


SEC MAIL PROCESSING
RECEIVED
AUG 09 2002
WASH, D.C.
207
SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

For August 2, 2002

Pan American Silver Corp.
1500 - 625 Howe Street
Vancouver, B.C.
V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___ Form 40-F_X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: August 7, 2002

By: 

Gordon Jang,
Controller, and Corporate Secretary

Documents Included as Part of this Report

No.	Document
1.	Extraordinary General Meeting, Information Circular
2.	Proxy Form
3.	Letter to Shareholders

DOCUMENT 1




CB
SILVER

Arrangement Involving

PAN AMERICAN SILVER CORP.

and

CORNER BAY SILVER INC.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PAN AMERICAN SILVER CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF CORNER BAY SILVER INC.

JOINT MANAGEMENT INFORMATION CIRCULAR

August 2, 2002

These documents require your immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisor.

PAN AMERICAN SILVER CORP.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "Pan American Meeting") of the members (the "Pan American Shareholders") of PAN AMERICAN SILVER CORP. ("Pan American") will be held in the Connaught Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Thursday, September 5, 2002 at 2:00 p.m. (Vancouver time) for the following purposes:

1. to consider and, if deemed advisable, to pass an ordinary resolution, the full text of which is set out as Appendix "A-1" to the accompanying Joint Management Information Circular, authorizing Pan American to issue common shares and common share purchase warrants of Pan American and to grant options to purchase common shares of Pan American pursuant to an arrangement under Section 192 of the *Canada Business Corporations Act* involving Corner Bay Silver Inc., its shareholders and optionholders;
2. to consider and, if deemed advisable, to pass an ordinary resolution, the full text of which is set out in Appendix "A-2" to the accompanying Joint Management Information Circular, authorizing an amendment to the terms of Pan American's stock option plan to increase the aggregate number of common shares of Pan American for which options may be granted under such plan to 4,846,084 common shares;
3. to consider amendments to or variations of any matter identified in this Notice of Meeting; and
4. to transact such other business as may be properly brought before the Pan American Meeting or any and all adjournments thereof.

Accompanying this Notice of Meeting are: (i) a Joint Management Information Circular; and (ii) a form of Proxy and notes thereto (printed on blue paper).

If you are a *registered Pan American Shareholder* and are unable to attend the Pan American Meeting in person, please complete, sign, date and return the enclosed form of Proxy either in the addressed envelope enclosed to Computershare Trust Company of Canada, Attention: Stock Transfer Services, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or by fax to (604) 683-3694. Proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Pan American Meeting or any adjournment thereof.

If you are a *non-registered Pan American Shareholder* and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. **If you are a non-registered Pan American Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Pan American Meeting, either in person or by proxy.**

If you have any questions about the procedures to be followed to qualify to vote at the Pan American Meeting or about obtaining, completing and depositing the required form of Proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-663-9097 or by e-mail at caregistryinfo@computershare.com.

This Notice of Meeting, the Joint Management Information Circular and the form of Proxy and notes thereto are first being sent to Pan American shareholders on or about August 6, 2002.

DATED at Vancouver, British Columbia, this 2nd day of August, 2002.

BY ORDER OF THE BOARD

(Signed) GORDON JANG
Controller and Corporate Secretary

CORNER BAY SILVER INC.

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Corner Bay Meeting") of the shareholders (the "Corner Bay Shareholders") of Corner Bay Silver Inc. ("Corner Bay") will be held at The Ontario Club, Canadian Room, 30 Wellington Street West, 5th Floor, Toronto, Ontario on Wednesday September 4, 2002 at 10:00 a.m. (Toronto time) for the following purposes:

1. to consider and, if deemed advisable, to pass a special resolution, the full text of which is set out in Appendix "B" to the accompanying Joint Management Information Circular, authorizing an arrangement under Section 192 of *Canada Business Corporations Act* involving Corner Bay, Corner Bay Shareholders and Corner Bay optionholders;

2. to transact such other business that may be properly brought before the Corner Bay Meeting or any and all adjournments thereof.

Accompanying this Notice of Meeting are: (i) a Joint Management Information Circular; and (ii) a form of Proxy and notes thereto (printed on green paper).

If you are a *registered Corner Bay Shareholder* and are unable to attend the Corner Bay Meeting in person, please complete, sign, date and return the enclosed form of Proxy either in the addressed envelope enclosed to Equity Transfer Services Inc., attention: Stock Transfer Services, Suite 420, Adelaide Street West, Toronto, Ontario, M5H 4C3 or by fax to (416) 361-0470. Proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Corner Bay Meeting or any adjournment thereof.

If you are a *non-registered Corner Bay Shareholder* and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. **If you are a non-registered Corner Bay Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Corner Bay Meeting, whether in person or by proxy.**

If you have any questions about the procedures to be followed to qualify to vote at the Corner Bay Meeting or about obtaining, completing or depositing the required form of Proxy, you should contact Equity Transfer Services Inc. by telephone at (416) 361-0930 ext. 243.

Registered Corner Bay Shareholders have the right to dissent in respect of the Arrangement and to be paid the fair value of their shares of Corner Bay, subject to certain conditions. This right of dissent is described in the accompanying Joint Management Information Circular. ***Non-registered Corner Bay Shareholders* who wish to dissent should be aware that only a *registered Corner Bay Shareholder* is entitled to dissent.**

This Notice of Meeting, the Joint Management Information Circular and the form of Proxy and notes thereto are first being sent to Corner Bay Shareholders on or about August 6, 2002.

DATED at Toronto, Ontario, this 2nd day of August, 2002.

BY ORDER OF THE BOARD

(Signed) STEVEN S. BRUNELLE
Vice-President and Corporate Secretary

TABLE OF CONTENTS

NOTE TO UNITED STATES SHAREHOLDERS

THE SECURITIES OF PAN AMERICAN ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Pan American Shares, Pan American Warrants and Replacement Options to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "The Arrangement – Procedure for the Arrangement to Become Effective – Court Approval". The solicitation of proxies by Pan American and Corner Bay is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act. Likewise, information concerning the properties and operations of Pan American and Corner Bay have been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies. In particular, the standards for preparing estimates of mineral reserves under Canadian disclosure requirements differ from the requirements of the SEC and the policies of the SEC normally do not permit disclosure concerning "mineral resources" to be included in documents filed with the SEC.

Financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Corner Bay Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See "The Arrangement - United States Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Pan American and Corner Bay are incorporated or organized under the laws of a foreign country, that some or all or their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Pan American and Corner Bay and said persons may be located outside the United States.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Circular constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements represent Pan American's or Corner Bay's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof, or Pan American's or Corner Bay's future economic performance.

The projections, expectations and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties that may cause Pan American's or Corner Bay's actual performance or financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: imprecision in estimating the productivity of Pan American's or Corner Bay's mineral properties; uncertainty in estimating capital costs and mine production costs; the fact that mineral exploration is not always successful; uncertainty in estimating reclamation and other post-closure costs; Pan American's and Corner Bay's ability to replace and expand ore reserves; the validity of title to mining or exploration concessions or surface rights; continued access to adequate infrastructure, such as reliable roads, power and water supplies required for mining and related activities; the need for Pan American and Corner Bay to obtain and maintain permits, licences and other discretionary governmental approvals to conduct their operations and business; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals Pan American or Corner Bay produce or will produce; changes in currency exchange rates; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Pan American or Corner Bay operate; technological and operational difficulties and hazards encountered in connection with mining activities; risks of environmental contamination; the timing and availability of financing; hedging practices and results; labour relations; and other matters discussed in Appendix "K", "Pan American 2001 Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Appendix "N", "Corner Bay 2001 Management's Discussion and Analysis of Financial Condition and Results of Operations". Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property in question is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit in question can be economically exploited.

Forwarding-looking statements are made based on management's projections, expectations and beliefs on the date the statements are made and Pan American and Corner Bay do not intend, and do not assume any obligation, to update these forward-looking statements if these beliefs, estimates, opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Although Pan American and Corner Bay have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended.

REPORTING CURRENCY

Pan American's reporting currency is the United States dollar. Corner Bay's reporting currency is the Canadian dollar. In this Circular, references to "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar for the end of each period and the high, low and average exchange rates for each of such periods (such rates, which are expressed in Canadian dollars are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Board of New York). On August 1, 2002, the noon buying rate was US$1.00 = Cdn$1.5867.

	Six Months Ended June 30,		**Year Ended December 31,**		
	2002	**2001**	**2001**	**2000**	**1999**
	(Cdn dollars)			(Cdn dollars)	
High	$1.6195	$1.5832	$1.6023	$1.5600	$1.5302
Low	$1.5024	$1.4895	$1.4933	$1.4350	$1.4440
Average	$1.5744	$1.5950	$1.5521	$1.4871	$1.4821
End of Period	$1.5145	$1.5190	$1.5956	$1.4995	$1.4440

ACCOUNTING POLICIES

Pan American's and Corner Bay's financial information is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and those generally accepted in the United States, as applicable to Pan American, are explained in Note 16 to the Consolidated Financial Statements of Pan American, and as applicable to Corner Bay, are explained in Note 11 to the Consolidated Financial Statements of Corner Bay.

CLASSIFICATION OF MINERAL RESERVES AND RESOURCES

In this Circular, the definitions of proven and probable mineral reserves and measured, indicated and inferred resources are those used by certain Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted on August 20, 2000.

SILVER PRICES

The following table sets forth, for each period indicated, the afternoon fixing price for silver as of the end of each period and the high, low and average afternoon fixing prices for silver for each of such periods (in U.S. dollars per ounce based on London Metals Exchange prices). On August 1, 2002 the afternoon fixing price for silver on the London Metals Exchange was US$4.54 per ounce.

	Six Months Ended June 30,		Year Ended December 31,		
	2002	2001	2001	2000	1999
	(US dollars)			(US dollars)	
High	$5.05	$4.82	$4.80	$5.45	$5.75
Low	$4.24	$4.30	$4.10	$4.58	$4.88
Average	$4.61	$4.46	$4.40	$4.95	$5.22
End of Period	$4.87	$4.34	$4.52	$4.58	$5.33

METRIC EQUIVALENTS CONVERSION TABLE

In this Circular, imperial measures are used with respect to mineral properties located in the United States of America and metric units are used with respect to mineral properties located in Mexico, Peru, Bolivia, Argentina, Russia and elsewhere, unless other indicated. Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table set out below.

Imperial Measure =	Metric Unit
2.47 acres	1 hectare
3.28 feet	1 metre
0.62 miles	1 kilometre
0.032 ounces (troy)	1 gram
1.102 tons (short)	1 tonne
0.029 ounces (troy)/ton	1 gram/tonne

Metric Unit =	Imperial Measure
0.4047 hectares	1 acre
0.3048 metres	1 foot
1.609 kilometres	1 mile
31.1 grams	1 ounce (troy)
0.907 tonnes	1 ton
34.28 grams/tonne	1 ounce (troy)/ton

SUMMARY

The following is a summary of certain information contained in this Circular and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Circular and it's Appendices. Certain capitalized words and terms used in this summary are defined in the "Glossary of Terms" immediately following this summary.

THE COMPANIES

Pan American

Pan American is a mining company principally engaged in the acquisition, development and operation of, and exploration for, silver properties in the Americas. Pan American owns and operates the producing Quiruvilca and Huaron silver mines in Peru and owns and is expanding the currently small-scale La Colorada silver mine in Mexico. Pan American also holds non-producing silver resource properties in Montana and California and an option to acquire an interest in a non-producing silver resource property in Arizona. Pan American holds an interest in or may earn an interest in a number of silver exploration properties in Mexico, Peru, Argentina and Bolivia. In addition, Pan American holds a 20% interest in Serebro Magadana, a Russian company that owns the Dukat silver development project in the Russian Federation. The Pan American Shares are listed on Nasdaq and the TSX. See "Information Concerning Pan American".

Corner Bay

Corner Bay is an exploration company engaged in the acquisition, exploration and development of mineral properties in Mexico and Canada. Its principal asset is the Alamo Dorado Project located in Sonora State, Mexico. Corner Bay also holds approximately 9,250 hectares of exploration properties in Sonora State, Mexico and an interest in four exploration properties in the Atlantic Provinces and Quebec. The Corner Bay Shares are listed on the TSX. See "Information Concerning Corner Bay".

THE ALAMO DORADO PROJECT

The Arrangement represents an opportunity for both Pan American and Corner Bay to participate in the development of the Alamo Dorado Project. The Alamo Dorado Project was a grass roots exploration discovery made by Corner Bay in 1997 in Sonora State, Mexico. Corner Bay holds an option to earn a 100% interest, with no royalties, in this project.

Mineral reserves on the Alamo Dorado Project (calculated at per ounce prices of US$4.60 silver and US$300 gold) include proven reserves of 23.36 million tonnes of ore grading 71 grams of silver per tonne and 0.27 grams of gold per tonne and probable reserves of 12.14 million tonnes of ore grading 60 grams of silver per tonne and 0.24 grams of gold per tonne (Qualified person – Mintec, Inc., July 2002), containing approximately 77 million ounces of silver and 297,000 ounces of gold. The Alamo Dorado Project is located in the western foothills of the Sierra Madres mountain range and occupies a ridge top, making it ideal for low strip ratio, open pit mining.

A bankable feasibility study on the Alamo Dorado Project was completed in July 2002 by AMEC E&C Services, Inc., an independent engineering consulting firm. The study contemplates development of a heap leach mine on the Alamo Ocho Concession operating at a crushing rate of 4.5 million tonnes per year or approximately 12,500 tonnes per day. At this design rate, the Alamo Dorado Project is expected to produce an average of 6.0 million ounces of silver and 29,000 ounces of gold per year or 7.9 million ounces of silver equivalent over the eight year mine life and 11 year project life.

Direct total cash costs for development of the Alamo Dorado Project are estimated to be US$3.25 per ounce of silver equivalent. Total cash costs, including taxes, capital and 10% employee profit sharing, are estimated to be US$4.13 per ounce of silver equivalent. The life of mine waste to ore stripping ratio is anticipated to be 1.08:1. Capital costs for the project are estimated at US$45.1 million. Silver production is anticipated to be higher in the first three years of production with peak production in year three. The product will be silver-gold doré, which will be shipped to a precious metal refiner for final processing and sale.

A 100% equity-based case analysis of the Alamo Dorado Project, using a discounted cash flow approach starting in the second quarter of 2002 and assuming metal prices of US$5.00 per ounce of silver and US$325 per ounce of gold, yields a pre-tax internal rate of return of 30% and an after-tax internal rate of return of 17%, with a projected payback period of approximately 2.8 years. See "Information Concerning Corner Bay – Properties – Alamo Dorado Project".

SHAREHOLDER MEETINGS

Time, Date and Place of Meetings

The Pan American Meeting will be held on Thursday, September 5, 2002 at 2:00 p.m. (Vancouver time) in the Connaught Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia.

The Corner Bay Meeting will be held on Wednesday, September 4, 2002 at 10:00 a.m. (Toronto time) in the Canadian Room, The Ontario Club, 5th Floor, 30 Wellington Street West, Toronto, Ontario.

Record Date

The record date for both the Pan American Meeting and the Corner Bay Meeting is the close of business on July 31, 2002.

Purpose of the Meetings

The purpose of the Pan American Meeting is to consider and, if thought appropriate, to pass:

- the Acquisition Resolution, which, among other things, will result in the issuance of Pan American Shares and Pan American Warrants in exchange for all of the issued and outstanding Corner Bay Shares; and
- the Option Resolution, which, among other things, will increase the maximum number of Pan American Shares issuable upon exercise of options under the Pan American Stock Option Plan.

The purpose of the Corner Bay Meeting is to consider and, if deemed advisable, to pass the Arrangement Resolution which, among other things, will result in the acquisition by Pan American of all of the issued and outstanding Corner Bay Shares in exchange for Pan American Shares and Pan American Warrants.

BENEFITS OF THE ARRANGEMENT

The Pan American Board believes that the Arrangement gives Pan American the opportunity to acquire at a reasonable cost an advanced silver mine development project in a country where Pan American has significant existing operations. The Corner Bay Board believes that the Arrangement will enable Corner Bay Shareholders to participate, at an attractive exchange ratio, in Pan American, which is a company:

- with a substantially larger asset base, cash flow from operating mines and greater financial resources than Corner Bay and which is strategically, financially and operationally in a better position to advance development of the Alamo Dorado Project;

- with a substantially larger market capitalization and float than Corner Bay and whose shares are listed on both Nasdaq and the TSX, providing Corner Bay Shareholders with greater liquidity for their investment;
- with considerable experience in developing and operating silver mines in Latin America;
- with a strong focus on silver production, enabling Corner Bay Shareholders to benefit from increases in the price of silver; and
- which can take advantage of a number of synergies resulting from the combination of the businesses and affairs of Pan American and Corner Bay.

See "The Arrangement – Benefits of the Arrangement".

FAIRNESS OPINIONS AND BOARD RECOMMENDATION

Fairness Opinion of Pan American's Financial Advisor

Canaccord Capital Corporation acted as financial advisor to Pan American in connection with the Arrangement. In the opinion of Canaccord, as of the date of its written opinion and based upon the assumptions made, matters considered and limits of review set forth in its written opinion, the Arrangement is fair from a financial point of view to Pan American Shareholders. The full text of the written opinion of Canaccord, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Canaccord in rendering its opinion, is reproduced in full as Appendix "F" to this Circular. **Pan American Shareholders are encouraged to read the Canaccord Fairness Opinion in its entirety.** See "The Arrangement – Fairness Opinions".

Fairness Opinion of Corner Bay's Financial Advisor

Griffiths McBurney & Partners acted as financial advisor to Corner Bay in connection with the Arrangement. In the opinion of Griffiths McBurney, as at the date of its written opinion and based upon the assumptions made, matters considered and limits of review set forth in its written opinion, the Arrangement is fair from a financial point of view to Corner Bay Shareholders. The full text of the Griffiths McBurney Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on review undertaken by Griffiths McBurney in rendering its opinion, is reproduced in full as Appendix "G" to this Circular. **Corner Bay Shareholders are encouraged to read the Griffiths McBurney Fairness Opinion in its entirety.** See "The Arrangement – Fairness Opinions".

Recommendation of the Pan American Board

The Pan American Board has unanimously concluded that the Arrangement is in the best interests of Pan American and is fair to the Pan American Shareholders. **The Pan American Board recommends that Pan American Shareholders vote FOR the Acquisition Resolution and the Option Resolution.** In reaching the foregoing conclusions, the Pan American Board obtained and considered independent financial and legal advice and considered a number of other factors which are believed to be relevant. See "The Arrangement – Recommendation of the Pan American Board".

Recommendation of the Corner Bay Board

The Corner Bay Board has unanimously concluded that the Arrangement is in the best interests of Corner Bay and is fair to the Corner Bay Shareholders. **The Corner Bay Board unanimously recommends that Corner Bay Shareholders vote FOR the Arrangement Resolution.** In reaching the foregoing conclusions, the Corner Bay Board obtained and considered independent financial and legal advice and considered a number of other factors which are believed to be relevant. See "The Arrangement – Recommendation of the Corner Bay Board".

INTENTION OF SIGNIFICANT SHAREHOLDERS

All of the directors and officers of Pan American have indicated their intention to vote or cause to be voted all Pan American Shares which they own and over which they exercise control or direction in favour of the Acquisition Resolution and the Option Resolution.

Peter Mordaunt, the Chairman and President of Corner Bay, Steven S. Brunelle, Vice-President and Corporate Secretary of Corner Bay, and J. Terrence Flanagan, a Director of Corner Bay, have entered into Support Agreements with Pan American pursuant to which they have agreed to vote or cause to be voted all of the 1,352,104 Corner Bay Shares which they or their affiliates own or over which they exercise control or direction (representing 6.8% of the issued and outstanding Corner Bay Shares) in favour of the Arrangement.

In addition to Messrs. Mordaunt, Brunelle and Flanagan, all of the directors and officers of Corner Bay have indicated their intention to vote or cause to be voted all Corner Bay Shares which they own or which they exercise control or direction in favour of the Arrangement Resolution.

THE ARRANGEMENT

Summary of the Arrangement

Subject to the satisfaction of certain conditions precedent, Pan American has agreed to acquire all of the issued and outstanding Corner Bay Shares. The acquisition is structured as an Arrangement pursuant to Section 192 of the CBCA among Corner Bay, the Corner Bay Shareholders and the Corner Bay Optionholders. Under the terms of the Arrangement:

- each Corner Bay Shareholder (other than a Dissenting Shareholder) will receive 0.3846 Pan American Shares in exchange for the Share Portion of each Corner Bay Share held;
- each Corner Bay Shareholder (other than a Dissenting Shareholder) will receive 0.1923 Pan American Warrants in exchange for the Warrant Portion of each Corner Bay Share held;
- Corner Bay will become a wholly-owned subsidiary of Pan American;
- Messrs. Peter Mordaunt, William A. Faust and Steven S. Brunelle will receive three Replacement Options from Pan American in exchange for every 5.2 Corner Bay Options held by them; and
- the Corner Bay Options will be terminated.

See "The Arrangement – The Plan of Arrangement".

Arrangement Agreement

The Arrangement will be effected pursuant to an Arrangement Agreement entered into between Pan American and Corner Bay. A copy of the Arrangement Agreement is attached as Appendix "E" to this Circular. See "The Arrangement – Arrangement Agreement".

Effective Date

The Arrangement will become effective at 2:00 p.m. (Vancouver time) on the Effective Date, which is anticipated to be on or about September 13, 2002. See "The Arrangement – Timing and Effective Date".

Management of Pan American Following the Arrangement

The Arrangement Agreement provides that as of the Effective Time of the Arrangement, Mr. Peter Mordaunt, the current Chairman and President of Corner Bay, will become a consultant of Pan American and, once applicable residency restrictions of British Columbia corporate law have been revoked, the size of the Pan American Board will be increased to eight directors and Mr. Mordaunt will become a director of Pan American. Mr. Steven S. Brunelle, Vice-President and Corporate Secretary of Corner Bay, will be retained as a consultant by Pan American for one year following the Effective Date of Arrangement. Mr. William A. Faust, Vice-President, Operations of Corner Bay, will continue as an employee of Pan American following the Effective Date of the Arrangement. All other directors, officers and employees of Corner Bay will resign effective as of the Termination Date. Certain termination payments will be made by Corner Bay to each of Peter Mordaunt, Steven S. Brunelle, and Edward J. Badida.

Procedure for the Arrangement to Become Effective

Procedural Steps

The following procedural steps must take place in order for the Arrangement to become effective:

- the Arrangement Resolution must be approved by the Corner Bay Shareholders in the manner set out in the Interim Order;
- the Acquisition Resolution must be approved by Pan American Shareholders;
- the Court must grant the Final Order approving the Arrangement;
- all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and
- the Final Order and Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director.

Shareholder Approval

The rules and policies of Nasdaq and the TSX require Pan American Shareholders to approve the Acquisition Resolution and the Option Resolution at the Pan American Meeting. These are ordinary resolutions and must be approved by a simple majority (50% plus one vote) of the votes cast by registered Pan American Shareholders present in person or represented by proxy at the Pan American Meeting.

Pursuant to the Interim Order, the Court has directed that Corner Bay Shareholders be asked to approve the Arrangement Resolution at the Corner Bay Meeting. The Arrangement Resolution is a special resolution and must be approved by at least 66 2/3% of the votes cast by registered Corner Bay Shareholders present in person or represented by proxy at the Corner Bay Meeting.

Court Approval

The Arrangement requires Court approval. Prior to the mailing of this Circular, Corner Bay obtained the Interim Order providing for the calling and holding of the Corner Bay Meeting and other procedural matters pertaining to the Arrangement. A copy of the Interim Order is attached as Appendix "C" to this Circular. A copy of the Notice of Application for the Final Order is attached as Appendix "D" to this Circular. Subject to the approval of the Arrangement Resolution by the Corner Bay Shareholders at the Corner Bay Meeting and the approval of the Acquisition Resolution by the Pan American Shareholders at the Pan American Meeting, the hearing in respect of the Final Order is scheduled to take place on Tuesday, September 10, 2002 at 10:00 a.m. (Toronto time) or as soon thereafter as counsel may be heard at the Court in Toronto. At that hearing, any Corner Bay Shareholder, Corner Bay Optionholder or any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing a notice of appearance in accordance with the Notice of Application for the Final Order and satisfying any other applicable requirements. At the hearing of the application in respect of the Final Order, the Court will consider, among other things, the fairness of the arrangement to the Corner Bay Shareholders and Corner Bay Optionholders. See "The Arrangement – Procedure for the Arrangement to Become Effective - Court Approval".

Conditions to Closing

Mutual Conditions

Neither Pan American nor Corner Bay will be required to complete the transactions contemplated by the Arrangement or the Arrangement Agreement unless a number of mutual conditions are met, or waived, including the following:

- the Corner Bay Shareholders have duly passed the Arrangement Resolution at the Corner Bay meeting;
- the Pan American Shareholders have duly passed the Acquisition Resolution at the Pan American Meeting;
- the Court has granted the Final Order after a fairness hearing;
- the TSX has conditionally approved the listing of the Pan American Shares to be issued to Corner Bay Shareholders pursuant to the Arrangement and to holders of Pan American Warrants and Replacement Options upon their exercise;
- the TSX has conditionally approved the listing of the Pan American Warrants to be issued to Corner Bay Shareholders pursuant to the Arrangement; and
- there are no legal or regulatory restraints that prevent completion of the Arrangement.

Conditions in Favour of Pan American

Pan American will not be required to complete the transaction contemplated by the Arrangement or the Arrangement Agreement unless a number of conditions are met, or waived, including the following:

- the representations and warranties made by Corner Bay are true and correct to the degree required by the Arrangement Agreement;
- Corner Bay has complied with its covenants under the Arrangement Agreement;
- since June 27, 2002, there has been no change, condition, event or occurrence which has or is reasonably likely to have a material adverse effect on Corner Bay;

- Minera Corner Bay's option to purchase the Alamo Ocho Concession will have been duly exercised in full and Minera Corner Bay will have been duly registered as the sole owner of the Alamo Ocho Concession with appropriate governmental offices in Mexico;

- the Surface Rights Agreements pursuant to which Minera Corner Bay holds valid and binding rights to lease the Alamo Dorado Surface Lands will have been duly registered with appropriate governmental offices in Mexico;

- Minera Corner Bay will have entered into an agreement to draw 2.5 million cubic metres of water annually from the Miguel Hidalgo reservoir in Sonora Mexico for use at the Alamo Dorado Project. **To date, Minera Corner Bay has not entered into such an agreement and there is no assurance Minera Corner Bay will be able to successfully negotiate or conclude such an agreement**; and

- no Corner Bay Shareholders will have exercised Dissent Rights.

Conditions in Favour of Corner Bay

Corner Bay will not be required to complete the transactions contemplated by the Arrangement or the Arrangement Agreement unless a number of conditions are met, or waived, including the following:

- the representations and warranties made by Pan American are true and correct to the degree required by the Arrangement Agreement;

- Pan American has complied with its covenants under the Arrangement Agreement; and

- since June 27, 2002, there has been no change, condition, event or occurrence which has or is reasonably likely to have a material adverse effect on Pan American.

See "The Arrangement – Procedure for the Arrangement to become Effective – Conditions to Closing".

Non-Solicitation

Pursuant to the Arrangement Agreement, Corner Bay has agreed not to solicit or encourage any Acquisition Proposals. Nevertheless, Corner Bay is permitted to consider and accept an unsolicited *bona fide* written Acquisition Proposal under certain conditions. Pan American has the right to match any such Acquisition Proposal that Corner Bay receives. If Corner Bay receives an Acquisition Proposal on or before the date of termination of the Arrangement Agreement and enters into an Acquisition Proposal prior to June 27, 2003, Corner Bay must pay a termination fee to Pan American of Cdn$5 million. See "The Arrangement – Arrangement Agreement – Non-Solicitation".

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Date, even after Pan American Shareholders have approved the Acquisition Resolution and Corner Bay Shareholders have approved the Arrangement Resolution:

- by mutual consent of Pan American and Corner Bay;

- by either of Pan American or Corner Bay if the Effective Date of the Arrangement has not occurred by November 15, 2002;

- by either of Pan American or Corner Bay if there has been a material breach of any representation, warranty, covenant or agreement contained in the Arrangement Agreement on the part of the other party and such breach has not been cured; or
- by Pan American in the event of an Acquisition Proposal.

Stock Exchange Listings

The TSX has conditionally approved the listing of the:

- Pan American Shares and Pan American Warrants issuable to Corner Bay Shareholders pursuant to the Arrangement; and
- the Pan American Shares issuable upon exercise of the Pan American Warrants and the Replacement Options,

subject to the satisfaction of its customary requirements. Pan American has notified Nasdaq of the issuance of the Pan American Shares and Pan American Warrants in accordance with Nasdaq rules and will apply for listing of the Pan American Shares issuable pursuant to the Arrangement on Nasdaq. There is no current intention to list the Pan American Warrants on Nasdaq.

The Corner Bay Shares will be delisted from the TSX on or after the Effective Date. See "The Arrangement – Stock Exchange Listings".

Corner Bay Shareholders' Dissent Right

Pursuant to the Interim Order, a *registered* Corner Bay Shareholder has the right to dissent with respect to the Arrangement Resolution by filing a written objection with Corner Bay at its registered office at Suite 910, 55 University Avenue, Toronto, Ontario, M5J 2H7, Facsimile No.: (416) 368-7141, Attention: Edward J. Badida, not later than 5:00 p.m. (Toronto time) on the Business Day prior to the date of the Corner Bay Meeting and otherwise complying with Section 190 of the CBCA, as modified by the Interim Order.

Provided that the Arrangement becomes effective, each Dissenting Shareholder will be entitled to be paid by Corner Bay the fair value of the Corner Bay Shares in respect of which such Dissenting Shareholder dissents in accordance with Section 190 of the CBCA, as modified by the Interim Order.

Beneficial Owners of Corner Bay Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY the *registered* holders of such Corner Bay Shares are entitled to dissent. Accordingly, a beneficial owner of Corner Bay Shares desiring to exercise the Dissent Right must make arrangements for the Corner Bay Shares beneficially owned by such Corner Bay Shareholder to be registered in his or her name prior to the time written objection to the Arrangement Resolution is required to be received by Corner Bay, or alternatively, make arrangements for the registered holder of such holder's Corner Bay Shares to dissent on the beneficial shareholder's behalf. See "The Arrangement – Corner Bay Shareholders' Dissent Rights" and Appendix "H" of this Circular.

Restrictions on Exercise of Pan American Warrants in the United States or by U.S. Persons

As of the date hereof, the distribution of the Pan American Shares to be issued upon exercise of the Pan American Warrants has not been registered under the U.S. Securities Act or any applicable state securities laws of the United States. **Pan American Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless the distribution of such Pan American Shares issuable upon the exercise thereof is registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or exemptions from such registration requirements are available.** Pursuant to the Arrangement Agreement and the Warrant Indenture, Pan American has agreed to use its commercially reasonable efforts to register the distribution of the Pan American Shares to be issued upon exercise of the Pan American Warrants under the U.S. Securities Act as soon as practicable after the Effective Date, unless an exemption from such registration requirements is available. The Warrant Trustee will promptly give notice to all holders of Pan American Warrants when such registration has become effective. See "Information Concerning Pan American – Share Capital – Pan American Warrants."

Accounting Treatment

The acquisition of all of the issued and outstanding Corner Bay Shares by Pan American pursuant to the Arrangement will be accounted for under the purchase method of accounting and for financial reporting purposes under Canadian generally accepted accounting principles. Under this method of accounting, Pan American will allocate the cost of acquiring Corner Bay to the assets acquired and the liabilities assumed, based on the fair value of the assets acquired and liabilities assumed as of the date of acquisition. Accounting for business combinations using the purchase method of accounting in accordance with Canadian generally accepted accounting principles is consistent in all material respects with United States generally accepted accounting principles.

Investment Considerations

Certain investment matters should be considered by Corner Bay Shareholders in deciding whether to approve the Arrangement Resolution. Some of these investment considerations relate directly to the Arrangement and others relate to the business of Pan American. These investment considerations include:

- Canadian federal income tax consequences to Corner Bay Shareholders;
- U.S. federal income tax consequences to Corner Bay Shareholders;
- the method of determining the Exchange Ratio; and
- risks related to Pan American.

See "The Arrangement - Investment Considerations" for discussion of some of the factors that should be considered by Corner Bay Shareholders before approving the Arrangement Resolution. See also "The Arrangement – Canadian Federal Income Tax Considerations", "The Arrangement – United States Federal Income Tax Considerations", "Information Concerning Corner Bay – Risk Factors" and Appendix "Q", "Pan American 2001 Annual Information Form – Narrative Description of the Business Risks and Uncertainties".

Material Income Tax Considerations for Corner Bay Shareholders

Canada

Corner Bay Shareholders should carefully read the information under "The Arrangement – Canadian Federal Income Tax Considerations" which qualifies the information set forth below. The following summary of income tax considerations is intended as a general summary and does not discuss all of the facts and circumstances that may affect the tax liability of particular Corner Bay Shareholders. Therefore, all Corner Bay Shareholders are urged to consult their own tax advisors as to the tax consequences to them of the Arrangement. No advance income tax rulings relating to Corner Bay Shareholders have been sought or obtained with respect to the Arrangement.

A holder of Corner Bay Shares who is a resident of Canada, holds its Corner Bay Shares as capital property and receives Pan American Warrants in respect of the Warrant Portion of a Corner Bay Share and a Pan American Share in respect of the Share Portion of a Corner Bay Share, will (unless such holder chooses to report a capital gain or capital loss) with respect to the Share Portion of a Corner Bay Share exchanged for a Pan American Share be deemed to have disposed of such portion for proceeds of disposition equal to the adjusted cost base of the Share Portion in respect of such share immediately before the exchange, and to have acquired a Pan American Share at a cost equal to such proceeds of disposition in respect of the Share Portion of a Corner Bay Share and will, with respect to the Warrant Portion of a Corner Bay Share exchanged for Pan American Warrants, be considered to have disposed of the Warrant Portion of such share for proceeds of disposition equal to the fair market value of the Pan American Warrant received by such holder. Such Corner Bay Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Warrant Portion of a Corner Bay Share, net of any reasonable costs associated with the disposition, exceed (or are less than) such holder's respective adjusted cost base of the Warrant Portion of such share.

A holder of Corner Bay Shares who is not a resident of Canada and to whom such shares are not "taxable Canadian property" (as defined in the Tax Act) will not be subject to tax under the Tax Act on the exchange of Corner Bay Shares pursuant to the Arrangement.

United States

Corner Bay Shareholders should carefully read the information under "The Arrangement – United States Federal Income Tax Considerations" which qualifies the information set forth below. The following summary is for general information purposes only and does not address all United States federal income tax considerations that may be relevant to a particular Corner Bay Shareholder. Therefore, Corner Bay Shareholders are urged to consult their own tax advisors regarding the tax consequences to them of the Arrangement.

As described below under "The Arrangement – United States Federal Income Tax Considerations," the exchange of Corner Bay Shares for Pan American Shares and Pan American Warrants pursuant to the Arrangement will constitute a taxable transaction for United States federal income tax purposes. Accordingly, a U.S. Holder, defined therein, generally will recognize gain or loss on the exchange equal to the difference between the fair market value of the Pan American Shares and Pan American Warrants received and such U.S. Holder's tax basis in the Corner Bay Shares exchanged therefor. A U.S. Holder's initial tax basis in the Pan American Shares and Pan American Warrants received pursuant to the Arrangement will equal the fair market value of such shares and warrants determined in United States Dollars, and a U.S. Holder's holding period in such Pan American Shares and Pan American Warrants will begin on the day after the date such shares and warrants are received.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

The following table provides: (a) the closing price per share of Pan American Shares on the TSX and Nasdaq and of Corner Bay Shares on the TSX on May 17, 2002, the last full trading day on the TSX before the public announcement of a proposed arrangement between Pan American and Corner Bay; (b) the closing price per share of Pan American Shares on Nasdaq on May 20, 2002, the last full trading day on Nasdaq before the public announcement of a proposed arrangement between Pan American and Corner Bay; and (c) the Closing Price per share of Pan American Shares on the TSX and Nasdaq and Corner Bay Shares on the TSX on August 1, 2002, the last full day of trading on Nasdaq and the TSX before the date of this Circular.

Date	Pan American Shares (Nasdaq/TSX)	Corner Bay Shares (TSX)
May 17, 2002	US$7.20 / Cdn$11.00	Cdn$4.26
May 20, 2002	US$7.69 / -	-
August 1, 2002	US$6.00 / Cdn$9.50	Cdn$3.70

See "Market Prices of Pan American Shares and Corner Bay Shares".

PROCEDURE FOR THE EXCHANGE OF CORNER BAY SHARE CERTIFICATES

The details of the procedure for the deposit of certificates representing Corner Bay Shares and the delivery by the Depositary of Pan American Shares and Pan American Warrants in exchange for such Corner Bay Shares will be set out in a Letter of Transmittal to be mailed separately from this Circular to registered Corner Bay Shareholders. Registered Corner Bay Shareholders who have not received a Letter of Transmittal prior to the Corner Bay Meeting should contact the Depositary.

The Depositary will forward to all Corner Bay Shareholders who, prior to the Effective Date, have deposited properly completed Letters of Transmittal, together with the certificates representing their Corner Bay Shares, certificates representing Pan American Shares and Pan American Warrants to which such Corner Bay Shareholders are entitled as soon as practicable but, in any event, not later than ten days after the Effective Date. The Depositary will forward to Corner Bay Shareholders who, after the Effective Date, have deposited properly completed Letters of Transmittal together with the certificates representing their Corner Bay Shares, certificates representing the Pan American Shares and Pan American Warrants to which such Corner Bay Shareholders are entitled within ten days following receipt by the Depositary of such Letters of Transmittal and Certificates.

Corner Bay Shareholders who do not forward to the Depositary a properly completed Letter of Transmittal, together with their Corner Bay Share Certificates will not receive the Pan American Shares and Pan American Warrants to which they are otherwise entitled until such documents are forwarded to the Depositary. After the Effective Time, certificates formerly representing Corner Bay Shares will represent only the right to receive certificates representing Pan American Shares and Pan American Warrants in accordance with the terms of the Arrangement.

If the Arrangement is not completed, all certificates representing Corner Bay Shares deposited with the Depositary will be returned as soon as practicable to the Corner Bay Shareholders entitled thereto, without charge.

It is recommended that Corner Bay Shareholders complete and return their Letter of Transmittal, together with the certificates representing their Corner Bay Shares to the Depositary as soon as possible and, in any event, prior to the Effective Date. All certificates representing Corner Bay Shares deposited with the Depositary may be withdrawn at any time prior to the Effective Date. See "The Arrangement - Procedure for the Exchange of Corner Bay Share Certificates."

SUMMARY PRO FORMA FINANCIAL INFORMATION

The following table presents selected pro forma consolidated financial information of Pan American as at March 31, 2002 and December 31, 2001 and for the three month period ended March 31, 2002 and for the year ended December 31, 2001, giving effect to the proposed Arrangement. This table should be read in conjunction with the pro forma financial statements of Pan American set out in Appendix "O".

Summary Pro Forma Consolidated Statements of Operations

	Three Months Ended March 31, 2002	Year Ended December 31, 2001
	(Unaudited) (thousands of US dollars, except per share amounts)	
Revenue	$10,199	$37,296
Operating income (loss) [(1)]	(1,539)	(12,231)
Operating income (loss) per share	(0.03)	(0.28)
Net income (loss)	(1,539)	(8,731)
Net income (loss) per share	(0.03)	(0.20)

Summary Pro Forma Balance Sheet

	As at March 31, 2002	As at December 31, 2001
	(Unaudited) (thousands of US dollars)	
Cash	$25,429	$9,980
Total assets	191,125	173,756
Total long-term financial liabilities [(2)]	6,656	7,535
Total shareholders' equity	139,431	123,105

Notes:

(1) Operating income (loss) is loss before unusual items, such as gains realized on the sale of land.
(2) Long-term financial liabilities represent bank loans and severance indemnity and commitments.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF PAN AMERICAN

The following table presents selected consolidated financial information of Pan American as at and for the three months ended March 31, 2002 and 2001 and as at and for the years ended December 31, 2001, 2000 and 1999. This table should be read in conjunction with the consolidated financial statements of Pan American set out in Appendices "I" and "J" and Management's Discussion and Analysis of Financial Condition and Results of Operations set out in Appendices "J" and "K".

	Three Months Ended March 31, (unaudited)		Year Ended December 31, (audited)		
	2002	2001	2001	2000	1999
	(thousands of US dollars, except per share amounts)				
Revenue	$10,199	$4,541	$ 37,296	$ 29,931	$ 26,851
Operating income (loss)	(1,303)	(1,541)	(11,577)	(45,878)	(5,837)
Operating income (loss) per share	(0.03)	(0.04)	($0.32)	($1.35)	($0.20)
Net income (loss)	(1,303)	(1,541)	(8,077)	(45,878)	(5,837)
Net income (loss) per share	(0.03)	(0.04)	($0.22)	($1.35)	($0.20)
Cash and cash equivalents	19,921	3,531	3,331	7,544	15,850
Total assets	107,298	84,723	91,517	83,087	107,829
Total long-term financial liabilities	6,656	5,947	7,535	6,469	748
Total shareholder's equity	75,203	55,994	58,877	57,544	94,884

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CORNER BAY

The following table presents selected consolidated financial information of Corner Bay as at and for the nine months ended March 31, 2002 and 2001 and as at and for the years ended June 30, 2001, 2000 and 1999. This table should be read in conjunction with the consolidated financial statements of Corner Bay set out in Appendices "L" and "M" and "Management's Discussion and Analysis of Financial Condition and Results of Operations set out in Appendix "N".

	Nine Months Ended March 31, (unaudited)		Year Ended June 31, (audited)		
	2002	2001	2001	2000	1999
			(Cdn dollars)		
Revenue	$ 262,539	$ 159,952	$ 224,974	$ 113,511	$ 93,796
Operating income (loss)	(760,065)	(482,083)	(1,067,871)	(1,523,458)	(592,670)
Operating income (loss) per share	(0.05)	(0.03)	(0.08)	(0.14)	(0.07)
Net income (loss)	(760,065)	(482,083)	(1,067,871)	(1,523,458)	(592,670)
Net income (loss) per share	(0.05)	(0.03)	(0.08)	(0.14)	(0.07)
Cash and short-term investments	6,588,014	4,448,595	4,022,422	929,152	659,001
Total assets	13,728,934	9,244,114	8,948,018	4,876,548	3,674,128
Total long-term financial liabilities	Nil	Nil	Nil	Nil	Nil
Total shareholder's equity	13,411,090	9,133,787	8,560,055	4,589,529	3,613,596

MINERAL RESERVES AND RESOURCES

The following table sets forth the proven and probable reserves and mineral resources of Pan American as at December 31, 2001 and the proven and probable reserves and mineral resources of Corner Bay as at July 2002:

Pan American

Property	Category[1]	Tons	Tonnes	Ag Grade opt	Ag Grade gpt	Ag oz millions	By-products
Quiruvilca, Peru	Proven Reserve	-	1,742,900	-	195	10.7	4.5% Zn, 1.7% Pb, 0.5% Cu
	Probable Reserve	-	1,006,500	-	187	6.0	4.7% Zn, 1.6% Pb, 0.4% Cu
	Measured and Indicated Resource	-	2,114,200	-	137	9.3	2.7% Zn, 1.0% Pb, 1.8% Cu
	Inferred Resource	-	3,026,800	-	167	16.3	4.4% Zn, 1.6% Pb, 0.4% Cu
Huaron, Peru	Proven Reserve	-	4,889,600	-	255	40.2	4.5% Zn, 2.4% Pb, 0.5% Cu
	Probable Reserve	-	1,795,250	-	245	14.2	4.6% Zn, 2.4% Pb, 0.5% Cu
	Measured and Indicated Resource	-	2,590,800	-	221	18.4	4.6% Zn, 2.8% Pb, 0.2% Cu
	Inferred Resource	-	4,764,500	-	228	34.9	3.7% Zn, 2.3% Pb, 0.5% Cu
La Colorada, Mexico	Proven Reserve	-	626,000	-	530	10.7	0.49 g/t Au
	Probable Reserve	-	2,117,600	-	438	29.9	0.54 g/t Au
	Measured and Indicated Resource	-	1,747,200	-	267	15.0	0.19 g/t Au, 1.5% Zn, 1.0% Pb
	Inferred Resource (veins)	-	2,443,300	-	363	28.5	0.24 g/t Au, 2.6% Zn, 1.6% Pb
	Inferred Resource (breccias)	-	5,000,000	-	108	17.4	0.24 gpt Au, 0.6% Zn, 1.7% Pb
Dukat, Russia	Proven and Probable Reserve	-	10,551,200	-	755	256.1	1.54 g/t Au
	Measured and Indicated Resource	-	3,750,00	-	489	59.0	1.0 g/t Au
	Inferred Resource	-	17,060,000	-	295	161.8	0.66 g/t Au
San Vicente, Bolivia	Indicated Resource	-	2,388,500	-	383	29.4	4.4% Zn
	Inferred Resource	-	1,710,400	-	349	19.2	5.3% Zn
Hog Heaven, Montana	Measured and Indicated Resource	3,023,000		4.97		15.0	0.018 opt Au
	Inferred Resource	8,205,000		4.11		33.7	0.004 opt Au
Waterloo, California	Indicated Resource	37,235,000		2.71		100.9	13.4% barite
Hardshell, Arizona	Indicated Resource	20,000,000		3.35		67.0	8% Mn

Total Proven and Probable Reserves(2)	162.8 million ounces silver
Total Measured and Indicated Resources(2) (in addition to reserves)	266.8 million ounces silver
Total Inferred Resources(2) (in addition to reserves and other resources)	182.3 million ounces silver

Notes:

(1) All reserves were calculated using metal prices of US$5.00 per ounce silver, US$275 per ounce gold, US$1000 per tonne zinc, US$500 per tonne lead, and US$1600 per tonne copper except La Colorada, which was based on US$4.50 per ounce silver. Resource and reserve estimations were prepared under the supervision of Norm Pitcher, P.Geo., Chief Geologist for Pan American Silver Corp., who is its "Qualified Person" for this purpose. Resources for Hog Heaven, Waterloo and Hardshell are based on historical estimates prepared by third party mining companies. Mineral resources do not have demonstrated economic viability. Measured and indicated resource categories for Pan American's operations are broken down further in Appendix Q, "Pan American 2001 Annual Information Form – Narrative Description of the Business – Operating Mines" and "-Investment and Exploration Properties".

(2) Totals include only 20% of Dukat.

Corner Bay

Property	Category(1)	Tonnes	Ag Grade gpt	Ag oz millions	By-Products	Au oz thousands
Alamo Dorado, Mexico	Proven Reserve	23,360,000	71	53.4	0.27 g/t Au	202
	Probable Reserve	12,144,000	60	23.5	0.24 g/t Au	94
	Measured and Indicated Resource	7,296,000	42	9.9	0.17 g/t Au	40

Total Proven and Probable Reserves	76.9 million ounces silver
Total Measured and Indicated Reserves	9.9 million ounces silver

Note:

(1) All reserves were calculated using metal prices of US$4.60 per ounce silver and US$300 per ounce gold. Resource and reserve estimates were prepared under the supervision of Mintec, Inc., which is a "Qualified Person" for this purpose. Mineral resources do not have demonstrated economic viability.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular (but not in the Appendices thereto), the following terms will have the meaning set forth below, words importing the singular shall include the plural and *vice versa* and words importing any gender shall include all genders.

"**Acquisition Proposal**" means any of Corner Bay, its subsidiaries, affiliates or any of their representatives, directly or indirectly, soliciting, encouraging, initiating or taking any action to facilitate (including, but not limited to, furnishing any information or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any offer or proposal regarding any matter or thing inconsistent with the successful completion of the Arrangement and the other transactions contemplated in the Arrangement Agreement including, without limitation, any offer or proposal by any person (other than Pan American, an affiliate of Pan American or their representatives) concerning any sale of Corner Bay or any of its subsidiaries or any of their material properties, assets (or any lease, license, exchange, transfer, long term supply agreement or other transaction having the same economic effect as the sale of a material property or asset), or securities (or interests therein or rights thereto) or any amalgamation, arrangement, merger, consolidation, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer, joint venture, liquidation, restructuring, recapitalization or similar transaction involving Corner Bay or any of its subsidiaries;

"**Acquisition Resolution**" means the ordinary resolution to be considered by Pan American Shareholders at the Pan American Meeting approving the issuance of Pan American Shares and Pan American Warrants in exchange for all of the issued and outstanding Corner Bay Shares and the grant of Replacement Options, all pursuant to the Arrangement;

"**Ag Eq**" means silver equivalent, calculated at 65:1 silver:gold;

"**Alamo Dorado Concession**" means the Alamo Dorado exploration concession located in Alamo, Sonora, Mexico and more particularly identified in Schedule "C" to the Arrangement Agreement;

"**Alamo Dorado Feasibility Study**" means a feasibility study dated July, 2002 prepared by AMEC in respect of the Alamo Dorado Project;

"**Alamo Dorado Project**" means the Alamo Ocho Concession, the Alamo Dorado Concession and the Alamo Dorado Surface Rights;

"**Alamo Dorado Surface Rights**" means the leasehold interests in the surface rights overlying those portions of the Alamo Ocho Concession and Alamo Dorado Concession outlined and identified as "Limite de terreno arrendado" in Schedule "C" annexed to the Arrangement Agreement;

"**Alamo Ocho Concession**" means the Alamo Ocho exploitation concession located in Alamo, Sonora, Mexico and more particularly identified in Schedule "C" to the Arrangement Agreement;

"**Alamo Ocho Option Agreement**" means the option agreement dated September 2, 1997 among Alfredo Duran Viramontes, Roberto Duran Viramontes and Minera Corner Bay S.A. de C.V., as amended;

"**AMEC**" means, collectively, AMEC E&C Services, Inc. and its wholly-owned subsidiaries, AMEC Earth & Environmental, Inc., Mineral Resources Development Incorporated and Terra Nova Technologies, Inc.

"**Amended Letter Agreement**" means the amended letter agreement dated June 19, 2002 between Pan American and Corner Bay pursuant to which they agreed to effect the Arrangement;

"**Arrangement**" means an arrangement under section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement and any amendments, variations or supplements thereto made in accordance with Article 6 of the Plan of Arrangement;

"**Arrangement Agreement**" means the agreement dated June 27, 2002 between Pan American and Corner Bay and amended and restated on July 25, 2002 and further amended and restated on August 2, 2002, pursuant to which they have agreed to effect the Arrangement, a copy of which is attached as Appendix "E" to this Circular;

"**Arrangement Resolution**" means the special resolution to approve the Arrangement to be considered by the Corner Bay Shareholders at the Corner Bay Meeting in accordance with the Interim Order;

"**Articles of Arrangement**" means the articles of arrangement of Corner Bay in respect of the Arrangement, to be sent to the Director after the Final Order is made;

"**BCCA**" means the *Company Act* (British Columbia), R.S.B.C. 1996, c. 62, as amended;

"**Business Day**" means a day which is not a Saturday, Sunday or a civic or statutory holiday in either of the cities of Toronto, Ontario or Vancouver, British Columbia;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

"**Canaccord**" means Canaccord Capital Corporation, the financial advisor to Pan American;

"**Canaccord Fairness Opinion**" means the written fairness opinion of Canaccord dated August 1, 2002 and delivered to the Pan American Board on August 1, 2002;

"**Circular**" means this joint management information circular to be sent to Corner Bay Shareholders and Pan American Shareholders in connection with the Meetings;

"**Confidentiality Agreement**" means the confidentiality agreement dated November 21, 2001 between Pan American and Corner Bay;

"**Corner Bay Board**" means the board of directors of Corner Bay from time to time;

"**Corner Bay Meeting**" means the special meeting of the Corner Bay Shareholders to be held pursuant to the Interim Order, called for the purpose of considering the Arrangement, including any adjournment or adjournments thereof;

"**Corner Bay Notice**" means the Notice of Special Meeting of Corner Bay found at page ii to this Circular;

"**Corner Bay Options**" means options to acquire Corner Bay Shares granted under the Corner Bay Stock Option Plan;

"**Corner Bay Optionholders**" means the holders from time to time of Corner Bay Options;

"**Corner Bay Shareholders**" means the holders from time to time of Corner Bay Shares;

"**Corner Bay Shares**" means the common shares of Corner Bay;

"**Corner Bay Stock Option Plan**" means Corner Bay's stock option plan established on November 3, 1995 and amended on December 20, 1999 and December 15, 2000;

"**Court**" means the Ontario Superior Court of Justice;

"**Demand for Payment**" has the meaning ascribed thereto under the heading "The Arrangement – Corner Bay Shareholders' Dissent Rights";

"**Depositary**" means Computershare Trust Company of Canada, in its capacity as depositary pursuant to the Depositary Agreement;

"**Depositary Agreement**" means a depositary agreement dated August 2, 2002 among Pan American, Corner Bay and Computershare Trust Company of Canada, pursuant to which Computershare Trust Company of Canada agrees to act in the capacity of the "Depositary" as defined in the Plan of Arrangement and to undertake the actions of the "Depositary" provided for therein;

"**Director**" means the Director appointed under section 260 of the CBCA;

"**Dissent Rights**" means the right of a registered Corner Bay Shareholder to dissent in respect of the Arrangement granted pursuant to the Interim Order and Article 5 of the Plan of Arrangement;

"**Dissenting Shareholder**" means a registered Corner Bay Shareholder who validly dissents from the Arrangement in strict compliance with the Dissent Rights granted pursuant to the Interim Order and Article 5 of the Plan of Arrangement;

"**Effective Date**" means the effective date as shown on the certificate of arrangement to be issued by the Director giving effect to the Arrangement;

"**Effective Time**" means 2:00 p.m. (Pacific Daylight Savings Time) on the Effective Date;

"**Exploreco**" has the meaning ascribed thereto under the heading "The Arrangement – Background to the Arrangement";

"**Final Order**" means the final order of the Court approving the Arrangement;

"**gpt**" means grams per tonne;

"**Griffiths McBurney Fairness Opinion**" means the written fairness opinion of Griffiths McBurney dated August 1, 2002 and delivered to the Corner Bay Board on August 1, 2002;

"**Griffiths McBurney**" means Griffiths McBurney & Partners;

"**Initial Letter Agreement**" means the letter agreement dated May 20, 2002 between Pan American and Corner Bay pursuant to which they agreed to effect an arrangement involving Corner Bay, Corner Bay Shareholders, Corner Bay Optionholders and Exploreco;

"**Interim Order**" means the interim order of the Court providing for, among other things, the calling of the Corner Bay Meeting;

"**Major Shareholders**" means collectively, Peter Mordaunt, Steven S. Brunelle and J. Terrence Flanagan;

"**material fact**" has the meaning attributed to such phrase in the *Securities Act* (Ontario);

"**material adverse change**" or "**material adverse effect**" means, when used in connection with Pan American or Corner Bay, any change (including a decision to implement a change made by the directors or senior management of Pan American or Corner Bay or any of their respective subsidiaries), effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, financial condition, results, assets, properties, rights, liabilities or prospects of such corporation and its subsidiaries, taken as a whole, to the extent that had such change, effect, event occurrence or change in a state of facts occurred prior to the date hereof it might reasonably be expected to have resulted in the other corporation not entering into the Arrangement Agreement or entering into this Agreement only on materially different terms, but excluding any change, effect, event, occurrence or change in a state of facts relating to: (a) general economic conditions in Canada or securities markets in general; (b) the mining industry in general and not specifically relating to Pan American or Corner Bay or their respective subsidiaries; (c) metal prices in general; or (d) generally accepted accounting principles;

"**Meetings**" means, collectively, the Corner Bay Meeting and the Pan American Meeting;

"**METCON**" means METCON Research, Inc.;

"**Minera Corner Bay**" means Minera Corner Bay S.A. de C.V.;

"**Mintec**" means Mintec, Inc.;

"**Named Pan American Officer**" has the meaning ascribed thereto under the heading "Information Concerning Pan American - Executive Compensation – Summary Compensation Table";

"**Nasdaq**" means the Nasdaq National Market;

"**Non-Plan Options**" has the meaning ascribed thereto under the heading "Amendment to Pan American Stock Option Plan";

"**Objection Notice**" has the meaning ascribed thereto under the heading "The Arrangement – Corner Bay Shareholders' Dissent Rights";

"**Offer to Pay**" has the meaning ascribed thereto under the heading "The Arrangement – Corner Bay Shareholders' Dissent Rights";

"**opt**" means ounces per ton;

"**Option Resolution**" means the ordinary resolution to be considered by Pan American Shareholders at the Pan American Meeting approving an increase in the maximum number of Pan American Shares issuable upon exercise of Pan American Options granted pursuant to the Pan American Stock Option Plan by not less than 1,600,000 Pan American Shares;

"**Option Termination Agreements**" means the option termination agreements among Corner Bay, Pan American and each Terminated Individual who holds Corner Bay Options entered into on or prior to the date hereof;

"**Pan American Board**" means the board of directors of Pan American from time to time;

"**Pan American Meeting**" means the extraordinary general meeting of Pan American's Shareholders, called for the purpose of considering the Acquisition Resolution and the Option Resolution, including any adjournment or adjournments thereof;

"**Pan American Notice**" means the Notice of Extraordinary General Meeting of Pan American found at page i of this circular;

"**Pan American Options**" means options granted to acquire Pan American Shares;

"**Pan American Shareholders**" means the holders from time to time of Pan American Shares;

"**Pan American Shares**" means the common shares without par value in the capital of Pan American;

"**Pan American Stock Option Plan**" means Pan American's Stock Option Plan established by its Board of Directors on March 26, 1998 (and approved by Pan American's shareholders on May 5, 1998 and amended as approved by Pan American's shareholders on May 20, 1999 and May 11, 2000), as may be further amended from time to time;

"**Pan American Warrants**" means the common share purchase warrants of Pan American to be created and issued pursuant to the Warrant Indenture and to be exchanged for Corner Bay Shares pursuant to the Arrangement, having an exercise price of Cdn$12.00 per Pan American Share, subject to adjustment, and expiring at 4:30 p.m. (Pacific Daylight Savings Time) on the fifth anniversary of the Effective Date;

"**Plan of Arrangement**" means the plan of arrangement set forth as Schedule "A" to the Arrangement Agreement, and any amendment or variation thereto made in accordance with Article 7 of the Plan of Arrangement or Article 8 of the Arrangement Agreement;

"**Prior Plan**" has the meaning ascribed thereto under the heading "Amendment to Pan American Stock Option Plan";

"**Replacement Options**" means options to acquire Pan American Shares that will be granted by Pan American to the holders of Corner Bay Options other than the Terminated Employees pursuant to the Arrangement;

"**SEC**" means the United States Securities and Exchange Commission;

"**Share Portion**" means 0.999;

"**Stock Exchanges**" means, collectively, the TSX and Nasdaq;

"**Support Agreements**" means the support agreements between Pan American and each of the Major Shareholders entered into on or prior to June 27, 2002;

"**Surface Rights Agreements**" means:

(a) the agreement dated February 24, 2000 among Federico Wilson Garcia, Griselda Berrelleza Mopoyoqui and Minera Corner Bay;

(b) the agreement dated June 27, 2001 among the Community of El Maquipo and Minera Corner Bay;

(c) the agreement dated December 20, 2001 among the Community of El Sombrerito and Minera Corner Bay; and

(d) the agreement dated December 18, 2001 among Daniel Wilson Garcia, Victoria Corral Sauceda and Minera Corner Bay,

pursuant to which Corner Bay has been granted a right to lease the Alamo Dorado Surface Rights;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supplement), as amended;

"**Terminated Employees**" means the directors, officers and employees of Corner Bay and the Corner Bay Subsidiaries other than Peter Mordaunt, William A. Faust and Steven S. Brunelle;

"**Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee pursuant to the Warrant Indenture;

"**TSX**" means the Toronto Stock Exchange Inc.;

"**U.S. Person**" means a U.S. Person as that term is defined in Regulation S under the U.S. Securities Act;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended;

"**Warrant Indenture**" means the warrant indenture to be entered into as of the Effective Time between Pan American and the Trustee in respect of the creation and issuance of the Pan American Warrants, in substantially the form annexed as Schedule "B" to the Arrangement Agreement; and

"**Warrant Portion**" means 0.001.

PAN AMERICAN SILVER CORP.
1500 – 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6
Telephone No.: (604) 684-1175
Facsimile No.: (604) 684-0147
Website: www.panamericansilver.com

CORNER BAY SILVER INC.
Suite 910 – 55 University Avenue
Toronto, Ontario
Canada M5J 2H7
Telephone No.: (416) 368-6240
Facsimile No.: (416) 368-7141
Website: www.cornerbay.com

JOINT MANAGEMENT INFORMATION CIRCULAR

PAN AMERICAN GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with **the solicitation by the management of PAN AMERICAN** of proxies for use at the Pan American Meeting to be held on Thursday, September 5, 2002 at 2:00 p.m. (Vancouver time) in the Connaught Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia for the purposes set out in the accompanying Pan American Notice.

Management's solicitation of proxies will be conducted primarily by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of Pan American or by Pan American's registrar and transfer agent. **Pan American may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by Pan American.**

The date of this Circular is August 2, 2002, and it is first being sent to Pan American Shareholders on or about August 6, 2002.

Appointment of Proxyholder

The persons named in the enclosed blue form of proxy for use at the Pan American Meeting by Pan American Shareholders are directors or officers of Pan American, or both. **A Pan American Shareholder has the right to appoint some other person, who need not be a Pan American Shareholder, to represent him or her at the Pan American Meeting by striking out the names of the persons designated in the enclosed blue form of proxy and by inserting that other person's name in the blank space provided.**

The enclosed blue form of proxy must be signed by a Pan American Shareholder, or by a Pan American Shareholder's attorney authorized in writing. If the Pan American Shareholder is a corporation, the enclosed blue form of proxy must be signed by an officer or attorney of the corporation duly authorized by a resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of Pan American's registrar and transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, Attention: Stock Transfer Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Pan American Meeting or any adjournments thereof, unless the Chairman of the Pan American Meeting elects to exercise his discretion to accept proxies received subsequently.

Revocation of Proxy

A Pan American Shareholder may revoke a proxy by delivering an instrument in writing executed by the Pan American Shareholder or by the Pan American Shareholder's attorney authorized in writing, or where the Pan American Shareholder is a corporation, by a duly authorized officer or attorney of the corporation either at the registered office of Pan American at any time up to and including the last business day preceding the day of the Pan American Meeting, or any adjournment thereof, or with the Chairman of the Pan American Meeting on the day of the Pan American Meeting, or any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A Pan American shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with Pan American in the manner described above, or in any other manner permitted by law.

Voting of Proxies

Pan American Shares represented by properly executed proxies in the form enclosed will be voted or withheld from voting in accordance with the instructions of the Pan American Shareholder on any ballot that may be called for and, if the Pan American Shareholder specifies a choice with respect to any matter to be acted upon at the Pan American Meeting, the Pan American Shares represented by such proxies will be voted accordingly. **If no choice is specified, the person designated in the enclosed form of proxy will vote FOR all matters proposed by management at the Pan American Meeting.**

Exercise of Discretion

The enclosed blue form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Pan American Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Pan American Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the Pan American Meeting, it is the intention of the person designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters of business. At the date of this Circular, management of Pan American knows of no such amendment, variation or other matter which may be presented to the Pan American Meeting.

Record Date, Voting Shares and Principal Holders of Voting Shares

Record Date

The record date for the Pan American Meeting is the close of business on July 31, 2002. Any registered Pan American Shareholder at the close of business on July 31, 2002 will be entitled to receive notice of the Pan American Meeting and any adjournments thereof and any such Pan American Shareholder who either personally attends the Pan American Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or have his or her Pan American Shares voted at that Pan American Meeting. The failure of any Pan American Shareholder to receive the Pan American Notice does not deprive such Pan American Shareholder of his or her entitlement to vote at the Pan American Meeting.

Voting Shares

Pan American is authorized to issue 100,000,000 Pan American Shares, of which 43,204,262 fully paid and non-assessable Pan American Shares are issued and outstanding as of August 1, 2002. Pan American Shareholders are entitled to one vote for each Pan American Share held. Pan American has no other classes of voting securities.

Principal Holders of Pan American Shares

To the knowledge of the directors and senior officers of Pan American, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of the issued and outstanding Pan American Shares, except the following:

Name and Address	No. of Pan American Shares Owned or Controlled	Percentage of Outstanding Pan American Shares
CASCADE INVESTMENTS, LLC 2365 Carillon Point Kirkland, Washington	5,110,000	11.8%

Quorum and Vote Necessary to Pass Resolutions

Pursuant to Pan American's Articles, the quorum for the transaction of business of the Pan American Meeting consists of one registered Pan American Shareholder, or one proxyholder representing a registered Pan American Shareholder or Shareholders, holding not less than one-twentieth of the issued Pan American Shares entitled to be voted at the Pan American Meeting.

The rules and policies of Nasdaq and the TSX require Pan American Shareholders to approve the Acquisition Resolution and the Option Resolution at the Pan American Meeting. These are ordinary resolutions and must be approved by a simple majority (50% plus one vote) of the votes cast by Pan American Shareholders present in person or represented by proxy at the Pan American Meeting.

Confidentiality of Voting

The enclosed form of proxy will be counted and tabulated by Pan American's registrar and transfer agent, Computershare Trust Company of Canada, in such a manner as to preserve the confidentiality of your voting instructions, except:

- where you make a written comment on the proxy form or otherwise clearly indicate that you wish to communicate your position to management of Pan American;
- as necessary to meet the requirements of applicable law or regulatory authorities; or
- in the event of a proxy contest.

CORNER BAY GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with **the solicitation by the management of CORNER BAY** of proxies for use at the Corner Bay Meeting to be held on Wednesday, September 4, 2002 at 10:00 a.m. (Toronto time) in The Ontario Club, Canadian Room, 30 Wellington Street West, 5th Floor, Toronto, Ontario for the purposes set out in the accompanying Corner Bay Notice.

Management's solicitation of proxies will be conducted primarily by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of Corner Bay or by Corner Bay's registrar and transfer agent. **Corner Bay may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by Corner Bay.**

The date of this Circular is August 2, 2002, and it is first being sent to Corner Bay Shareholders on or about August 6, 2002.

Appointment of Proxyholder

The persons named in the enclosed green form of proxy for use at the Corner Bay Meeting by Corner Bay Shareholders are directors or officers of Corner Bay, or both. **A Corner Bay Shareholder has the right to**

appoint some other person, who need not be a Corner Bay Shareholder, to represent him or her at the Corner Bay Meeting by striking out the names of the persons designated in the enclosed green form of proxy and by inserting that other person's name in the blank space provided.

The enclosed green form of proxy must be signed by a Corner Bay Shareholder, or by a Corner Bay Shareholder's attorney authorized in writing. If the Corner Bay Shareholder is a corporation, the enclosed green form of proxy must be signed by an officer or attorney of the corporation duly authorized by a resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of Corner Bay's registrar and transfer agent, Equity Transfer Services Inc, Suite 420, Adelaide Street West, Toronto, Ontario, M5H 4C3, Attention: Stock Transfer Services, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Corner Bay Meeting or any adjournments thereof, unless the Chairman of the Corner Bay Meeting elects to exercise his discretion to accept proxies received subsequently.

Revocation of Proxy

A Corner Bay Shareholder may revoke a proxy by delivering an instrument in writing executed by the Corner Bay Shareholder or by the Corner Bay Shareholder's attorney authorized in writing, or where the Corner Bay Shareholder is a corporation, by a duly authorized officer or attorney of the corporation either at the registered office of Corner Bay at any time up to and including the last business day preceding the day of the Corner Bay Meeting, or any adjournment thereof, or with the Chairman of the Corner Bay Meeting on the day of the Corner Bay Meeting, or any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A Corner Bay shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with Corner Bay in the manner described above, or in any other manner permitted by law.

Voting of Proxies

Corner Bay Shares represented by properly executed proxies in the form enclosed will be voted or withheld from voting in accordance with the instructions of the Corner Bay Shareholder on any ballot that may be called for and, if the Corner Bay Shareholder specifies a choice with respect to any matter to be acted upon at the Corner Bay Meeting, the Corner Bay Shares represented by such proxies will be voted accordingly. If no choice is specified, the person designated in the enclosed form of proxy will vote FOR all matters proposed by management at the Corner Bay Meeting.

Exercise of Discretion

The enclosed green form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Corner Bay Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Corner Bay Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the Corner Bay Meeting, it is the intention of the person designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters of business. At the date of this Joint Information Circular, management of Corner Bay knows of no such amendment, variation or other matter which may be presented to the Corner Bay Meeting.

Record Date, Voting Shares and Principal Holders of Voting Shares

Record Date

The record date for the Corner Bay Meeting is the close of business on July 31, 2002. Any registered Corner Bay Shareholder at the close of business on July 31, 2002 will be entitled to receive notice of the Corner Bay Meeting and any adjournments thereof and any such Corner Bay Shareholder who either personally attends the Corner Bay Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or have his or her Corner Bay Shares voted at that Corner Bay Meeting. The failure of any Corner Bay Shareholder to receive the Corner Bay Notice does not deprive such Corner Bay Shareholder of his or her entitlement to vote at the Corner Bay Meeting.

Voting Shares

Corner Bay is authorized to issue unlimited number of Corner Bay Shares, of which 19,536,109 fully paid and non-assessable Corner Bay Shares are issued and outstanding as of August 1, 2002. Corner Bay Shareholders are entitled to one vote for each Corner Bay Share held. Corner Bay has no other classes of voting securities.

Principal Holders of Corner Bay Shares

To the knowledge of the directors and senior officers of Corner Bay, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of the issued and outstanding Corner Bay Shares.

Quorum and Vote Necessary to Pass Resolutions

Pursuant to Corner Bay General By-Laws, the quorum for the transaction of business of the Corner Bay Meeting consists of two persons present in person, each being a Corner Bay Shareholder entitled to vote thereat or a duly appointed proxyholder for an absent Corner Bay Shareholder.

The rules and policies of the TSX require Corner Bay Shareholders to approve the Arrangement Resolution at the Corner Bay Meeting. This is a special resolution and it must be approved at least 66 2/3% of the votes cast by Corner Bay Shareholders present in person or represented by proxy at the Corner Bay Meeting.

Confidentiality of Voting

The enclosed form of proxy will be counted and tabulated by Corner Bay's registrar and transfer agent, Equity Transfer Services Inc., in such a manner as to preserve the confidentiality of your voting instructions, except:

- where you make a written comment on the proxy form or otherwise clearly indicate that you wish to communicate your position to management of Corner Bay;
- as necessary to meet the requirements of applicable law or regulatory authorities; or
- in the event of a proxy contest.

ADVICE TO BENEFICIAL HOLDERS OF PAN AMERICAN AND CORNER BAY SHARES

The information set forth in this section is of significant importance to many Pan American Shareholders and Corner Bay Shareholders who do not hold their shares in their own name. Only proxies deposited by Pan American Shareholders and Corner Bay Shareholders whose names appear on the records of Pan American or Corner Bay, respectively, as the registered holders of such Pan American Shares or Corner Bay Shares can be recognized and acted upon at the appropriate Meeting. If Pan American Shares or Corner Bay Shares are listed in your account statement provided by your broker, then in almost all cases those Pan American Shares or Corner Bay Shares will not be registered in your name on the records of Pan American or Corner Bay, respectively. Such Pan American Shares or Corner Bay Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Pan American Shares and Corner Bay Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your Pan American Shares and Corner Bay Shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meetings. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the appropriate Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation. The Independent Investor Communications Corporation mails a scannable Voting Instruction Form in lieu of the form of proxy. You are asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, you can call their toll-free telephone number to vote your Pan American Shares or Corner Bay Shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Pan American Shares and Corner Bay Shares to be represented at the Meetings. If you receive a Voting Instruction Form from Independent Investor Communications Corporation it cannot be used as a proxy to vote Pan American Shares or Corner Bay Shares directly at the Meetings as the proxy must be returned by Independent Investor Communications Corporation well in advance of the Meetings in order to have Pan American Shares or Corner Bay Shares voted.

THE ARRANGEMENT

General

Subject to the satisfaction of certain conditions precedent, Pan American has agreed pursuant to the terms of the Arrangement Agreement with Corner Bay to acquire all of the issued and outstanding Corner Bay Shares. The acquisition is structured as an Arrangement pursuant to Section 192 of the CBCA among Corner Bay, the Corner Bay Shareholders and the Corner Bay Optionholders. Under the terms of the Arrangement:

- each Corner Bay Shareholder (other than a Dissenting Shareholder) will receive 0.3846 Pan American Shares in exchange for the Share Portion of each Corner Bay Share held;
- each Corner Bay Shareholder (other than a Dissenting Shareholder) will receive 0.1923 Pan American Warrants in exchange for the Warrant Portion of each Corner Bay Share held;
- Messrs. Peter Mordaunt, William A. Faust and Steven S. Brunelle will receive three Replacement Options in exchange for every 5.2 Corner Bay Options held by them;
- the Corner Bay Options will be terminated; and
- Corner Bay will become a wholly-owned subsidiary of Pan American.

The foregoing description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule "A" to the Arrangement Agreement. See "The Arrangement – The Plan of Arrangement".

Background to the Arrangement

Pan American continuously evaluates possible opportunities to acquire silver mines, silver development projects and silver companies as part of its overall growth strategy. In keeping with this approach, during early 2000 Mr. Ross J. Beaty, the Chairman and Chief Executive Officer of Pan American, visited the site of the Alamo Dorado Project in Sonora State, Mexico and subsequently discussed with Mr. Peter Mordaunt, the Chairman and President of Corner Bay, the possibility of Pan American and Corner Bay entering into a joint venture with respect to the Alamo Dorado Project. No agreement was reached, however, and discussions terminated.

In November 2001, Mr. Mordaunt and Mr. Beaty met at an industry conference in Toronto to discuss a possible business combination of Pan American and Corner Bay. As a result of these discussions, Pan American and Corner Bay entered into a Confidentiality Agreement on November 21, 2001. From late November 2001 through mid-January 2002, management of Pan American reviewed information regarding Corner Bay and the

Alamo Dorado Project. In mid-January 2002 Mr. Mordaunt visited the site of Pan American's La Colorada silver mine and development project in Zacatecas State, Mexico and met with Mr. Beaty to discuss the terms of a possible business combination. Expectations concerning price were exchanged, but agreement could not be reached and discussions between the two parties again terminated.

On May 14 and 15, 2002, Mr. Mordaunt met with Mr. Beaty in Vancouver to reinitiate discussions of a possible acquisition of Corner Bay by Pan American in light of improved market conditions for silver companies. During these meetings, the basic terms of a proposed transaction were reached. The Corner Bay Board and the Pan American Board met on May 18, 2002 and May 20, 2002, respectively, were advised of their fiduciary responsibilities by legal counsel, considered and approved the proposed transaction and authorized their respective management to enter into the Initial Letter Agreement. The Initial Letter Agreement was signed on the evening of May 20, 2002 and the proposed transaction was publicly announced prior to the opening of the Exchanges on the morning of May 21, 2002.

The transaction contemplated by the Initial Letter Agreement was subject to due diligence, receipt of fairness opinions, regulatory and shareholder approvals and the agreement of the Terminated Employees to a termination of their Corner Bay Options. The Major Shareholders agreed to enter into support agreements with Pan American under which they would vote their Corner Bay Shares in favour of the proposed transaction. The Initial Letter Agreement provided that if Corner Bay received an Acquisition Proposal on or before the date of termination of the proposed transaction and entered into an Acquisition Proposal prior to May 20, 2003, Corner Bay would pay a termination fee to Pan American of Cdn$5.3 million.

Following the execution of the Initial Letter Agreement, each of Pan American and Corner Bay initiated a detailed due diligence review of the business, properties (including site visits) and legal and financial records of the other party. In late May and early June 2002, Pan American received and reviewed drafts of the Alamo Dorado Feasibility Study and during the first week of June 2002 received results from exploration drilling on the Alamo Dorado Concession.

On June 14, 2002 the Pan American Board met and received reports on the status of Pan American's due diligence review from management and legal counsel. At the conclusion of this meeting, the Pan American Board determined that the results of Pan American's due diligence review did not warrant Pan American continuing with the proposed transactions on the terms set out in the Initial Letter Agreement. The Pan American Board authorized Pan American management to renegotiate the terms of, and enter into a letter of intent governing, a revised transaction whereby Pan American would acquire Corner Bay for consideration more commensurate with Pan American's revised estimate of the value of Corner Bay and its properties. On June 17 and 18, 2002, Messrs. Beaty and Mordaunt, with the assistance of their respective counsel, renegotiated terms under which Pan American would acquire Corner Bay. These terms were set out in an Amended Letter Agreement, which was executed on June 19, 2002. A press release announcing the terms of the Amended Letter Agreement was issued after the close of trading on the Exchanges on June 19, 2002. The Amended Letter Agreement provided that Pan American would acquire Corner Bay under the current terms of the Arrangement.

From June 19, 2002 to June 27, 2002 counsel to Pan American and Corner Bay finalized a detailed Arrangement Agreement. On June 24, 2002, the Corner Bay Board held a meeting in Toronto where reports on due diligence were submitted by Peter Mordaunt with respect to Pan American operations, Edward J. Badida with respect to the financial situation of Pan American and Michel Blouin with respect to corporate and legal matters. Safety and environmental matters with respect to Pan American were covered by Peter Mordaunt and Michel Blouin. Members of the Corner Bay Board also met with a representative of Griffiths McBurney who delivered a fairness opinion verbally. Following discussion, the Corner Bay Board unanimously determined that the proposed Arrangement was in the best interests of Corner Bay and Corner Bay Shareholders and that the Arrangement was fair to the Corner Bay Shareholders, and resolved unanimously to approve the Arrangement Agreement and recommended that the Corner Bay Shareholders approve the Arrangement Resolution.

On the morning of June 27, 2002 the Pan American Board met and considered the Arrangement Agreement. Senior management of Pan American advised the Pan American Board of its views concerning the value of Corner Bay and its properties to Pan American. Canaccord delivered its oral opinion, later confirmed in writing, to the Pan American Board that, as of that date and subject to the matters set forth in its opinion, the Arrangement was fair, from a financial point of view, to Pan American Shareholders. Pan American's counsel advised the Pan American Board as to the structure of the Arrangement and the terms of the Arrangement Agreement, the Support Agreements and the Option Termination Agreements. The Pan American Board discussed a number of issues arising in respect of the Arrangement Agreement with Canaccord and counsel and fully considered its fiduciary duties and responsibilities to the Pan American Shareholders. After considerable discussion, the Pan American Board unanimously determined that the proposed Arrangement was in the best interests of Pan American and the Pan American Shareholders and that the Arrangement was fair to the Pan American Shareholders, and resolved unanimously to approve the Arrangement Agreement and recommend that Pan American Shareholders approve the Acquisition Resolution and the Option Resolutions at the Pan American Meeting.

A revised draft of the Arrangement Agreement reflecting comments from the Pan American Board and Corner Bay Board was finalized by counsel over the course of the afternoon of June 27, 2002 and on the following morning. On the afternoon of June 28, 2002, the Arrangement Agreement, Support Agreements and Option Termination Agreements were executed. A joint news release of Pan American and Corner Bay announcing the execution of the Arrangement Agreement was issued after the close of the Exchanges on June 28, 2002.

On July 25, 2002, the Pan American Board reviewed and approved a minor amendment and restatement of the Arrangement Agreement and received the written Canaccord Fairness Opinion in substantially final form. On the next day, the Corner Bay board reviewed and approved the minor amendment and restatement of the Arrangement Agreement and received the written Griffiths McBurney Fairness Opinion in substantially final form. On July 26, 2002, both the Pan American Board and the Corner Bay Board, respectively, approved the contents of this Circular.

Benefits of the Arrangement

The Pan American Board believes that the Arrangement gives Pan American the opportunity to acquire an advanced silver mine development project in a country where Pan American has significant existing operations at a reasonable cost. The Corner Bay Board believes that the Arrangement will enable Corner Bay Shareholders to participate, at an attractive exchange ratio, in Pan American, which is a company:

- with a substantially larger asset base, cash flow from operating mines and greater financial resources than Corner Bay and which is strategically, financially and operationally in a better position to advance development of the Alamo Dorado Project;
- with a substantially larger market capitalization and float than Corner Bay and whose shares are listed on both Nasdaq and the TSX, providing Corner Bay Shareholders with greater liquidity for their investment;
- with considerable experience in developing and operating silver mines in Latin America;
- with a strong focus on silver production, enabling Corner Bay Shareholders to benefit from increases in the price of silver; and
- which can take advantage of a number of synergies resulting from the combination of the businesses and affairs of Pan American and Corner Bay.

Investment Considerations

Certain investment matters should be considered by Corner Bay Shareholders in deciding whether to approve the Arrangement Resolution. Some of these investment considerations relate directly to the Arrangement and others relate to the business of Pan American. These investment considerations include:

- Canadian federal income tax consequences to Corner Bay Shareholders;

- U.S. federal income tax consequences to Corner Bay Shareholders;
- the method of determining the Exchange Ratio; and
- risks related to Pan American.

See also "The Arrangement - Canadian Federal Income Tax Considerations", "The Arrangement - United States Federal Income Tax Considerations", and "Information Concerning Corner Bay" and Appendix "Q", "Pan American 2001 Annual Information Form – Narrative Description of the Business – Risks and Uncertainties".

Intention of Significant Shareholders

All of the directors and officers of Pan American have indicated their intention to vote or cause to be voted all Pan American Shares which they own and over which they exercise control or direction in favour of the Acquisition Resolution and the Option Resolution.

Peter Mordaunt, the Chairman and President of Corner Bay, Steven S. Brunelle, Vice-President and Corporate Secretary of Corner Bay, and J. Terrence Flanagan, a director of Corner Bay, have entered into Support Agreements with Pan American pursuant to which they have agreed to vote or cause to be voted all of the 1,352,104 Corner Bay Shares which they or their affiliates own or over which they or their affiliates exercise control or direction (representing 6.8% of the issued and outstanding Corner Bay Shares) in favour of the Arrangement. The Support Agreements also provide that each of the Major Shareholders will not offer for sale, sell, gift-over, transfer, tender, pledge, encumber, assign, convey or otherwise dispose of any of their Corner Bay Shares or any of the Corner Bay Shares held by any of their affiliates. The Support Agreements also provide that none of the Major Shareholders will engage in any Acquisition Proposal in his capacity as a Corner Bay Shareholder. Notwithstanding the foregoing, the Support Agreements will not prevent a Major Shareholder who is an officer or a director of Corner Bay from considering, engaging in discussions or negotiating with a third party or providing information in respect of, or otherwise responding to, negotiating, approving or entering into any agreement in respect of, or recommending to Corner Bay Shareholders, any unsolicited *bona fide* written Acquisition Proposal where, after consultation with financial advisors and after receiving written advice of counsel, the Corner Bay Board concludes in good faith that such action or actions are necessary for the Corner Bay Board to properly discharge its fiduciary duties under applicable law.

Each of the Terminated Employees has entered into an Option Termination Agreement with Corner Bay and Pan American, which provides that the Corner Bay Options granted to such Terminated Employee will terminate at the Effective Time. It is anticipated that all Corner Bay Options held by Terminated Employees that are in-the-money will be exercised prior to the Effective Date. As of the date of this Circular, all of the Corner Bay Options are in the money.

In addition to Messrs. Mordaunt, Brunelle and Flanagan, all of the directors and officers of Corner Bay have indicated their intention to vote or cause to be voted all Corner Bay Shares which they own or over which they exercise control or direction in favour of the Arrangement Resolution.

Fairness Opinions

Fairness Opinion of Pan American's Financial Advisor

The Pan American Board retained Canaccord on May 24, 2002 as its financial advisor in connection with the Arrangement and to render an opinion as to whether or not the Arrangement is fair, from a financial point of view, to the Pan American Shareholders.

At the meeting of the Pan American Board on June 27, 2002, Canaccord rendered its oral opinion, subsequently confirmed in writing, that as of that date, based upon and subject to the considerations described in the Canaccord Fairness Opinion, the Arrangement was fair, from a financial point of view, to the Pan American Shareholders.

The full text of the Canaccord Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is reproduced in full as Appendix "F" to this Circular. **Pan American Shareholders are encouraged to read the Canaccord Fairness Opinion in its entirety.** This summary of the Canaccord Fairness Opinion is qualified in its entirety by reference to the full text of such opinion. The Canaccord Fairness Opinion was prepared at the request of and for the information of the Pan American Board and does not constitute a recommendation to any Pan American Shareholder as to how any such shareholder should vote with respect to the Acquisition Resolution or the Option Resolution.

In arriving at its opinion, Canaccord reviewed and relied upon, or carried out, among other things, the following: budgets, forecasts and certain internal financial information relating to Pan American for the years 2002 to 2006 prepared by Pan American's management; a November 1999 pre-feasibility study and a May 2002 technical report on Corner Bay's Alamo Dorado Project prepared by Mintec; the Alamo Dorado Feasibility Study; public information relating to the business, operations, financial performance and stock trading history of Pan American and Corner Bay and other selected public companies; discussions with senior management of Pan American and members of the Pan American Board; representations from senior officers of Pan American and Corner Bay; and such other information, investigations, analyses and discussions (including discussions with third parties) as Canaccord considered necessary or appropriate in the circumstances.

Canaccord will receive fees for its services provided in connection with the Arrangement. Canaccord has, in the past, provided, in the ordinary course of its business, investment banking and other related services to Pan American. Canaccord acted as sole underwriter for Corner Bay in connection with a Cdn$5.5 million offering of securities of Corner Bay pursuant to a prospectus dated December 5, 2000. Canaccord has not provided financial advisory, investment banking or other related services to Corner Bay since that time but may in the future provide such services to Pan American. Canaccord has and will receive customary fees for such services. In the ordinary course of business, Canaccord or its affiliates may trade in the securities of both Pan American and Corner Bay for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Fairness Opinion for Corner Bay

The Corner Bay Board retained Griffiths McBurney on June 19, 2002 to render an opinion as to whether or not the Arrangement is fair, from a financial point of view, to the Corner Bay Shareholders.

At the meeting of the Corner Bay Board on June 24, 2002, Griffiths McBurney rendered its oral opinion, subsequently confirmed in writing, that as of that date, based upon and subject to the considerations described in the Griffiths McBurney Fairness Opinion, the Arrangement was fair, from a financial point of view, to the Corner Bay Shareholders.

The full text of the Griffiths McBurney Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is reproduced in full as Appendix "G" to this Circular. **Corner Bay Shareholders are encouraged to read the Griffiths McBurney Fairness Opinion in its entirety.** This summary of the Griffiths McBurney Fairness Opinion is qualified in its entirety by reference to the full text of such opinion. The Griffiths McBurney Fairness Opinion was prepared at the request of and for the information of the Corner Bay Board and does not constitute a recommendation to any Corner Bay Shareholder as to how any such shareholder should vote with respect to the Arrangement Resolution.

In arriving at its fairness opinion, and as is stated therein, Griffiths McBurney reviewed and relied upon, among other things, the following: public information relating to the business, operations, financial performance and stock trading history of Corner Bay, Pan American and other selected public companies; discussions with certain members of senior management of Corner Bay; the business plans, forecasts and budgets prepared by management of Pan American for fiscal years 2002 to 2006; a November 1999 pre-feasibility study and a May 2002 technical report for Corner Bay's Alamo Dorado Project by Mintec; the Alamo Dorado Feasibility Study; representations from senior officers of Corner Bay and Pan American; and other such corporate, industry and financial market information, investigations and analyses as Griffiths McBurney considered necessary or appropriate under the circumstances.

Griffiths McBurney will receive fees for its services provided in connection with the Arrangement. Griffiths McBurney has not provided financial advisory, investment banking or other related services to Corner Bay in the past, nor has it provided financial advisory, investment banking or other related services to Pan American in the past. In the ordinary course of business, Griffiths McBurney or its affiliates may trade in the securities of both Corner Bay and Pan American for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Recommendation of the Pan American Board

The Pan American Board has unanimously determined that the Arrangement is in the best interest of Pan American and Pan American Shareholders and is fair to the Pan American Shareholders, and has authorized the submission of the Acquisition Resolution and the Option Resolution to the Pan American Shareholders for approval at the Pan American Meeting. **The Pan American Board unanimously recommends that Pan American Shareholders vote FOR the Acquisition Resolution and the Option Resolution at the Pan American Meeting.**

In reaching its determination, the Pan American Board considered a number of factors including, among other things:

- the estimated mineral reserves and resources of the Alamo Dorado Project;
- the feasibility of developing on its own a silver mine on the Alamo Dorado Project, based in large part upon the draft Alamo Dorado Feasibility Study;
- the relative scarcity of high quality silver development projects worldwide;
- the results and scope of the due diligence review conducted by Pan American's management and counsel with respect to Corner Bay, its business, operations and properties;
- information with respect to recent and historical trading prices and trading multiples for Corner Bay Shares, Pan American Shares and shares of other publicly-listed silver companies;
- information with respect to recent and historical silver and other metal prices and potential future price trends for silver and other metals;
- the terms of the Arrangement Agreement, including:
  - (i) the exchange ratio of 0.3846 Pan American Shares for the Share Portion of each Corner Bay Share;
  - (ii) the exchange ratio of 0.1923 Pan American Warrants for the Warrant Portion of each Corner Bay Share;
  - (iii) the exchange ratio of three Replacement Options for every 5.2 Corner Bay Options held by Messrs. Peter Mordaunt, William A. Faust and Steven S. Brunelle; and
  - (iv) the conditions to closing of the Arrangement;
- the Canaccord Fairness Opinion;
- the legal advice of Pan American's counsel with respect to the Pan American Board's fiduciary duties and obligations in considering the Arrangement; and
- the fact that the Acquisition Resolution and the Option Resolution must be approved by not less than a simple majority of the votes cast by Pan American Shareholders at the Pan American Meeting.

In view of the variety of factors considered in connection with its evaluation of the Arrangement, the Pan American Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the Arrangement to Pan American Shareholders.

Recommendation of the Corner Bay Board

The Corner Bay Board has unanimously determined that the Arrangement is in the best interest of Corner Bay and Corner Bay Shareholders and is fair to Corner Bay Shareholders, and has authorized the submission of the Arrangement Resolution to Corner Bay Shareholders for approval at the Corner Bay Meeting. **The Corner Bay Board unanimously recommends that Corner Bay Shareholders vote FOR the Arrangement Resolution at the Corner Bay Meeting.**

In reaching its determination, the Corner Bay Board considered a number of factors including, among other things:

- the estimated mineral reserves and resources of the Alamo Dorado Project;
- the feasibility of Corner Bay developing a silver mine on the Alamo Dorado Project by itself, based in large part upon the draft Alamo Dorado Feasibility Study;
- the results and scope of the due diligence review conducted by Corner Bay's management and counsel with respect to Pan American, its business, operations and properties;
- information with respect to recent historical trading prices and trading multiples for Pan American Shares, Corner Bay Shares and shares of other publicly-listed silver companies;
- the terms of the Arrangement Agreement, including:
  - (I) the exchange ratio of 0.3846 Pan American Shares for the Share Portion of each Corner Bay Share;
  - (II) the exchange ratio of 0.1923 Pan American Warrants for the Warrant Portion of each Corner Bay Share; and
  - (III) the exchange ratio of three Replacement Options for every 5.2 Corner Bay Options held by Messrs. Peter Mordaunt, William A. Faust and Steven S. Brunelle;
- the Griffiths McBurney Fairness Opinion; and
- the legal advice of Corner Bay's counsel with respect to the Corner Bay Board's fiduciary duties and obligations in considering the Arrangement.

The Corner Bay Board did not quantify or otherwise assign relative weights to the specific factors considered in determining whether the Arrangement is fair to Corner Bay Shareholders or in their best interest.

The Plan of Arrangement

Pan American's acquisition of all the issued and outstanding Corner Bay Shares is structured as an Arrangement pursuant to Section 192 of the CBCA among Corner Bay, Corner Bay Shareholders and the Corner Bay Optionholders. Pursuant to the Arrangement, upon the issuance of the Certificate of Arrangement by the Director the following will occur and be deemed to occur in the following order:

- each Corner Bay Shareholder (other than a Dissenting Shareholder) will receive 0.3846 Pan American Shares in exchange for the Share Portion of each Corner Bay Share held;

- each Corner Bay Shareholder (other than a Dissenting Shareholder) will receive 0.1923 Pan American Warrants in exchange for the Warrant Portion of each Corner Bay Share held;
- Corner Bay will become a wholly-owned subsidiary of Pan American;
- Messrs. Peter Mordaunt, William A. Faust and Steven S. Brunelle will receive three Replacement Options from Pan American in exchange for every 5.2 Corner Bay Options held by them. Two-thirds of the Replacement Options so exchanged will have an exercise price per Pan American Share equal to 2.6 times the exercise price per share of the Corner Bay Options in respect of which such Replacement Options were exchanged and will have a term to expiry and a vesting schedule which is the same as the term to expiry and the vesting schedule of such Corner Bay Options (except for two-thirds of the Replacement Options to be issued to Steven S. Brunelle, which will vest immediately and expire one year after the Effective Date). One-third of the Replacement Options so exchanged will have an exercise price of Cdn$12.00 per Pan American Share and will have a term to expiry of five years after the Effective Date. The conditions to and manner of exercise and all other terms and conditions of each Replacement Option will otherwise be substantially similar to those set out in the Pan American Stock Option Plan and any document or agreement previously evidencing an exchanged Corner Bay Option will thereafter evidence and be deemed to evidence the Replacement Option in respect of which it was exchanged;
- the Corner Bay Options will be terminated; and
- the Articles of Corner Bay will be amended to: (a) move the registered office of Corner Bay to Vancouver, British Columbia; (b) permit a minimum of one and a maximum of fifteen directors; and (c) provide for restrictions on transfers of shares, numbers of shareholders and public distributions of securities that are typical of closely-held corporations.

No fractional Pan American Shares will be issued pursuant to the Arrangement. If the Arrangement results in any Corner Bay Shareholder being entitled to a fractional Pan American Share, such fractional interest will be cancelled. Each Corner Bay Shareholder entitled to a fractional interest in a Pan American Warrant pursuant to the Arrangement will be entitled to receive a whole number of Pan American Warrants, with any fraction of 0.5 or greater being rounded up to a whole Pan American Warrant and any fraction of less than 0.5 being cancelled.

The foregoing description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement which is set forth as Schedule "A" to the Arrangement Agreement.

Arrangement Agreement

The Arrangement will be effected pursuant to an Arrangement Agreement entered into between Pan American and Corner Bay. The following description of the Arrangement Agreement is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is set forth as Appendix "E" to this Circular.

Actions to Give Effect to the Arrangement

Pursuant to the Arrangement Agreement, Corner Bay has agreed to apply to the Court pursuant to Section 192 of the CBCA for an order approving the Arrangement and in connection with such application to file, proceed with and diligently prosecute an application for the Interim Order. As of the date of this Circular, Corner Bay has obtained the Interim Order providing for, among other things, the calling and holding of the Corner Bay Meeting. If the Arrangement Resolution is approved by the Corner Bay Shareholders at the Corner Bay Meeting in accordance with the provisions of the Interim Order and the Acquisition Resolution is approved by the Pan American Shareholders at the Pan American Meeting, Corner Bay will forthwith proceed with and diligently prosecute an application to the Court for the Final Order. If such Final Order is obtained and the various conditions precedent set forth in the Arrangement Agreement are satisfied or waived, Corner Bay will in a timely and expeditious manner file with the Director the Final Order, Articles of Arrangement and such other documents as may be required to give effect to the Arrangement.

Representations, Warranties and Covenants

In the Arrangement Agreement, each of Pan American and Corner Bay provide mutual representations and warranties regarding certain customary commercial matters, including corporate, legal and other matters relating to their respective affairs. Each of Pan American and Corner Bay has also agreed that until the Effective Date, it will (and will cause each of its subsidiaries to) carry on its business in the ordinary course, consistent with past practice and use its reasonable commercial efforts to preserve intact its business organization and goodwill.

Management of Pan American following the Arrangement

The Arrangement Agreement provides that as of the Effective Time of the Arrangement, Mr. Peter Mordaunt, the current Chairman and President of Corner Bay, will become a consultant to Pan American.

The current provision of the BCCA regarding residency requirements for directors require a majority of the Pan American Board to be residents of Canada. As Mr. Mordaunt is not a resident of Canada, he is currently precluded from joining the current Pan American Board. On May 8, 2002, the British Columbia Legislature introduced Bill 47, the *Business Corporations Act* (British Columbia), for its first reading. If Bill 47 is brought into force, this new *Business Corporations Act* (British Columbia) would replace the BCCA as the statute providing the rules for the creation and governance of British Columbia Companies. Under the proposed new *Business Corporations Act* (British Columbia), all directors' residency requirements for British Columbia companies will be removed. Bill 47 must be given a second and third reading before coming into force as law in British Columbia. At the time of printing of this Circular, it is not known when or if a second or third reading will occur. If the residency requirements for directors of British Columbia companies is removed, the size of the Pan American Board will be increased to eight directors and Mr. Mordaunt will become a director of Pan American.

Mr. Steven S. Brunelle, Vice-President and Corporate Secretary of Corner Bay, will be retained as a consultant by Pan American for one year following the Effective Date of Arrangement. Mr. William A. Faust, Vice-President, Operations of Corner Bay, will continue as an employee of Pan American following the Effective Date of the Arrangement. All other directors, officers and employees of Corner Bay will resign effective as of the Termination Date. Termination payments will be made by Corner Bay on the Effective Date to each of Messrs. Mordaunt and Brunelle in accordance with the terms of their respective employment agreements with Corner Bay. A termination payment equal to one year's salary will also be made by Corner Bay on the Effective Date to Mr. Edward J. Badida, Vice-President, Finance of Corner Bay.

Non-Solicitation

Pursuant to the Arrangement Agreement, Corner Bay has agreed not to engage in any Acquisition Proposal. Nevertheless, Corner Bay is permitted to consider, engage in discussions and negotiations with a third party or provide information in respect of, or otherwise respond to, approve or enter into any agreement in respect of, or recommend to Corner Bay Shareholders, an unsolicited *bona fide* written Acquisition Proposal where, after consultation with financial advisors and after receiving written advice of counsel, the Corner Bay Board of Directors concludes in good faith that such action or actions are necessary for the Corner Bay Board to discharge properly its fiduciary duties under applicable law. Corner Bay has also agreed to provide notice to Pan American of any Acquisition Proposal and not to enter into any agreement with respect to an Acquisition Proposal until ten Business Days have elapsed from the date of notice to Pan American. Pan American has the right to match any such Acquisition Proposal that Corner Bay receives and Corner Bay has agreed to accept such an offer to match from Pan American, if it is made within five Business Days of Pan American receiving notice from Corner Bay of the Acquisition Proposal. If Corner Bay receives an Acquisition Proposal on or before the date of termination of the Arrangement Agreement and enters into an Acquisition Proposal prior to June 27, 2003, Corner Bay must pay a termination fee to Pan American of Cdn$5 million.

Termination and Amendment of the Arrangement Agreement

The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Date, even after Pan American Shareholders have approved the Acquisition Resolution and after Corner Bay Shareholders have approved the Arrangement Resolution:

- by mutual consent of Pan American and Corner Bay;
- by either of Pan American or Corner Bay, if the Effective Date of the Arrangement has not occurred by November 15, 2002;
- by either of Pan American or Corner Bay if there has been a material breach of any representation, warranty, covenant or agreement contained in the Arrangement Agreement on the part of the other party and such breach has not been cured; or
- by Pan American in the event of an Acquisition Proposal.

The Plan of Arrangement and the Arrangement Agreement may be amended at any time by written agreement between Pan American and Corner Bay, provided that such amendment is filed with the Court. If any such amendment is proposed following the Corner Bay Meeting, the amendment must be approved by the Court and, if required by the Court, communicated to Corner Bay Shareholders. Any amendment to the Plan of Arrangement which is made following the Corner Bay Meeting will only be effective, if required by the Court, if it is consented to by the Corner Bay Shareholders. Unilateral amendments to the Plan of Arrangement may be made by Corner Bay after the Effective Date without the approval of Corner Bay Shareholders provided that it is agreed to in writing by Pan American and it concerns a matter which is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement.

Procedure for the Arrangement to Become Effective

Procedural Steps

Pursuant to Section 192 of the CBCA and the terms of the Arrangement Agreement, the following procedural steps must take place in order for the Arrangement to become effective:

- the Arrangement Resolution must be approved by the Corner Bay Shareholders in the manner set out in the Interim Order;
- the Acquisition Resolution must be approved by Pan American Shareholders;
- the Court must grant the Final Order approving the Arrangement;
- all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and
- the Final Order and Articles of Arrangement in the form prescribed by the CBCA and such other documents as may be required to give effect to the Arrangement must be filed with the Director.

Shareholder Approval

The rules and policies of Nasdaq and the TSX require Pan American Shareholders to approve the Acquisition Resolution and the Option Resolution at the Pan American Meeting. These are ordinary resolutions and must be approved by a simple majority (50% plus one vote) of the votes cast by registered Pan American Shareholders present in person or represented by proxy at the Pan American Meeting.

Pursuant to the Interim Order, the Court has directed that Corner Bay Shareholders be asked to approve the Arrangement Resolution at the Corner Bay Meeting. The Arrangement Resolution is a special resolution and must be approved by at least 66 2/3% of the votes cast by registered Corner Bay Shareholders present in person or represented by proxy at the Corner Bay Meeting.

Court Approval

Section 192 of the CBCA requires the Arrangement to receive Court approval. On July 29, 2002, Corner Bay obtained the Interim Order from the Court providing for the calling and holding of the Corner Bay Meeting and other procedural matters pertaining to the Arrangement. A copy of the Interim Order is attached as Appendix "C" to this Circular. A copy of the Notice of Application for the Final Order is attached as Appendix "D" to this Circular. Subject to the approval of the Arrangement Resolution by the Corner Bay Shareholders at the Corner Bay Meeting and the approval of the Acquisition Resolution by the Pan American Shareholders at the Pan American Meeting, Corner Bay will make an application to obtain the Final Order on Tuesday, September 10, 2002 at 10:00 a.m. (Toronto time) or as soon thereafter as counsel may be heard at the Court in Toronto at 393 University Avenue, Toronto, Ontario. At that hearing, any Corner Bay Shareholder, Corner Bay Optionholder or any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving on Pan American and Corner Bay, a Notice of Intention to Appeal on or before September 3, 2002, together with any evidence or materials which are to be presented to the Court, setting out the Corner Bay Shareholder's or other interested party's mailing address for service and indicating whether such Corner Bay Shareholder or other interested party intends to support or oppose the petition or make submissions. Service of such notice shall be effected by service upon the solicitors for Corner Bay, Lavery, de Billy, General Partnership, Suite 1810, 360 Albert Street, Ottawa, Ontario, K1R 7X7, (Attention: Alexandra LeBlanc).

Corner Bay has been advised by its counsel, Lavery, de Billy, that the Court has broad discretion under the CBCA when making orders with respect to an arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Corner Bay Shareholders and Corner Bay Optionholders (and any other interested party as the Court determines appropriate). The Court may approve the Arrangement either as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Pan American or Corner Bay may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it, acting reasonably.

The Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to the Pan American Shares and Pan American Warrants to be issued in exchange for Corner Bay Shares pursuant to the Arrangement. See "The Arrangement – Resale of Pan American Shares and Pan American Warrants".

Conditions to Closing

Mutual Conditions

Neither Pan American nor Corner Bay will be required to complete the transactions contemplated by the Arrangement or the Arrangement Agreement unless a number of mutual conditions under the Arrangement Agreement are met or waived at or prior to the Effective Time, including, without limitation, the following:

- the Corner Bay Shareholders have duly passed the Arrangement Resolution at the Corner Bay meeting;
- the Pan American Shareholders have duly passed the Acquisition Resolution at the Pan American Meeting;
- the Court has granted the Final Order after a fairness hearing;
- the TSX has conditionally approved the listing of the Pan American Shares to be issued to Corner Bay Shareholders pursuant to the Arrangement and to holders of Pan American Warrants and Replacement Options upon their exercise;
- the TSX has approved the listing of the Pan American Warrants to be issued to Corner Bay Shareholders pursuant to the Arrangement;

- Pan American has notified Nasdaq of the issuance of the Pan American Shares and Pan American Warrants pursuant to the Arrangement and the grant of Replacement Options pursuant to the Arrangement in accordance with applicable Nasdaq requirements;

- the distribution of Pan American Shares and Pan American Warrants in the United States pursuant to the Arrangement is exempt from registration requirements under the U.S. Securities Act;

- the Option Termination Agreements have been executed and delivered and remain valid and binding agreements among the parties thereto; and

- there are no legal or regulatory restraints that prevent completion of the Arrangement.

Conditions in Favour of Pan American

Pan American will not be required to complete the transaction contemplated by the Arrangement or the Arrangement Agreement unless a number of conditions under the Arrangement Agreement are met or waived at or prior to the Effective Time, including, without limitation, the following:

- the representations and warranties made by Corner Bay are true and correct to the degree required by the Arrangement Agreement;

- Corner Bay has complied with its covenants under the Arrangement Agreement;

- since June 27, 2002, there has been no change, condition, event or occurrence which has or is reasonably likely to have a material adverse effect on Corner Bay;

- Canaccord will not have withdrawn the Canaccord Fairness Opinion;

- Pan American will have received resignations and releases in favour of Corner Bay and its subsidiaries from all of the directors, officers and employees of Corner Bay and its subsidiaries effective as of the Effective Time;

- Minera Corner Bay's option to purchase the Alamo Ocho Concession will have been duly exercised in full and Minera Corner Bay will have been duly registered as the sole owner of the Alamo Ocho Concession with appropriate governmental offices in Mexico;

- the Surface Rights Agreements pursuant to which Minera Corner Bay holds valid and binding rights to lease the Alamo Dorado Surface Lands will have been duly registered with appropriate governmental offices in Mexico;

- Minera Corner Bay will have entered into an agreement to draw 2.5 million cubic metres of water annually from the Miguel Hidalgo reservoir in Sonora, Mexico for use at the Alamo Dorado Project. **To date, Minera Corner Bay has not entered into such an agreement and there is no assurance that Minera Corner Bay will be able to successfully negotiate or conclude such an agreement**;

- Pan American will have received all such other documents and certificates as may reasonably be required by it in connection with the Arrangement, including, without limitation, legal and title opinions from Corner Bay's counsel; and

- no Corner Bay Shareholders will have exercised Dissent Rights.

Conditions in Favour of Corner Bay

Corner Bay will not be required to complete the transactions contemplated by the Arrangement or the Arrangement Agreement unless a number of conditions under the Arrangement Agreement are met or waived at or prior to the Effective Time, including, without limitation, the following:

- the representations and warranties made by Pan American are true and correct to the degree required by the Arrangement Agreement;
- Pan American has complied with its covenants under the Arrangement Agreement;
- Griffiths McBurney will not have withdrawn the Griffiths McBurney Fairness Opinion;
- since June 27, 2002, there has been no change, condition, event or occurrence which has or is reasonably likely to have a material adverse effect on Pan American; and
- Corner Bay will have received all such other documents and certificates as may reasonably be required by it in connection with completion of the Arrangement, including, without limitation, legal opinions from Pan American's counsel.

Securities Commission Approvals

It is a mutual condition of the Arrangement Agreement that requisite regulatory approvals be obtained prior to the Effective Date. Notice of the proposed Arrangement was submitted on behalf of Pan American and Corner Bay to the Quebec Securities Commission and its approval for the Arrangement was obtained on July 31, 2002. An application was submitted on behalf of Pan American and Corner Bay to the Office of the Administrator for the Province of New Brunswick in order to obtain an exemption from prospectus and registration requirements in connection with the issuance of Pan American Shares and Pan American Warrants to Corner Bay Shareholders pursuant to the Arrangement. It is expected such an exemption will be granted prior to the Meetings.

Timing and Effective Date

If the Meetings are held as scheduled and not adjourned and the other material conditions are satisfied or waived, Corner Bay will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on September 10, 2002 in form and substance satisfactory to Pan American and Corner Bay and all other conditions specified are satisfied or waived, Pan American and Corner Bay expect the Effective Date will be September 13, 2002. It is not possible, however, to specify exactly when the Effective Date will occur. Pan American and Corner Bay may terminate the Arrangement Agreement, in which event the Arrangement will not become effective.

The Arrangement will become effective upon the filing with the Director of a copy of the Final Order, the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, and the issuance by the Director of a Certificate of Arrangement in respect of such filing.

Pan American's and Corner Bay's objective is to have the Effective Date occur as soon as practicable after the Meetings. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order. As soon as the Effective Date has been determined, Pan American and Corner Bay will issue a press release.

Stock Exchange Listings

The Pan American Shares are listed and posted for trading on TSX and Nasdaq. The Corner Bay Shares are listed and posted for trading on the TSX.

It is a mutual condition of the Arrangement Agreement that the TSX conditionally approve the listing of the Pan American Shares and Pan American Warrants to be issued to Corner Bay Shareholders pursuant to the Arrangement and that the TSX conditionally approve the listing of the Pan American Shares to be issued to holders of Pan American Warrants and Replacement Options upon their exercise.

As at the date of this Circular, the TSX has conditionally approved the listing of the:

- Pan American Shares and Pan American Warrants issuable to Corner Bay Shareholders pursuant to the Arrangement; and
- the Pan American Shares issuable upon exercise of the Pan American Warrants and the Replacement Options,

subject to meeting the TSX's customary requirements. Pan American has notified Nasdaq of the proposed issuance of the Pan American Shares and Pan American Warrants issuable to Corner Bay Shareholders and the issuance of the Replacement Options in accordance with Nasdaq rules and will apply for listing of the Pan American Shares issuable pursuant to the Arrangement and upon exercise of the Pan American Warrants and Replacement Options on Nasdaq. There is no current intention to list the Pan American Warrants on Nasdaq.

The Corner Bay Shares will be delisted from the TSX on or after the Effective Date.

Procedure for the Exchange of Corner Bay Share Certificates

The details of the procedure for the deposit of certificates representing Corner Bay Shares and the delivery by the Depositary of Pan American Shares and Pan American Warrants in exchange for such Corner Bay Shares pursuant to the Arrangement will be set out in the Letter of Transmittal which will be separately mailed to Corner Bay Shareholders. Corner Bay Shareholders who have not received a Letter of Transmittal prior to the Corner Bay Meeting should contact the Depositary.

The Depositary will forward to all Corner Bay Shareholders who, prior to the Effective Date, have deposited properly completed Letters of Transmittal, together with the certificates representing their Corner Bay Shares, certificates representing Pan American Shares and Pan American Warrants to which such Corner Bay Shareholders are entitled as soon as practicable but, in any event, not later than ten days after the Effective Date. The Depositary will forward to Corner Bay Shareholders who, after the Effective Date, have deposited one or more properly completed Letters of Transmittal, together with the certificates representing their Corner Bay Shares, certificates representing the Pan American Shares and Pan American Warrants to which such Corner Bay Shareholders are entitled within ten days following receipt by the Depositary of such Letters of Transmittal and certificates.

Corner Bay Shareholders who do not forward to the Depositary one or more properly completely Letters of Transmittal, together with their Corner Bay Share Certificates, will not receive the Pan American Shares and Pan American Warrants to which they are otherwise entitled until such documents are forwarded to the Depositary. After the Effective Time, certificates formerly representing Corner Bay Shares will represent only the right to receive certificates representing Pan American Shares and Pan American Warrants in accordance with the terms of the Arrangement.

Any certificate which formerly represented Corner Bay Shares and which has not been forwarded to the Depositary with one or more properly completed Letters of Transmittal on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Corner Bay, Pan American or the Depositary.

No commission will be charged to Corner Bay Shareholders who deliver their certificates evidencing Corner Bay Shares according to the instructions set out in the Letter of Transmittal.

If the Arrangement is not completed, all certificates representing Corner Bay Shares deposited with the Depositary will be returned as soon as practicable to the Corner Bay Shareholders entitled thereto, without charge.

It is recommended that Corner Bay Shareholders complete and return their Letter of Transmittal, together with the certificates representing their Corner Bay Shares to the Depositary as soon as possible and, in any event, prior to the Effective Date. All certificates representing Corner Bay Shares deposited with the Depositary may be withdrawn at any time prior to the Effective Date.

Lost Certificates

If any certificate which prior to the Effective Time represented outstanding Corner Bay Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the furnishing to Pan American and the Depositary of such evidence of ownership and of the loss, destruction or theft of the certificate as may be satisfactory to Pan American and the Depositary in their sole discretion, the delivery of a bond satisfactory to Pan American and the Depositary and in such amount as Pan American may direct, and/or the indemnification of Pan American in a manner satisfactory to Pan American against any claims that may be made against Pan American with respect to the certificate alleged to have been lost, stolen or destroyed, the Depositary will issue certificates representing Pan American Shares and Pan American Warrants, in respect of such lost, stolen or destroyed certificate.

Removal from Shareholders' Register of Corner Bay

On the Effective Date, each Corner Bay Shareholder will be removed from Corner Bay's register of shareholders. Until validly surrendered, any certificate which prior to the Effective Time represented outstanding Corner Bay Shares will only represent the right to receive, upon due surrender, the corresponding number of Pan American Shares and Pan American Warrants.

Accounting Treatment

The acquisition of all of the issued and outstanding Corner Bay Shares by Pan American pursuant to the Arrangement will be accounted for under the purchase method of accounting and for financial reporting purposes under Canadian generally accepted accounting principles. Under this method of accounting, Pan American will allocate the cost of acquiring Corner Bay to the assets acquired and the liabilities assumed, based on the fair value of the assets acquired and liabilities assumed as of the date of acquisition. Accounting for business combinations using the purchase method of accounting in accordance with Canadian generally accepted accounting principles is consistent in all material respects with United States generally accepted accounting principles.

Canadian Federal Income Tax Considerations

In the opinion of Borden Ladner Gervais LLP, counsel to Pan American, and Lavery, de Billy, counsel to Corner Bay, the following are summaries of the principal consequences under the Tax Act generally applicable to certain holders of Corner Bay Shares as set out below in respect of: (i) the exchange of the Share Portion of Corner Bay Shares for Pan American Shares (ii) the exchange of the Warrant Portion of Corner Bay Shares for Pan American Warrants (iii) the exercise of Dissent Rights arising in connection with the Arrangement, and (iv) the acquisition, holding and disposition of Pan American Shares and Pan American Warrants.

The summaries generally apply to Corner Bay Shareholders who, for purposes of the Tax Act and at all relevant times, hold their Corner Bay Shares and will hold any Pan American Shares and Pan American Warrants received pursuant to the Arrangement, as capital property and deal at arm's length with and are not affiliated with Pan American and Corner Bay. Corner Bay Shareholders should consult their own tax advisors as to whether they hold their Corner Bay Shares, and will hold any Pan American Shares and Pan American Warrants received pursuant to the Arrangement, as capital property for purposes of the Tax Act. Shares in the capital of a corporation will generally be considered to be capital property to a shareholder unless the shareholder holds the shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying or selling securities or the shareholder acquired the shares in an adventure in the nature of trade. Certain shareholders that are resident in Canada and not subject to the exclusions of subsection 39(5) of the Tax Act and whose shares might not otherwise be considered capital property may be entitled to have their shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the "mark-to-market rules"). These summaries do not take into account the mark-to-market rules or any amendments thereto contained in the Tax Proposals (defined below). These summaries also do not apply to a shareholder of Corner Bay or Pan American an interest in which would be a "tax shelter investment" as defined in section 143.2 of the Tax Act. Shareholders that are "financial institutions" for purposes of the mark-to-market rules or an interest in which would be a tax shelter investment should consult their own tax advisors.

These summaries are based upon the current provisions of the Tax Act and the regulations thereunder, all specified proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), letters from the Department of Finance (Canada) dated November 17, 1997, September 15, 1998 and June 6, 2000 (the "Finance Letters") and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency ("CCRA"). No assurance can be given that the Tax Proposals will be enacted as proposed, if at all, or that the recommendations to amend the Tax Act referred to in the Finance Letters will be acted on.

These summaries are not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals and the Finance Letters, do not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CCRA, nor do they take into account the tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

These summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular shareholder. Accordingly, shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Corner Bay Shares and acquiring, holding and disposing of Pan American and Pan American Warrants having regard to their own particular circumstances.

Residents of Canada

The following portion of the summary is generally applicable to shareholders who, for purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Exchange of Corner Bay Shares for Pan American Shares

Except as described below, a Corner Bay Shareholder will not realize any immediate income tax consequences on the exchange of the Share Portion of its Corner Bay Shares for Pan American Shares pursuant to the Arrangement. The Corner Bay Shareholder will be considered to have disposed of such Share Portion of its Corner Bay Shares for proceeds of disposition equal to the shareholder's adjusted cost base of the Share Portion of its Corner Bay Shares immediately before the exchange, and to have acquired the Pan American Shares received on the exchange at a cost equal to such proceeds of disposition.

The adjusted cost base of a Corner Bay Share of a shareholder immediately before it is disposed of pursuant to the Arrangement will be allocated between the Share Portion and the Warrant Portion of such Corner Bay Share in proportion to the relative fair market values.

A shareholder may choose to recognize a capital gain or capital loss on the exchange of the shareholder's Share Portion of its Corner Bay Shares, for Pan American Shares by including a capital gain or capital loss on the exchange in the shareholder's income tax return for the taxation year in which the exchange occurs. A shareholder who does so will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Share Portion of its Corner Bay Shares exceed (or are less than) the aggregate of the shareholder's adjusted cost base of such Share Portion of the Corner Bay Shares immediately before the exchange and any reasonable costs of disposition. For the purposes of computing such capital gain or capital loss, a shareholder will be considered to have disposed of such Share Portion of its Corner Bay Shares, as the case may be, for proceeds of disposition equal to the fair market value of the Pan American Shares received in exchange for such Corner Bay Shares. A shareholder who chooses to realize a capital gain or capital loss in this manner will be considered to have acquired such Pan American Shares at a cost equal to their fair market value at the time of their acquisition. The tax treatment of any such capital gain or capital loss is described below under "Taxation of Capital Gains and Capital Losses". Under the current provisions of the Tax Act, recognition of any capital loss on the exchange may generally be deferred. However, in the Finance Letters, the Department of Finance indicated its intention to recommend amendments to the Tax Act to clarify that the recognition of any capital loss so realized will not be deferred. No amendment to this effect has been publicly announced.

Under the Tax Act, the cost of any Pan American Shares acquired by a Corner Bay Shareholder pursuant to the Arrangement will generally be averaged with the adjusted cost base of all other Pan American Shares held by the shareholder as capital property immediately prior to such acquisition for the purpose of determining thereafter the adjusted cost base of each Pan American Share held by such shareholder.

Exchange of Corner Bay Shares for Pan American Warrants

Under the Arrangement, a Corner Bay Shareholder will exchange the Warrant Portion of a Corner Bay Share for a Pan American Warrant. Based upon the CCRA's current administrative practice, such shareholder will with respect to the Warrant Portion of a Corner Bay Share that is exchanged for a Pan American Warrant, be considered to have disposed of the Warrant Portion of the Corner Bay Share for proceeds of disposition equal to the fair market value of the Pan American Warrant received by such shareholder. Subsequent to the Effective Date, Corner Bay Shareholders will be advised as to Pan American's estimation of the fair market value of the Pan American Warrants received by such shareholder. This estimation is not binding on the CCRA or any particular shareholder however, it is recommended that the determination made by shareholders be consistent with that estimated by Pan American.

A shareholder will realize a capital gain (or a capital loss) equal to the amount of which the proceeds of disposition of the Warrant Portion of a Corner Bay Share, net of any reasonable costs of disposition, exceed (or are less than) such holder's adjusted cost base of the Warrant Portion of its Corner Bay Share.

The general tax treatment of capital gains or losses is described below under "Taxation of Capital Gains and Capital Losses".

The adjusted cost base of a Corner Bay Share of a shareholder immediately before it is disposed of pursuant to the Arrangement will be allocated between the Share Portion and the Warrant Portion of such Corner Bay Share in proportion to the relative fair market values.

Exercise and Other Dispositions of Pan American Warrant

In a case where a shareholder acquires a Pan American Share through the exercise of a Pan American Warrant, such shareholder will be deemed not to have disposed of any property and will be deemed to have acquired the Pan American Share at a cost equal to the aggregate of the adjusted cost base of the Pan American Warrant and the consideration paid for the Pan American Share under the terms of the Pan American Warrant.

The cost of any Pan American Shares acquired by a shareholder through the exercise of Pan American Warrants will generally be averaged with the adjusted cost base of all other Pan American Shares held by the Shareholder as capital property immediately prior to such acquisition for the purpose of determining thereafter the adjusted cost base of each Pan American Share held by such shareholder.

A holder who disposes of Pan American Warrants otherwise than through the exercise of such warrants will realize a capital gain (or a capital loss) in an amount equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the shareholder's adjusted cost base of such Pan American Warrants immediately before the disposition and any reasonable cost of disposition. The tax treatment of any such capital gain or capital loss is described below under "Taxation of Capital Gains and Capital Losses".

Pan American Shares

Dividends

Dividends received or deemed to be received on Pan American Shares acquired by a shareholder pursuant to the Arrangement or upon the exercise of Pan American Warrants will be subject to the tax treatment described below under "Taxation of Dividends".

Disposition

A holder of Pan American Shares acquired by a shareholder pursuant to the Arrangement will realize a capital gain (or a capital loss) on a subsequent disposition or deemed disposition of such shares equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the shareholder's adjusted cost base of such shares immediately before the disposition and any reasonable costs of disposition. The tax treatment of any such capital gain or capital loss is described below under "Taxation of Capital Gains and Capital Losses".

Dissenting Shareholders

A Corner Bay Shareholder who exercises Dissent Rights in respect of its Corner Bay Shares will be deemed to have received a dividend equal to the amount, if any, by which the proceeds of disposition for such Corner Bay Shares, exceed the paid-up capital of such shares. The tax treatment of any such dividend is described below under "Taxation of Dividends".

Such Corner Bay Shareholder will also realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Corner Bay Shares, as the case may be, net of any amount deemed to be a dividend, exceed (or are less than) the aggregate of the shareholder's adjusted cost base of such shares immediately before the disposition and any reasonable costs of disposition. The tax treatment of any such capital gain or capital loss is described below under "Taxation of Capital Gains and Capital Losses".

For the purposes of computing such dividend, capital gain or capital loss, a Corner Bay Shareholder will be considered to have disposed of its Corner Bay Shares, as the case may be, for proceeds of disposition equal to the amount received by the shareholder less the amount of any interest awarded to the shareholder by a court. Any such interest will be included in the shareholder's income for purposes of the Tax Act.

Shareholders who exercise Dissent Rights are urged to consult their own tax advisors with respect to their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on Pan American Shares or Corner Bay Shares will be included in the recipient's income for the purposes of the Tax Act. Such dividends received by an individual (including a trust) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations. A holder that is a corporation will include such dividends in computing its income and generally, subject to the limitations set out in the Tax Act, will be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of the amount of the dividends to the extent of such dividends are deductible in computing the holder's taxable income.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (the "taxable capital gain") realized by a shareholder in a taxation year will be included in computing such shareholder's income for such taxation year. One-half of any capital loss (the "allowable capital loss") realized by a shareholder in a taxation year may be deducted by such shareholder against taxable capital gains realized by such shareholder in such taxation year or against net taxable capital gains for the three preceding or any subsequent years, subject to and in accordance with the rules contained in the Tax Act.

When an individual (or certain trusts) realize a capital gain, alternative minimum tax may arise, depending on the individual's or the trust's particular circumstances. A Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains. The amount of any capital loss realized by a corporation on a disposition of a share may be reduced by the amount of dividends received or deemed to be received on such share. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member of beneficiary.

Eligibility for Investment

Provided the Pan American Shares are listed on a prescribed stock exchange (which includes the TSX), the Pan American Shares and Pan American Warrants will be qualified investments under the Tax Act for trust governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans and will not be foreign property to such plans, registered pension plans or other entities to whom Part XI of the Tax Act applies.

Non-Residents of Canada

The following portion of the summary is generally applicable to shareholders who, for purposes of the Tax Act and at all relevant times, are neither resident or deemed to be resident in Canada and to whom the Corner Bay Shares do not, and any Pan American Shares and Pan American Warrants received pursuant to the Arrangement will not, constitute "taxable Canadian property" (as defined in the Tax Act). **Such shareholders should consult their own tax advisors for advice with respect to any foreign tax consequences of the subject transactions.** Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Generally, a shareholder's shares in a corporation will not constitute taxable Canadian property to the shareholder at a particular time if, at that time, the shares are listed on a prescribed stock exchange (which currently includes the TSX) or are shares of the capital stock of a mutual fund corporation, the shareholder does not use or hold, and is not deemed to use or hold, the shares in connection with carrying on a business in Canada and none of the shareholder, persons with whom the shareholder does not deal at arm's length or the shareholder and such persons together has owned (or had interest in or option in respect of), at any time during the immediately preceding 60 months, 25 percent or more of the issued shares of any class or series of the capital stock of such corporation. A shareholder's Corner Bay Shares, Pan American Shares or Pan American Warrants can be deemed to be "taxable Canadian property" in certain circumstances set out in the Tax Act. In particular, where a shareholder's Corner Bay Shares are taxable Canadian property immediately before the Arrangement, the shareholder's Pan American Shares and Pan American Warrants received pursuant to the Arrangement will be deemed to be taxable Canadian property, unless the shareholder chooses to treat the exchange of the shareholder's Corner Bay Shares pursuant to the Arrangement as a taxable transaction.

Exchange of Corner Bay Shares for Pan American Shares and Pan American Warrants and Subsequent Disposition of Pan American Shares and Pan American Warrants

A Corner Bay Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the exchange of the Share Portion of its Corner Bay Shares for Pan American Shares, the exchange of the Warrant Portion of its Corner Bay Shares for Pan American Warrants pursuant to the Arrangement or on a sale or other disposition of Pan American Shares or Pan American Warrants received on the exchange.

Exercise of a Pan American Warrant

In a case where a shareholder acquires a Pan American Share through the exercise of a Pan American Warrant, such shareholder will be deemed not to have disposed of any property and will be deemed to have acquired the Pan American Share at a cost equal to the aggregate of the adjusted cost base of the Pan American Warrant and the consideration paid for the Pan American Share under the terms of the Pan American Warrant.

The cost of any Pan American Shares acquired by a shareholder through the exercise of Pan American Warrants will generally be averaged with the adjusted cost base of all other Pan American Shares held by the Shareholder as capital property immediately prior to such acquisition for the purpose of determining thereafter the adjusted cost base of each Pan American Share held by such shareholder.

Dividends on Shares of Participating Corporations

Dividends paid or deemed to be paid on Corner Bay Shares or Pan American Shares are subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable tax treaty. Under the Canada-United States Income Tax Convention (the "Convention"), the rate is generally reduced to 15% in respect of dividends paid to a person (an individual or corporation owning less than ten per cent of the voting stock of the corporation paying the dividend) who is the beneficial owner of the dividends and who is resident in the United States for purposes of the Convention.

United States Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax considerations applicable to Corner Bay Shareholders who receive Pan American Shares and Pan American Warrants in exchange for their Corner Bay Shares pursuant to the Arrangement. This summary is limited to Corner Bay Shareholders who are "United States persons" and hold their Corner Bay Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") ("U.S. Holders"). For purposes of this summary, a "United States person" is: (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the Untied States or any political subdivision thereof, (iii) an estate the income of which is subject to United States income tax regardless of its source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances, or to U.S. Holders that may be subject to special treatment under the Code (including, without limitation, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons holding Corner Bay Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the United States dollar, and persons who may have acquired their Corner Bay Shares through the exercise of employee stock options or otherwise as compensation). This summary does not address the tax treatment of U.S. Holders that hold their Corner Bay Shares through a partnership or other pass-through entity. This summary does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of state, local or foreign tax law.

This discussion is based on the Code, United States Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Pan American has not requested any ruling from the United States Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in this summary. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ARRANGEMENT, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

General

Subject to the foregoing qualifications, the exchange by a U.S. Holder of Corner Bay Shares for Pan American Shares and Pan American Warrants will constitute a taxable transaction. Accordingly, a U.S. Holder generally will recognize gain or loss on the exchange equal to the difference between (i) the fair market value of the Pan American Shares and Pan American Warrants received by the U.S. Holder pursuant to the Arrangement, determined in United States dollars based on the exchange rate on the date they are received, regardless of whether the shares or warrants are actually converted into United States dollars, and (ii) such U.S. Holder's tax basis in the Corner Bay Shares exchanged therefor. Any gain or loss recognized will generally be long-term capital gain or loss if a U.S. Holder held its Corner Bay Shares for more than one year. A U.S. Holder's initial tax basis in the Pan American Shares and Pan American Warrants received pursuant to the Arrangement will equal the fair market value of such shares and warrants determined in United States Dollars as provided above, and a U.S. Holder's holding period in the Pan American Shares and Pan American Warrants received pursuant to the Arrangement will begin on the day after the date such shares and warrants are received.

Pan American Warrants

Upon the exercise of a Pan American Warrant, a U.S. Holder will not recognize gain or loss (except to the extent of cash, if any, received in lieu of the issuance of fractional shares in which case the amount and character of which will be determined as if such holder had received such fractional shares and immediately had them redeemed by Pan American for cash) and will have a tax basis in the Pan American Shares acquired (including fractional shares in lieu of which cash is received) pursuant to such exercise equal to such U.S. Holder's tax basis in the exercised Pan American Warrant plus the exercise price of such Pan American Warrant. The holding period of Pan American Shares so acquired will begin on the day after the exercise of the Pan American Warrant.

The sale of a Pan American Warrant will generally result in the recognition of capital gain or loss to the U.S. Holder in an amount equal to the difference between the amount realized and such U.S. Holder's tax basis in the Pan American Warrant.

If a Pan American Warrant expires unexercised, a U.S. Holder will recognize a capital loss equal to such U.S. Holder's tax basis in the Pan American Warrant.

Pan American Shares

Distributions made to a U.S. Holder of Pan American Shares will be treated as taxable dividends to the extent such distributions are paid out of the Pan American's current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that a distribution made to a U.S. Holder exceeds Pan American's current or accumulated earnings and profits, such distribution will be treated first as a tax free return of capital up to such U.S. Holder's tax basis in the Pan American Shares with respect to which the distribution is made, and then as a gain from the sale or exchange of the Pan American Shares, with the tax consequences described below.

A U.S. Holder must include in income as ordinary income the U.S. dollar value (on the date of receipt based on the exchange rate on such date) of any distributions that are treated as dividends (including any Canadian taxes withheld therefrom), as described above. Dividends received from Pan American generally will constitute "passive income" for purposes of the United States foreign tax credit, which could reduce the amount of foreign taxes that can be claimed by a U.S. Holder. The Code applies various limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit. Dividends paid by Pan American will not generally be eligible for the "dividends received" deduction.

A U.S. Holder will generally recognize gain or loss on the sale of Pan American Shares in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the Pan American Shares sold. Such gain or loss will be long term gain or loss if the U.S. Holder's holding period in the Pan American Shares sold is greater than one year.

Conversion of Canadian Dollars

The tax basis of Canadian dollars received by a U.S. Holder will generally equal the U.S. dollar equivalent of such Canadian dollars at the exchange rate on the date the Canadian dollars are received (or, in the case of a U.S. Holder using the accrual method of accounting that has not made the election described above, on the date the U.S. Holder had a right to receive the Canadian dollars). Upon any subsequent exchange of such Canadian dollars for U.S. dollars, a U.S. Holder will generally recognize foreign currency gain or loss, which is treated as ordinary income or loss, equal to the difference between the U.S. Holder's tax basis for the Canadian dollars and the amount of U.S. dollars received.

Backup Withholding Tax

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate U.S. Holders. Information reporting generally will apply to payments of distributions on, and to proceeds from the sale or disposition of, the Pan American Shares by a payor within the United States to a U.S. Holder, unless such U.S. Holder is an exempt recipient, including a corporation, or provides an appropriate certification.

A payor within the United States will be required to withhold tax (at a rate of 30% for payments made in 2002 and 2003, 29% for payments made in 2004 and 2005, and 28% for payments made in 2006 and thereafter, until 2011 at which time the rate will be 31%) from any payments of distributions on, or proceeds from the sale or disposition of, the Pan American Shares within the United States to a U.S. Holder (unless such U.S. holder is an exempt recipient) that fails to furnish a correct taxpayer identification number on United States Internal Revenue Service Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. A U.S. Holder will be allowed a refund or a credit equal to any amounts withheld under the United States backup withholding tax rules against such U.S. Holder's United States federal income tax liability, provided the U.S. Holder furnishes the required information to the United States Internal Revenue Service.

Corner Bay Shareholders' Dissent Rights

Pursuant to the Interim Order, a *registered* Corner Bay Shareholder is entitled to dissent and be paid by Corner Bay the fair value of his or her Corner Bay Shares provided that the Arrangement Resolution is passed, the Arrangement becomes effective and such Corner Bay Shareholder provides Corner Bay with a written objection to the Arrangement Resolution at or before the Corner Bay Meeting. In addition, the Corner Bay Shareholder must strictly comply with the requirements of Section 190 of the CBCA, as modified by the Interim Order. Pursuant to the Interim Order, Dissenting Shareholders will be entitled to be paid the fair value, as of the close of business on the day before the Final Order is made, of their Corner Bay Shares by Corner Bay . **The following is a summary of Section 190 of the CBCA, as modified by the Interim Order. These provisions are technical and complex. Any Corner Bay Shareholder who wishes to exercise his or her dissent rights should consult a legal advisor. Failure to strictly comply with the requirements of Section 190 of the CBCA, as modified by the Interim Order, may prejudice a Corner Bay Shareholder's right of dissent.**

The full text of the Interim Order and Section 190 of the CBCA are attached to this Circular as Appendices "C" and "H", respectively.

Under the Interim Order, in order for a registered Corner Bay Shareholder to dissent, a written objection (an "Objection Notice") to the Arrangement Resolution must be delivered to Corner Bay, not later than 5:00 p.m. (Toronto time) on the Business Day preceding the date of the Corner Bay Meeting. Any such Objection Notice must be delivered to Corner Bay at its office at Suite 910, 55 University Avenue, Toronto, Ontario, M5J 2H7, Facsimile No.: (416) 368-7141, Attention: Edward J. Badida. **A vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution does not constitute an Objection Notice. It should be noted that while delivery of an Objection Notice does not preclude a Corner Bay Shareholder from voting at the Corner Bay Meeting, any Corner Bay Shareholder who votes for the Arrangement Resolution at the Corner Bay Meeting will thereafter be precluded from exercising any dissent rights under the CBCA or the Interim Order.**

A Corner Bay Shareholder may dissent only with respect to all of the Corner Bay Shares held by such holder, or on behalf of any one beneficial owner, and registered in such holder's name. The Objection Notice must be executed by or for the Corner Bay Shareholder of record, fully and correctly, as such holder's name appears on the holder's share certificates. If the Corner Bay Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the Objection Notice should be given in that capacity. If the Corner Bay Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the Objection Notice should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the Objection Notice for a holder of record; however, such agent must expressly identify the record owner or owners, and expressly disclose in such Objection Notice that the agent is acting as agent for the record owner or owners.

Anyone who is a beneficial owner of Corner Bay Shares registered in the name of a broker, custodian, nominee or other intermediary and who wishes to dissent should be aware that ONLY *registered* Corner Bay Shareholders are entitled to exercise dissent rights. A registered holder who holds securities as nominee for more than one beneficial owner, some of whom wish to exercise dissent rights, must exercise such dissent rights on behalf of such holders. In such case the Objection Notice should specify the number of Corner Bay Shares covered by it.

Within ten days after the adoption of the Arrangement Resolution by the Corner Bay Shareholders, Corner Bay is required to notify in writing each Corner Bay Shareholder who properly delivered an Objection Notice, did not vote in favour of the Arrangement Resolution, has otherwise complied with the requirements of Section 190 of the CBCA, as modified by the Interim Order and has not withdrawn the Objection Notice (a "Dissenting Shareholder") that the Arrangement Resolution has been adopted. A Dissenting Shareholder must, within 20 days after receiving such notification or, if such notification is not received, within 20 days after becoming aware that the Arrangement Resolution has been adopted, send to Corner Bay a written notice (the "Demand for Payment") containing the Dissenting Shareholder's name and address, the number of Corner Bay Shares in respect of which that Dissenting Shareholder dissents, and a demand for payment of the fair value of such Corner Bay Shares. Within 30 days after sending the Demand for Payment, a dissenting Corner Bay Shareholder must send certificates representing the Corner Bay Shares in respect of which such dissenting Corner Bay Shareholder dissents to Corner Bay or its transfer agent. Corner Bay or the transfer agent shall endorse on such certificates a notice that the holder thereof is a dissenting Corner Bay Shareholder under Section 190 of the CBCA and shall forthwith return such certificates to the dissenting Corner Bay Shareholder. A dissenting Corner Bay Shareholder who fails to send such certificates within the aforementioned time limits has no right to make any further claim under Section 190 of the CBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of such Corner Bay Shares other than the right to be paid the fair value of such Corner Bay Shares as determined in accordance with Section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws the Demand for Payment before Corner Bay makes a written offer to pay (the "Offer to Pay"); (ii) Corner Bay fails to make a timely Offer to Pay and the Dissenting Shareholder withdraws the Demand for Payment; (iii) the Corner Bay Board revokes the Arrangement Resolution; (iv) the Arrangement Agreement is terminated prior to the Effective Time; or (v) the application for the Final Order is refused by the Court and all appeal rights have been exhausted, in all of which cases the Dissenting Shareholder's rights as a Corner Bay Shareholder are reinstated.

Not later than seven days after the later of the Effective Date and the date on which Corner Bay receives a Demand for Payment, Corner Bay shall send to a Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay relating to the Corner Bay Shares covered by the Demand for Payment. The amount offered in such Offer to Pay shall be an amount determined by the Board of Directors to be the fair value of such securities. In addition, the Offer to Pay shall be accompanied by a statements showing how such fair value was determined. The amount shown in any Offer to Pay which is accepted by a Dissenting Shareholder shall be paid by Corner Bay within ten days of the acceptance, but an Offer to Pay lapses if Corner Bay has not received an acceptance from the Dissenting Shareholder within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by Corner Bay or if a Dissenting Shareholder fails to accept an Offer to Pay, Corner Bay may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix the fair value of the Corner Bay Shares of the Dissenting Shareholder. If Corner Bay fails to apply to Court, the Dissenting Shareholder may apply to the Court within a period of 20 further days or within such further period as the Court may allow. A Dissenting Shareholder is not required to post security for costs in any such court application.

On making an application to the Court, Corner Bay must give each Dissenting Shareholder who has sent a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his or her right to appear and be heard either in person or through counsel. All Dissenting Shareholders whose Corner Bay Shares have not been purchased by Corner Bay shall be joined as parties to any such application and shall be bound by the decision rendered by the Court. The Court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The Court is required to fix the fair value of the securities of all Dissenting Shareholders and may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The Arrangement Agreement provides, as a condition to the obligation of Pan American to complete the Arrangement, that no Corner Bay Shareholders will have exercised Dissent Rights as granted under the Interim Order in connection with the Arrangement. If a Corner Bay Shareholder exercises his or her Dissent Rights there is no assurance that Pan American will waive this condition.

Expenses of the Arrangement

The aggregate estimated costs to be incurred by Pan American and Corner Bay relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees, government filing and TSX and Nasdaq listing fees, the preparation and printing of this Circular and other out-of-pocket costs associated with the Meetings, are estimated to be approximately US$520,000.

Resale of Pan American Shares and Pan American Warrants

Canadian Securities Laws

Pan American is currently a "reporting issuer" under the applicable securities legislation in British Columbia, Alberta, Manitoba, Ontario and Quebec. If the Arrangement proceeds, Corner Bay Shareholders will hold Pan American Shares and Pan American Warrants. It is a condition precedent to the completion of the Arrangement that all regulatory and other approvals required are obtained in respect of the issuance by Pan American of the Pan American Shares and Pan American Warrants to the Corner Bay Shareholders pursuant to the Arrangement so that none of such Pan American Shares or Pan American Warrants will be subject to resale restrictions under applicable Canadian securities laws, other than those restrictions which apply to control persons.

United States Securities Laws

The distribution by Pan American of Pan American Shares, Pan American Warrants and Replacement Options pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions provided under the securities laws of each state of the United States in which Corner Bay Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the distribution of the Pan American Shares, Pan American Warrants and Replacement Options.

Pan American Shares and Pan American Warrants received by a holder who will be an "affiliate" of Pan American after the Arrangement or is an "affiliate" of Pan American or Corner Bay prior to the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer.

Persons who are not affiliates of Corner Bay prior to the Arrangement and who are not affiliates of Pan American after the Arrangement may resell the Pan American Shares and Pan American Warrants that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act.

Persons who are affiliates of Corner Bay prior to the Arrangement may not sell the Pan American Shares or Pan American Warrants that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 145(d) or Regulation S under the U.S. Securities Act.

In general, under Rule 145(d), persons who are affiliates of Corner Bay prior to the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the Pan American Shares and Pan American Warrants that they receive in connection with the Arrangement, provided that the number of such shares or warrants sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange or traded on Nasdaq, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Pan American. Persons who are affiliates of Corner Bay prior to the Arrangement but who are not affiliates of Pan American after the Arrangement and who hold their Pan American Shares and Pan American Warrants received in connection with the Arrangement for a period of one year after the Arrangement, may sell such shares and warrants in the United States without regard to the volume and manner of sale restrictions set forth in the preceding sentence, provided that current public information about Pan American is available. Persons who are affiliates of Corner Bay prior to the Arrangement and who hold their Pan American Shares and Pan American Warrants received in connection with the Arrangement for a period of two years after the Arrangement may sell such shares and warrants in the United States, without any of the above restrictions, provided that they have not been affiliates of Pan American during the three-month period preceding the resale. Persons who are affiliates of Corner Bay prior to the Arrangement and who are affiliates of Pan American after the Arrangement will continue to be subject to the sale restrictions described in the first sentence of this paragraph for so long as they continue to be affiliates of Pan American.

In general, under Regulation S, persons who are affiliates of Corner Bay prior to the Arrangement and who are not affiliates of Pan American after the Arrangement or who are affiliates of Pan American solely by virtue of their status as an officer or director of Pan American may sell their Pan American Shares or Pan American Warrants outside the United States in an "offshore transaction" (which would include a sale through the TSX) if neither the seller nor any person acting on its behalf engages in "directed selling efforts" in the United States. In the case of a sale of Pan American Shares or Pan American Warrants by an officer or director who is an affiliate of Pan American solely by virtue of holding such position, there would be an additional requirement that no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the sale transaction. Certain additional restrictions are applicable to a holder of Pan American Shares and Pan American Warrants who is an affiliate of Pan American after the Arrangement other than by virtue of his or her status as an officer or director of Pan American.

Subject to certain limitations, all holders who receive Pan American Shares and Pan American Warrants as a result of the Arrangement may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S thereunder. Generally, subject to certain limitations, holders of Pan American Shares and Pan American Warrants following the Arrangement who are not affiliates of Pan American or who are affiliates of Pan American solely by virtue of their status as an officer or director of Pan American may under Regulation S resell their Pan American Shares or Pan American Warrants in an "offshore transaction" (which would include a sale through the TSX) if neither the seller or any person acting on the seller's behalf engages in "directed selling efforts" in the United States, and, in the case of a sale of Pan American Shares or

Pan American Warrants by an officer or director who is an affiliate of Pan American solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Certain additional restrictions are applicable to a holder of Pan American Shares and Pan American Warrants who will be an affiliate of Pan American other than by virtue of his or her status as an officer or director of Pan American.

As of the date hereof, the distribution of Pan American Shares to be issued upon exercise of the Pan American Warrants has not been registered under the U.S. Securities Act or any applicable state securities laws of the United States. **Pan American Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless the distribution of such Pan American Shares issuable upon the exercise thereof is registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or exemptions from such registration requirements are available.** Pursuant to the Arrangement Agreement and the Warrant Indenture, Pan American has agreed to use its commercially reasonable efforts to register the distribution of the Pan American Shares to be issued upon exercise of the Pan American Warrants under the U.S. Securities Act as soon as practicable after the Effective Date, unless an exemption from such registration is available. The Trustee will promptly give notice to all holders of Pan American Warrants when such registration has become effective.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Pan American Shares and Pan American Warrants received upon completion of the Arrangement. All holders of Pan American Shares are urged to consult with counsel to ensure that the resale of their Pan American Shares complies with applicable securities legislation.

Eligibility for Investment

Subject to compliance with the prudent investment standards and general investment provisions of the statutes referred to below (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, guidelines or goals, the Pan American Shares and Pan American Warrants issued in exchange for Corner Bay Shares pursuant to the Arrangement will not be precluded as investments under the following statutes on the date of their issue:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
An Act Respecting Insurance (Quebec)
An Act Respecting Trust Companies and Savings Companies (Quebec)
Supplemental Pension Plans Act (Quebec)

In the opinion of Borden Ladner Gervais LLP, counsel to Pan American, and Lavery, de Billy, counsel to Corner Bay, on the date of their issue, the Pan American Shares and Pan American Warrants will be qualified investments in Canada under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not constitute "foreign property" for the purposes of Part XI of the Tax Act.

Comparison between the BCCA and the CBCA

Pan American is incorporated under and governed by the BCCA. Corner Bay is incorporated under and governed by the CBCA.

The following is a summary of some of the important differences between the BCCA and the CBCA. This summary is not definitive or exhaustive. Shareholders should refer to the full text of the relevant provisions of the BCCA and CBCA or should consult their legal advisors.

Special Resolutions

Under the BCCA, a special resolution means a resolution: (i) passed by a majority of not less than 75% of the votes cast by those shareholders of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company; or (ii) consented to in writing by every shareholder of a company who would have been entitled to vote in person or by proxy at a general meeting of the company.

Under the CBCA, a special resolution means a resolution passed by a majority of at least 66 2/3% of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

Under the BCCA, a special resolution is required for a company to complete certain transactions which only require an ordinary resolution (a majority of votes cast by shareholders) under the CBCA, including: (i) to give financial assistance in certain circumstances; and (ii) with court approval, to reduce its capital.

Plans of Arrangement and Amalgamations

The BCCA requires a special resolution by shareholders to approve an arrangement. In addition, for certain arrangements the BCCA requires approval by a majority of votes cast by shareholders of reporting (public) companies excluding shareholders: (i) who are affiliates of the company; (ii) that will, as a result of the arrangement, be entitled to consideration for each share greater than that available to other shareholders of the same class; and (iii) who effectively control (alone or in combination with others) the company and who entered into an understanding to support the arrangement prior to notice of the shareholders meeting to approve the arrangement. The CBCA only requires such resolution by shareholders as may be directed by the court to approve an arrangement.

The BCCA requires court approval in respect of the adoption of an amalgamation agreement within six days to two months of the adoption of the agreement. There are three methods to effect amalgamations under the CBCA. One method involves court approval by way of an arrangement. The second method does not require court approval, but provides a process to be followed, including shareholder approval, required terms of the amalgamation agreement, and class votes. The third method under the CBCA provides for vertical and horizontal short-form amalgamations which does not require court or shareholder approval.

Voting Rights

Under the BCCA, unless the articles otherwise provide, every shareholder has one vote in respect of each share held by the shareholder. However, whether or not a share otherwise carries the right to vote, shareholders holding issued shares not otherwise entitled to vote are entitled to vote on any proposal which would prejudice or interfere with any right or special right attached to such shares and on amalgamations.

Under the CBCA, unless the articles otherwise provide, each share of a corporation entitles the holder of it to one vote at a meeting of shareholders. Whether or not a share otherwise carries the right to vote, each share carries the right to vote not only on proposals to amend the articles in a manner which affects that class and on amalgamations but also on: (i) a sale, lease or exchange of all or substantially all the property of a corporation other than in the ordinary course of business; and (ii) continuance of a corporation into another jurisdiction.

Dissent Rights

Under the BCCA, dissent rights procedures must be strictly followed and the dissent rights expire at certain times if procedures are not followed.

A dissenting shareholder must exercise that shareholder's right of dissent by delivering a notice in prescribed form with the share certificates representing that shareholder's shares within 14 days after a company or liquidator, as the case may be, gives notice of intention to act on the authority of a special resolution which gives rise to the right to dissent. Upon exercising dissent rights, a dissenting shareholder is bound to sell that shareholder's shares to the company. A dissenting shareholder may not withdraw the requirement to purchase the shares unless the company consents. The dissenting shareholder's rights as a shareholder cease upon exercising that shareholder's dissent rights.

A shareholder's dissent rights expire, if not acted upon, two days before the meeting at which a special resolution is to be passed or approval is to be sought in respect of any of the following matters: (i) continuation of a company into another jurisdiction; (ii) giving financial assistance in connection with an acquisition of shares where after such acquisition not less than 90% of the issued shares of each class will be owned; or (iii) the sale, lease or other disposition of the whole or substantially the whole of a company's undertaking.

A shareholder's dissent rights expire, if not acted upon, not later than seven days after the passing of the special resolution in respect of any of the following matters: (i) alteration of the memorandum by altering any restriction on the business carried on by the company or the powers of the company; (ii) amalgamation of the company; (iii) conversion of a specially limited company into a company; or (iv) any transfer, sale or arrangement which involves the payment or liability for payment of money by shareholders of the company in connection with the liquidation or winding-up of the company.

Dissent rights procedures under the CBCA must also be strictly followed but the manner of exercise and tendering of shares differs from the BCCA and are described under the heading "Corner Bay Shareholders' Rights of Dissent" and the relevant section of the CBCA has been reproduced as Appendix "H" to this Circular.

Shareholder Proposals

Under the BCCA, shareholders do not have the right to submit proposals at annual general meetings.

Under the CBCA, shareholders entitled to vote at an annual meeting of shareholders may submit to the corporation notice of any matter that they propose to raise at the meeting and discuss at the meeting any matter in respect of which they would have been entitled to submit a proposal.

Location of Meetings of Shareholders

Under the BCCA, meetings of shareholders must be held in British Columbia unless otherwise approved by the Registrar of Companies (British Columbia).

Under the CBCA, meetings of shareholders shall be held at a place within Canada as provided in the by-laws or, in the absence of such provision, at a place within Canada as determined by the directors.

Election and Removal of Directors

Under the BCCA, the shareholders may remove directors by special resolution (see the relevant definition of special resolution above) and shareholders holding 10% or more of the voting shares may nominate directors and require the nominees to be included in the company's proxy circular for the election of directors.

Under the CBCA, shareholders may remove directors by ordinary resolution at a special meeting.

Standing to Bring Derivative Actions/Oppression Actions

Under the BCCA, the ability to obtain standing to bring an oppression action or derivative action is potentially narrower than under the CBCA as the class of complainants does not expressly include former security holders, directors, officers, former officers of the company and their affiliates but rather leaves it to the discretion of the court to determine if a person is a "proper person" to bring an application.

Bill 47 – Introduction of New British Columbia Business Corporations Act

On May 8, 2002, the British Columbia Legislature introduced Bill 47, the *Business Corporations Act* (British Columbia), for its first reading. If Bill 47 is brought into force, the new *Business Corporations Act* (British Columbia) would replace the BCCA as the statute providing the rules for the creation and governance of British Columbia companies. Bill 47 must be given a second and third reading before coming into force as law in British Columbia. At the time of printing of this Circular, it is not known when or if a second or third reading will occur.

Under the BCCA, a majority of the directors of every British Columbia company must be persons ordinarily resident in Canada and one director of every company must be ordinarily resident in British Columbia. As currently drafted, the new *Business Corporations Act* (British Columbia), among other things, will remove all directors' residency requirements.

MARKET PRICES OF PAN AMERICAN SHARES AND CORNER BAY SHARES

The Pan American Shares are listed for trading on the TSX under the symbol "PAA" and on Nasdaq under the symbol "PAAS". The Corner Bay Shares are listed for trading on the TSX under the symbol "BAY". The following table sets forth, for the calendar periods indicated, the high and low closing prices and trading volumes as reported on the TSX for Corner Bay Shares and Pan American Shares and on Nasdaq for Pan American Shares.

	Common Shares of Pan American (Nasdaq/TSX)						Common Shares of Corner Bay (TSX)		
	Nasdaq			TSX					
Period	High	Low	Volume	High	Low	Volume	High	Low	Volume
	(US dollars)			(Cdn dollars)			(Cdn dollars)		
2000:									
First Quarter	5.25	3.75	7,408,800	7.45	5.25	1,420,846	2.75	2.10	1,368,673
Second Quarter	4.27	3.53	4,374,900	6.60	5.15	584,963	3.20	2.35	1,434,086
Third Quarter	3.84	3.06	4,351,500	5.75	4.50	694,786	3.00	2.40	790,123
Fourth Quarter	3.50	2.56	5,457,700	5.40	4.00	961,982	2.50	1.37	1,266,459
2001:									
First Quarter	3.31	2.53	7,553,100	5.00	3.85	1,201,211	1.85	1.30	1,567,677
Second Quarter	3.95	2.44	8,215,300	6.10	3.90	2,758,270	1.86	1.30	1,787,245
Third Quarter	4.35	3.25	6,776,000	6.83	5.00	1,553,258	1.75	1.25	1,804,224
Fourth Quarter	4.21	3.04	9,273,900	6.71	4.82	1,928,828	2.95	1.43	3,071,322
2002:									
January	4.49	4.05	3,129,100	7.15	6.50	954,359	2.96	2.38	2,261,727
February	5.43	4.67	6,196,700	8.76	7.45	1,352,619	3.20	2.75	1,372,114
March	5.83	4.45	5,830,000	9.25	7.34	1,268,761	3.85	3.13	1,142,133
April	5.75	4.98	6,439,400	8.98	7.90	1,016,655	4.15	3.25	1,804,791
May	8.66	5.56	16,535,000	13.20	8.60	3,683,075	6.77	3.80	6,871,011
June	9.24	6.89	18,344,800	14.10	10.60	3,986,682	7.44	4.85	3,507,139
July	8.91	4.84	17,739,185	13.76	7.28	2,816,900	5.70	2.75	3,369,100
August 1	6.10	5.60	559,000	9.69	9.01	41,300	3.70	3.16	44,550

On May 17, 2002, the last full trading day prior to the first public announcement of the Arrangement on the TSX, the closing sale price per Pan American Share, as reported on the TSX, was Cdn$11.00 and the closing sale price per Corner Bay Share, as reported on the TSX, was Cdn$4.26. On May 20, 2002, the last full trading day prior to the first public announcement of the Arrangement on Nasdaq, the closing sale price per Pan American Share, as reported on Nasdaq was US$7.69. On August 1, 2002, the last full trading day prior to the date of this Circular, the closing sale price per Pan American Share, as reported on the TSX, was Cdn$9.50, and, as reported on Nasdaq, was US$6.00 and the closing sale price per Corner Bay Share, as reported on the TSX, was Cdn$3.70. Because the market price of Pan American Shares is subject to fluctuation due to numerous market forces, the market value of the Pan American Shares that Corner Bay Shareholders will receive pursuant to the Arrangement may increase or decrease prior to the Effective Time. Corner Bay Shareholders are urged to obtain current market quotations for their Corner Bay Shares and the Pan American Shares. Historical market prices are not indicative of future market prices.

AMENDMENT TO PAN AMERICAN STOCK OPTION PLAN

At the Pan American Meeting the Pan American Shareholders will be asked to consider and, if deemed advisable, to approve the Option Resolution, which is an ordinary resolution to amend the terms of the Pan American Stock Option Plan to increase the number of Pan American Shares that may be reserved for issuance upon the exercise of Pan American Options issued to directors, officers and employees of Pan American and its subsidiaries and persons or companies engaged to provide ongoing management or consulting services for Pan American or any of its subsidiaries.

The Pan American Stock Option Plan currently provides that the maximum number of Pan American Shares which may be issued under the plan is 3,246,084 Pan American Shares or such greater number of Pan American Shares as Pan American shareholders may approve from time to time. As at the date of this Circular, additional Pan American Options were also outstanding to acquire up to 100,000 Pan American Shares under Pan American's previous employee incentive stock option plan (the "Prior Plan") that was established on March 26, 1995 and amended on May 2, 1996 and May 9, 1997. As at the date of this Circular, additional Pan American Options were also outstanding to acquire up to 4,800 Pan American Shares, which options had been granted to directors, officers or employees of Pan American outside of both the Pan American Stock Option Plan and the Prior Plan (the "Non-Plan Options").

The proposed amendments to the Pan American Stock Option Plan would increase the maximum number of Pan American Shares which may be issued under the Pan American Stock Option Plan to 4,846,084 Pan American Shares or such additional amount as the Pan American Shareholders may approve from time to time. This maximum number of Pan American Shares is subject to an adjustment mechanism to alter, as appropriate, the option price or number of shares issuable under the Pan American Stock Option Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business which alters share price or number of Pan American Shares outstanding and similar adjustment mechanisms apply to the options granted under the Prior Plan and to the Non-Plan Options. If the proposed amendment is approved, the total number of Pan American Shares that may be issued pursuant to options granted under the Pan American Stock Option Plan, together with options outstanding under the Prior Plan and outstanding Non-Plan Options, could exceed 10% of issued and outstanding Pan American Shares. Pan American has, however, undertaken to limit the number of Pan American Shares which may be issued pursuant to all outstanding options to no more than 10% of the issued and outstanding Pan American Shares from time to time.

The Replacement Options to be issued to certain former Corner Bay Optionholders pursuant to the Arrangement will be treated as Non-Plan Options and will not count against the maximum number of Pan American Shares which may be issued under the Pan American Stock Option Plan.

The text of the Option Resolution is annexed as Appendix "A-2" of this Circular. The text of the amended Pan American Stock Option Plan is set forth in as Appendix "P" to this Circular.

Shareholder approval of the proposed amendments to the Pan American Stock Option Plan is required pursuant to the rules and policies of the TSX.

The Pan American Board believes that the amendment of the Pan American Stock Option Plan is necessary and in the best interests of Pan American Shareholders in order for Pan American and its subsidiaries to continue to attract and retain capable and experienced directors, officers and employees, as well as to provide incentives to other key service providers. In order to attract additional personnel who are capable and experienced and to align their compensation with the interests of the Pan American Shareholders, Pan American needs to be in a position to offer options to acquire Pan American Shares in excess of the 3,246,084 Pan American Share maximum permitted under the Pan American Stock Option Plan.

Pan American provides no financial assistance to facilitate the purchase of Pan American Shares to directors, officers or employees who hold options granted under the Pan American Stock Option Plan, the Prior Plan or who hold Non-Plan Options.

INFORMATION CONCERNING PAN AMERICAN

The following information concerning Pan American, including information incorporated by reference from the Appendices, is provided by Pan American. Corner Bay and its officers and directors have relied on such information and although Corner Bay has no knowledge that would indicate that any statements contained herein are untrue or incomplete, Corner Bay assumes no responsibility for its accuracy or completeness nor for any omission on the part of Pan American to disclose facts or events which may affect the accuracy of such information.

General

Pan American was incorporated under the BCCA on March 7, 1979.

Pan American is a mining company principally engaged in the acquisition, development and operation of, and exploration for, silver properties in the Americas. Pan American owns and operates the producing Quiruvilca and Huaron silver mines in Peru and owns and is expanding the currently small-scale La Colorada silver mine in Mexico. Pan American also holds non-producing silver resource properties in Montana and California and an option to acquire an interest in a non-producing silver resource property in Arizona. Pan American holds an interest in or may earn an interest in a number of silver exploration properties in Mexico, Peru, Argentina and Bolivia. In addition, Pan American holds a 20% interest in Serebro Magadana, a Russian company that owns the Dukat silver development project in the Russian Federation.

Pan American's head office is situated at 1500 – 65 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered and records office is situated at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2. Pan American's website can be found at www.panamericansilver.com.

Recent Developments

La Colorada Expansion

On June 14, 2002, Pan American's wholly-owned Mexican subsidiary, Plata Panamericana, S.A. de C.V., entered into a loan agreement with International Finance Corporation, the private sector lending arm of the World Bank, pursuant to which Pan American will borrow US$10,000,000 for expansion of the La Colorada silver mine in Mexico to add a 600 tonne per day leach circuit to process oxide ore and bring the mine's total production to 800 tonnes per day. The loan is secured by a first ranking mortgage over the La Colorada property and the assets thereon, a pledge of the shares of Plata Panamericana S.A. de C.V., an assignment of insurance proceeds and security interests in certain bank accounts to be used in connection with the La Colorada expansion. Pan American will provide a corporate guarantee for the loan until financial completion, expected by mid-2004. The loan will be repaid in semi-annual US$1,000,000 installments starting in November 2004. Interest on the loan is payable prior to financial completion at LIBOR plus 3.5% and thereafter at LIBOR plus 3.25% per annum. This loan agreement does not require Pan American to hedge any silver production.

The total capital costs for the expansion of the La Colorada mine are estimated at approximately US$20,000,000 and Pan American will fund the remaining costs from its working capital. Construction of the La Colorada expansion began following execution of the loan agreement and expanded production from the La Colorada mine is expected by Pan American's management to begin in the third quarter of 2003.

On May 20, 2002, Pan American exercised its right to acquire all of the existing 5% net smelter return royalty on the La Colorada silver mine owing to its former owner, Minas La Colorada, S.A. de C.V. The purchase price for the royalty was the issuance of 390,117 Pan American Shares, which shares are subject to a four-month hold period. This royalty purchase results in Pan American, on a consolidated basis, holding a 100% ownership interest in the La Colorada, property.

Tres Cruces

Pan American has granted to New Oroperu Resources Inc., S.A. Mining Ventures Inc. and T.C. Mining Inc. (collectively, "Oroperu") an option to acquire all of Pan American's direct or indirect ownership of 50% of the issued shares of Aurifeia Tres Cruces S.A., which holds title to the Tres Cruces gold exploration project in Peru, subject to the reservation of a 2% net smelter return royalty to Pan American. The exercise price of this option is the issuance of 20% of the total issued common shares of New Oroperu Resources Inc. and Oroperu incurring an aggregate of US$1,750,000 of exploration expenditures on the Tres Cruces property by November 22, 2005. New Oroperu may repurchase one-quarter of the net smelter return royalty from Pan American for a cash payment of US$500,000. Following the exercise of the option, an advance royalty of US$100,000 must be paid to Pan American by Oroperu annually beginning on November 22, 2006.

Share Capital

Pan American Shares

Pan American is authorized to issue 100,000,000 Common Shares without par value of which 43,204,262 Pan American Shares are issued and outstanding as of the date of this Circular. In addition, 1,804,720 Pan American Shares are reserved for future issuance pursuant to outstanding options and warrants as of the date of this Circular (excluding the Pan American Warrants and Replacement Options to be issued pursuant to the Arrangement). Pan American Shareholders are entitled to one vote per Pan American Share at all meetings of shareholders, to receive dividends as and when declared by the Pan American Board and to receive a *pro rata* share of the assets of Pan American available for distribution to Pan American Shareholders in the event of the liquidation, dissolution or winding-up of Pan American. There are no pre-emptive, conversion or redemption rights attached to the Pan American Shares.

Pan American Warrants

The Pan American Warrants will be issued in registered form under, and be governed by, a Warrant Indenture to be dated as of the Effective Date between Pan American and Computershare Trust Company of Canada, as Warrant Trustee thereunder. Pan American has appointed the principal transfer offices of Computershare Trust Company of Canada in Vancouver and Toronto as the locations at which Pan American Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the specific provisions of the Warrant Indenture.

A copy of the Warrant Indenture will be available for examination during normal business hours at the executive offices of Pan American at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 during the period from the date of mailing of this Circular to the Effective Date and for a period of 30 days thereafter.

Each Warrant will entitle the holder to purchase one Pan American Share at an exercise price of Cdn$12.00 per share. The exercise price and the number of Pan American Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. The exercise price for the Pan American Warrants is payable in Canadian dollars only. Pan American Warrants will be exercisable at any time prior to 4:30 p.m. (Pacific Daylight Savings time) on the fifth anniversary of the Effective Date, after which the Pan American Warrants will expire and become null and void. Under the Warrant Indenture, Pan American will be entitled to purchase in the market, by private contract or otherwise, all or any of the Pan American Warrants then outstanding, and any Pan American Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Pan American Shares issuable upon the exercise of the Pan American Warrants, including:

- the issuance of Pan American Shares or securities exchangeable for or convertible into Pan American Shares to all or substantially all the holders of the Pan American Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Pan American Shares upon the exercise of the Pan American Warrants or common share purchase warrants held by International Finance Corporation, Coeur d'Alene Mines Corp. or National Bank Financial Inc. or pursuant to the exercise of directors', officers' or employees' or service providers' stock options granted by Pan American);

- the subdivision, redivision or change of the Pan American Shares into a greater number of shares;
- reduction, combination or consolidation of the Pan American Shares into a lesser number of shares;
- the issuance to all or substantially all of the holders of the Pan American Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Pan American Shares, or securities exchangeable for or convertible into Pan American Shares, at a price per share to the holder (or at an exchange or conversion price per share at the date of issue of such securities to the holder in the case of securities exchangeable for or convertible into Pan American Shares) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Pan American Shares on such record date; and
- the issuance or distribution to all or substantially all of the holders of the Pan American Shares of shares of any class other than the Pan American Shares, evidences of indebtedness or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Pan American Warrants and/or exercise price per security in the event of the following additional events: (i) reclassifications of the Pan American Shares; (ii) consolidations, amalgamations, plans of arrangement or mergers of Pan American with or into another corporation or other entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Pan American Shares or a change of the Pan American Shares into other shares); or (iii) the transfer (other than to one of Pan American's subsidiaries) of Pan American's undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Pan American Shares purchasable upon the exercise of the Pan American Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Pan American Shares purchasable upon exercise by at least one one-hundredth of a share.

Pan American will also covenant in the Warrant Indenture that, during the period in which the Pan American Warrants are exercisable, it will give public notice of certain stated events, including events that would result in an adjustment to the exercise price for the Pan American Warrants or the number of Pan American Shares issuable upon exercise of the Pan American Warrants, at least 21 days prior to the record date or effective date, as the case may be, of such event.

No fractional Pan American Shares will be issuable upon the exercise of any Pan American Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Pan American Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Pan American Shares would have.

From time to time, Pan American and the Trustee, without the consent of the holders of Pan American Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Pan American Warrants may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of Pan American Warrants at which there are holders of Pan American Warrants present in person or represented by proxy representing at least 25% of the aggregate number of securities which may be acquired upon the exercise of all the then outstanding Pan American Warrants and passed by the affirmative vote of holders of Pan American Warrants representing not less than 66 2/3% of the aggregate number of securities which may be acquired upon the exercise of all the then outstanding Pan American Warrants represented at the meeting and voted on the poll upon such resolution or (ii) adopted by instruments in writing signed by the holders of Pan American Warrants representing not less than 66 2/3% of the aggregate number of securities which may be acquired upon the exercise of all the then outstanding Pan American Warrants.

As of the date hereof, the distribution of the Pan American Shares to be issued upon exercise of the Pan American Warrants has not been registered under the U.S. Securities Act or any applicable state securities laws of the United States. **Pan American Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless the distribution of such Pan American Shares issuable upon the exercise thereof is registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or exemptions from such registration requirements are available.** Pursuant to the Arrangement Agreement and the Warrant Indenture, Pan American has agreed to use its commercially reasonable efforts to register the distribution of the Pan American Shares to be issued upon exercise of the Pan American Warrants under the U.S. Securities Act as soon as practicable after the Effective Date, unless an exemption from such registration is available. The Trustee will promptly give notice to all holders of Pan American Warrants when such registration has become effective.

Executive Compensation

Summary Compensation Table

The following table sets forth a summary of the total compensation paid to, or earned by, Pan American's Chairman and Chief Executive Officer and the four other most highly paid executive officers of Pan American and its subsidiaries (each a "Named Pan American Officer") during the three most recently completed financial years.

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Number of Common Shares Under Option Granted**	**All Other Compensation**
ROSS J. BEATY	2001	98,600	-	-	-	-
Chairman and Chief	2000	105,300	-	-	235,000	-
Executive Officer	1999	92,800	17,300	-	40,000	-
JOHN H. WRIGHT	2001	122,300	-	-	-	-
President and Chief	2000	133,400	-	-	232,500	-
Operating Officer	1999	117,000	17,300	-	40,000	-
ANTHONY HAWKSHAW[(1)]	2001	108,000	-	-	80,000	-
Chief Financial Officer	2000	116,700	-	-	10,000	-
	1999	112,000	17,300	-	40,000	-
ANDRÉS DASSO	2001	160,000	-	-	20,000	-
Executive Director of	2000	142,858	-	-	70,000	-
Pan American Silver	1999	140,000	-	-	-	-
Peru, S.A.						

Name and Principal Position	Year	Annual Compensation (US$) Salary	Bonus	Other Annual Compensation	Long-Term Compensation Number of Common Shares Under Option Granted	All Other Compensation
STUART MOLLER	2001	122,400	-	-	-	-
Vice-President	2000	94,500	-	-	10,000	-
Exploration	1999	94,500	10,000	-	-	-

Note:

(1) Mr. Hawkshaw also receives certain perquisites as described under the heading "Termination of Employment, Change in Responsibilities and Employment Contracts".

Long-Term Incentive Plan

Pan American does not presently have a long-term incentive plan for its executive officers.

Stock Options

The Pan American Stock Option Plan was established by the Board on March 26, 1998 (and approved by shareholders on May 5, 1998 and amended as approved by shareholders on May 20, 1999 and May 11, 2000). The Pan American Stock Option Plan provides for the granting of Pan American Options to executive officers, directors and "Service Providers" of Pan American. A "Service Provider" is defined as: (i) an employee of Pan American; (ii) a person or company engaged to provide ongoing management or consulting services for Pan American or for any entity controlled by Pan American; and (iii) a person who provides ongoing management or consulting services to Pan American or any entity controlled by Pan American indirectly through a company that is itself a Service Provider.

The purpose of granting such options is to assist Pan American in attracting, retaining, and motivating executive officers, directors, employees and consultants of Pan American and its subsidiaries and to more closely align the personal interests of such executive officers, directors, employees and consultants to those of the shareholders. The Pan American Stock Option Plan is intended to be competitive with the benefit programs of other companies in the mining industry.

The Pan American Stock Option Plan complies with the rules set forth for such plans by the TSX. The term of any options granted under the Pan American Stock Option Plan will be at the discretion of the Pan American Board, but will not be in excess of ten years in accordance with the rules and policies of any stock exchange or securities market on which Pan American Shares are listed. Any grant of options under the Pan American Stock Option Plan will be within the discretion of the Pan American Board, subject to the condition that the maximum number of Pan American Shares which may be issuable under the Pan American Stock Option Plan shall be 3,246,084 Pan American Shares or such additional amount as Pan American's shareholders may approve from time to time. In addition, the number of Pan American Shares issuable under the Pan American Stock Option Plan to any one optionee or in the aggregate to insiders of Pan American must not, when combined with all of Pan American's previously established or proposed share compensation arrangements, exceed 5% and 10%, respectively, of the total number of issued and outstanding Pan American Shares on a non-diluted basis. The number of Pan American Shares which may be issuable under the Pan American Stock Option Plan, together with all of Pan American's other previously established or proposed share compensation arrangements, within a one year period: (i) to insiders of Pan American in aggregate, shall not exceed 10% of the outstanding issue; and (ii) to any one optionee who is an insider of Pan American or any associates of such insider, shall not exceed 5% of the outstanding issue. The exercise price of options granted under the Pan American Stock Option Plan will be set as the weighted average trading price of Pan American Shares on the TSX or, if the Pan American Shares are no longer listed on the TSX, on such other market on which the Pan American Shares are listed which the Board may select, for the five trading days (in which at least one board lot of the Pan American Shares were traded) prior to the date the option was granted. Under the Pan American Stock Option Plan options will be non-assignable and non-transferable. The options granted under the Pan American Stock Option Plan will terminate on the earlier of the expiry date of the options or 30 days after termination of employment, office or the date the individual ceases to be a Service Provider, where the reason for termination of the individual was otherwise than for cause or by reason of death or disability. In the event of termination for cause, the options granted under the Pan American Stock Option Plan will terminate immediately upon the date which the individual ceases to be a director, officer or Service Provider. In the event the individual ceases to be a director, officer or Service Provider due to death or disability, the options granted under the Pan American Stock Option Plan will terminate upon the earlier of the expiry date and 12 months after the date of death or disability. The Pan American Stock Option Plan also contains an adjustment mechanism to alter, as appropriate, the option price or number of shares issuable under the Pan American Stock Option Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business which alters share price or number of Pan American Shares outstanding. As at the date of this Circular, there were options outstanding under the Pan American Stock Option Plan to acquire up to 1,030,560 Pan American Shares.

As at the date of this Circular, there were Pan American Options granted pursuant to the Prior Plan that was established on March 26, 1995 (and amended on May 2, 1996 and May 9, 1997) to purchase up to 100,000 Pan American Shares outstanding and held by directors, officers and employees of Pan American and its subsidiaries. The Pan American Options granted under the Prior Plan are not assignable and terminate 30 days after the termination of employment or office. In the event of death, each option is fully exercisable by the optionee's heirs upon the earlier of:

(i) 60 days after the grant of probate of the will or letters of administration of the estate of the optionee;

(ii) one year after the date of death; or

(iii) ten years from the date of the initial grant of the option. In the event of retirement, each Pan American Option granted under the Prior Plan is fully exercisable by the optionee at any time during the unexpired term of the option.

As at the date of this Circular, there were Pan American Non-Plan Options to purchase up to 4,800 Pan American Shares outstanding and held by directors, officers and employees of Pan American. These Non-Plan Options were granted outside of the Pan American Stock Option Plan and the Prior Plan. The grant of the Non-Plan Options was approved by an ordinary resolution of the shareholders on May 2, 1996. The Non-Plan Options comply with the terms and conditions of options granted under the Prior Plan.

Pan American provides no financial assistance to facilitate the purchase of Pan American Shares to directors, officers or employees who hold Pan American Options granted under the Pan American Stock Option Plan or the Prior Plan, or who hold Non-Plan Options.

The following table sets forth information concerning Pan American Options granted to the Named Pan American Officers during Pan American's most recently completed financial year. No stock appreciation rights are outstanding and it is currently intended that none be issued.

Option Grants During The Most Recently Completed Financial Year

Name	Number of Securities Under Options	% of Total Options Granted to Employees in Financial Year	Exercise of Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Securities)	Expiry Date
ANTHONY HAWKSHAW	80,000	17.4%	Cdn$5.00	Cdn$4.82	May 15, 2006
ANDRÉS DASSO	20,000	4.4%	Cdn$5.00	Cdn$4.82	May 15, 2006

The following table sets forth information concerning the exercise of Pan American Options under the Pan American Stock Option Plan and the Prior Plan and the exercise of Non-Plan Options during the financial year ended December 31, 2001 and the value at December 31, 2001 of unexercised in-the-money options under the Pan American Stock Option Plan and the Prior Plan and unexercised in-the-money Non-Plan Options held by each of the Named Pan American Officers.

Option Exercises During the Most Recently Completed Financial Year

Name	Securities Acquired on Exercise	Aggregate Realized Value	Unexercised Options at Financial Year End Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Financial Year End Exercisable (US$)/ Unexercisable (US$)
ROSS J. BEATY	-	Nil	307,000/8,000	$252,300/-
JOHN H. WRIGHT	20,000	$10,000	284,500/8,000	$228,100/-
ANTHONY HAWKSHAW	-	Nil	306,800/8,000	$96,600/-
ANDRÉS DASSO	20,000	$20,300	90,000/-	$75,100/-
STUART MOLLER	-	Nil	60,000/-	$10,700/-

At the Pan American Meeting, the Pan American Shareholders will be asked to consider and, if deemed appropriate, to approve the Option Resolution to amend the terms of the Pan American Stock Option Plan to increase the maximum number of Pan American Shares which may be issued under the Pan American Stock Option Plan to 4,846,084 Pan American Shares or such additional amount as the Pan American Shareholders may approve from time to time. See "Amendment to Pan American Stock Option Plan".

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Pan American Officers, only Anthony Hawkshaw, Pan American's Chief Financial Officer, is currently engaged under an employment contract. This contract is for an indefinite term and provides for base salary, discretionary bonus, grant of 200,000 stock options (which were granted by Pan American in 1995), four weeks vacation time and various minor perquisites. This contract also provides that in the event: (i) the current Chairman of the Board of Pan American ceases to act as a director, officer or employee of Pan American; (ii) Mr. Hawkshaw's employment with Pan American is terminated other than for cause; or (iii) more than 50% of the outstanding voting securities of Pan American are acquired by any third party (any of which being a

"Compensable Event"), Pan American will make a lump sum cash payment to Mr. Hawkshaw equal to 24 months salary.

Compensation of Directors

Each non-executive director of Pan American receives either:

(i) a US$13,000 annual cash retainer, paid quarterly, a single US$1,500 annual fee for all meetings of the Pan American Board and any committee thereof during the year and 8,000 Pan American Options, which are fully vested and with a term of five years; or

(ii) a single US$1,500 annual fee for all meetings of the Pan American Board and any committee thereof during the year and 22,000 Pan American Options, which are fully vested and with a term of five years.

Pan American also reimburses its directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.

Interest of Insiders in Material Transactions

No insider of Pan American and no associate or affiliate of any insider has or has had any material interest, direct or indirect, in any transaction since the commencement of Pan American's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect Pan American.

Management Contracts

There are no other management functions of Pan American which are, to any substantial degree, performed by a person other than the directors or senior officers of Pan American.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no director or executive officer of Pan American, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of Pan American Shares or otherwise, in any matter to be acted on at the Pan American Meeting.

Other Matters

Management of Pan American knows of no other matters which will be brought before the Pan American Meeting, other than those referred to in the Pan American Notice of Meeting. Should any other matters properly come before the Pan American Meeting, the Pan American Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

Auditors, Transfer Agent and Registrar

The auditors of Pan American are Deloitte & Touche LLP, Four Bentall Centre, 2000 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

The transfer agent and registrar for the Pan American Shares and the Pan American Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver and Toronto.

Documents Incorporated by Reference

The following documents, which have been filed by Pan American with the various securities regulatory authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec and with the SEC, are specifically incorporated by reference and form an integral part of this Circular:

- Pan American's audited financial statements for the years ended December 31, 2001, 2000 and 1999 and the Auditor's report thereon which are attached to this Circular as Appendix "I";

- Pan American's Management's Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2001 which is attached to this Circular as Appendix "K";

- Pan American's unaudited financial statements for the three months ended March 31, 2002, together with Management's Discussion and Analysis of Financial Condition and Results of Operation contained therein which are attached to this Circular as Appendix "J"; and

- Pan American's Annual Information Form for the year ended December 31, 2001 which is attached to this Circular as Appendix "Q", as corrected by "Corrections to Pan American's AIF" below.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constitutes a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Corrections to Pan American's AIF

It has come to Pan American's attention that Pan American's Annual Information Form ("AIF") for the year ended December 31, 2001, attached to this Circular as Appendix "Q", contained the following two typographical errors:

- **the table describing La Colorada Mineral Reserves on page 34 of the AIF contained a column entitled "% Gold" which instead should be entitled "Grams of Gold per Tonne"; and**

- **the table describing the Tres Cruces Resources on page 47 of the AIF contained a column entitled "Ounces of Gold per Ton" which instead should be entitled "Grams of Gold per Tonne."**

INFORMATION CONCERNING CORNER BAY

The following information concerning Corner Bay, including information incorporated by reference from the Appendices, is provided by Corner Bay. Pan American and its officers and directors have relied on such information and although Pan American has no knowledge that would indicate that any statements contained herein are untrue or incomplete, Pan American assumes no responsibility for its accuracy or completeness nor for any omission on the part of Corner Bay to disclose facts or events which may affect the accuracy of such information.

General

Corner Bay is governed by the CBCA. Corner Bay was incorporated under the *Canada Corporations Act* as Pan MacKenzie Petroleums Limited ("PMP") pursuant to Letters Patent dated January 22, 1973. On September 30, 1980, PMP was continued under the CBCA pursuant to Articles of Continuance. On December 9, 1986, the name of PMP was changed to Seabright Explorations Incorporated ("Seabright") pursuant to Articles of Amendment. On April 22, 1991, its name was changed to Corner Bay Minerals Inc. pursuant to Articles of

Amendment. On January 4, 2002, its name was changed to Corner Bay Silver Inc. pursuant to Articles of Amendment.

Corner Bay has two wholly-owned subsidiaries and a third subsidiary wholly owned by a wholly-owned subsidiary of Corner Bay:

- Pan Mackenzie Resources Inc., incorporated in the state of Delaware;
- Corner Bay Resources Inc., governed by the CBCA; and
- Minera Corner Bay S.A. de C.V., incorporated in Mexico, which is a wholly-owned Mexican subsidiary of Pan Mackenzie Resources Inc.

Corner Bay is an exploration company engaged in the acquisition, exploration and development of mineral properties in Mexico and Canada. Its principal asset is the Alamo Dorado Project in Sonora State, Mexico. Corner Bay also holds approximately 9,250 hectares of exploration properties in Sonora State, Mexico and interests in four exploration properties in the Atlantic Provinces and Quebec. The Alamo Dorado Project was a grassroots exploration discovery made by Corner Bay in 1997. Corner Bay holds an option to earn a 100% interest, with no royalties, in this project.

Corner Bay's common shares trade on the TSX under the symbol "BAY".

Corner Bay's registered office and principal business address is located at 55 University Avenue, Suite 910, Toronto, Ontario M5J 2H7. Corner Bay's website can be found at www.cornerbay.com.

History

In the past, Corner Bay operated numerous interests in mineral properties in Canada, principally in the Atlantic Provinces and Quebec. The Corner Bay Board elected in 1992 to broaden the direction of Corner Bay and management has subsequently entered into several arrangements to participate in its Canadian properties indirectly through its holding of various royalty interests.

In 1992 Corner Bay decided to begin exploratory work in Mexico. At that time Corner Bay established offices in the town of Hermosillo in Mexico and in Tucson, Arizona. Since 1992, Corner Bay's personnel have explored several mineral properties in Mexico.

Corner Bay optioned the Alamo Ocho Concession in September of 1997 and, after completing surface exploration work that identified a zone of silver and gold mineralization, began a series of drilling programs designed to determine the extent of mineralization.

In September, 2000, Corner Bay engaged an independent mining consultant, Mintec, to determine and update the mineral resources and mineral reserves at the Alamo Dorado Project. In addition, in June, 1999, Corner Bay engaged a metallurgical consultant, METCON, to assess the character of the silver and gold mineralization hosted at the Alamo Dorado Project.

During the fiscal year ended June 30, 1999, Corner Bay spent $698,268 on its properties in Mexico. During this fiscal period, virtually all the expenditures consisted of exploration work on Corner Bay's Alamo Dorado Project.

During the fiscal year ended June 30, 2000, Corner Bay spent $2,114,901 on its properties in Mexico. As was the case during Fiscal 1999, virtually all the expenditures consisted of exploration work on Corner Bay's Alamo Dorado Project.

During the fiscal year ended June 30, 2001, Corner Bay spent $1,417,679 on its properties in Mexico. As was the case during the 2000 fiscal year, virtually all the expenditures consisted of exploration work on Corner Bay's Alamo Dorado Project.

A prefeasability study on the Alamo Dorado Project dated September 2000, was prepared for Corner Bay by Mintec.

A report dated October 2000 was also prepared for Corner Bay by METCON to assess the leaching characteristics of any possible silver/gold mineralization at the Alamo Dorado Project.

In 2001, Corner Bay contracted AMEC E&C Services, Inc., an independent engineering consulting firm, to provide a feasibility study on the Alamo Dorado Project. The purpose of the Alamo Dorado Feasibility Study was to determine if the project could support project financing and result in an acceptable return on investment. The study contemplates development of a heap leach mine on the Alamo Ocho Concession operating at a crushing rate of 4.5 million tonnes per year or approximately 12,500 tonnes per day. At this design rate, the Alamo Dorado Project is expected to produce an average of 6.0 million ounces of silver and 29,000 ounces of gold per year or 7.9 million ounces of silver equivalent over the eight-year mine life and 11-year project life.

Prior to entering into the Arrangement Agreement with Pan American, Corner Bay had planned to independently develop the Alamo Dorado Project as an open pit-heap leach project with a Merrill Crowe processing plant. Corner Bay planned to begin construction immediately upon completion of environmental permitting and project financing. The planned start of detailed engineering was to have been January 2003 with commercial production forecast for the third quarter of 2004.

Properties

Alamo Dorado Project

Location, Access and Ownership

The Alamo Dorado Project is located 67 kilometres southeast of the town of Alamos, Sonora, near the border with the State of Sinaloa in northwest Mexico at latitude 26 degrees 44 minutes 44.2 seconds North and longitude 108 degrees 40 minutes 00.7 seconds West.

The Alamo Dorado Project can be accessed from the United States via toll highway 15 which is a well-maintained, four-lane, paved road that starts at the border town of Nogales, Sonora. The project is 67 kilometres southeast of Alamos on a well-maintained gravel road. Major airports in the state of Sonora are located in Hermosillo in the central sector of the state, and Ciudad Obregon to the south. The airport at Ciudad Obregon is approximately 75 kilometres north of Navojoa.

The Alamo Dorado Project consists of two concessions, the Alamo Ocho Concession and the Alamo Dorado Concession, covering a total area of 5,369 hectares. The Alamo Ocho Concession, comprising 504 hectares, was optioned from Alfredo Duran Viramontes and Roberto Duran Viramontes under the terms of an agreement dated September 2, 1997, and subsequently amended, whereby Minera can earn a 100% interest (with no residual royalties) in the concession by making a series of semi-annual payments that will total US$800,000 of which US$425,000 has been paid to date. An agreement has been reached to outright purchase the Alamo Ocho Concession for a balance payment of US$300,000 which has been paid. An exploration concession for the Alamo Ocho Concession was granted on December 13, 1993 and Corner Bay has made an application for an exploitation concession to be granted in respect of this property. An exploration concession for the Alamo Dorado Concession was granted on May 27, 1998 and expires on May 26, 2004.

Concessions in Mexico

In accordance with the Mexican constitution, the subsoil and minerals found therein are the inalienable property of the nation. All mining activity requires a concession from the federal government. A new mining law liberalizing the mining industry was enacted and became effective on September 25, 1992. Under this law, the exploration concessions will be granted for a non-extendable six-year period. Exploitation concessions have a 50-year term and are renewable for another 50-year term with a five-year prior notice. However no concession will be granted within areas that have been incorporated into the National Mining Reserves.

History

Prior to Corner Bay optioning the Alamo Ocho Concession in 1997, there is no record of any modern exploration conducted on the Alamo Dorado Project nor are there any records of production, although there is evidence of a few old adits in the general area. All recorded drilling at the property has been conducted by Corner Bay since it optioned the property.

Geology and Mineralization

The Alamo Dorado Project, as presently known, occurs within a package of metamorphosed rocks ranging from Cretaceous to Paleozoic in age. These metamorphosed rocks occur as roof pendants resting on an extensive, relatively younger igneous rock (approximately 62 million years old) known as the Sonoran batholith. The composition of the rocks making up this batholith ranges from granodiorite to quartz monzonite, and is devoid of precious and base metals mineralization.

Preliminary conclusions of a recent geologic mapping program suggest that the original rocks may have had a volcanic origin. The host rocks are dominantly tuffs and porphyritic rocks which underwent a metamorphic event. Intrusion of the Sonoran batholith has further fractured, dislocated and faulted these metamorphosed rocks; however, their original metamorphic (quasi-sedimentary) fabrics, which in the deposit area have a generalized strike to the north and a moderate dip (35-37 degrees) to the west, are still evident.

The principal zone of silver and gold mineralization is observed at surface occurring as a 30-50 metre wide zone of oxidized, rusty and fractured rocks described in the field by Corner Bay's geologists as gneisses and schists, both metamorphic grade rocks (altered from their original state). The surface occurrence on the ridge crest is subject to talus cover on the eastern flank of the ridge where it outcrops. Progressive drill programs have now shown the mineralized zone extends up to several hundred metres in width. The average length of drill hole has been approximately 250 metres. The mineralized body is currently defined to be approximately 500 metres in length, with an average width of approximately 150 metres. The mineralization has been drilled to a depth of approximately 250 metres. Drilling has traced the zone of mineralization for 600 metres from drill section 400 South to 200 North along the north-south drill grid. Several drill sections in the latest 2000 drill campaign were oriented northeast-southwest at the mineralized zone's northern extent to better intersect the mineralization in this area where the zone trends to the northwest.

A number of major faults have been observed in the area; however, in the central mineralized area, no major faults appear to have affected the distribution of mineralization. Furthermore, it has been observed that, in general, the areal limits of mineralization may not be structurally controlled. The eastern edge of the deposit, however, is limited by a steep feature, which could be either a high-angle fault trending to the north-northwest, or the results of strong silicification of the rocks making up the cliffs in this sector of the deposit.

The dominant hydrothermal alteration in the metamorphic rocks, which has been enhanced by supergene effects and weathering, is argillic with an intense association of hematite. Hematite is abundant, giving the metamorphic rocks a reddish coloring; the Cerro Colorado (Red Hill) ridge is a result of this phenomenon. Classic hydrothermal alteration is evident by the presence of quartz-sericite and silicification.

Silicification is pervasive on the eastern cliffs of the Cerro Colorado ridge. The batholithic rocks are essentially unaltered and barren.

Environmental Regulations in Mexico

The Ministry of Social Development and the Ministry of Agriculture and Water Resources are mainly responsible for the protection and preservation of the environment in Mexico. A number of permits and authorizations with regard to environmental protection are required for mining and exploration-related activities. The authorization of the Ministry of Social Development is required for all major exploration activities. Some of the permits required for mining and plant operation are: water discharge permit, operating permit, water well usage permit, land use permit, explosives permit, and hazardous materials handling permit. In addition, there are regulations concerning noise, gas and dust emission, dumps, oil and fuel storage, and electrical transformers.

Environmental Permitting Requirements

Mexican environmental regulations addressing permitting and operation of mines have been subject to significant changes in the last few years. The General Law on Ecological Equilibrium and Protection of the Environment requires certain types of projects, including mining operations, to complete an Environmental Impact Statement, if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations. This is to ensure that the project impacts will be in compliance with principal environmental regulations, including these for prevention of water and air pollution, noise limits, hazardous waste use and transport.

Corner Bay holds all necessary permits for its current activities, but must obtain, on a timely basis, permits for work planned for the future development of, and production from, the Alamo Dorado Project. There is no guarantee that such permits will be issued.

Corner Bay has met with Mexican state and federal officials to review the process of permitting a commercial mine at the property. The steps and schedule indicated are straightforward and several precedent operations have been built in Sonora in recent years. Examples of those operations are: Campbell Resources Inc.'s "San Gertrudis Mine", Geomaque Explorations Ltd.'s "San Francisco Mine", Hecla Mining Company's "La Choya Mine" and Eldorado Gold Corporation's "La Colorada Mine".

Alamo Dorado Feasibility Study

AMEC E&C Services, Inc. was contracted in 2001 by Corner Bay, to provide a feasibility study for Corner Bay's Alamo Dorado Project located in Sonora, Mexico. The purpose of this study was to determine if the project could support project financing and result in an acceptable return on investment for Corner Bay. Corner Bay believes that the Alamo Dorado Feasibility Study confirms that the Alamo Dorado Project could support project financing.

The Alamo Dorado Project is a greenfield project with no existing infrastructure or equipment. The basis for the Alamo Dorado Feasibility Study is utilizing a combination of new and used equipment, a mining contractor, and owner operated crushing, leaching, and processing facilities. The reserves planned for mining are currently estimated at 35.5 million tonnes averaging 68 gpt silver and 0.26 gpt gold, for a contained metal total of 77 million ounces of silver and 297 thousand ounces of gold or a silver equivalent calculated at 65:1 silver:gold of 96.5 million ounces. This is based on US$4.60 silver per ounce and US$300 gold per ounce. The project design crushing rate is 4.5 million tonnes per year or approximately 12,500 tonnes per day. At this design rate the project is expected to produce an average of 6.0 million ounces of silver and 29,000 ounces of gold per year or 7.9 million ounces of silver equivalent over the eight-year mine life and 11-year project life.

Direct total cash costs are estimated at US$3.25 per ounce silver equivalent and total costs including taxes, capital, and 10% employee profit sharing amount to US$4.13 per ounce silver equivalent. The life of mine waste to ore stripping ratio is currently anticipated at 1.08:1. Capital costs for the project are estimated at US$45.1 million. Silver production is higher in the first three years of production with peak production in year three. The product will be silver – gold dore, which will be shipped to a precious metal refiner for final processing and sale.

Corner Bay supplied key portions of the supporting data for the Alamo Dorado Feasibility Study through its independent consultants, METCON (metallurgical testing and report of results), Mintec (ore reserve modelling and report), Agauyo Consultoria Ambiental (environmental permitting information), and C.J Grieg (regional geological data).

Mineable Reserves

Corner Bay's Qualified Person, Mintec, provided the mineable reserves for the Alamo Dorado Project. AMEC reviewed the assay data, geology model, resources model and the resulting reserve statement and found the work to be acceptable for use in the Alamo Dorado Feasibility Study. A detailed audit of mineable reserves has not been conducted by AMEC. AMEC wrote a Quality Assurance/Quality Control Report for the Alamo Dorado Feasibility Study and a review of the assay data resulted in some minor adjustment to drill intervals due to indicators of possible down-hole contamination. Mintec modeled both data sets and reported that the adjusted assay intervals reduced the silver in the model by less than 3%. The adjusted data set is the basis for the reserves in the Alamo Dorado Feasibility Study and Mintec's work.

For the purposes of the Alamo Dorado Feasibility Study, the assumptions used to calculate the reserve and resource were a silver price of US$4.60 per ounce and a gold price of US$300 per ounce. According to Mintec the reserve and resource are calculated and presented to meet *National Instrument 43-101, Standards of Disclosure for Mineral Projects*. Reserve and resource calculations are exclusive of each other and are as follows:

Class	Tonnes (x1000)	Contained oz AgEq(1)(x1000)	Grade AgEq(1)(gpt)	Contained oz Ag (x1000)	Grade Ag (gpt)	Contained oz Au (x1000)	Grade Au (gpt)
Reserve							
Proven	23,360		86		71		0.27
Probable	12,144		76		60		0.24
Total	35,504	96,405	84	77,165	67	296	0.26
Resource							
Measured & Indicated	7,296		54		42		0.17
Total	7,296	12,452		9,852		40	

Notes:

(1) Assumes US$4.60 silver per ounce and US$300 gold per ounce (65:1 silver to gold ratio).

Mining

The mine plan used in the Alamo Dorado Feasibility Study was prepared by Corner Bay and Mintec. The plan is based on a May 2002 technical report, pit designs and mining schedule prepared by Mintec. The mine plan is based on moving approximately 12,500 ore tonnes per day over a planning period of 350 operating days per year. This equates to a target of 4.5 million tonnes per year of reserve being mined and crushed. In early periods, lower grade ore is stockpiled for processing in the final years of the mine life. Mining of the waste block is scheduled to allow the annual ore production to be achieved and to provide minimal fluctuations in mining weights between periods. It was proposed that mining operations will be conducted through a mining contractor with management by Corner Bay. Corner Bay would be responsible for all technical aspects of the mining operation, including, pit surveying, ore control, short and long term planning and other technical support.

The following is an annualized mine schedule of ore and waste:

Summary of Scheduling Results – Heap Leach Feed by Period

Period Year	Feed Tonnes X 1000	AgEq (gpt)	Ag (gpt)	Au (gpt)	Waste Tonnes X 1000	Total Tonnes X 1000	Strip Ratio
1	-	-	-	-	1784	3000	
2	5716	76.90	60.94	0.24	4215	9089	1.02:1.0
3	4500	116.70	98.44	0.28	2557	7332	0.63:1.0
4	4500	130.04	110.84	0.29	4054	9000	1.00:1.0
5	4500	80.56	62.86	0.27	6359	10859	1.41:1.0
6	4500	70.59	60.05	0.16	6453	10953	1.43:1.0
7	4500	63.48	50.78	0.19	7823	12323	1.74:1.0
8	4500	72.81	51.65	0.32	4074	8574	0.91:1.0
9	2788	56.47	34.57	0.33	967	3627	0.5:1.0
Total	35,504	84.52	67.61	0.26	38,287	73,792	1.08:1.0

Metallurgy

The primary metallurgical testing program for the Alamo Dorado Project was developed under the direction of Corner Bay in consultation with METCON. AMEC reviewed the methods and results obtained and as a result directed additional supplemental column and bottle roll testing during the course of the Alamo Dorado Feasibility Study.

AMEC also worked closely with the geological team, primarily Corner Bay and Mintec to develop a geo-metallurgical understanding of the significant features of the Alamo Dorado Project that can influence the metallurgical performance results. This effort has resulted in a significant evolution in the understanding of the deposit.

The finalized leaching design criteria recommended for the leach material is:

- Nominal crush size (P_{80}) of minus ¼ inch crushed material;
- Material is not agglomerated directly, but is agglomerated to a certain degree indirectly via conveyor transfer. Testing has shown this is not expected to affect performance;
- Preconditioning with 1.0 kg cyanide and 1.12 kg CaO per tonne of leach material applied during the conveying operation to effect mixing and a more even distribution; and
- Leaching with cyanide solution (1 kg cyanide per tonne) at 0.2 liters/minute/metre^2 of leaching area.

Two metallurgically significant areas or zones have been defined through a combination of variability bottle roll testing and applied geological interpretation. These zones have been related to the metallurgical testing information to produce recovery and consumable estimates for the commercial heap leaching operations anticipated. Gold recoveries are estimated to be 71% in both zones.

The more intensely oxidized and silicified supergene material in the epithermal core zone of the deposit was determined to be one geo-metallurgical zone (Zone 1) of significance. The core of the system is pipe-like at depth at the contact with the granodiorite, and widens laterally, or "mushrooms" upwards. This zone comprises 51 percent of the total leachable tonnes (75 percent of the first three years of production) and 56 percent of the projected heap leach contained silver. Based on column testing of core sample composites for this material, the average silver recovery from heap leaching is expected to be 71 percent distributed over three years. This accounts for 65 percent of the recoverable silver in the mine plan leach tonnes.

The lesser oxidized/silicified supergene material, in the areas north and south of and below the epithermal core of the deposit, was determined to be a second geometallurgical zone (Zone 2) of significance. This second zone comprises 49 percent of the total leachable tonnes (25 percent of the first three years of production) and 44 percent of the projected heap leach contained silver. Based on column testing of core sample composites for this material, the average silver recovery from heap leaching is expected to be much lower at 51 percent distributed over three years. This accounts for 35 percent of the recoverable silver in the mine plan leach tonnes.

Heap Leach Facility

AMEC carried out a geotechnical evaluation and basic level design for the heap leach facility. AMEC also carried out a site selection study, a preliminary geotechnical evaluation of the preferred leach pad site that included site reconnaissance, geotechnical investigation, laboratory testing and evaluation of the results for the purpose of design of the heap leach facilities for use in mine planning and project permitting.

The design consists of an integrated facility consisting of two phases with nine internal cells with a width of 85 metres spaced uniformly across the pad. The initial construction will consist of Phase 1 with a design storage capacity of 13.5 million tonnes. Phase 1 will achieve the required storage capacity stacked to approximately six lifts (36 metres in height). Phase 1 covers an area of approximately 374,150 square metres and Phase 2 covers an area of 227,900 square metres. The ultimate design capacity of the heap leach facility is for storage of 36 million tonnes.

Three ponds will be constructed adjacent to the southwest corner of the Phase 1 facility that will serve both phases of the facility. The pond system consists of two process solution ponds (a pregnant solution pond and an intermediate solution pond), and an emergency storm pond. The two process solution ponds will be double lined with a geomembrane and will have leak detection, collection and monitoring systems. Pregnant solution will be pumped to the adjacent process facility while intermediate solution will be returned to the heap for enrichment (secondary leaching). The emergency storm pond will be single-lined with provision made to pump solution back to the process.

Crushing, Conveying and Stacking

The proposed crushing, conveying and stacking system for the Alamo Dorado Project consists of all equipment required to receive ore from the mine and place it on the heap leach pad. The system is designed to produce a crushed product size of P_{80} minus 6.4 mm (1/4 inch) and convey and stack the material on the heap leach pad in 6-metre lifts. The feed for the crushing system was based on standard Run-of–Mine tables since no Run-of-Mine material was available for gradation analysis. This complete system is designed to process approximately 12,500 tonnes per day including regularly scheduled maintenance.

During the course of the Alamo Dorado Feasibility Study, two used equipment opportunities were identified which were evaluated by AMEC. The Briggs Mine Crushing Plant, located in California and owned by Canyon Resources Corporation, was found to provide significant synergy and opportunity for the Alamo Dorado Project. The plant was inspected, the flow sheet modified for increased rates, and capital and operating costs were developed, all of which supported the incorporation of the Briggs Mine Crushing Plant. Based on this work and a recommendation by AMEC, on June 14, 2002, Corner Bay purchased the Briggs Mine Crushing Plant for US$250,000 and 850,000 Corner Bay Shares.

Process Plant

The proposed process plant will recover silver and gold from leach solution to produce dore. The precious metals will be recovered from the pregnant solution in a typical Merrill-Crowe zinc precipitation circuit. The precipitate will be mixed with fluxes and will be added to a 150 kilowatt, 500 kilogram steel-capacity electric furnace. At the end of the melt in the furnace, 1000 ounce dore bars will be poured. Dore will be cleaned, weighed, sampled and stored in a vault awaiting shipment to an independent outside refinery.

The major unit processes include:

- Solution application to the heap;
- Merrill-Crowe circuit to recover silver and gold;
- Acid treatment of zinc precipitated to remove leached metals including copper, zinc, selenium and cadmium;
- Neutralization of leach solution; and
- Refining of leach residue to produce silver-gold ore.

The process plant is designed based on a 4,500,000 tonnes per year heap leach facility and will process 908 cubic metres per hour of pregnant leach solution. At the planned throughput rate, the plant will produce 1,940 kilograms per day of zinc precipitate.

Environmental Permitting

The environmental permitting work for the Alamo Dorado Feasibility Study was provided by Corner Bay in conjunction with Agauyo Consultoria Ambiental, Corner Bay's environmental consultant and coordinator. AMEC has reviewed the Environmental Impact Statement (MIA), submitted by Corner Bay to the Mexican Secretary for Environmental and Natural Resources (SEMARNAT) to identify potential major deficiencies and for appropriateness for permitting the Alamo Dorado Project. Environmental impacts culminating from the development of the mine are greatly outweighed by the overall benefits. A finding of no significant impact was recommended in the impact statement/permitting document. Corner Bay anticipates that all permits will be in place this year to allow construction to begin as scheduled in early 2003.

Land and Water Rights

The land agreements, mining concessions and water rights have been directed solely by Corner Bay and have not been reviewed in detail by AMEC for the Alamo Dorado Feasibility Study. Corner Bay has executed local land agreements with several individuals and *ejidos* (agricultural cooperatives in Mexico) in the mine site area. Corner Bay has requested water rights from the Mexican federal agency ("CNA"). Corner Bay received a formal response that confirmed that no new rights could be granted at the nearby Hidalgo Dam, but CNA would support the proposal and assist Corner Bay in obtaining water rights from existing users that are not using their allocated amounts. In a tradeoff study completed by AMEC it was determined that constructing a water pipeline from the Hidalgo Dam was more reliable and cost effective than producing water from onsite production wells. Corner Bay's timetable anticipates all rights being obtained in 2002 prior to the securing of project financing and the start of construction.

Operating Costs

The Alamo Dorado Feasibility Study estimates average operating expenditures to be US$24.4 million dollars per year. Direct cash costs are estimated to be US$3.25 per ounce silver equivalent and on a per tonne basis to be US$5.68. The total estimated site operating cost (operating, capital, taxes and 10% employee profit sharing) is US$4.13 per ounce silver equivalent produced, or US$6.97 per tonne processed at a throughput rate of 4.5 million tonnes per year. Estimated operating costs do not include a contingency allowance or sustaining capital although the Financial Overview does.

Summary of Direct Cash Costs (Life of Mine)

Area	Cost/oz (US$/AgEq.oz)	Cost/tonne (US$/per tonne)
Mining (ore & waste)	1.06	1.85
Crushing, Conveying & Stacking	0.65	1.13
Process and Heap Leach	1.20	2.10
General Administration and Environmental	0.19	0.34
Sub-Total-Site Operating Cost	3.10	5.42
Refining, Treatment, Transport & Insurance	0.15	0.26
Total Operating Cash Cost	3.25	5.68

Project Capital Costs

The AMEC estimated cost to construct, install and commission the facilities described in the Alamo Dorado Feasibility Study is US$45.1 million. This amount covers the direct field costs of executing the project, plus owner's costs and indirect costs associated with design, construction and commissioning. The estimate is based on utilizing Corner Bay's existing crushing plant, which was purchased on June 14, 2002 from Canyon Resources Corporation. The US$2,510,000 purchase cost for the Briggs Mine Crushing Plant has been excluded from the estimate and is considered to be a sunk cost. The estimated project capital costs by major area are as follows:

Summary of Capital Costs

Area	Total (US$000s)
Mine	6,824
Site General	540
Crushing and Conveying	6,610
Heap Leach	5,594
Process Plant	3,944
Water System	1,891
Electrical System	4,927
Ancillary Facilities	1,558
Total Direct	31,888
Project Indirects	5,814
Owner's Indirects	2,099
Total Indirects	7,913
Contingency	5,309
Total	45,110

Working Capital is calculated as a percentage of operating supplies in the financial model. The initial working capital required is US$3,800,000 in the pre-production period and the balance peaks in the third year at US$5,000,000.

Financial Overview

The Alamo Dorado Project was analyzed assuming 100 percent equity financing using a discounted cash-flow approach starting in the second quarter of 2002. In addition, a 70:30 debt to equity ratio was also reviewed as an alternative for project financing. Mintec's reserve was calculated using metal prices of US$4.60 silver per ounce and US$300 gold per ounce to produce a conservative mine plan for project financing. The base case metal prices for the Alamo Dorado Feasibility Study financial overview of the Alamo Dorado Project are US$5 per ounce of silver and US$325 per ounce of gold. Projections for annual revenues and costs are based on data developed for the mine plan, leach and process plant production, capital expenditures and operating costs. The estimated project cash-flows were used to determine the pre-tax and after-tax internal rate of return (IRR) for each of the two cases considered.

The results of the 100% equity base case analysis yield a pre-tax IRR of 30 percent and an after-tax IRR of 17.3 percent. The results of the analysis with a 70:30 debt equity ratio at 5.5 % interest with debt being repaid in four years indicates a pre-tax IRR of 57 percent and an after-tax IRR of 33 percent. The 100% equity base case scenario has a projected payback period of approximately 2.8 years.

Sensitivity Analysis

The effects of changes to gold and silver prices, capital cost and operating costs were examined. Changes in silver and operating costs are more sensitive while changes in gold prices and capital costs appear less sensitive with respect to project economics.

Base Case Sensitivity Analysis

		-20%	-10%	0%	+10%	+20%
NPV	($'s millions)					
	Capital Cost	25.6	22.4	19.1	15.7	12.3
	Operating Cost	37.2	28.3	19.1	7.7	<3.8>
	Gold Price	10.7	15.0	19.1	22.8	26.2
	Silver Price	<7.6>	5.9	19.1	30.6	41.6
IRR	(percent)					
	Capital Cost	24.9	20.8	17.3	14.4	11.8
	Operating Cost	27.2	22.5	17.3	10.5	1.7
	Gold Price	12.5	15.0	17.3	19.4	21.2
	Silver Price	<1.5>	9.1	17.3	23.8	29.8

Sensitivity of NPV ($000's)



50000
40000
30000
20000
10000
0
-10000
-20000
NPV (5%)
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Capital Cost
Operating Cost
Gold Price
Silver Price

Change from Base Case

Project Opportunities, Risks and Recommendations

AMEC identified a number of opportunities and risks and made several recommendations in the Alamo Dorado Feasibility Study. The major opportunities, risks and recommendations identified or made by AMEC were as follows:

Environmental

The Environmental and Permitting area is more a control of risks as opposed to opportunities. The environmental impact study and other permit documents are pending review and approval by regulators in Mexico. AMEC notes that several areas of risk are identified in the current environmental impact study and water rights documents.

Land and Water Rights

Corner Bay has advanced the land use rights and water rights process significantly over the course of the Alamo Dorado Feasibility Study. These two issues can pose a significant risk to the Alamo Dorado Project.

AMEC expects that Corner Bay will likely obtain the water rights for use in the Alamo Dorado Project. However, there is risk associated with the cost and timing assumed for the study. AMEC has advised Corner Bay that project financing may not be successful until the land registrations and water rights agreements are concluded.

Other Properties

Corner Bay holds royalty interests in four other Canadian exploration and development properties in the Atlantic provinces and Quebec described below:

Moose River Gold Property, Nova Scotia

The Moose River Gold Property in north central Nova Scotia was optioned to an arms-length private company in 1996. Under the terms of a modified agreement, the optionee can earn a 100% interest by making cash payments totalling Cdn$100,000, which has been paid, and completing exploration expenditures of Cdn $750,000, of which Cdn$530,000 has been spent and the balance deferred for a fee of Cdn$1,500 per quarter paid to Corner Bay. Once the private company has earned its interest, Corner Bay will receive a 3% net smelter royalty on all gold produced on the property. This agreement provides for yearly pre-production royalty payments of Cdn $25,000.

Tetagouche Lake Property, New Brunswick

Corner Bay (53%) and Roycefield Resources Ltd. (47%) retain a 2.5% net smelter royalty on production from the Tetagouche Lake Property, New Brunswick. The property consists of 87 claims located to the east of the Caribou Mine and is owned 100% by Teck Cominco Limited.

Dufferin Mines Property, Nova Scotia

By agreements with Corner Bay, Dufferin Resources Inc. has earned a 100% interest in the Dufferin Mines property. The terms of the agreements provide Corner Bay with a 3% net smelter royalty to be prepaid at a minimum annual rate of $10,000 per year. Dufferin Resources Inc. is working with a mining contractor to place the property into production. The agreements provide for Dufferin Resources Inc. to indemnify Corner Bay from any environmental or other damage as a result of activities at the property.

Chibougamau Copper Projects, Quebec

Under a February 1998 agreement, Corner Bay sold its 70% interest and SOQUEM sold its 30% interest in the Group One property located near Chibougamau, Quebec to MSV Resources Inc. Corner Bay and SOQUEM (70:30) retain a 2% net smelter royalty for any minerals mined from the property after production of 750,000 tonnes.

On the Corner Bay Group One "Outer Block" Property, also in Chibougamau, joint venture partner SOQUEM has earned a 50% interest by completing $1 million of exploration expenditures. Corner Bay does not intend to spend any additional funds on this property.

The remaining carrying value of the Chibougamau properties was written off in the fiscal year ended June 30, 2000.

Share Capital

Corner Bay's authorized capital consists of an unlimited number of common shares. As of August 1, 2002, 19,536,109 Corner Bay Shares were issued and outstanding and 1,280,000 Corner Bay Shares were reserved for future issuance pursuant to outstanding options.

Corner Bay Shareholders are entitled to one vote per Corner Bay Share at all meetings of shareholders, to receive dividends as and when declared by the Corner Bay Board and to receive a *pro rata* share of the assets of Corner Bay available for distribution to Corner Bay Shareholders in the event of the liquidation, dissolution or winding-up of Corner Bay. There are no pre-emptive, conversion or redemption rights attached to the Corner Bay Shares.

Selected Consolidated Financial Information

The following table presents selected consolidated financial information of Corner Bay as at and for the nine months ended March 31, 2002 and 2001 and as at and for the years ended June 30, 2001, 2000 and 1999. This table should be read in conjunction with the consolidated financial statements of Corner Bay set out in Appendices "L" and "M" and Management's Discussion and Analysis of Financial Condition and Results of Operations set out in Appendix "N".

	Nine Months Ended March 31, (unaudited)		Year Ended June 31, (audited)		
	2002	2001	2001	2000	1999
			(Cdn dollars)		
Revenue	$ 262,539	$ 159,952	$ 224,974	$ 113,511	$ 93,796
Operating income (loss)	(760,065)	(482,083)	(1,067,871)	(1,523,458)	(592,670)
Operating income (loss) per share	(0.05)	(0.03)	(0.08)	(0.14)	(0.07)
Net income (loss)	(760,065)	(482,083)	(1,067,871)	(1,523,458)	(592,670)
Net income (loss) per share	(0.05)	(0.03)	(0.08)	(0.14)	(0.07)
Cash and short-term investments	6,588,014	4,448,595	4,022,422	929,152	659,001
Total assets	13,728,934	9,244,114	8,948,018	4,876,548	3,674,128
Total long-term financial liabilities	Nil	Nil	Nil	Nil	Nil
Total shareholder's equity	13,411,090	9,133,787	8,560,055	4,589,529	3,613,596

Directors, Senior Officer and Employees

The names and municipalities of residence of the persons who are directors and senior officers of Corner Bay and their principal occupations are as follows:

Name and Municipality of Residence	Office with Corner Bay	Principal Occupation
PETER MORDAUNT .... Tuscon, Arizona	Chairman of the Board, President and Director	Chairman of the Board and President of Corner Bay
STEVEN S. BRUNELLE[1] .... Acton, Ontario	Vice-President, Corporate Secretary and Director	Vice-President and Corporate Secretary of Corner Bay
J. TERRENCE FLANAGAN[1] [2] .... Toronto, Ontario	Director	Chairman of Chesbar Resources Inc. (a mining company)
FRANK J. NOLAN .... Halifax, Nova Scotia	Director	President of Petro Drilling Company Ltd. (a drilling services company)
DONALD J. WORTH[1] [2] .... Willowdale, Ontario	Director	Retired Professional Engineer
MICHEL BLOUIN[2] .... Westmount, Quebec	Director	Partner of Lavery, de Billy (a law firm)
EDWARD J. BADIDA .... Toronto, Ontario	Vice-President, Finance	Vice-President, Finance of Corner Bay
WILLIAM A. FAUST .... Albuquerque, New Mexico	Vice-President, Operations	Vice-President, Operations of Corner Bay
MARGARET REED .... Oakville, Ontario	Assistant Secretary	Assistant Secretary of Corner Bay

Notes:

(1) Member of the Audit Committee of the Corner Bay Board.
(2) Member of the Compensation Committee of the Corner Bay Board.

Each director of Corner Bay will hold office until the next annual meeting of Corner Bay Shareholders or until a successor is elected or appointed. The responsibility of the Audit Committee of the Corner Bay Board is to review the annual and quarterly consolidated financial statements of Corner Bay and to make recommendations to the Corner Bay Board with respect to the same. The Corner Bay Board does not have an Executive Committee.

Biographies

Each of the directors and senior officers of Corner Bay has been engaged for more than five years in his or her present principal occupation, except as set forth below.

Set out below are brief profiles of each of the directors and senior officers of Corner Bay.

Peter Mordaunt is a geologist with 20 years experience in mineral exploration. He has held executive positions with several junior resource companies over his career. Mr. Mordaunt was appointed Chairman of Corner Bay in October 2000, having previously been President since 1994. He has been a director of Corner Bay since 1993. Mr. Mordaunt also serves as a director of Boulder Mining Corp.

Steven S. Brunelle is a geologist with over 20 years experience in the mineral exploration business. Mr. Brunelle has been a director of Corner Bay since 1996 and has been a Vice-President since 1991. Mr. Brunelle serves as an officer and director of several other junior resource companies. These companies and his respective positions are: Windarra Minerals Limited – Director; Poseidon Minerals Limited – President and Director; and Westward Explorations Ltd. – Director.

J. Terrence Flanagan is one of the founders of Corner Bay. He has been a director since 1991 and was Corner Bay's Chairman and President prior to Mr. Mordaunt. Mr. Flanagan has been involved in the mineral exploration business throughout his 51 year career, directing the business of several public resource companies as an officer and director. He is the Chairman of Chesbar Resources Inc., a TSX listed company. Mr. Flanagan also serves as a director of Boulder Mining Corporation.

Frank J. Nolan is the President of Petro Drilling Company Limited, a private company offering drilling services to mining companies. He has been a director of Corner Bay since 1991.

Donald J. Worth is a Mining Engineer with 51 years experience in the mining industry. He holds the designation of Professional Mining Engineer. He recently retired from the Canadian Imperial Bank of Commerce where he was a Vice-President. Mr. Worth also serves as an officer and director of several other junior public companies. These companies and his respective positions are: Labrador Iron Ore Royalty Income Fund – Trustee; Cornerstone Capital Resources Inc. – Director; Royal Gold, Inc. – Director; Sentry Select Capital Corp. – Director; and Tiomin Resources Inc. – Director;

Michel Blouin is a partner with the law firm of Lavery, de Billy in Montreal, Quebec. He has been practicing law since 1965, focusing on the mining sector of the securities industry. He has acted as Corner Bay's general counsel and legal advisor for the past several years. He is a director of the following public companies: Campbell Resources Inc., Melkior Resources Inc., Jilbey Enterprises Ltd. and Slam Exploration Ltd.

Edward J. Badida is a Canadian Chartered Accountant and has been involved in the mineral exploration business since 1986. Mr. Badida joined Corner Bay on September 1, 2001. Mr. Badida's experience in financial management extends over 35 years in the resource and high technology sectors and with PricewaterhouseCoopers, an international accounting firm. His expertise includes corporate finance, tax planning, treasury, and financial management as related to operating mines. Mr. Badida also serves as an officer and director of several other junior public companies. These companies and his respective positions are: Exall Resources – Chief Financial Officer and Director; Verena Minerals Corporation – Treasurer and CFO; MSA Capital Corp. – Director and CFO; and Landlore Resources Inc. – Director.

William A. Faust is a professional engineer with degrees in Civil and Mining Engineering. He has also completed an MBA. Mr. Faust has over 20 years of diverse engineering and business experience. He has specialized skills in open pit, heap leach mine planning, development and construction. Mr. Faust has been in charge of operating precious metal mines including operations in Sonora, Mexico. Mr. Faust joined Corner Bay on March 1, 2001. Prior to joining Corner Bay, Mr. Faust served as Vice-President, Mexico for Eldorado Gold Corporation, where he managed Mexican operations for three years, including the La Colorada Mine in Sonora, Mexico. He previously worked as the corporate manager of engineering for Santa Fe Pacific Gold Corporation in project evaluation and development roles after serving as Mine Manager at the Twin Creeks Mine in Nevada. Prior to that, he worked for Gold Fields Mining Company as Mine Operations Manager at the Chimney Creek Mine in Nevada.

Margaret Reed is an executive secretary with 30 years related experience. She was the Corporate Secretary of the Company from 1996 to 2001.

No director, officer or promoter of Corner Bay is, or within the ten years prior to the date of this Circular has been, a director, officer or promoter of any issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemptions for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Employees

Corner Bay currently has eight employees, one of which is located in Tucson, Arizona, four of which are located in Toronto, Ontario and three of which are located at Hermosillo, Mexico.

Executive Compensation

Summary Compensation Table

The following table sets forth a summary of the total compensation paid to, or earned by, Corner Bay's Chairman and President and the four other most highly paid executive officers of Corner Bay and its subsidiaries (each a "Named Corner Bay Officer") during the three most recently completed financial years.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation (Cdn$) Salary	Bonus	Other Annual Compensation	Long-Term Compensation Number of Common Shares Under Option Granted	All Other Compensation
PETER MORDAUNT	2001	US $78,000	US $40,000	N/A	Nil	N/A
Chairman of the Board,	2000	US $78,000	--	N/A	130,000	N/A
President and Director	1999	US $78,000	--	N/A	700,000	N/A
J. TERRENCE FLANAGAN	2001	--	--	$8,700	Nil	N/A
Director and	2000	--	--	$8,750	320,000	N/A
Former Chairman	1999	--	--	$9,030	80,000	N/A
STEVEN S. BRUNELLE	2001	--	$25,000	$65,875	Nil	N/A
Vice-President,	2000	--	--	$53,000	150,000	N/A
Corporate Secretary and Director	1999	--	--	$32,000	200,000	N/A
GEORGE A. BROWN	2001	--	--	$38,396	Nil	N/A
Treasurer	2000	--	--	$32,089	30,000	N/A
	1999	--	--	$26,787	75,000	N/A
WILLIAM A. FAUST	2001	US $40,000	--	N/A	100,000	N/A
Vice-President,	2000		--	--	--	--
Operations	1999		--	--	--	--

Long-Term Incentive Plan

Corner Bay does not have a long-term incentive plan for its executive officers.

Stock Options

On November 1, 1995, Corner Bay Shareholders adopted a resolution approving the creation of the Corner Bay Stock Option Plan in favour of directors, employees and consultants to Corner Bay (collectively, the "Eligible Persons"). Pursuant to the plan and subsequent resolutions passed by shareholders, Corner Bay may grant options to Eligible Persons for a maximum of 4,400,000 Corner Bay Shares, at a price to be determined by its board of directors. Such price shall not be lower than the market price in accordance with the rules set forth by the regulatory authorities having jurisdiction over the securities of Corner Bay. The purpose of the Corner Bay Stock Option Plan is to attract and motivate Eligible Persons by offering them the opportunity to acquire an equity interest in Corner Bay through the purchase of Corner Bay Shares under the Corner Bay Stock Option Plan.

Each issued Corner Bay Option held by directors, officers, employees or service providers of Corner Bay, other than Corner Bay Options held by the Optionees (as defined below), will be terminated in accordance with the terms of Option Termination Agreements that have been entered into with all holders of Corner Bay Options.

The Corner Bay Options held by Peter Mordaunt, William A. Faust and Steven S. Brunelle (the "Optionees"), all of whom are officers of Corner Bay, will be exchanged for Replacement Options at an exchange ratio of three Replacement Options for every 5.2 Corner Bay Options exchanged. Two-thirds of the Replacement Options so exchanged will have an exercise price per Pan American Share equal to 2.6 times the exercise price per share of the Corner Bay Options in respect of which such Replacement Options were exchanged and will have a term to expiry and a vesting schedule which is the same as the term to expiry and the vesting schedule of such Corner Bay Options (except for two-thirds of the Replacement Options to be issued to Steven S. Brunelle, which will vest immediately and expire one year after the Effective Date). One third of the Replacement Options so exchanged will have an exercise price of $12.00 per Pan American Share and will have a term to expiry of five years after the effective date of the Arrangement. The conditions to and manner of exercise and all other terms and condition of each Replacement Option will otherwise be substantially similar to those set out in the current stock option plan of Pan American and any document or agreement previously evidencing an exchanged Corner Bay Option will thereafter evidence and be deemed to evidence the Replacement Option in respect of which it was exchanged.

Compensation of Directors

Corner Bay does not compensate its directors for their service in their capacity as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of Corner Bay's board of directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of Corner Bay other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his services as a director, including committee participation and/or special assignments.

Interest of Insiders in Material Transactions

No insider of Corner Bay and no associate or affiliate of any insider has or has had any material interest, direct or indirect, in any transaction since the commencement of Corner Bay's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect Corner Bay.

Management Contracts

On April 30, 1999, Corner Bay entered into compensation agreements with two executive officers, Peter Mordaunt and Steven S. Brunelle. The agreements both provide that, if the officer's contract is terminated without cause, Corner Bay is required to pay the said officer twice his annual remuneration. However, in the event that there is a fundamental change with respect to Corner Bay and the officer is terminated or resigns, at any time within six months following such change, the Company shall pay the said officer three times his annual remuneration.

Also, on February 14, 2001, Corner Bay entered into a compensation agreement with William A. Faust, Vice-President, Operations. The agreement provides that if the officer's contract is terminated without cause, Corner Bay is required to pay the said officer twice his annual remuneration under specific circumstances.

Except for the Corner Bay Stock Option Plan, Corner Bay has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Corner Bay's directors or executive officers.

No funds were set aside or accrued by Corner Bay during the 2001 fiscal year to provide pension, retirement or similar benefits for directors or executive officers.

Risk Factors

General Risk Factors Attendant to Resource Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by Corner Bay may be affected by numerous factors which are beyond the control of Corner Bay and which cannot be accurately predicted, such as: market fluctuations; the proximity and capacity of milling facilities, mineral markets and processing equipment; government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection; and other factors, the combination of which may result in Corner Bay not receiving an adequate return on investment capital.

Lack of Cash Flow

Corner Bay has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to Corner Bay is through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

No Guarantee of Clear Title to Mineral Properties

While Corner Bay has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Environmental Regulations

The current and anticipated future operations of Corner Bay, including further exploration, development activities and commencement of production on its properties, require permits from various Mexican Federal and State governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. There can be no assurance, however, that all permits which Corner Bay may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Corner Bay and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Corner Bay and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of Corner Bay. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgement. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limiting to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Foreign Operations

Corner Bay's foreign activities are subject to the risks associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labour practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Operating Hazards and Risks Associated with the Mining Industry

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which Corner Bay has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Corner Bay may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to Corner Bay's perception of the relevant risks.

Difficult for U.S. Investors to Effect Service of Process Against Corner Bay

Corner Bay is incorporated under the CBCA. A majority of the officers and directors are residents of Canada and the majority of Corner Bay's assets and certain of its subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or Corner Bay predicated solely upon such civil liabilities.

Material Contracts

The only material contracts entered into by Corner Bay during the past three years, other than in the ordinary course of business, are as follows:

- the Arrangement Agreement;
- a purchase agreement with Canyon Resources Corporation ("Canyon") dated May 14, 2002 and amended on June 12, 2002 for the purchase of the Briggs Mine Crushing Plant. Under the terms of the Agreement, Corner Bay paid to Canyon US$250,000 and 850,000 Corner Bay Shares; and
- employment and/or consulting contracts with each of Messrs. Peter Mordaunt, Steven S. Brunelle and William A. Faust.

A copy of the foregoing agreements will be available for examination during normal business hours at the offices of Corner Bay at 55 University Avenue, Suite 910, Toronto, Ontario, M5J 2H7 from the date of mailing of this Circular to the Effective Date.

Other Matters

Management of Corner Bay knows of no other matters which will be brought before the Corner Bay Meeting, other than those referred to in the Corner Bay Notice of Meeting. Should any other matters properly come before the Corner Bay Meeting, the Corner Bay Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

Auditors, Transfer Agent and Registrar

The auditors of Corner Bay are PricewaterhouseCoopers LLP, Suite 3000, Royal Trust Tower TD Centre, Toronto, Ontario, M5K 1G8.

The transfer agent and registrar for Corner Bay is Equity Transfer Services Inc. at its principal offices in Toronto.

Documents Incorporated by Reference

The following documents, which have been filed by Corner Bay with the various securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Ontario and Quebec and with the SEC, are specifically incorporated by reference and form an integral part of this Circular:

- Corner Bay's audited financial statements for the years ended June 30, 2001, 2000 and 1999 and the Auditor's report thereon which are attached as Appendix "L" to this Circular;
- Corner Bay's Management's Discussion and Analysis of Financial Condition and Results of Operation for the year ended June 30, 2001 which is attached as Appendix "N" to this Circular; and
- Corner Bay's unaudited financial statements for the three months ended March 31, 2002, which are attached as Appendix "M" to this Circular;

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constitute a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Borden Ladner Gervais LLP on behalf of Pan American and by Lavery, de Billy on behalf of Corner Bay. As of the date of this Circular, partners and associates of Borden Ladner Gervais LLP owned beneficially, directly or indirectly, less than 1% of the outstanding Pan American Shares. As of the date of this Circular, partners and associates of Lavery, de Billy owned beneficially, directly or indirectly, less than 1% of the outstanding Corner Bay Shares.

CERTIFICATION OF PAN AMERICAN

The undersigned hereby certify that the contents and sending of this Circular to the Pan American Shareholders has been approved by the Pan American Board. To the extent that the foregoing relates to Pan American, the foregoing contains no untrue statement of a material fact and does omit to state a material fact that is required to be stated that is necessary to make a statement non-misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia on August 2, 2002.

(Signed) ROSS J. BEATY Chairman and Chief Executive Officer	(Signed) ANTHONY HAWKSHAW Chief Financial Officer

CERTIFICATION OF CORNER BAY

The undersigned hereby certify that the contents and sending of this Circular to the Corner Bay Shareholders has been approved by the Corner Bay Board. To the extent that the foregoing relates to Corner Bay, the foregoing contains no untrue statement of a material fact and does omit to state a material fact that is required to be stated that is necessary to make a statement non-misleading in light of the circumstances in which it was made.

DATED at Toronto, Ontario on August 2, 2002.

(Signed) PETER MORDAUNT Chairman and President	(Signed) EDWARD J. BADIDA Vice-President, Finance

APPENDIX "A-1"

PAN AMERICAN SILVER CORP.

ACQUISITION RESOLUTION

Ordinary Resolution of the Pan American Meeting approving the issuance of Pan American Shares and Pan American Warrants and the grant of Replacement Options pursuant to the Arrangement.

"WHEREAS:

A. Pursuant to the terms of an amended and restated arrangement agreement (the "Arrangement Agreement") between Pan American Silver Corp. ("Pan American") and Corner Bay Silver Inc. ("Corner Bay") dated June 27, 2002, Corner Bay, its shareholders and optionholders will enter into an arrangement in accordance with section 192 of the *Canada Business Corporations Act* (the "Arrangement"), as set forth in the plan of arrangement attached as Schedule "A" to the Arrangement Agreement, subject to all conditions set forth in the Arrangement Agreement being met;

B. Pursuant to the Arrangement, all of the issued and outstanding common shares in the capital of Corner Bay will be exchanged as follows:

   (i) each shareholder of Corner Bay (other than a dissenting shareholder) will receive 0.3846 Pan American Shares (the "Pan American Shares") in exchange for 0.999 of each common shares of Corner Bay held; and

   (ii) each shareholder of Corner Bay (other than a dissenting shareholder) will receive 0.1923 common share purchase warrants (the "Pan American Warrants") to be created and issued pursuant to the terms of a warrant indenture in substantially the form attached as Schedule "B" to the Arrangement Agreement in exchange for 0.001 of each common share of Corner Bay held;

C. Pursuant to the Arrangement, 960,000 options to purchase Common Shares in the capital of Corner Bay held collectively by Peter Mordaunt, William A. Faust and Steven S. Brunelle will be exchanged for an aggregate of 553,846 replacement options (the "Replacement Options") to purchase common shares in the capital of Pan American;

D. The Board of Directors of Pan American has determined that the issuance of the Pan American Shares and Pan American Warrants and the grant of Replacement Options pursuant to the Arrangement is fair to the members of Pan American and is in the best interests of Pan American; and

E. The members of Pan American wish to approve the issuance of the Pan American Shares and Pan American Warrants and the grant of Replacement Options pursuant to the Arrangement;

BE IT RESOLVED, as an ordinary resolution, that:

1. The issuance of the Pan American Shares and Pan American Warrants and the grant of Replacement Options pursuant to the Arrangement is hereby approved; and

2. Any one of a group consisting of the directors and officers of Pan American be and is hereby authorized, for and on behalf of Pan American, to do all acts and things, to execute, under Pan American's common seal or otherwise, and deliver all documents and

instruments, to give all notices and to deliver and file with the regulatory authorities or otherwise, or distribute, all documents and information which may, in the opinion of such person, be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action."

APPENDIX "A-2"

PAN AMERICAN SILVER CORP.

OPTION RESOLUTION

Ordinary Resolution of the Pan American Meeting amending the Pan American Stock Option Plan.

"WHEREAS:

A. The first sentence of Section 3.2 of the Pan American Stock Option Plan approved by the Board of Directors of Pan American on March 26, 1998 and approved by the members of Pan American on May 5, 1998 and amended by the members of the Company on May 20, 1999 and May 11, 2000 (the "Plan") currently reads as follows:

> "The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 3,246,084 or such additional amount as may be approved from time to time by the shareholders of the Company."

B. The members of Pan American wish to increase the number of Common Shares in the capital of Pan American that may be issued upon the exercise of options granted under the Plan;

BE IT RESOLVED, as an ordinary resolution, that:

1. The first sentence of Section 3.2 of the Plan be amended to read as follows:

> "The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 4,846,084 or such additional amount as may be approved from time to time by the shareholders of the Company."

and that the above amendment of the Plan by the Board of Directors of Pan American is hereby ratified, approved and confirmed; and

2. Any one of a group consisting of the directors and officers of Pan American be and is hereby authorized, for and on behalf of Pan American, to do all acts and things, to execute, under Pan American's common seal or otherwise, and deliver all documents and instruments, to give all notices and to deliver and file with the regulatory authorities or otherwise, or distribute, all documents and information which may, in the opinion of such person, be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action."

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APPENDIX "B"

ARRANGEMENT RESOLUTION

Special Resolution of Corner Bay Shareholders approving the Arrangement.

"WHEREAS:

A. Pursuant to the terms of an amended and restated arrangement agreement (the "Arrangement Agreement") between Corner Bay Silver Inc. ("Corner Bay") and Pan American Silver Corp. ("Pan American") and dated June 27, 2002, Corner Bay, its shareholders and optionholders will enter into an arrangement in accordance with section 192 of the *Canada Business Corporations Act* (the "Arrangement"), as set forth in the plan of arrangement attached as Schedule "A" to the Arrangement Agreement, subject to all conditions set forth in the Arrangement Agreement being met;

B. Pursuant to the Arrangement, all of the issued and outstanding common shares in the capital of Corner Bay will be exchanged as follows:

(i) each Corner Bay Shareholder (other than a dissenting shareholder) will receive 0.3846 Pan American Shares (the "Pan American Shares") in exchange for 0.999 of each common shares of Corner Bay held; and

(ii) each Corner Bay Shareholder (other than a dissenting shareholder) will receive 0.1923 common share purchase warrants (the "Pan American Warrants") to be created and issued pursuant to the terms of a warrant indenture in substantially the form attached as Schedule "B" to the Arrangement Agreement in exchange for 0.001 of each common share of Corner Bay held;

C. Pursuant to the Arrangement, 960,000 options ("Corner Bay Options") to purchase common shares in the capital of Corner Bay held collectively by Peter Mordaunt, William A. Faust and Steven S. Brunelle (the "Optionees") will be exchanged for an aggregate of 553,846 replacement options (the "Replacement Options") to purchase common shares in the capital of Pan American;

D. The Board of Directors of Corner Bay has determined that the exchange of Corner Bay Shares for Pan American Shares and Pan American Warrants and the grant of Replacement Options to the Optionees in exchange for the Corner Bay Options held by them, the whole pursuant to the Arrangement, is fair to Corner Bay Shareholders and is in the best interests of Corner Bay; and

E. The Corner Bay Shareholders wish to approve the Arrangement;

BE IT RESOLVED THAT:

1. The Arrangement is hereby approved; and

2. Any one of a group consisting of the directors and officers of Corner Bay be and is hereby authorized, for and on behalf of Corner Bay, to do all acts and things, to execute, under Corner Bay's corporate seal or otherwise, and deliver all documents and instruments, to give all notices and to deliver and file with the regulatory authorities or otherwise, or distribute, all documents and information which may, in the opinion of such person, be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action."

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APPENDIX "C"

INTERIM ORDER

Court File No.: 02-CL-4608

ONTARIO

SUPERIOR COURT OF JUSTICE

The Honourable Mr. Justice Cullity	)	Monday, the 29th day
	)	of July, 2002.
	)	

IN THE MATTER OF a proposed plan of arrangement involving Corner Bay Silver Inc. and its shareholders and optionholders

and

CORNER BAY SILVER INC.

Applicant

APPLICATION UNDER Subsection 192(4) of the *Canada Business Corporations Act R.S.C. 1985, c. C-44, as amended*

ORDER

THIS APPLICATION, made by Corner Bay Silver Inc. for an interim order was heard this day at Toronto.

ON READING the Notice of Application, the Notice of Motion for an Interim Order, the Affidavit of Peter Mordaunt, affirmed July 24, 2002, the Supplementary Affidavit of Peter Mordaunt, affirmed July 29, 2002, the factum of the applicant and the letter of non-appearance from Industry Canada, filed, and on hearing submissions of counsel for the Applicant,

1. THIS COURT ORDERS that Corner Bay Silver Inc. ("Corner Bay") is authorized to call, hold and conduct a special meeting (the "Special Meeting") of the holders of common shares of Corner Bay (the "Corner Bay Shares") on September 4, 2002, to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve a plan of arrangement (the "Plan of Arrangement") substantially in the form set forth as a schedule to the arrangement agreement set forth in Appendix "E" to the draft joint management information circular of Corner Bay and Pan American Silver Corp. (the "Circular") marked as Exhibit "A" to the Affidavit of Peter Mordaunt, and to transact such other business as may properly come before the meeting or any adjournment thereof.

2. THIS COURT ORDERS that the Special Meeting shall be called, held and conducted in accordance with the CBCA and National Instrument 54-101 - "Communication with Beneficial Owners of Securities of a Reporting Issuer" - of the Canadian Securities Administrators ("NI 54-101"), the articles and by-laws of Corner Bay, the Circular and this Order.

3. THIS COURT ORDERS that Corner Bay, if it deems it advisable, is specifically authorized to adjourn or postpone the Special Meeting on one or more occasion, without the necessity of first convening the Special Meeting or first obtaining any vote of the holders of Corner Bay Shares respecting the adjournment or postponement.

4. THIS COURT ORDERS THAT the record date for determining shareholders entitled to receive the Notice of Special Meeting and the Circular, and for determining the holders of Corner Bay Shares entitled to vote at the Special Meeting, shall be July 31, 2002 (the "Record Date").

5. THIS COURT ORDERS THAT the Notice of Special Meeting and Circular in substantially the same form as contained in Exhibit "A" to the said Affidavit of Peter Mordaunt (with such amendments thereto as counsel for the Applicant may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order and are subsequently filed with the Court), shall be mailed, with copies of this Interim Order, to the holders of Corner Bay Shares at the close of business on the Record Date, to Corner Bay's directors and auditors, and to the Director under the CBCA, by mailing the same by prepaid ordinary mail to such persons in accordance with the CBCA and NI 54-101 at least 21 days prior to the date of the Special Meeting, excluding the date of mailing and excluding the date of the Special Meeting.

6. THIS COURT ORDERS THAT the notice of the Special Meeting shall be accompanied by a form of proxy, substantially in the form set forth in Exhibit "C" to the Affidavit of Peter Mordaunt.

7. THIS COURT ORDERS THAT the quorum at the Special Meeting shall be two (2) persons present in person or by proxy at the Special Meeting and holding or representing not less than 5% of the Corner Bay Shares.

8. THIS COURT ORDERS THAT the vote required to pass the Arrangement Resolution at the Special Meeting shall be the affirmative vote of at least 66 2/3% of the votes cast by the holders of Corner Bay Shares (excluding spoiled, illegible and/or defective votes and abstentions) present in person or by proxy.

9. THIS COURT ORDERS THAT the holders of Corner Bay Shares shall be entitled to exercise rights of dissent in respect of the Arrangement Resolution in accordance and compliance with section 190 of the CBCA, as varied herein, so long as, and notwithstanding section 190(5) of the CBCA, they provide to Corner Bay written objection to the Arrangement by 5:00 p.m. (Toronto time) on the business day preceding the Special Meeting and they otherwise comply with the requirements of section 190 of the CBCA and the Arrangement.

10. THIS COURT ORDERS THAT the only persons entitled to notice of or to attend the Special Meeting shall be the holders of Corner Bay Shares, or their proxies, and Corner Bay's directors, auditors and advisors, and that the only persons entitled to be represented and to vote at the Special Meeting shall be the registered holders of the Corner Bay Shares at the close of business on the Record Date, or their proxies, subject to the provisions of the CBCA and NI 54-101 with respect to persons who become the registered holders of the Corner Bay Shares after that date.

11. THIS COURT ORDERS THAT upon approval of the Arrangement by the holders of Corner Bay Shares in the manner set forth in this Interim Order, Corner Bay may immediately apply to this Honourable Court on or about September 10, 2002 for a final order approving the Arrangement and that the mailing of the Notice of Application for the Final Order (Annex D to the Circular) in accordance with this Interim Order, shall constitute good and sufficient service of such notice and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

12. THIS COURT ORDERS that the hearing for approval of the Arrangement shall be held on September 10, 2002 or such other date as may be determined by the Court and that a Notice of Hearing for the Motion for Approval of the Arrangement will be served on all those persons having filed an Appearance in the Court record by September 3, 2002, and served a copy of same on the Applicant's solicitors.

13. THIS COURT ORDERS THAT the only persons entitled to appear and be heard at the hearing to approve the Arrangement shall be the Applicant, the Director and persons who have filed a Notice of Appearance and served such appearance on Applicant's counsel, Lavery, de Billy, Suite 1810, 360 Albert, Ottawa, Ontario K1R 7X7 (Attention: Alexandra Leblanc) by September 3, 2002.

14. THIS COURT ORDERS THAT the holders of Corner Bay Shares and all other persons served or notified in accordance with this Interim Order shall be parties to these proceedings and bound by the orders and findings of this Honourable Court in connection with the Final Order.

15. THIS COURT ORDERS THAT in all other respects, the procedures set out in the Plan of Arrangement shall be respected.

(signed) Maurice Cullity

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APPENDIX "D"

NOTICE OF APPLICATION FOR FINAL ORDER

Court file no.: 02-CL-4608

ONTARIO

SUPERIOR COURT OF JUSTICE

IN THE MATTER OF a proposed plan of arrangement involving Corner Bay Silver Inc. and its shareholders and optionholders

and

CORNER BAY SILVER INC.

Applicant

APPLICATION UNDER Subsection 192(4) of the *Canada Business Corporations Act R.S.C. 1985, c. C-44, as amended*

NOTICE OF RETURN OF APPLICATION

The application for an order granting final approval of the Arrangement, originally returnable July 29, 2002 at 10:00 a.m., will now be heard on the 10th day of September, 2002 at 10:00 a.m., or as soon thereafter as the motion can be heard, at the Courthouse in Toronto, 393 University Avenue, Toronto, Ontario, M5G 1E6

Ottawa, July 29, 2002

LAVERY, DE BILLY
General Partnership
Suite 1810
360 Albert Street
Ottawa, Ontario K1R 7X7
tel: (613) 594-4936
fax: (613) 594-8783
Attorneys for Applicant

TO: **The Director under the**
Canada Business Corporations Act
Industry Canada
9th Floor
Jean Edmonds Towers South
365 Laurier Avenue West
Ottawa, Ontario K1A 0C8

(This page has been left blank intentionally.)

APPENDIX "E"

ARRANGEMENT AGREEMENT

PAN AMERICAN SILVER CORP.

- and -

CORNER BAY SILVER INC.

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

June 27, 2002

TABLE OF CONTENTS

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AGREEMENT dated as of the 27th day of June, 2002 and amended and restated on July 25, 2002 and further amended and restated on August 2, 2002

BETWEEN:

PAN AMERICAN SILVER CORP., a company incorporated under the *Company Act* (British Columbia), having an office at 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

(“**Pan American**”)

AND:

CORNER BAY SILVER INC., a company incorporated under the *Canada Business Corporations Act*, having an office at 55 University Avenue, Suite 910, Toronto, Ontario, M5J 2H7

(“**Corner Bay**”)

WITNESSES THAT WHEREAS:

A. Corner Bay proposes to enter into a Plan of Arrangement under Section 192 of the CBCA involving its shareholders and optionholders under which Pan American will become the sole shareholder of Corner Bay and the shareholders of Corner Bay will become shareholders and warrantholders of Pan American subject to the terms and conditions of this Agreement and the Plan of Arrangement; and

B. The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recital and for other matters relating to such Plan of Arrangement,

NOW THEREFORE, in consideration of the mutual premises and the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement and in the recitals hereto, but not the Schedules hereto:

“**Acquisition Proposal**” has the meaning ascribed thereto in Subsection 6.1(a)(i);

“**Acquisition Resolution**” means the ordinary resolution to be considered by Pan American Shareholders at the Pan American Meeting approving the issuance of Pan American Shares and Pan American Warrants and the grant of Replacement Options pursuant to the Arrangement;

“**Additional Concessions**” means the Alamo Dorado II, Alamo Dorado III, La Calera and El Chinal exploration concessions located in Alamo, Sonora, Mexico;

“**Alamo Dorado Concession**” means the Alamo Dorado exploration concession located in Alamo, Sonora, Mexico and more particularly identified in Schedule “C” to this Agreement;

"**Alamo Dorado Properties**" means the Alamo Ocho Concession, the Alamo Dorado Concession, the Additional Concessions and the Alamo Dorado Surface Rights;

"**Alamo Dorado Surface Rights**" means the leasehold interests in the surface rights overlying those portions of the Alamo Ocho Concession and Alamo Dorado Concession outlined in red in Schedule "C" annexed to this Agreement;

"**Alamo Ocho Concession**" means the Alamo Ocho exploitation concession located in Alamo, Sonora, Mexico and more particularly identified in Schedule "C" to this Agreement;

"**Alamo Ocho Option Agreement**" means the option agreement dated September 2, 1997 among Alfredo Duran Viramontes, Roberto Duran Viramontes and Minera Corner Bay S.A. de C.V., as amended;

"**Amendment Notice**" has the meaning ascribed thereto in Subsection 6.1(b);

"**Ancillary Agreements**" means the Warrant Indenture, the Option Termination Agreements, the Confidentiality Agreement and section 5 of the Letter Agreement;

"**Applicable Law**" means any (a) applicable domestic or foreign law including any statute, subordinate legislation or treaty and (b) any applicable guideline, directive, rule, standard, requirement, policy, ruling, order, judgment, injunction, award or decree of a Governmental Authority having force of law;

"**Applicable Securities Laws**" means such of the Canadian Securities Laws, the U.S. Exchange Act, the U.S. Securities Act, state "Blue Sky" laws, the Toronto Stock Exchange Company Manual, the Toronto Stock Exchange Rule Book and Policies and The Nasdaq Stock Market Marketplace Rules as are applicable to a transaction or a person;

"**Articles of Arrangement**" means the articles of arrangement of Corner Bay in respect of the Arrangement, to be sent to the Director after the Final Order is made;

"**Arrangement**" means an arrangement under section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement and any amendments, variations or supplements thereto made in accordance with Article 6 of the Plan of Arrangement;

"**Arrangement Resolution**" means the special resolution to approve the Arrangement to be considered by the Corner Bay Shareholders at the Corner Bay Meeting in accordance with the Interim Order;

"**Benefit Plan**" means any:

(a) pension, retirement, deferred compensation, RRSP, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement or post-employment benefit plan, trust, arrangement, contract, agreement, policy or commitment (including any arrangement to provide pension benefits in excess of the maximum amounts which are allowed under the *Income Tax Act* to be provided through a registered pension plan) from which current or former employees or consultants of a Party or any of its Subsidiaries (or their relatives), in Canada or any other country, benefit or have the potential to benefit; or

(b) group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any employee or former employee of a Party or any of its Subsidiaries is the named insured and as to which a Party or any of its Subsidiaries makes premium payments, whether or not the Party or any of its Subsidiaries is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which current or former employees or consultants of a

Party or any of its Subsidiaries (or their relatives), in Canada or any other country, benefit or have the potential to benefit,

which is intended to provide or does provide benefits to any or all current or former employees or consultants of a Party or any of its Subsidiaries (or their relatives), and to which a Party or any of its Subsidiaries is a party or by which a Party or any of its Subsidiaries (or any of the rights, properties or assets of Corner Bay or any of its Subsidiaries) is bound, or with respect to which a Party or any of its Subsidiaries has any liability or potential liability, whether or not any of the foregoing is funded or unfunded, written or oral, formal or informal, and whether or not a Party or any of its Subsidiaries still maintains such plan, trust, arrangement, contract, agreement, policy or commitment;

"**Business Day**" means a day which is not a Saturday, Sunday or a civic or statutory holiday in either of the cities of Toronto, Ontario or Vancouver, British Columbia;

"**CBCA**" means the *Canada Business Corporations Act*;

"**Canaccord**" means Canaccord Capital Corporation, the financial advisor to Pan American;

"**Canaccord Fairness Opinion**" has the meaning ascribed thereto in Subsection 2.5(b);

"**Canadian Securities Laws**" means: (a) the *Securities Act* or the equivalent legislation in each Province and Territory of Canada; (b) the instruments and policies adopted by the securities commission of any Province or Territory of Canada or the Canadian Securities Administrators, as amended from time to time; (c) the Toronto Stock Exchange Company Manual, as amended from time to time; and (d) the Toronto Stock Exchange Rule Book and Policies, as amended from time to time;

"**Circular**" means the notices of the Meetings and accompanying joint management information circular to be sent to Corner Bay Shareholders and Pan American Shareholders in connection with the Meetings;

"**Confidentiality Agreement**" means the confidentiality agreement dated November 21, 2001 between Pan American and Corner Bay;

"**Contaminants**" means any radioactive materials, asbestos materials, urea formaldehyde, hydrocarbon contaminants, underground or above-ground tanks, pollutants, contaminants, deleterious substances, dangerous substances or goods, hazardous, corrosive, or toxic substances, special waste or waste of any kind, or any other substance, the storage, manufacture, disposal, treatment, generation, use, transport, remediation, or Release into the Environmental of which is prohibited, controlled, or regulated under Environmental Laws;

"**Corner Bay Contracts**" has the meaning ascribed thereto in Subsection 3.1(ah);

"**Corner Bay Meeting**" means the special meeting of the Corner Bay Shareholders to be held pursuant to the Interim Order, called for the purpose of considering the Arrangement, including any adjournment or adjournments thereof;

"**Corner Bay Options**" means options to acquire Corner Bay Shares granted under the Corner Bay Stock Option Plan;

"**Corner Bay Optionholders**" means the holders from time to time of Corner Bay Options;

"**Corner Bay Public Record**" has the meaning ascribed thereto in Subsection 3.1(u);

"**Corner Bay Shareholders**" means the holders from time to time of Corner Bay Shares;

"**Corner Bay Shares**" means the common shares of Corner Bay;

"**Corner Bay Stock Option Plan**" means Corner Bay's stock option plan established on November 3, 1995 and amended on December 20, 1999 and December 15, 2000;

"**Corner Bay Subsidiaries**" means Pan MacKenzie Resources Inc., Corner Bay Explorations Ltd. and Minera Corner Bay S.A. de C.V.;

"**Court**" means the Ontario Superior Court of Justice;

"**Depositary**" means Computershare Trust Company of Canada, in its capacity as depositary pursuant to the Depositary Agreement;

"**Depositary Agreement**" means a depositary agreement to be dated on or prior to the Effective Date between Pan American and Computershare Trust Company of Canada, pursuant to which Computershare Trust Company of Canada agrees to act in the capacity of the "Depositary" as defined in the Plan of Arrangement and to undertake the actions of the "Depositary" provided for therein;

"**Director**" means the Director appointed under section 260 of the CBCA;

"**Dissent Rights**" means the right of a registered Corner Bay Shareholder to dissent in respect of the Arrangement granted pursuant to the Interim Order and Article 5 of the Plan of Arrangement;

"**Dissenting Shareholder**" means a registered Corner Bay Shareholder who validly dissents from the Arrangement in strict compliance with the Dissent Right granted pursuant to the Interim Order and Article 5 of the Plan of Arrangement;

"**Effective Date**" means the effective date as shown on the certificate of arrangement to be issued by the Director giving effect to the Arrangement;

"**Effective Time**" means 2:00 p.m. (Pacific Daylight Savings Time) on the Effective Date;

"**Encumbrances**" means mortgages, charges, pledges, liens, hypothecs, security interests, encumbrances, adverse claims and rights of a third party to acquire or restrict the use of property or assets;

"**Environment**" includes the air (including all layers of the atmosphere), land (including soil, sediment deposited on land, fill, and lands submerged under water), and water (including oceans, lakes, rivers, streams, groundwater, and surface water);

"**Environmental Laws**" means all laws relating in any way to the Environment, environmental assessment, health, occupational health and safety, or the use, purchase, storage, treatment, transportation or disposal of Contaminants;

"**Environmental Permits**" has the meaning given to it in Subsection 3.1(az)(i), in the case of Corner Bay, and Subsection 3.2(ap)(i), in the case of Pan American;

"**Fee**" has the meaning ascribed thereto in Section 6.3;

"**Fee Event**" has the meaning ascribed thereto in Section 6.3;

"**Final Order**" means the final order of the Court approving the Arrangement;

"**Governmental Authority**" means any:

(a) ultinational, federal, provincial, state, county, regional, municipal, local or other government, governmental or public department or ministry, central bank or Tribunal, domestic or foreign;

(b) subdivision, agent or representative of any of the foregoing; or

(c) quasi-governmental or private body exercising any administrative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Griffiths McBurney**" means Griffiths McBurney & Partners;

"**Griffiths McBurney Fairness Opinion**" has the meaning ascribed thereto in Subsection 2.4(b);

"**Interim Order**" means the interim order of the Court providing for, among other things, the calling of the Corner Bay Meeting;

"**La Colorada Project**" means the exploitation and exploration concessions and surface rights held by Plata Panamericana S.A. de C.V. in the Chalchihuites district in Zacatecas State, Mexico on which a 200 tonne per day underground sulphide ore mine operates and on which a 600 tonne per day cyanide leach circuit to process oxide ore is being developed;

"**Letter Agreement**" means the letter agreement dated May 20, 2002 between Pan American and Corner Bay, as amended by the letter agreement dated June 19, 2002 between Pan American and Corner Bay;

"**Major Shareholders**" means collectively, Peter Mordaunt, Steven S. Brunelle and John Terrence Flanagan;

"**material fact**" has the meaning attributed to such phrase in the *Securities Act* (Ontario);

"**material adverse change**" or "**material adverse effect**" means, when used in connection with a Party, any change (including a decision to implement a change made by the directors or senior management of a Party or any of its Subsidiaries), effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, financial condition, results, assets, properties, rights, liabilities or prospects of such Party and its Subsidiaries, taken as a whole, to the extent that had such change, effect, event occurrence or change in a state of facts occurred prior to the date hereof it might reasonably be expected to have resulted in the other Party not entering into this Agreement or entering into this Agreement only on materially different terms, but excluding any change, effect, event, occurrence or change in a state of facts relating to: (a) general economic conditions in Canada or securities markets in general; (b) the mining industry in general and not specifically relating to Pan American or Corner Bay or their respective Subsidiaries; (c) metal prices in general; or (d) generally accepted accounting principles;

"**Meetings**" means, collectively, the Corner Bay Meeting and the Pan American Meeting;

"**Minera Corner Bay**" means Minera Corner Bay S.A. de C.V.;

"**Nasdaq**" means the Nasdaq National Market;

"**Option Termination Agreements**" means the option termination agreements among Corner Bay, Pan American and each Terminated Individual who holds Corner Bay Options entered into on or prior to the date hereof;

"**Pan American Contracts**" has the meaning ascribed thereto in Subsection 3.2(ad);

"**Pan American Meeting**" means the extraordinary general meeting of Pan American's Shareholders, called for the purpose of considering the issuance of Pan American Shares and Pan American Warrants, the grant of Replacement Options pursuant to the Arrangement and an amendment to the Pan American Stock Option Plan, including any adjournment or adjournments thereof;

"**Pan American Options**" means options granted to acquire Pan American Shares;

"**Pan American Public Record**" has the meaning ascribed thereto in Subsection 3.2(q);

"**Pan American Shareholders**" means the holders from time to time of Pan American Shares;

"**Pan American Shares**" means the common shares without par value in the capital of Pan American;

"**Pan American Stock Option Plan**" means Pan American's Stock Option Plan established by its Board of Directors on March 26, 1998 (and approved by Pan American's shareholders on May 5, 1998 and amended as approved by Pan American's shareholders on May 20, 1999 and May 11, 2000), as may be further amended from time to time;

"**Pan American Subsidiaries**" means Pan American Silver S.A.C. Mina Quiruvilca, Cia. Minera Huaron S.A., P.A.S. Silver (Cyprus) Ltd., Pan American Minerals Inc., Pan American Silver (Barbados) Corp., Pan American Silver (Bolivia) S.A., Pan American Silver (Cyprus) Corp. Limited, Pan American Silver Peru S.A.C., and Plata Panamericana S.A. de C.V.;

"**Pan American Warrants**" means the common share purchase warrants of Pan American to be created and issued pursuant to the Warrant Indenture and to be exchanged for Corner Bay Shares pursuant to the Arrangement, having an exercise price of $12.00 per Pan American Share, subject to adjustment, and expiring at 4:30 p.m. (Pacific Daylight Savings Time) on the fifth anniversary of the Effective Date;

"**Party**" means any party to this Agreement;

"**Plan of Arrangement**" means the plan of arrangement set forth as Schedule "A" to this Agreement, and any amendment or variation thereto made in accordance with Article 7 of the Plan of Arrangement or Article 8 hereof;

"**Pre-Effective Period**" means the period from and including the date hereof up to the Effective Time;

"**Release**" includes any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, migration, disposal or dumping;

"**Replacement Options**" means options to acquire Pan American Shares that will be granted by Pan American to certain holders of Corner Bay Options pursuant to the Arrangement;

"**Representatives**" means, collectively, the directors, officers, employees, counsel, accountants, consultants and other authorized representatives and advisors of a Party or its Subsidiaries;

"**Returns**" means all reports, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"**SEC**" means the United States Securities and Exchange Commission;

"**Stock Exchanges**" means, collectively, the TSX and Nasdaq;

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate, partnership, limited partnership, trust or other entity controlled, directly or indirectly, by such body corporate and, for the purpose of this definition, "control" means the direct or indirect possession of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise;

"**Support Agreements**" means the support agreements between Pan American and each of the Major Shareholders entered into on or prior to the date hereof;

"**Surface Rights Agreements**" means:

(a) the agreement dated February 24, 2000 among Federico Wilson Garcia, Griselda Berrelleza Mopoyoqui and Minera Corner Bay;

(b) the agreement dated June 27, 2001 among the Community of El Maquipo and Minera Corner Bay;

(c) the agreement dated December 20, 2001 among the Community of El Sombrerito and Minera Corner Bay; and

(d) the agreement dated December 18, 2001 among Daniel Wilson Garcia, Victoria Corral Sauceda and Minera Corner Bay;

"**Taxes**" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes will include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital taxes, payroll and employee withholding taxes, unemployment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, pension or health plan assessment and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its Subsidiaries is required to pay, withhold or collect;

"**Terminated Individuals**" means the employees of Corner Bay and the Corner Bay Subsidiaries other than Peter Mordaunt, William A. Faust and Steven S. Brunelle;

"**Tribunal**" means:

(a) any court (including a court of equity or civil court);

(b) any multinational, federal, provincial, state, county, regional, municipal, local or other governmental or public commission, board, bureau, agency, authority or instrumentality;

(c) any securities commission, stock exchange or other regulatory or self-regulatory body;

(d) any board of trade, chamber of commerce or other business or professional organization or association;

(e) any arbitrator or arbitration tribunal; and

(f) any other tribunal;

"**Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee pursuant to the Warrant Indenture;

"**TSX**" means the Toronto Stock Exchange Inc.;

"**U.S. Person**" means a U.S. Person as that term is defined in Regulation S under the U.S. Securities Act;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended; and

"**Warrant Indenture**" means the warrant indenture to be entered into as of the Effective Time between Pan American and the Trustee in respect of the creation and issuance of the Pan American Warrants, in substantially in the form annexed as Schedule "B" to this Agreement.

1.2 Construction

In this Agreement, unless otherwise expressly stated or the context or the subject matter otherwise requires:

(a) the division of this Agreement into Articles, Sections and Subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b) the words "**this Agreement**", "**hereof**", "**herein**", "**hereto**", "**hereunder**" and similar expressions refer to this Agreement as a whole and not to any particular Article, Section, Subsection or other part hereof and references to an "**Article**", "**Section**", "**Subsection**" or "**Schedule**" followed by a number and/or letter refers to the specified Article, Section or Subsection of, or Schedule to, this Agreement;

(c) words importing the singular include the plural and *vice versa*, words importing any gender include all genders and words importing persons include individuals, corporations, general and limited partnerships, trusts, unincorporated associations or organizations, Governmental Authorities and other legal entities;

(d) references to "**include**", "**includes**", "**including**" or "**in particular**" will be deemed to be followed by the words "**without limitation**";

(e) the word "**or**" is not exclusive;

(f) a reference to "**approval**", "**authorization**" or "**consent**" in this Agreement means written approval, authorization or consent;

(g) reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted, supplemented or replaced and includes any regulation or rule made thereunder, as such regulation or rule may from time to time be amended, supplemented or replaced;

(h) if any date on which any action is required or permitted to be taken under this Agreement is not a Business Day, such action will be required or permitted to be taken on the next succeeding Business Day;

(i) all references in this Agreement to sums of money are expressed and will be payable in lawful money of Canada;

(j) all accounting terms used in this Agreement have the meanings attributable to them under Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants or any successor institute and all determinations of an accounting nature required to be made will be made in a manner consistent with such Canadian generally accepted accounting principles;

(k) reference to the "**knowledge**" of a Party means to the best of the knowledge of any of the officers of such Party, after having made due enquiry;

(l) reference to the "**ordinary course of business**", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course, including commercially reasonably and business-like actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted; and

(m) where a word, term or phrase is defined in this Agreement, its derivatives or other grammatical forms have a corresponding meaning.

1.3 Entire Agreement

This Agreement and the Ancillary Agreements constitute the entire agreement and understanding between the Parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto. The Parties have not entered into this Agreement in reliance upon any representation, warranty or undertaking of any Party that is not expressly set out or referred to in this Agreement or the Ancillary Agreements.

1.4 Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario and will be treated in all respects as an Ontario contract.

1.5 Attornment

To the fullest extent permitted by Applicable Law, the Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

1.6 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, then:

(a) that provision will (to the extent of the invalidity, illegality or unenforceability) be deemed severed from this Agreement and will be given no effect;

(b) the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the invalid, illegal or unenforceable provisions thereof; and

(c) the Parties will use all reasonable commercial efforts to replace each invalid, illegal or unenforceable provision with a valid, legal and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the invalid, illegal or unenforceable provision.

1.7 Waiver

No waiver by any Party will be effective unless in writing and any waiver will affect only the matter and the occurrence thereof specifically identified and will not extend to any other matter or occurrence.

1.8 Schedules

The following schedules are attached to this Agreement and will be deemed to be incorporated in and form a part hereof:

Schedule	Title
Schedule A	Plan of Arrangement
Schedule B	Warrant Indenture
Schedule C	Location of Alamo Ocho and Alamo Dorado Concessions

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable Corner Bay will apply to the Court pursuant to Section 192 of the CBCA for an order approving the Arrangement and in connection with such application Corner Bay will:

(a) file, proceed with and diligently prosecute, in a manner acceptable to Pan American, acting reasonably, an application for an Interim Order providing for, among other things, the calling and holding of the Corner Bay Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement;

(b) subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and proceed with and diligently prosecute, in a manner acceptable to Pan American acting reasonably, an application for the Final Order; and

(c) advise the Court prior to the granting of the Final Order, that if the Arrangement is approved, the Pan American Shares, Pan American Warrants and the Replacement Options to be issued pursuant thereto will not require registration under the U.S. Securities Act, by virtue of the Final Order,

and, subject to the fulfilment or waiver of the conditions set forth in Article 5, Corner Bay will deliver and file with the Director the Final Order, the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement as soon as reasonable practicable.

2.2 Interim Order

The notice of motion for the application for the Interim Order will request that the Interim Order provide, without limitation:

(a) for the class or classes of persons to whom notice is to be provided in respect of the Arrangement, and that the only class of persons to which notice is to be provided in respect of the Corner Bay Meeting is the Corner Bay Shareholders;

(b) that each Corner Bay Share will be entitled to one vote in respect of approval of the Arrangement;

(c) that the requisite majority for approval of the Arrangement Resolution will be 66-2/3% of the votes cast on the Arrangement by Corner Bay Shareholders voting in person or by proxy at the Corner Bay Meeting;

(d) that, in all other respects, the terms, restrictions and conditions of the articles and by-laws of Corner Bay, including the quorum requirements and all other matters, will apply in respect of the Corner Bay Meeting; and

(e) for the grant of Dissent Rights.

2.3 Effective Date and Time

The Arrangement will become effective at the Effective Time on the Effective Date and the transactions to be carried out pursuant to the Arrangement will become effective on the Effective Date in the order set out in the Plan of Arrangement.

2.4 Corner Bay Approval

Corner Bay represents and warrants to Pan American as follows and acknowledges that Pan American is relying upon these representations and warranties in entering into this Agreement:

(a) its Board of Directors has determined unanimously:

(i) that the Arrangement is fair to the Corner Bay Shareholders and is in the best interests of Corner Bay;

(ii) that the execution and delivery of this Agreement and the performance by Corner Bay of its obligations hereunder are in the best interests of Corner Bay; and

(iii) to recommend that the Corner Bay Shareholders vote in favour of the Arrangement Resolution at the Corner Bay Meeting; and

(b) its Board of Directors has received from Griffiths McBurney, confirmation that Griffiths McBurney is of the opinion that, and will deliver a written opinion (the "**Griffiths McBurney Fairness Opinion**") to Corner Bay's Board of Directors prior to the mailing of the Joint Circular to Corner Bay Shareholders and Pan American Shareholders, that the Arrangement is fair from a financial point of view to the Corner Bay Shareholders, subject to the assumptions and limitations described in such opinion.

2.5 Pan American Approval

Pan American represents and warrants to Corner Bay as follows and acknowledges that Corner Bay is relying upon these representations and warranties in entering into this Agreement:

(a) its Board of Directors has determined unanimously:

(i) that the issuance of Pan American Shares and Pan American Warrants and the grant of Replacement Options pursuant to the Arrangement is fair to Pan American Shareholders and is in the best interests of Pan American;

(ii) that the execution and delivery of this Agreement and the performance by Pan American of its obligations under this Agreement are in the best interests of Pan American; and

(iii) to recommend that Pan American Shareholders vote in favour of the Pan American Resolution; and

(b) its Board of Directors has received from Canaccord, confirmation that Canaccord is of the opinion, and will deliver a written opinion (the "**Canaccord Fairness Opinion**") to Pan American's Board of Directors prior to the mailing of the Joint Circular to Corner Bay Shareholders and Pan American Shareholders, that the issuance of Pan American Shares and Pan American Warrants and the grant of Replacement Options pursuant to the Arrangement is fair from a financial point of view to the Pan American Shareholders, subject to the assumptions and limitations described in such opinion.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Corner Bay

Corner Bay represents and warrants to Pan American as follows and acknowledges that Pan American is relying upon these representations and warranties in entering into this Agreement:

Organization

(a) Corner Bay is a corporation amalgamated and validly existing under the laws of Canada, has the corporate power and capacity to own or lease its property and assets and to carry on its business as presently owned, leased or conducted, and is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties and assets, owned or leased, or the nature of its business make such qualification necessary;

Capitalization

(b) Corner Bay's authorized capital consists of an unlimited number of common shares, of which, as of July 25, 2002, 19,536,109 Corner Bay Shares were validly issued and outstanding as fully paid and non-assessable shares;

(c) except for 1,280,000 Corner Bay Options validly granted under the Corner Bay Stock Option Plan, as of July 25, 2002 there were no options, warrants, conversion privileges, rights, agreements, understandings, commitments or other obligations (whether by law, pre-emptive or contractual) of Corner Bay to:

(i) issue or sell any shares or other ownership interests in Corner Bay or securities or obligations of any kind convertible into or exchangeable for shares or other ownership interests in Corner Bay; or

(ii) acquire any shares or ownership interests of any other person;

(d) there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income, share price or any other attribute of Corner Bay or its business or operations;

(e) there are no outstanding bonds, debentures or other evidences of indebtedness of Corner Bay having the right to vote (or convertible into or exchangeable for securities having the right to vote) with Corner Bay Shareholders on any matter;

(f) no shareholders' rights plan exists in relation to the Corner Bay Shares;

(g) all securities of Corner Bay (including all options, warrants, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all Applicable Securities Laws and all securities to be issued upon exercise of any such options, warrants, rights and other convertible or exchangeable securities will be issued in compliance with all Applicable Securities Laws;

(h) no holder of securities issued by Corner Bay has any right to compel Corner Bay to register or otherwise qualify such securities for distribution or sale to the public in Canada, the United States or in any other jurisdiction;

Subsidiaries

(i) each of the Corner Bay Subsidiaries, is a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation, has the corporate power and capacity to own or lease its property and assets and to carry on its business as presently owned, leased or conducted by it, and is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties and assets, owned or leased, or the nature of its business makes such qualification necessary;

(j) Corner Bay directly or indirectly beneficially owns all of the issued and outstanding shares and other ownership interests of each of the Corner Bay Subsidiaries;

(k) all of the issued and outstanding shares and other ownership interests of the Corner Bay Subsidiaries are validly issued, fully paid and non-assessable and all shares and other ownership interests of the Corner Bay Subsidiaries directly or indirectly beneficially owned by Corner Bay are owned free and clear of any Encumbrances, other than standard restrictions on transfer contained in constating documents;

(l) there are no options, warrants, conversion privileges, rights, agreements, understandings, commitments or other obligations (whether by law, pre-emptive or contractual) of:

(i) Corner Bay or any of its Subsidiaries to issue, sell or acquire any shares or other ownership interest in any of the Corner Bay Subsidiaries or securities or obligations of any kind convertible into or exchangeable for shares or other ownership interests in any of the Corner Bay Subsidiaries; or

(ii) any of the Corner Bay Subsidiaries to acquire any shares or ownership interests of any other person;

(m) there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of any of the Corner Bay Subsidiaries or their businesses or operations;

(n) there are no outstanding bonds, debentures or other evidences of indebtedness of any of the Corner Bay Subsidiaries having the right to vote (or convertible into or exchangeable for securities) having the right to vote, with the holders of shares or other ownership interests of such Corner Bay Subsidiaries on any matter;

(o) neither Corner Bay nor any of its Subsidiaries holds, directly or indirectly, a minority interest in any person, other than an interest in a Corner Bay Subsidiary or passive equity interest held as an investment in the ordinary course of business;

Authority Relative to this Agreement

(p) Corner Bay has the corporate power, capacity and authority to enter into and perform its obligations under this Agreement and all documents and agreements contemplated by this Agreement to which Corner Bay is or will be a party;

(q) the execution and delivery of this Agreement by Corner Bay and the performance by Corner Bay of its obligations hereunder have been duly authorized by the Board of Directors of Corner Bay and no other corporate proceeding on the part of Corner Bay is necessary to authorize this Agreement or the transactions contemplated hereby, other than the approval of:

(i) the Joint Circular and other matters relating solely thereto, by the Board of Directors of Corner Bay;

(ii) materials to be filed with the Court in connection with the applications for the Interim and Final Orders by the Board of Directors of Corner Bay;

(iii) any matters required by the Interim Order or the Final Order to be authorized by the Board of Directors of Corner Bay or the Corner Bay Shareholders; and

(iv) the Arrangement Resolution by Corner Bay Shareholders;

(r) this Agreement has been duly executed and delivered by Corner Bay and is a legal, valid and binding obligation of Corner Bay, enforceable against Corner Bay in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally and to the availability of equitable remedies;

(s) the execution and delivery by Corner Bay of this Agreement, and the performance by Corner Bay of its obligations hereunder and the completion of the Arrangement will not:

(i) result in a violation or breach of any provision of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, require any consent to be obtained under, or give to others any rights of termination, amendment, acceleration or cancellation of or under:

(A) Corner Bay's or any of its Subsidiaries' constating documents, shareholders' agreements or any resolution of their respective directors or shareholders;

(B) any Applicable Laws (subject to obtaining the authorizations, consents and approvals referred to in Section 5.1), that would, individually or in the aggregate, have a material adverse effect on Corner Bay;

(C) any license, permit (including any Environmental Permit), certificate, order, consent, approval or other authorization relevant to the business, properties or assets of Corner Bay or any of its Subsidiaries that would, individually or in the aggregate, have a material adverse effect on Corner Bay;

(D) any agreement, arrangement, commitment or understanding to which Corner Bay or any of its Subsidiaries is a party or by which any of Corner Bay's or its Subsidiaries' property or assets is bound or affected, including Minera Corner Bay's interest in the Alamo Dorado Properties, that would, individually or in the aggregate, have a material adverse effect on Corner Bay;

(ii) give rise to any right of termination or acceleration of indebtedness, cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available;

(iii) result in the imposition of an Encumbrance upon any of the properties or assets of Corner Bay or any of its Subsidiaries that would, individually or in the aggregate, have a material adverse effect on Corner Bay; or

(iv) give rise to any option, right of first refusal or similar right becoming exercisable by a third party that would have a material adverse effect on Corner Bay or prevent or delay the completion of the Arrangement;

Disclosure

(t) Corner Bay has been a "reporting issuer" or the equivalent under the Applicable Securities Laws of the Provinces of British Columbia, Alberta, Saskatchewan, Ontario and Quebec for the past 18 months;

(u) since January 1, 2001, Corner Bay has prepared and filed with appropriate Governmental Authorities all documents required to be filed by it under Applicable Securities Laws (collectively, the "**Corner Bay Public Record**") and such documents, as of the time they were filed:

  (i) did not contain any misrepresentations (as defined in applicable Canadian Securities Laws relating to such document);

  (ii) did not fail to state a material fact required to be stated in order to make the statements contained in such document not misleading in light of the circumstances in which they were made; and

  (iii) complied in all material respects with the requirements of Applicable Securities Laws;

(v) Corner Bay has not filed any confidential material change report or the equivalent thereof under Applicable Securities Laws with any Governmental Authority that currently remains confidential;

(w) to the knowledge of Corner Bay, there is no fact that Corner Bay has not disclosed to Pan American orally or in writing or made available for review to Pan American as part of its due diligence investigations that has had or would have a material adverse effect on Corner Bay;

(x) all documents and written information delivered by Corner Bay or any of Corner Bay's Representatives to Pan American or any of Pan American's Representatives are complete and correct in all material respects;

Financial Statements

(y) the audited consolidated financial statements for Corner Bay as at, and for each of the 12-month periods ended, June 30, 2001 and 2000:

  (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis with prior periods; and

  (ii) present fairly, in all material respects, the consolidated financial condition of Corner Bay at the respective dates indicated and the consolidated results of operations and cash flows of Corner Bay for the periods covered;

Books and Records

(z) the books, records and accounts of Corner Bay and its Subsidiaries, in all material respects:

  (i) have been maintained in accordance with good business practices on a basis consistent with prior years;

  (ii) are stated in reasonable detail and accurately and fairly reflect the transactions, including the acquisition and disposition of properties and assets, of Corner Bay and its Subsidiaries; and

  (iii) accurately and fairly reflect the basis for Corner Bay's consolidated financial statements;

(aa) Corner Bay has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

(i) transactions are executed in accordance with management's general or specific authorization; and

(ii) transactions are recorded as is necessary:

(A) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or any other criteria applicable to such statements; and

(B) to maintain accountability for assets;

(ab) the corporate records and minute books of Corner Bay and its Subsidiaries have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects;

Absence of Changes

(ac) except as disclosed in the Corner Bay Public Record or previously disclosed in writing to Pan American on or prior to the date hereof, since June 30, 2001, Corner Bay and each of its Subsidiaries has conducted its business only in the ordinary course of business and consistent with past practice and:

(i) no material adverse change has occurred with respect to Corner Bay;

(ii) neither Corner Bay nor any of its Subsidiaries have incurred liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or the aggregate, have an adverse material effect on Corner Bay;

(iii) neither Corner Bay nor any of its Subsidiaries have experienced any damage, destruction or loss, whether covered by insurance or not, that would have a material adverse effect on Corner Bay;

(iv) neither Corner Bay nor any of its Subsidiaries have acquired or sold property or assets aggregating more than five percent of Corner Bay's total consolidated property and assets as at June 30, 2001, other than in the ordinary course of business and consistent with past practice;

(v) neither Corner Bay nor any of its Subsidiaries have entered into, amended, relinquished, terminated or failed to renew any material agreement, arrangement, commitment, understanding, license, permit, certificate, order, consent, approval or authorization, other than in the ordinary course of business and consistent with past practice or as would not, individually or in the aggregate, have a material adverse affect on Corner Bay;

(vi) there has been no material increase in or modification to the compensation payable or to become payable by Corner Bay or any of its Subsidiaries to any of their respective directors, officers or employees, or any grant by Corner Bay or any of its Subsidiaries to any of their respective directors, officers or employees of any increase in severance or termination pay;

(vii) there has not been any material increase in or modification to any Benefit Plan for any of Corner Bay's or its Subsidiaries' current or former employees or consultants (or their relatives);

(viii) Corner Bay has not made any change in its accounting methods, principles or practices, including the basis upon which its assets and liabilities are recorded on its books or its earnings, profits and losses are ascertained;

(ix) neither Corner Bay nor any of its Subsidiaries have amended their constating documents;

(x) Corner Bay has not declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital;

(xi) Corner Bay has not redeemed, repurchased or otherwise acquired any Corner Bay Shares;

(xii) no resolution to approve a subdivision, consolidation or reclassification of any of the Corner Bay Shares has been passed or presented to shareholders of Corner Bay; and

(xiii) neither Corner Bay nor any of its Subsidiaries have entered into any agreements, arrangements, commitments or understandings to take any action which, if taken prior to the date of this Agreement, would have made any representation or warranty of Corner Bay in this Agreement materially untrue or incorrect as of the date when made;

Restrictions on Business Activities

(ad) There are no agreements, arrangements, commitments, understandings, judgments, orders, warrants, writs, injunctions or decrees binding upon Corner Bay or any of its Subsidiaries that has or could have the effect of prohibiting or materially restricting or impairing any business practice of Corner Bay or any of its Subsidiaries, any acquisition of property or assets by Corner Bay or any of its Subsidiaries or the conduct of business by Corner Bay or any of its Subsidiaries as currently conducted, other than any such agreements, arrangements, commitments, understandings, judgments, orders, awards, writs, injunctions or decrees which would not, individually or in the aggregate, have a material adverse effect on Corner Bay;

Compliance

(ae) Corner Bay and each of its Subsidiaries has complied with and is not in violation of:

(i) its constating documents, shareholders' agreements or any resolution of its directors or shareholders;

(ii) any Applicable Laws;

(iii) any judgment, order, ruling or decree of any Governmental Authority having jurisdiction over Corner Bay, any of its Subsidiaries or any of their respective properties or assets,

other than instances of non-compliance or violations that would not, individually or in the aggregate, have a material adverse effect on Corner Bay;

Regulatory Approvals

(af) no consent, approval, order or authorization of, or filing with, any Governmental Authority with jurisdiction over Corner Bay, any of its Subsidiaries or any of their respective properties, assets or businesses is required to be obtained by Corner Bay or any of its Subsidiaries in connection with the execution and delivery by Corner Bay of this Agreement, the performance by Corner Bay of its obligations hereunder or the completion of the Arrangement other than:

(i) in connection with or in compliance with Applicable Securities Laws;

(ii) obtaining the Interim Order and Final Order, obtaining any approvals required by the Interim Order or the Final Order and filing the Final Order, the Articles of Arrangement and all related notices and reports with the Director; and

(iii) authorizations, consents, approvals, orders or filings, the failure of which to obtain or make would not, individually or in the aggregate, prevent or delay completion of the Arrangement or have a material adverse effect on Corner Bay;

Licenses and Permits

(ag) Corner Bay and each of its Subsidiaries owns, possesses or has obtained and is in compliance with all licenses, permits (including Environmental Permits), certificates, orders, consents, approvals and other authorizations of or from any Governmental Authority necessary to conduct its business as now conducted or proposed to be conducted, except for such licenses, permits, consents and other authorizations, the failure to own, possess, obtain or be in compliance with which would not, individually or in the aggregate, have a material adverse effect on Corner Bay;

Material Contracts

(ah) Corner Bay has provided to Pan American a list and has made available to Pan American for review all of the agreements, arrangements, commitments and understanding that are material to the business and operations of Corner Bay and its Subsidiaries, taken as a whole, including the Alamo Ocho Option Agreement and the Surface Rights Agreements (collectively the "**Corner Bay Contracts**");

(ai) each Corner Bay Contract is a valid and binding agreement in full force and effect;

(aj) neither Corner Bay nor any of its Subsidiaries is in material breach of and no event of default relating to Corner Bay or any of its Subsidiaries has occurred under any Corner Bay Contracts and, to the knowledge of Corner Bay, none of the other parties to any of the Corner Bay Contracts are in material breach of and no event of default relating to such other party has occurred under any of the Corner Bay Contracts, except for breaches or events of default that have been cured or waived or breaches or events of default that would not, individually or in the aggregate, have a material adverse effect on Corner Bay;

Employment Matters

(ak) Corner Bay has provided to Pan American complete copies of, or information describing the material terms of:

(i) all employment agreements or contracts for services between Corner Bay and any of its Subsidiaries and any of their respective directors, officers or employees;

(ii) all written or oral policies, agreements, obligations or understandings providing for severance or termination payments to any director, officer or employee of Corner Bay or any of its Subsidiaries, except for obligations to provide reasonable notice to employees hired for indefinite terms who are dismissed without cause; and

(iii) all Benefit Plans of Corner Bay and its Subsidiaries;

(al) neither Corner Bay nor any of its Subsidiaries is a party to a collective bargaining agreement or is subject to any application for certification or, to the knowledge of Corner Bay or any of its Subsidiaries, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. Nor are there any current, pending or, to the knowledge of Corner Bay, threatened strikes or lockouts at any of Corner Bay's, its Subsidiaries' facilities or involving any of their respective contractors;

(am) neither Corner Bay nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other claim in contract or in tort, nor is any such claim or any litigation, arbitration or mediation pending or, to the knowledge of Corner Bay, threatened, relating to employment or termination of employment of employees or independent contractors, other than claims, litigation, arbitration or mediation that, individually or in aggregate, amount to less than $100,000;

(an) Corner Bay and all of its Subsidiaries have operated in all material respects in accordance with all Applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety laws, workers' compensation, human rights and labour relations, and there are no pending or, to the knowledge of Corner Bay or any of its Subsidiaries, threatened proceedings against Corner Bay or any of its Subsidiaries before any Governmental Authority with respect to any of the foregoing matters, other than claims, litigation, arbitration or proceedings that, individually or in aggregate, amount to less than $100,000;

(ao) except for the Corner Bay Stock Option Plan, neither Corner Bay nor any of its Subsidiaries has established any material Benefit Plan for its current or former employees or consultants (or their relatives);

(ap) the execution and delivery of this Agreement, the performance by Corner Bay of its obligations under this Agreement and the completion of the Arrangement will not constitute an event or condition under any Benefit Plan that entitles an employee or former employee to a payment, promise of payment, acceleration or vesting of any other benefit to which that individual would not otherwise be entitled;

Title to Properties and Assets

(aq) Corner Bay and its Subsidiaries have good and sufficient right and title to their respective properties and assets (other than property and assets as to which Corner Bay or its Subsidiaries is a lessee, in which case it has a valid lease interest) necessary to permit the operation of their respective businesses as presently conducted, except for such defect in title that, individually or in the aggregate, would not have a material adverse effect on Corner Bay;

(ar) without limiting the generality of Subsection 3.1(aq):

(i) the Alamo Ocho Concession was granted on October 31, 2000, comprises 509 hectares, is registered in the name of Alfredo Duran Viramontes and expires on October 30, 2050;

(ii) Minera Corner Bay holds a valid and binding option to purchase the Alamo Ocho Concession from Alfredo Duran Viramontes and Roberto Duran Viramontes pursuant to the Alamo Ocho Option Agreement;

(iii) the Alamo Dorado Concession was granted on May 27, 1998, comprises a total area of 4,865 hectares, is registered in the name of Minera Corner Bay and expires on May 26, 2004;

(iv) the date of grant, total area, registration and expiry date of the Additional Concessions are as follows:

Concession Name	Date of Grant	Total Area	Registered in the Name of	Expiry Date
Alamo Dorado II	July 6, 2001	241.9 ha	Minera Corner Bay	July 5, 2007
Alamo Dorado III	July 6, 2001	216.8 ha	Minera Corner Bay	July 5, 2007
La Calera	July 6, 2001	715.9 ha	Minera Corner Bay	July 5, 2007
El Chinal	Nov. 22, 2001	3,220.2 ha	Minera Corner Bay	Nov. 21, 2006

(v) the Alamo Ocho, Alamo Dorado and Additional Concessions were properly located and denounced, all required location and validation was properly performed and the location notices and certificates were properly recorded and filed with appropriate Governmental Authorities;

(vi) all assessment work and tax payments required for Alfredo Duran Viramontes and Roberto Duran Viramontes to hold the Alamo Ocho Concession has been timely performed and paid through the year ending December 31, 2001 and the six-month semester ending June 30, 2002, respectively;

(vii) all assessment work and tax payments for Minera Corner Bay to hold the Alamo Dorado Concession and the Additional Concessions have been timely performed and paid through the year ending December 31, 2001 and the six-month semester ending June 30, 2002, respectively;

(viii) all affidavits of assessment work and other filings required to maintain the Alamo Ocho, Alamo Dorado and Additional Concessions in good standing have been properly and timely recorded and filed with appropriate Governmental Authorities in Mexico;

(ix) Federico Wilson Garcia, Griselda Berrelleza Mopoyoqui, the Community of El Maquipo, the Community of El Sombrerito, Daniel Wilson Garcia and Victoria Corral Sauceda are the owners of the Alamo Dorado Surface Rights; and

(x) Minera Corner Bay holds a valid and binding right to lease the Alamo Dorado Surface Rights pursuant to the Surface Rights Agreement;

(as) the properties and assets in which Corner Bay and each of its Subsidiaries hold an interest, including the interests of Minera Corner Bay in the Alamo Dorado Properties, are held free and clear of all Encumbrances, except for the obligation to make payments under the terms of the Alamo Dorado Option Agreement and the Surface Rights Agreement;

(at) neither Corner Bay nor any of its Subsidiaries has received notice of any material default in its title to any of its properties or assets, including the interests of Minera Corner Bay in the Alamo

Dorado Properties, which default is continuing and, individually or in the aggregate, would have a material adverse affect on Corner Bay or subject the title of Corner Bay or any of its Subsidiaries to any of their properties or assets, including the interests of Minera Corner Bay in the Alamo Dorado Properties, to cancellation or termination;

(au) the interests of Corner Bay and its Subsidiaries in the properties and assets in which they hold an interest, including the interest of Minera Corner Bay in the Alamo Dorado Properties, are not subject to reduction by virtue of a conversion or other alteration of the interest of any person under existing agreements, arrangements, commitments or understandings created or entered into by Corner Bay or any of its Subsidiaries;

(av) to the knowledge of Corner Bay and its Subsidiaries, there are no carried interests whereby Corner Bay or any of its Subsidiaries is obligated to pay a share of the costs of another person associated with any of the properties or assets in which Corner Bay or any of its Subsidiaries holds an interest, including the interests of Minera Corner Bay in the Alamo Dorado Properties;

(aw) Corner Bay and its Subsidiaries may enter into and upon and hold and enjoy the properties in which Corner Bay or any of its Subsidiaries holds an interest, including the interests of Minera Corner Bay in the Alamo Dorado Properties, for the residue of their respective terms for their own use and benefit without any lawful interruption of or by any other person;

(ax) no royalty or similar payment is required to be made by Corner Bay or any of its Subsidiaries at present or in the future in respect of any properties or assets in which Corner Bay or any of its Subsidiaries holds an interest, including the interests of Minera Corner Bay in the Alamo Dorado Properties, except for the obligation of Minera Corner Bay to make payments under the Alamo Dorado Option Agreement and the Surface Rights Agreement and obligations to make payments to Governmental Authorities pursuant to Applicable Law;

Mineral Reserves

(ay) the proven and probable reserves for the Alamo Dorado Concessions as set forth in Corner Bay's Form 20-F for its financial year ended June 30, 2001, were prepared in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with SEC disclosure requirements and were, at such date, true and correct in all material respects;

Environmental Matters

(az) except for matters that would not, individually or in the aggregate, have a material adverse effect on Corner Bay:

(i) each of Corner Bay and its Subsidiaries is in possession of all licenses, permits, certificates, orders, consents, approvals or other authorizations necessary under Environmental Laws to own, lease and operate its properties and to conduct its respective business and operations as now conducted or proposed to be conducted (collectively, the "**Environmental Permits**"); and

(ii) Corner Bay and its Subsidiaries (and their respective businesses and operations) have been and are now in material compliance with all Environmental Permits and Environmental Laws.

(ba) neither Corner Bay nor any of its Subsidiaries is aware of, or is subject to:

(i) any Environmental Permits or Environmental Laws that require or may require:

(A) any material work, repairs, construction, change in business practices or operations; or

(B) any expenditures, including capital expenditures, for facility upgrades, environmental investigation and remediation expenditures, or any other similar expenditures;

(ii) any written demand, written notice of default, summons, notice of judgment or commencement of proceedings with respect to any breach, liability or remedial action (or any alleged breach, liability or remedial action) arising under Environmental Laws;

(iii) any obligations of Corner Bay or any of its Subsidiaries to remedy, pay compensation, or make any payment in the nature of a fine in relation to any breach of Environmental Permits or Environmental Laws;

(iv) any material changes in the terms or conditions of any Environmental Permit or any material renewal, modification, revocation, reissuance, alteration, transfer or amendment of any Environmental Permit; or

(v) any review by, or approval of, any Governmental Authority required, in relation to Environmental Permit or Environmental Laws, in connection with the execution and delivery of this Agreement, the completion of the Arrangement or the continuation of the business or operations of Corner Bay or any of its Subsidiaries following completion of the Arrangement;

that would, individually or in the aggregate, have a material adverse effect on Corner Bay;

Litigation

(bb) except as has been disclosed in the Corner Bay Public Record or as has otherwise been disclosed in writing by Corner Bay to Pan American on or prior to the date hereof, there is no claim, suit, action, arbitration, review, proceeding or investigation pending, or to the knowledge of Corner Bay, threatened by or against Corner Bay or any of its Subsidiaries or affecting any of their respective properties, assets or businesses before or by any Governmental Authority that if adversely determined, individually or in the aggregate, would have a material adverse effect on Corner Bay or prevent or delay consummation of the Arrangement or the other transactions contemplated by this Agreement, nor to the knowledge of Corner Bay is there any basis for any such claim, suit, action, arbitration, review, proceeding or investigation;

(bc) neither Corner Bay, nor any of its Subsidiaries, nor any of their respective assets, properties or businesses, is subject to an outstanding judgment, order, award, writ, injunction or decree exceeding $100,000 or which would have a material adverse effect on Corner Bay or prevent or delay consummation of the Arrangement or the other transactions contemplated by this Agreement;

Insurance

(bd) Corner Bay and its Subsidiaries have policies of insurance currently in force naming one or more of Corner Bay or its Subsidiaries as an insured that adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Corner Bay and its Subsidiaries, having regard to the nature of the relevant risks and the relative cost of obtaining insurance. All such policies of insurance will remain in force and effect from the date hereof to and including the Effective Date and will not be cancelled or otherwise terminated as a result of the Arrangement or the other transactions contemplated hereby other than such cancellations as would not, individually or in the aggregate, have a material adverse affect on Corner Bay;

Tax Matters

(be) all Returns required to be filed by or on behalf of Corner Bay or any of its Subsidiaries in respect of taxes under the income or any other tax legislation of Canada, any other province of Canada or any foreign country having jurisdiction over the affairs of Corner Bay or any of its Subsidiaries, for all prior periods in respect of which such filings have heretofore been required have been duly filed and such Returns are true, complete and correct in all material respects. All Taxes now owing by Corner Bay or any of its Subsidiaries have been paid or accrued on Corner Bay's or its Subsidiaries' books and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; there are no assessment or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority by Corner Bay or any of its Subsidiaries; Corner Bay and each of its Subsidiaries have withheld from each payment made to any of their officers, directors and employees and former officers, directors and employees the amount of all Taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other Governmental Authority within the time required under any applicable tax legislation;

(bf) Corner Bay has paid or provided adequate accruals in its financial statements for the year ended June 30, 2001 and for the nine month period ended March 31, 2002 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada;

(bg) no deficiencies exist or have been asserted with respect to Taxes of Corner Bay or any of its Subsidiaries, neither Corner Bay nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of taxes, nor has such event been asserted or threatened against Corner Bay or any of its Subsidiaries or any of their respective properties or assets, except where such deficiencies, actions or proceedings, individually or in the aggregate, would not have a material adverse effect on Corner Bay;

Acquisition Proposals

(bh) no Acquisition Proposal is currently under discussion, consideration or negotiation by Corner Bay or, to its knowledge, any of its Representatives,

Fees and Commissions

(bi) no person is entitled to any broker's or finder's fee or other fee, commission or compensation payable by Corner Bay or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, including the Arrangement, except for:

(i) Griffiths McBurney in respect of the preparation of the Griffiths McBurney Fairness Opinion pursuant to an agreement a copy of which has been provided to Pan American;

(ii) soliciting dealers or proxy solicitation firms that may be engaged by Corner Bay in connection with the Corner Bay Meeting on usual commercial terms;

(iii) fees payable to Corner Bay's legal and accounting advisors; and

(iv) filing fees payable to Governmental Authorities in the ordinary course in respect of the Arrangement; and

Joint Circular

(bj) the information that will be contained in the Joint Circular with respect to Corner Bay and its Subsidiaries will be true and complete in all material respects, will not contain any misrepresentation (as defined in Canadian Securities Laws), will not contain an untrue statement of a material fact, will not omit to state any material fact relating thereto required to be stated or which is necessary in order to make the statements made therein not misleading in light of the circumstances under which they were made, and all financial statements of Corner Bay contained therein or incorporated therein by reference will present fairly its financial position as of the dates provided therein and the results of its operations and changes in financial position for the periods then ended and will be prepared in accordance with Canadian generally accepted accounting principles consistently applied.

3.2 Representations and Warranties of Pan American

Pan American represents and warrants to Corner Bay as follows and acknowledges that Corner Bay is relying upon these representations and warranties in entering into this Agreement:

Organization

(a) Pan American is a company incorporated and validly existing under the laws of British Columbia, has the corporate power and capacity to own or lease its property and assets and to carry on its business as presently owned, leased or conducted, and is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties and assets, owned or leased, or the nature of its business make such qualification necessary;

Capitalization

(b) Pan American's authorized capital consists of 100,000,000 common shares without par value, of which, as of July 15, 2002, 43,181,662 Pan American Shares were validly issued and outstanding as fully paid and non-assessable shares;

(c) except for 1,182,960 Pan American Options validly granted and warrants outstanding to purchase up to 669,360 Pan American Shares, as of July 15, 2002, there were no options, warrants, conversion privileges, rights, agreements, understandings, commitments or other obligations (whether by law, pre-emptive or contractual) of Pan American to:

(i) issue or sell any shares or other ownership interests in Pan American or securities or obligations of any kind convertible into or exchangeable for shares or other ownership interests in Pan American; or

(ii) acquire any shares or ownership interests of any other person;

(d) there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income, share price or any other attribute of Pan American or its business or operations;

(e) there are no outstanding bonds, debentures or other evidences of indebtedness of Pan American having the right to vote (or convertible into or exchangeable for securities having the right to vote) with Pan American Shareholders on any matter;

(f) no shareholders' rights plan exists in relation to the Pan American Shares;

(g) all securities of Pan American (including all options, warrants, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all Applicable Securities Laws and all securities to be issued upon exercise of any such options, warrants, rights and other convertible or exchangeable securities will be issued in compliance with all Applicable Securities Laws;

Subsidiaries

(h) each of the Pan American Subsidiaries, is a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation, has the corporate power and capacity to own or lease its property and assets and to carry on its business as presently owned, leased or conducted by it, and is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties and assets, owned or leased, or the nature of its business makes such qualification necessary;

(i) Pan American directly or indirectly beneficially owns all, or substantially all, of the issued and outstanding shares and other ownership interests of each of the Pan American Subsidiaries;

(j) all of the issued and outstanding shares and other ownership interests of the Pan American Subsidiaries are validly issued, fully paid and non-assessable;

(k) there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of any of the Pan American Subsidiaries or their businesses or operations;

Authority Relative to this Agreement

(l) Pan American has the corporate power, capacity and authority to enter into and perform its obligations under this Agreement and all documents and agreements contemplated by this Agreement to which Pan American is or will be a party;

(m) the execution and delivery of this Agreement by Pan American and the performance by Pan American of its obligations hereunder have been duly authorized by the Board of Directors of Pan American and no other corporate proceeding on the part of Pan American is necessary to authorize this Agreement or the transactions contemplated hereby, other than the approval of:

  (i) the Joint Circular and other matters relating solely thereto, by the Board of Directors of Pan American;

  (ii) materials to be filed with the Court in connection with the applications for the Interim and Final Orders by the Board of Directors of Pan American;

  (iii) any matters required by the Interim Order or the Final Order to be authorized by the Board of Directors of Pan American or by the Pan American Shareholders;

  (iv) the Pan American Resolution by ordinary resolution of the Pan American Shareholders; and

  (v) the filing of a registration statement with the SEC following the Effective Date covering the issuance of Pan American Shares upon the exercise of Pan American Warrants received by Corner Bay Shareholders in the United States in connection with the Arrangement pursuant to Subsection 7.4(b) hereof;

(n) this Agreement has been duly executed and delivered by Pan American and is a legal, valid and binding obligation of Pan American, enforceable against Pan American in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally and to the availability of equitable remedies;

(o) the execution and delivery by Pan American of this Agreement, and the performance by Pan American of its obligations hereunder and the completion of the Arrangement will not:

(i) result in a violation or breach of any provision of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, require any consent to be obtained under, or give to others any rights of termination, amendment, acceleration or cancellation of or under:

(A) Pan American's or any of its Subsidiaries' constating documents, shareholders' agreements or any resolution of their respective directors or shareholders;

(B) any Applicable Laws (subject to obtaining the authorizations, consents and approvals referred to in Section 5.1), that would, individually or in the aggregate, have a material adverse effect on Pan American;

(C) any license, permit (including any Environmental Permit), certificate, order, consent, approval or other authorization relevant to the business, properties or assets of Pan American or any of its Subsidiaries that would, individually or in the aggregate, have a material adverse effect on Pan American;

(D) any agreement, arrangement, commitment or understanding to which Pan American or any of its Subsidiaries is a party or by which any of Pan American's or its Subsidiaries' property or assets is bound or affected, that would, individually or in the aggregate, have a material adverse effect on Pan American;

(ii) give rise to any right of termination or acceleration of indebtedness, cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available;

(iii) result in the imposition of an Encumbrance upon any of the properties or assets of Pan American or any of its Subsidiaries that would, individually or in the aggregate, have a material adverse effect on Pan American; or

(iv) give rise to any option, right of first refusal or similar right becoming exercisable by a third party that would have a material adverse effect on Pan American or prevent or delay the completion of the Arrangement;

Disclosure

(p) Pan American has been a "reporting issuer" or the equivalent under the Applicable Securities Laws of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec for the past 18 months;

(q) since January 1, 2001, Pan American has prepared and filed with appropriate Governmental Authorities all documents required to be filed by it under Applicable Securities Laws (collectively, the "**Pan American Public Record**") and such documents, as of the time they were filed:

(i) did not contain any misrepresentations (as defined in applicable Canadian Securities Laws relating to such document);

(ii) did not fail to state a material fact required to be stated in order to make the statements contained in such document not misleading in light of the circumstances in which they were made; and

(iii) complied in all material respects with the requirements of Applicable Securities Laws;

(r) Pan American has not filed any confidential material change report or the equivalent thereof under Applicable Securities Laws with any Governmental Authority that currently remains confidential;

(s) to the knowledge of Pan American, there is no fact that Pan American has not disclosed to Corner Bay orally or in writing or made available for review to Corner Bay as part of its due diligence investigations that has had or would have a material adverse effect on Pan American;

(t) all documents and written information delivered by Pan American or any of Pan American's Representatives to Corner Bay or any of Corner Bay's Representatives are complete and correct in all material respects;

Financial Statements

(u) the audited consolidated financial statements for Pan American as at, and for each of the 12-month periods ended, December 31, 2001 and 2000:

(i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis with prior periods; and

(ii) present fairly, in all material respects, the consolidated financial condition of Pan American at the respective dates indicated and the consolidated results of operations and cash flows of Pan American for the periods covered;

Books and Records

(v) the books, records and accounts of Pan American and its Subsidiaries, in all material respects:

(i) have been maintained in accordance with good business practices on a basis consistent with prior years;

(ii) are stated in reasonable detail and accurately and fairly reflect the transactions, including the acquisition and disposition of properties and assets, of Pan American and its Subsidiaries; and

(iii) accurately and fairly reflect the basis for Pan American's consolidated financial statements;

(w) Pan American has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

(i) transactions are executed in accordance with management's general or specific authorization; and

(ii) transactions are recorded as is necessary:

(A) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or any other criteria applicable to such statements; and

(B) to maintain accountability for assets;

(x) the corporate records and minute books of Pan American and its Subsidiaries have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects;

Absence of Changes

(y) except as disclosed in the Pan American Public Record or previously disclosed in writing to Corner Bay on or prior to the date hereof, since December 31, 2001, Pan American and each of its Subsidiaries has conducted its business only in the ordinary course of business and consistent with past practice and:

(i) no material adverse change has occurred with respect to Pan American;

(ii) neither Pan American nor any of its Subsidiaries have incurred liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or the aggregate, have an adverse material effect on Pan American;

(iii) neither Pan American nor any of its Subsidiaries have experienced any damage, destruction or loss, whether covered by insurance or not, that would have a material adverse effect on Pan American;

(iv) neither Pan American nor any of its Subsidiaries have acquired or sold property or assets aggregating more than five percent of Pan American's total consolidated property and assets as at June 30, 2001, other than in the ordinary course of business and consistent with past practice;

(v) neither Pan American nor any of its Subsidiaries have entered into, amended, relinquished, terminated or failed to renew any material agreement, arrangement, commitment, understanding, license, permit, certificate, order, consent, approval or authorization, other than in the ordinary course of business and consistent with past practice or as would not, individually or in the aggregate, have a material adverse affect on Pan American;

(vi) there has been no material increase in or modification to the compensation payable or to become payable by Pan American or any of its Subsidiaries to any of their respective directors, officers or employees, or any grant by Pan American or any of its Subsidiaries to any of their respective directors, officers or employees of any increase in severance or termination pay;

(vii) there has not been any material increase in or modification to any Benefit Plan for any of Pan American's or its Subsidiaries' current or former employees or consultants (or their relatives);

(viii) Pan American has not made any change in its accounting methods, principles or practices, including the basis upon which its assets and liabilities are recorded on its books or its earnings, profits and losses are ascertained;

(ix) neither Pan American nor any of its Subsidiaries have amended their constating documents;

(x) Pan American has not declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital;

(xi) Pan American has not redeemed, repurchased or otherwise acquired any Pan American Shares;

(xii) no resolution to approve a subdivision, consolidation or reclassification of any of the Pan American Shares has been passed or presented to shareholders of Pan American; and

(xiii) neither Pan American nor any of its Subsidiaries have entered into any agreements, arrangements, commitments or understandings to take any action which, if taken prior to the date of this Agreement, would have made any representation or warranty of Pan American in this Agreement materially untrue or incorrect as of the date when made;

Restrictions on Business Activities

(z) There are no agreements, arrangements, commitments, understandings, judgments, orders, warrants, writs, injunctions or decrees binding upon Pan American or any of its Subsidiaries that has or could have the effect of prohibiting or materially restricting or impairing any business practice of Pan American or any of its Subsidiaries, any acquisition of property or assets by Pan American or any of its Subsidiaries or the conduct of business by Pan American or any of its Subsidiaries as currently conducted, other than any such agreements, arrangements, commitments, understandings, judgments, orders, awards, writs, injunctions or decrees which would not, individually or in the aggregate, have a material adverse effect on Pan American;

Compliance

(aa) Pan American and each of its Subsidiaries has complied with and is not in violation of:

(i) its constating documents, shareholders' agreements or any resolution of its directors or shareholders;

(ii) any Applicable Laws;

(iii) any judgment, order, ruling or decree of any Governmental Authority having jurisdiction over Pan American, any of its Subsidiaries or any of their respective properties or assets,

other than instances of non-compliance or violations that would not, individually or in the aggregate, have a material adverse effect on Pan American;

Regulatory Approvals

(ab) no consent, approval, order or authorization of, or filing with, any Governmental Authority with jurisdiction over Pan American, any of its Subsidiaries or any of their respective properties, assets or businesses is required to be obtained by Pan American or any of its Subsidiaries in connection with the execution and delivery by Pan American of this Agreement, the performance by Pan American of its obligations hereunder or the completion of the Arrangement other than:

(i) in connection with or in compliance with Applicable Securities Laws;

(ii) obtaining the Interim Order and Final Order, obtaining any approvals required by the Interim Order or the Final Order and filing the Final Order, the Articles of Arrangement and all related notices and reports with the Director; and

(iii) authorizations, consents, approvals, orders or filings, the failure of which to obtain or make would not, individually or in the aggregate, prevent or delay completion of the Arrangement or have a material adverse effect on Pan American;

Licenses and Permits

(ac) Pan American and each of its Subsidiaries owns, possesses or has obtained and is in compliance with all licenses, permits (including Environmental Permits), certificates, orders, consents, approvals and other authorizations of or from any Governmental Authority necessary to conduct its business as now conducted or proposed to be conducted, except for such licenses, permits, consents and other authorizations, the failure to own, possess, obtain or be in compliance with which would not, individually or in the aggregate, have a material adverse effect on Pan American;

Material Contracts

(ad) Pan American has provided to Corner Bay a list and has made available to Corner Bay for review all of the agreements, arrangements, commitments and understanding that are material to the business and operations of Pan American and its Subsidiaries, taken as a whole (collectively the "**Pan American Contracts**");

(ae) each Pan American Contract is a valid and binding agreement in full force and effect;

(af) neither Pan American nor any of its Subsidiaries is in material breach of and no event of default relating to Pan American or any of its Subsidiaries has occurred under any Pan American Contracts and, to the knowledge of Pan American, none of the other parties to any of the Pan American Contracts are in material breach of and no event of default relating to such other party has occurred under any of the Pan American Contracts, except for breaches or events of default that have been cured or waived or breaches or events of default that would not, individually or in the aggregate, have a material adverse effect on Pan American;

Employment Matters

(ag) there are no current, pending or, to the knowledge of Pan American, threatened, strikes or lockouts at any of Pan American's or its Subsidiaries' facilities or involving any of their respective contractors;

(ah) neither Pan American nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other claim in contract or in tort, nor is any such claim or any litigation, arbitration or mediation pending or, to the knowledge of Pan American, threatened, relating to employment or termination of employment of employees or independent contractors, other than claims, litigation, arbitration or mediation that, individually or in aggregate, amount to less than $500,000;

(ai) Pan American and all of its Subsidiaries have operated in all material respects in accordance with all Applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety laws, workers' compensation, human rights and labour relations, and there are no pending or, to the knowledge of Pan American or any of its Subsidiaries, threatened proceedings against Pan American or any of its Subsidiaries before any

Governmental Authority with respect to any of the foregoing matters, other than claims, litigation, arbitration or proceedings that, individually or in aggregate, amount to less than $500,000;

(aj) Pan American and its Subsidiaries operate in all material respects in accordance with the terms of the collective agreements to which any of them are parties and there are no pending or, to the knowledge of Pan American, threatened grievances or arbitrations alleging a breach or breaches of those collective agreements that would, individually or in the aggregate, have a material adverse affect on Pan American;

(ak) in respect of Pan American's and its Subsidiaries' Benefit Plans:

(i) to the knowledge of Pan American, there are no outstanding violations or defaults under such Benefit Plans nor any actions, suits, claims, demands, investigations, arbitration proceedings or other proceedings pending or, to the knowledge of Pan American, threatened with respect to any of the Benefit Plans that would, individually or in the aggregate, have a material adverse effect on Pan American;

(ii) to the extent required by Applicable Laws, such Benefit Plans are registered and have at all times been invested and administered in all material respects in accordance with any Applicable Laws and the terms of such Benefit Plans; and

(iii) no step has been taken and, to the knowledge of Pan American, no event has occurred and no condition or circumstance exists or has resulted in or could reasonably be expected to result in any Benefit Plan being ordered or acquired to be terminated or wound-up in whole or in part or having its registration under Applicable Laws refused or revoked, or being placed under administration of any trustee or receiver or any Governmental Authority, or require Pan American or any of its Subsidiaries to pay any Taxes, fees, penalties or levies under the Benefit Plans or Applicable Laws which could, individually or in the aggregate, have a material adverse effect on Pan American;

Title to Properties and Assets

(al) Pan American and its Subsidiaries have good and sufficient right and title to their respective properties and assets (other than property and assets as to which Pan American or its Subsidiaries is a lessee, in which case it has a valid lease interest) necessary to permit the operation of their respective businesses as presently conducted, except for such defect in title that, individually or in the aggregate, would not have a material adverse effect on Pan American;

(am) neither Pan American nor any of its Subsidiaries has received notice of any material default in its title to any of its properties or assets which default is continuing and, individually or in the aggregate, would have a material adverse affect on Pan American or subject the title of Pan American or any of its Subsidiaries to any of their properties or assets to cancellation or termination;

(an) Pan American and its Subsidiaries may enter into and upon and hold and enjoy the properties owned or leased by them for the residue of such properties' respective terms for their own use and benefit without any lawful interruption of or by any other person;

Mineral Reserves

(ao) the proven and probable reserves for the various mineral properties in which Pan American or any of its Subsidiaries holds an interest, as set forth in Pan American's annual information form for its financial year ended December 31, 2001, were prepared in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with the requirements of National Instrument 43-101, *Standards of Disclosure for Mineral Projects* and were, at such date, true and correct in all material respects;

Environmental Matters

(ap) except for matters that would not, individually or in the aggregate, have a material adverse effect on Pan American:

(i) each of Pan American and its Subsidiaries is in possession of all licenses, permits, certificates, orders, consents, approvals or other authorizations necessary under Environmental Laws to own, lease and operate its properties and to conduct its respective business and operations as now conducted or proposed to be conducted (collectively, the "**Environmental Permits**"); and

(ii) Pan American and its Subsidiaries (and their respective businesses and operations) have been and are now in material compliance with all Environmental Permits and Environmental Laws.

(aq) neither Pan American nor any of its Subsidiaries is aware of, or is subject to:

(i) any Environmental Permits or Environmental Laws that require or may require:

(A) any material work, repairs, construction, change in business practices or operations; or

(B) any expenditures, including capital expenditures, for facility upgrades, environmental investigation and remediation expenditures, or any other similar expenditures;

(ii) any written demand, written notice of default, summons, notice of judgment or commencement of proceedings with respect to any breach, liability or remedial action (or any alleged breach, liability or remedial action) arising under Environmental Laws;

(iii) any obligations of Pan American or any of its Subsidiaries to remedy, pay compensation, or make any payment in the nature of a fine in relation to any breach of Environmental Permits or Environmental Laws;

(iv) any material changes in the terms or conditions of any Environmental Permit or any material renewal, modification, revocation, reissuance, alteration, transfer or amendment of any Environmental Permit; or

(v) any review by, or approval of, any Governmental Authority required, in relation to Environmental Permit or Environmental Laws, in connection with the execution and delivery of this Agreement, the completion of the Arrangement or the continuation of the business or operations of Pan American or any of its Subsidiaries following completion of the Arrangement;

that would, individually or in the aggregate, have a material adverse effect on Pan American;

Litigation

(ar) except as has been disclosed in the Pan American Public Record or as has otherwise been disclosed in writing by Pan American to Corner Bay on or prior to the date hereof, there is no claim, suit, action, arbitration, review, proceeding or investigation pending, or to the knowledge of

Pan American, threatened by or against Pan American or any of its Subsidiaries or affecting any of their respective properties, assets or businesses before or by any Governmental Authority that if adversely determined, individually or in the aggregate, would have a material adverse effect on Pan American or prevent or delay consummation of the Arrangement or the other transactions contemplated by this Agreement, nor to the knowledge of Pan American is there any basis for any such claim, suit, action, arbitration, review, proceeding or investigation;

(as) neither Pan American, nor any of its Subsidiaries, nor any of their respective assets, properties or businesses, is subject to an outstanding judgment, order, award, writ, injunction or decree exceeding $500,000 or which would have a material adverse effect on Pan American or prevent or delay consummation of the Arrangement or the other transactions contemplated by this Agreement;

Insurance

(at) Pan American and its Subsidiaries have policies of insurance currently in force naming one or more of Pan American or its Subsidiaries as an insured that adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Pan American and its Subsidiaries, having regard to the nature of the relevant risks and the relative cost of obtaining insurance. All such policies of insurance will remain in force and effect from the date hereof to and including the Effective Date and will not be cancelled or otherwise terminated as a result of the Arrangement or the other transactions contemplated hereby, other than such cancellations as would not, individually or in the aggregate, have a material adverse affect on Pan American;

Tax Matters

(au) all Returns required to be filed by or on behalf of Pan American or any of its Subsidiaries in respect of taxes under the income or any other tax legislation of Canada, any other province of Canada or any foreign country having jurisdiction over the affairs of Pan American or any of its Subsidiaries, for all prior periods in respect of which such filings have heretofore been required have been duly filed and such Returns are true, complete and correct in all material respects. All Taxes now owing by Pan American or any of its Subsidiaries have been paid or accrued on Pan American's or its Subsidiaries' books and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; there are no assessment or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority by Pan American or any of its Subsidiaries; Pan American and each of its Subsidiaries have withheld from each payment made to any of their officers, directors and employees and former officers, directors and employees the amount of all Taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other Governmental Authority within the time required under any applicable tax legislation;

(av) Pan American has paid or provided adequate accruals in its financial statements for the year ended December 31, 2001 and for the three month period ended March 31, 2002 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada;

(aw) no deficiencies exist or have been asserted with respect to Taxes of Pan American or any of its Subsidiaries, neither Pan American nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of taxes, nor has such event been asserted or threatened against Pan American or any of its Subsidiaries or any of their respective properties or assets, except where such deficiencies, actions or proceedings, individually or in the aggregate, would not have a material adverse effect on Pan American;

Fees and Commissions

(ax) no person is entitled to any broker's or finder's fee or other fee, commission or compensation payable by Pan American or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, including the Arrangement, except for:

(i) Canaccord in respect of the preparation of the Canaccord Fairness Opinion pursuant to an agreement a copy of which has been provided to Corner Bay;

(ii) soliciting dealers or proxy solicitation firms that may be engaged by Pan American in connection with the Pan American Meeting on usual commercial terms;

(iii) fees payable to Pan American's legal and accounting advisors; and

(iv) filing fees payable to Governmental Authorities in the ordinary course in respect of the Arrangement, the issuance of Pan American Shares and Pan American Warrants thereunder and the grant of Replacement Options thereunder; and

Joint Circular

(ay) the information that will be contained in the Joint Circular with respect to Pan American and its Subsidiaries will be true and complete in all material respects, will not contain any misrepresentation (as defined in Canadian Securities Laws), will not contain an untrue statement of a material fact, will not omit to state any material fact relating thereto required to be stated or which is necessary in order to make the statements made therein not misleading in light of the circumstances under which they were made, and all financial statements of Pan American contained therein or incorporated therein by reference will present fairly its financial position as of the dates provided therein and the results of its operations and changes in financial position for the periods then ended and will be prepared in accordance with Canadian generally accepted accounting principles consistently applied.

ARTICLE 4
COVENANTS

4.1 Covenants of Corner Bay

Corner Bay covenants and agrees that until the Effective Time or the earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement or consented to by Pan American in writing, Corner Bay will and will cause each of its Subsidiaries, to:

(a) conduct its business in the ordinary course of business and consistent with past practice;

(b) not, directly or indirectly, do or permit any of the following to occur:

(i) issue, sell, pledge, lease, dispose of, Encumber or agree to issue, sell pledge, lease, dispose of or Encumber:

(A) any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Corner Bay or any of its Subsidiaries, other than pursuant to the exercise of outstanding Corner Bay Options; or

(B) except in the ordinary course of business and consistent with past practice, any of its properties or assets, including any of the Alamo Dorado Properties;

(ii) grant any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of Corner Bay or any of its Subsidiaries or any of their businesses or operations;

(iii) amend or propose to amend its articles, by-laws or other constating documents;

(iv) subdivide, combine or reclassify any of its outstanding securities, or declare, set aside or pay any dividend or other distribution payable in cash, property, assets or otherwise with respect to its securities, other than any such amounts paid or payable by a Corner Bay Subsidiary to Corner Bay or to another Corner Bay Subsidiary;

(v) redeem, purchase or offer to purchase any of its securities, unless otherwise required by the terms of such securities;

(vi) reorganize, amalgamate, enter into a plan of arrangement with or merge, or agree with any other person to reorganize, amalgamate, enter into a plan of arrangement with or merge;

(vii) except in the ordinary course of business and consistent with past practice, acquire or agree to acquire, any securities or business of any person or acquire or agree to acquire any properties or assets which are, individually or in the aggregate, material to Corner Bay;

(viii) except in the ordinary course of business and consistent with past practice:

(A) satisfy or settle any claims, liabilities or legal actions which are, individually or in the aggregate, material, except such as have been reserved against in its financial statements or budgets delivered to Pan American;

(B) relinquish any contractual rights, which are, individually or in the aggregate, material; or

(C) enter into any interest rate, currency, metal or other commodity swaps, hedges or other similar financial or derivative instruments;

(ix) except in the ordinary course of business and consistent with past practice, incur or commit to provide guarantees, incur any indebtedness for borrowed money or issue any amount of debt securities;

(x) except in the ordinary course of business and consistent with past practice, or pursuant to existing employment, termination or compensation arrangements or policies or Benefit Plans:

(A) enter into, or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with; or

(B) grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any employees, officers or directors of Corner Bay or any of its Subsidiaries;

(xi) except as set forth in its approved capital budget disclosed in writing to Pan American prior to the date hereof, incur or commit to make any capital expenditures or capital related spending commitments;

(xii) settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the Arrangement or the other transactions contemplated by this Agreement;

(xiii) except in the ordinary course of business and consistent with past practice or as required by Applicable Law, modify in any material respect any Corner Bay Contract or enter into any new contract, agreement, commitment or arrangement which new contract, or series of related new contracts, would be material to, or which would have a material adverse effect on, Corner Bay;

(xiv) make any changes to its existing accounting practices, except as required by Applicable Laws or a change in generally accepted accounting principles, or make any material tax election inconsistent with past practice;

(xv) enter into or modify any agreement with a broker or financial advisor relating to the payment of fees or expenses; or

(xvi) any action that would, or may reasonably be expected to, be inconsistent with, interfere with or significantly impede the completion of the Arrangement or the other transactions contemplated by this Agreement or that would render, or that reasonably may be expected to render, any representation or warranty of Corner Bay to be untrue in any material respect at any time prior to the Effective Time as if made at that time;

(c) use its reasonable commercial efforts to cause its insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d) use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers and employees as a group up to the Effective Date and to maintain satisfactory relationships with contractors, suppliers, agents, distributors, customers and others having business relationships with its Subsidiaries;

(e) promptly inform Pan American of:

(i) any material adverse change, or any change which could reasonably be expected to become a material adverse change, in respect of Corner Bay;

(ii) any event occurring prior to the Effective Time that would render any representation or warranty of Corner Bay untrue in any material respect if made on and as of the Effective Date; or

(iii) any material breach by Corner Bay of its obligations under this Agreement;

(f) use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to Corner Bay's obligations set forth in Article 5 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, including its commercially reasonable efforts to:

(i) obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii) obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Applicable Laws;

(iii) effect all necessary registrations and filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Authorities;

(iv) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate the Arrangement or the other transactions contemplated hereby;

(v) fulfil all conditions and satisfy all provisions of this Agreement and the Arrangement; and

(vi) cooperate with Pan American in connection with the performance of its obligations hereunder;

(g) in all material respects, conduct itself so as to keep Pan American fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business;

(h) make or cooperate as necessary in the making of all other necessary filings and applications under all Applicable Laws required in connection with the Arrangement and the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws; and

(i) use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein will be true and correct in all material respects on and as of the Effective Date as if made thereon.

4.2 Covenants of Corner Bay Relating to the Arrangement

Corner Bay covenants and agrees that until the Effective Time or the earlier termination of this Agreement, except as expressly contemplated or permitted in this Agreement or consented to by Pan American in writing, it will, and will cause its Representatives to:

(a) in a timely and expeditious manner, but in any event not later than July 30, 2002, file, proceed with and diligently prosecute an application to the Court for the Interim Order;

(b) in a timely and expeditious manner:

(i) carry out the terms of the Interim Order;

(ii) prepare, in cooperation with Pan American, and file the Joint Circular with respect to the Corner Bay Meeting and the Pan American Meeting with all Governmental Authorities required by Applicable Law and deliver the Joint Circular to Corner Bay Shareholders and such other persons as required by the Interim Order and in accordance with Applicable Laws;

(iii) ensure that the Joint Circular complies in all material respects with all Applicable Laws and:

(A) is true and complete in all material respects;

(B) does not contain any misrepresentation (as defined in Canadian Securities Laws);

(C) does not contain an untrue statement of a material fact;

(D) does not omit to state any material fact required to be stated or which is necessary in order to make the statements made therein not misleading in light of the circumstances under which they were made;

with respect to the Arrangement, Corner Bay, any of its Subsidiaries or any of their respective properties, assets or business;

(iv) ensure that the financial statements of Corner Bay contained in the Joint Circular or incorporated therein by reference will present fairly Corner Bay's financial position as of the dates provided therein and the results of its operations and changes in financial position for the periods then ended and will be prepared in accordance with Canadian generally accepted accounting principles consistently applied;

(v) solicit proxies for the approval of the Arrangement Resolution in accordance with Applicable Law, the articles and by-laws of Corner Bay, the Joint Circular and the Interim Order;

(vi) convene the Corner Bay Meeting by no later than September 5, 2002 in accordance with the Interim Order, the articles and by-laws of Corner Bay and as otherwise required by Applicable Laws;

(vii) provide notice to Pan American of the Corner Bay Meeting and allow Pan American's Representatives to attend the Corner Bay Meeting, unless such attendance is prohibited by the Interim Order; and

(viii) conduct the Corner Bay Meeting in accordance with the Interim Order, the articles and by-laws of Corner Bay, and as otherwise required by Applicable Laws;

(c) in a timely and expeditious manner, prepare, in cooperation with Pan American, and file any mutually agreed (or otherwise required by Applicable Laws) amendments or supplements to the Joint Circular and deliver the amended or supplemented Joint Circular to Corner Bay Shareholders and such other persons as required by the Interim Order and in accordance with Applicable Laws;

(d) support the Arrangement and recommend to Corner Bay Shareholders prior to the mailing of the Joint Circular that they vote in favour of the Arrangement Resolution at the Corner Bay Meeting;

(e) subject to the approval of the Arrangement Resolution at the Corner Bay Meeting in accordance with the provisions of the Interim Order and the approval of the Pan American Resolution at the

Pan American Meeting, forthwith proceed with and diligently prosecute an application for the Final Order;

(f) in a timely and expeditious manner carry out the terms of the Interim Order and the Final Order and, subject to the receipt of the Final Order, the satisfaction of the conditions precedent in favour of Corner Bay herein and the receipt of the written confirmation from Pan American that the conditions precedent in favour of Pan American herein have been satisfied, file the Articles of Arrangement, the Final Order and such other supporting notices and documents with the Director as are necessary in order for the Arrangement to become effective;

(g) except for proxies and other non-substantive communications, furnish promptly to Pan American a copy of each notice, report, schedule or other document or communication delivered, filed or received by Corner Bay in connection with the Arrangement, the Interim Order, the Corner Bay Meeting or any other meeting of Corner Bay securityholders or class of securityholders which all such holders, as the case may be, are entitled to attend, any filings under Applicable Laws and any dealings with Governmental Authorities in connection with, or in any way affecting, the Arrangement or the other transactions contemplated herein;

(h) advise the Court prior to the granting of the Final Order, that if the Arrangement is approved, the Pan American Shares, the Pan American Warrants and the Replacement Options to be issued pursuant thereto will not require registration under the U.S. Securities Act by virtue of the Final Order;

(i) assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the Applicable Securities Laws for the issue by Pan American of Pan American Shares, Pan American Warrants and Replacement Options pursuant to the Arrangement and the resale of such

    (i) Pan American Shares; and

    (ii) Pan American Warrants in Canada,

(other than by "control persons" of Pan American, as that term or its equivalent is used in applicable Canadian Securities Laws, or "affiliates" of Pan American as that term is used in the U.S. Securities Laws); and

(j) assist and cooperate in the preparation by Pan American of a registration statement covering the issuance of Pan American Shares upon the exercise of Pan American Warrants received by Corner Bay Shareholders in the United States in connection with the Arrangement to be filed following the Effective Date pursuant to Section 7.4(b) hereof.

4.3 Covenants of Pan American

Pan American covenants and agrees that until the Effective Time or the earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement or consented to by Corner Bay in writing, Pan American will and will cause each of its Subsidiaries, to:

(a) conduct its business in the ordinary course of business and consistent with past practice;

(b) not, directly or indirectly, do or permit any of the following to occur:

(i) issue, sell, pledge, lease, dispose of, Encumber or agree to issue, sell pledge, lease, dispose of or Encumber:

(A) any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Pan American or any of its Subsidiaries, other than pursuant to the exercise of outstanding Pan American Options and outstanding warrants or the grant of Pan American Options in the ordinary course of business pursuant to the Pan American Stock Option Plan; or

(B) except in the ordinary course of business and consistent with past practice or in connection with the project debt facility with International Finance Corporation for the expansion of the La Colorada Project, any of its properties or assets;

(ii) grant any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of Pan American or any of its Subsidiaries or any of their businesses or operations;

(iii) amend or propose to amend its articles, by-laws or other constating documents;

(iv) subdivide, combine or reclassify any of its outstanding securities, or declare, set aside or pay any dividend or other distribution payable in cash, property, assets or otherwise with respect to its securities, other than any such amounts paid or payable by a Pan American Subsidiary to Pan American or to another Pan American Subsidiary;

(v) redeem, purchase or offer to purchase any of its securities, unless otherwise required by the terms of such securities;

(vi) reorganize, amalgamate, enter into a plan of arrangement with or merge, or agree with any other person to reorganize, amalgamate, enter into a plan of arrangement with or merge;

(vii) except in the ordinary course of business and consistent with past practice, acquire or agree to acquire, any securities or business of any person or acquire or agree to acquire any properties or assets which are, individually or in the aggregate, material to Pan American;

(viii) except in the ordinary course of business and consistent with past practice:

(A) satisfy or settle any claims, liabilities or legal actions which are, individually or in the aggregate, material, except such as have been reserved against in its financial statements or budgets delivered to Corner Bay;

(B) relinquish any contractual rights, which are, individually or in the aggregate, material; or

(C) enter into any interest rate, currency, metal or other commodity swaps, hedges or other similar financial or derivative instruments;

(ix) except in connection with a project debt facility with International Finance Corporation for the expansion of the La Colorada Project or in the ordinary course of business and consistent with past practice, incur or commit to provide guarantees, incur any indebtedness for borrowed money or issue any amount of debt securities;

(x) except in the ordinary course of business and consistent with past practice, or pursuant to existing employment, termination or compensation arrangements or policies or Benefit Plans, including the Pan American Stock Option Plan:

(A) enter into, or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or

(B) grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to,

any employees, officers or directors of Pan American or any of its Subsidiaries;

(xi) except in the ordinary course of business consistent with past practice or as set forth in its approved capital budget disclosed in writing to Corner Bay prior to the date hereof, incur or commit to make any capital expenditures or capital related spending commitments;

(xii) except in the ordinary course of business and consistent with past practice or as required by Applicable Law, modify in any material respect any Pan American Contract or enter into any new contract, agreement, commitment or arrangement which new contract, or series of related new contracts, would be material to, or which would have a material adverse effect on, Pan American;

(xiii) make any changes to its existing accounting practices, except as required by Applicable Laws or a change in generally accepted accounting principles, or make any material tax election inconsistent with past practice; or

(xiv) any action that would, or that reasonably may be expected to, be inconsistent with, interfere with or significantly impede the completion of the Arrangement or the transactions contemplated under this Agreement, or would render, or that reasonably may be expected to render, any representation or warranty of Pan American to be untrue in any material respect at any time prior to the Effective Time as if made at that time;

(c) use its reasonable commercial efforts to cause its insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d) use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with contractors, suppliers, agents, distributors, customers and others having business relationships with its Subsidiaries;

(e) promptly inform Corner Bay of:

(i) any material adverse change, or any change which could reasonably be expected to become a material adverse change, in respect of Pan American;

(ii) any event occurring prior to the Effective Time that would render any representation or warranty of Pan American untrue in any material respect if made on and as of the Effective Date; or

(iii) any material breach by Pan American of its obligations under this Agreement;

(f) use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to Pan American's obligations set forth in Article 5 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, including its commercially reasonable efforts to:

(i) obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii) obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Applicable Laws;

(iii) effect all necessary registrations and filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Authorities;

(iv) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate the Arrangement or the other transactions contemplated hereby;

(v) fulfil all conditions and satisfy all provisions of this Agreement and the Arrangement; and

(vi) cooperate with Corner Bay in connection with the performance of its obligations hereunder;

(g) in all material respects, conduct itself so as to keep Corner Bay fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business;

(h) make or cooperate as necessary in the making of all other necessary filings and applications under all Applicable Laws required in connection with the Arrangement and the other transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws; and

(i) use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein will be true and correct in all material respects on and as of the Effective Date as if made thereon.

4.4 Covenants of Pan American Relating to the Arrangement

Pan American covenants and agrees that until the Effective Time or the earlier termination of this Agreement, except as expressly contemplated or permitted in this Agreement or consented to by Corner Bay in writing, it will, and will cause its Representatives to:

(a) in a timely and expeditious manner, cooperate with Corner Bay in connection with the filing and prosecution of an application to the Court for the Interim Order;

(b) in a timely and expeditious manner:

(i) cooperate with Corner Bay in connection with Corner Bay's efforts to carry out the terms of the Interim Order;

(ii) prepare, in cooperation with Corner Bay, and file the Joint Circular with respect to the Pan American Meeting and the Corner Bay Meeting with all Governmental Authorities required by Applicable Law and deliver the Joint Circular to Pan American Shareholders and any other required persons in accordance with Applicable Laws;

(iii) ensure that the Joint Circular complies in all material respects with all Applicable Laws and:

(A) is true and complete in all material respects;

(B) does not contain any misrepresentation (as defined in Canadian Securities Laws);

(C) does not contain an untrue statement of a material fact;

(D) does not omit to state any material fact required to be stated or which is necessary in order to make the statements made therein not misleading in light of the circumstances under which they were made;

with respect to the Arrangement, Pan American, its Subsidiaries and any of their properties, assets or businesses;

(iv) ensure that the financial statements of Pan American contained in the Joint Circular or incorporated therein by reference will present fairly Pan American's financial position as of the dates provided therein and the results of its operations and changes in financial position for the periods then ended and will be prepared in accordance with Canadian generally accepted accounting principles consistently applied;

(v) solicit proxies for the approval of the Pan American Resolution in accordance with Applicable Law, the memorandum and articles of Pan American and the Joint Circular;

(vi) convene the Pan American Meeting by no later than September 5, 2002 in accordance with the memorandum and articles and by-laws of Pan American, and as otherwise required by Applicable Laws;

(vii) provide notice to Corner Bay of the Pan American Meeting and allow Corner Bay's Representatives to attend the Pan American Meeting; and

(viii) conduct the Pan American Meeting in accordance with the articles and by-laws of Pan American and as otherwise required by Applicable Laws;

(c) in a timely and expeditious manner, prepare, in cooperation with Corner Bay, and file any mutually agreed (or otherwise required by Applicable Laws) amendments or supplements to the Joint Circular and deliver the amended or supplemented Joint Circular to Pan American Shareholders and any other required person in accordance with Applicable Laws;

(d) support the Arrangement and recommend to Pan American Shareholders prior to the mailing of the Joint Circular that they vote in favour of the Pan American Resolution at the Pan American Meeting;

(e) subject to the approval of the Pan American Resolution at the Pan American Meeting and the approval of the Arrangement Resolution at the Corner Bay Meeting in accordance with the provisions of the Interim Order, cooperate with Corner Bay in connection with Corner Bay's efforts to prosecute an application for the Final Order;

(f) cooperate with Corner Bay in connection with Corner Bay's efforts to carry out the terms of the Interim Order and the Final Order and, subject to the receipt of the Final Order, the satisfaction of the conditions precedent in favour of Pan American herein and the receipt of the written confirmation of Corner Bay that the conditions precedent herein in favour of Corner Bay have been satisfied, cooperate with Corner Bay in connection with Corner Bay's efforts to file the Articles of Arrangement, the Final Order and such other supporting notices and documents with the Director as are necessary in order for the Arrangement to become effective;

(g) except for proxies and other non-substantive communications, furnish promptly to Corner Bay a copy of each notice, report, schedule or other document or communication delivered, filed or received by Pan American in connection with the Pan American Meeting or any other meeting of Pan American securityholders or class of securityholders which all such holders, as the case may be, are entitled to attend, any filings under Applicable Laws and any dealings with Governmental Authorities in connection with, or in any way affecting, the Arrangement or the other transactions contemplated herein; and

(h) assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the Applicable Securities Laws for the issue by Pan American of Pan American Shares, Pan American Warrants and Replacement Options pursuant to the Arrangement and the resale of such

    (i) Pan American Shares; and

    (ii) Pan American Warrants in Canada,

    (other than by "control persons" of Pan American, as that term or its equivalent is used in applicable Canadian Securities Laws, or "affiliates" of Pan American as that term is used in the U.S. Securities Laws);

(i) at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Pan American Shares to meet the obligations of Pan American under the Arrangement, the Pan American Warrants and the Replacement Options;

(j) at or prior to the Effective Time, create and reserve for issuance a sufficient number of Pan American Warrants to meet the obligations of Pan American under the Arrangement;

(k) at or prior to the Effective Time, create and grant a sufficient number of Replacement Options to meet the obligations of Pan American under the Arrangement;

(l) take all necessary action and to have listed and posted for trading on the Stock Exchanges the Pan American Shares to be issued in connection with the Arrangement and the exercise of the Pan American Warrants and the Replacement Options;

(m) take all necessary action to have listed and posted for trading on the TSX the Pan American Warrants to be issued in connection with the Arrangement; and

(n) as soon as the current residency restrictions of the *Company Act* (British Columbia) which require that a majority of the members of Pan American's Board of Directors be residents of Canada, are no longer applicable to Pan American, take all necessary action to increase the size of Pan American's Board of Directors to eight directors and appoint Peter Mordaunt to Pan American's Board of Directors.

4.5 Access to Information

Subject to Section 5 of the Letter Agreement, upon reasonable notice, Corner Bay will (and will cause each of its Subsidiaries to) afford Pan American's Representatives access, during normal business hours from the date hereof and until the earlier of the Effective Time or the termination of this Agreement, to its properties, assets, books, contracts and records as well as to its management personnel, and, during such period, Corner Bay will (and will cause each of its Subsidiaries to) furnish promptly to Pan American all information concerning its business, properties and personnel as Pan American may reasonably request. Subject to the Confidentiality Agreement, Pan American will (and will cause each of its Subsidiaries to) provide the same access to Corner Bay and its Representatives on the same terms and conditions.

ARTICLE 5
CONDITIONS

5.1 Mutual Conditions

The respective obligations of the Parties to complete the transactions contemplated herein are subject to the fulfilment of the following conditions at or prior to the Effective Time:

(a) the Court has granted the Interim Order in form and substance satisfactory to Pan American and Corner Bay, acting reasonably, and the Interim Order has not been set aside or modified in a manner unacceptable to Pan American or Corner Bay, on appeal or otherwise;

(b) the Option Termination Agreements have been executed and delivered by Corner Bay and by each Terminated Individual, in form and substance satisfactory to Pan American and Corner Bay, acting reasonably, and such Option Termination Agreements remain valid and binding agreements of the parties thereto in full force and effect;

(c) the Corner Bay Shareholders have duly passed the Arrangement Resolution at the Corner Bay Meeting in accordance with the Interim Order, the articles and by-laws of Corner Bay and any Applicable Laws, and the Arrangement Resolution has not been rescinded or amended;

(d) the Pan American Shareholders have duly passed the Pan American Resolution at the Pan American Meeting in accordance with the memorandum and articles of Pan American and any Applicable Laws, and the Pan American Resolution has not been rescinded or amended;

(e) the Court has granted the Final Order, which order will find that, before approving the Arrangement, the terms and conditions of the exchanges pursuant to this Agreement are fair to the holders of the Corner Bay Shares and Corner Bay Options and will be in form and substance satisfactory to both Pan American and Corner Bay, acting reasonably and having regard to this Agreement, and will not have been modified or set aside in a manner that is unacceptable to Pan American or Corner Bay, acting reasonably, on appeal or otherwise;

(f) the Articles of Arrangement, in form and substance satisfactory to Pan American and Corner Bay, acting reasonably and a certified copy of the Final Order will have been accepted by the Director for filing;

(g) no Applicable Law, is in force, and no action has been taken under any Applicable Laws or by any Governmental Authority, that:

    (i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgement or assessment of damages, directly or indirectly, relating to the Arrangement or any other transactions contemplated herein which would have a material adverse effect on either Pan American or Corner Bay;

(h) all consents, waivers, permits, orders and approvals of any Governmental Authority or other person, and the expiry or termination of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain or the non-expiry or non-termination of which would have material adverse effect on either Pan American or Corner Bay, or would prevent or delay the completion of the Arrangement, have been obtained or received on terms satisfactory to Pan American and Corner Bay, acting reasonably, and evidence of the same satisfactory to Pan American and Corner By, acting reasonably, has been delivered to each Party;

(i) the TSX has conditionally approved the listing thereon of the Pan American Shares to be exchanged with Corner Bay Shareholders pursuant to the Arrangement and the Pan American Shares issuable pursuant to the exercise of the Pan American Warrants and the Replacement Options, subject only to such conditions, including the filing of documentation, as are acceptable to Pan American and Corner Bay acting reasonably;

(j) the TSX has conditionally approved the listing thereon of the Pan American Warrants to be exchanged with Corner Bay Shareholders pursuant to the Arrangement, subject only to such conditions, including the filing of documentation, as are acceptable to Pan American and Corner Bay acting reasonably;

(k) Pan American will have notified Nasdaq of the issuance of Pan American Shares and Pan American Warrants pursuant to the Arrangement and the grant of Replacement Options pursuant to the Arrangement in accordance with Applicable Securities Laws;

(l) the distribution of the Pan American Shares and Pan American Warrants in Canada pursuant to the Arrangement is exempt from registration and prospectus requirements of applicable Canadian Securities Laws and, except with respect to persons deemed to be "control persons" or the equivalent under applicable Canadian Securities Laws, the Pan American Shares and Pan American Warrants to be distributed in Canada pursuant to the Arrangement are not subject to any resale restrictions under applicable Canadian Securities Laws;

(m) the distribution of the Pan American Shares and Pan American Warrants in the United States pursuant to the Arrangement is exempt from registration requirements under the U.S. Securities Act and, except with respect to persons deemed "affiliates" of Pan American under the U.S. Securities Act, the Pan American Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the U.S. Securities Act or the U.S. Exchange Act; and

(n) this Agreement will not have been terminated pursuant to Article 9.

The conditions precedent in this Section 5.1 are for the mutual benefit of the Parties and may be waived, in whole or in part, at any time if waived by both Parties, such waiver being without prejudice to any other rights that each Party may have. If any of such conditions precedent are not complied with or waived as aforesaid on or before the date required for the performance thereof, either of the Parties may, subject to Section 5.4, rescind and terminate this Agreement by written notice to the other Party and will have no other right or remedy, except as set forth in Articles 6, if applicable, or 9.

5.2 Conditions to Obligations of Pan American

The obligations of Pan American to complete the transactions contemplated herein are subject to the fulfilment of the following conditions at or prior to the Effective Time:

(a) the representations and warranties made herein by Corner Bay will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event they will be true as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement, or except for any failures or breaches of representations and warranties which, individually or in the aggregate, would not have a material adverse effect on Corner Bay or prevent or delay the completion of the Arrangement or the other transactions contemplated hereby), and Corner Bay will have provided to Pan American a certificate of two qualified officers of Corner Bay, certifying such accuracy on the Effective Date;

(b) Corner Bay will have complied with its covenants herein (except to the extent that the failure to comply with such covenants has not had or would not have, individually or in the aggregate, a material adverse effect on Corner Bay or prevent or delay the completion of the Arrangement or the other transactions contemplated herein), and Corner Bay will have provided to Pan American, a certificate of two qualified officers of Corner Bay, certifying that Corner Bay has complied with its covenants herein;

(c) from the date hereof up to and including the Effective Time, there will have been no change, conditions, event or occurrence which, in the reasonable judgement of Pan American, has or is reasonably likely to have a material adverse effect on Corner Bay;

(d) Canaccord will have delivered to Pan American's Board of Directors, and not withdrawn, the Canaccord Fairness Opinion, in form and content acceptable to Pan American, acting reasonably;

(e) the Board of Directors of Corner Bay will have made and will not have modified or amended, in any material respect, prior to the Corner Bay Meeting, their affirmative recommendation that the Corner Bay Shareholders approve the Arrangement Resolution;

(f) Pan American will have received duly and validly executed written consent resolutions from the Board of Directors of Corner Bay appointing Ross J. Beaty, Gordon Jang and John H. Wright as directors of Corner Bay, effective as of the Effective Time;

(g) Pan American will have received resignations and releases in favour of Corner Bay and its Subsidiaries from all of the directors and officers and employees of Corner Bay and its Subsidiaries effective as of the Effective Time in form and substance satisfactory to Pan American, acting reasonably;

(h) Minera Corner Bay's option to purchase the Alamo Ocho Concession pursuant to the Alamo Ocho Option Agreement will have been duly exercised in full and Minera Corner Bay will have been duly registered as the sole owner of the Alamo Ocho Concession at the appropriate office of the Direccion de Minas in Mexico;

(i) the Surface Rights Agreements will have been duly registered at the appropriate offices of the Direccion de Minas and the Registrar Agrario Nacional in Mexico;

(j) Minera Corner Bay will have entered into an agreement with the appropriate parties to draw 2.5 million cubic metres of water annually from the Miguel Hidalgo reservoir in Sonoro, Mexico for use at the Alamo Dorado Project;

(k) a feasibility study on the Alamo Dorado mineral deposit contained will have been finalized and released by AMEC E&C Services, Inc., and such feasibility study will not materially differ in form and substance from the draft feasibility study provided to Pan American prior to the date hereof, and in particular such study will conclude that the internal rate of return on the development of Alamo Dorado mineral deposit, assuming 100% equity financing and:

(i) assuming a silver price of US$5.00 per ounce and a gold price of US$325 per ounce will equal or exceed 17.0%;

(ii) assuming a silver price of US$4.95 per ounce and a gold price of US$325 per ounce will equal 17.0%;

(iii) assuming a silver price of US$4.90 per ounce and a gold price of US$325 per ounce will equal 16.0%; and

(iv) assuming a silver price of US$4.85 per ounce and a gold price of US$325 per ounce will equal 15.0%;

(l) Pan American will have received all such other documents and certificates as may reasonably be required by Pan American in connection with completion of the Arrangement, including, without limitation, legal opinions addressed to Pan American and dated the Effective Date from Lavery de Billy and local counsel of Corner Bay in the United States and Mexico who are acceptable to Pan American, acting reasonably, relating to Corner Bay, its Subsidiaries and their material properties and agreements, which opinions will be satisfactory in form and substance in all material respects to Pan American and its counsel, acting reasonably; and

(m) no Corner Bay Shareholders will have exercised Dissent Rights.

The foregoing conditions precedent are for the benefit of Pan American and may be waived, in whole or in part, by Pan American in writing at any time. If any of such conditions precedent are not complied with or waived as aforesaid on or before the date required for the performance thereof then Pan American may, subject to Section 5.4, rescind and terminate this Agreement by written notice to Corner Bay and will have no other right or remedy, except as set forth in Article 9.

5.3 Conditions to Obligations of Corner Bay

The obligation of Corner Bay to complete the transactions contemplated herein is subject to the fulfilment of the following conditions on or before the Effective Date or such other time as specified below:

(a) the representations and warranties made herein by Pan American will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event they will be true as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement, or except for any failures or breaches of representations and warranties which, individually or in the aggregate, would not have a material adverse effect on Pan American or materially impede the completion of the Arrangement or the other transactions contemplated hereby), and Pan American will have provided to Corner Bay a certificate of two qualified officers of Pan American certifying such accuracy on the Effective Date;

(b) Pan American will have complied with its covenants herein (except to the extent that the failure to comply with such covenants has not had or would not have, individually or in the aggregate, a material adverse effect on Pan American or prevent or delay the completion of the Arrangement or the other transactions contemplated herein), and Pan American will have provided to Corner Bay, a certificate of two qualified officers of Pan American certifying that Pan American has complied with its covenants herein;

(c) from the date hereof up to and including the Effective Date, there will have been no change, conditions, event or occurrence which, in the reasonable judgement of Corner Bay, has or is reasonably likely to have a material adverse effect on Pan American;

(d) Griffiths McBurney will have delivered to Corner Bay, and not withdrawn, the Griffiths McBurney Fairness Opinion, in form and content acceptable to Corner Bay, acting reasonably;

(e) the Board of Directors of Pan American will have made and will not have modified or amended, in any material respect, prior to the Pan American Meeting, an affirmative recommendation that the Pan American Shareholders approve the Pan American Resolution;

(f) Pan American and Computershare Trust Company of Canada will have executed and delivered the Depositary Agreement, in form and substance satisfactory to Corner Bay, acting reasonably;

(g) Pan American and the Trustee will have executed and delivered the Warrant Indenture;

(h) Pan American will have:

(i) allotted and issued the Pan American Shares; and

(ii) created and issued the Pan American Warrants,

in exchange for Corner Bay Shares pursuant to the Arrangement and delivered duly executed and countersigned certificates representing such Pan American Shares and Pan American Warrants to the Depositary in accordance with the terms of the Arrangement;

(i) Pan American will have granted the Replacement Options in exchange for the Corner Bay Options as at the Effective Time pursuant to the Arrangement and will have executed and delivered counterparts for stock option agreements in respect of such Replacement Options;

(j) all termination payments owing to Peter Mordaunt, Steven S. Brunelle and (unless he elects, at or prior to the Effective Time, to remain an employee of Corner Bay or any of its Subsidiaries) William A. Faust upon their termination as officers and employees of Corner Bay and its Subsidiaries pursuant to their respective employment agreements and a termination payment to Edward J. Badida equal to one year's salary, will have been paid to such persons; and

(k) Corner Bay will have received all such other documents and certificates as may reasonably be required by Corner Bay in connection with completion of the Arrangement, including, without limitation, a legal opinion addressed to Corner Bay and dated the Effective Date of Borden Ladner Gervais LLP relating to Pan American, the Pan American Shares, the Pan American Warrants and the Replacement Options, which opinion will be satisfactory in form and substance in all material respects to Corner Bay and its counsel, acting reasonably.

The foregoing conditions precedent are for the benefit of Corner Bay and may be waived, in whole or in part, by Corner Bay in writing at any time. If any of such conditions precedent are not complied with or waived as aforesaid on or before the date required for the performance thereof then Corner Bay may, subject to Section 5.4, rescind and terminate this Agreement by written notice to Pan American and will have no other right or remedy, except as set forth in Article 9.

5.4 Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect prior to or at the Effective Time; or

(b) result in the failure of such Party to comply with or satisfy any covenant, condition or agreement herein to be complied with or satisfied hereunder prior to or at the Effective Time.

No Party may elect to rescind and terminate this Agreement as a result of the breach of any covenant, representations and warranties, agreement or other obligation of the other Party or as a result of any condition precedent contained in Sections 5.1, 5.2 or 5.3 not having been met, unless forthwith and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Director, the Party intending to rescind and terminate this Agreement has delivered a written notice to the other Party setting out in reasonable detail all breaches or circumstances of non-fulfilment of an applicable condition precedent which the Party delivering such notice is asserting as its basis for rescinding and terminating this Agreement. If any such notice is delivered, provided that the other Party is proceeding diligently to cure such matter, no Party may terminate this Agreement until the expiration of a period of thirty (30) days from the date of delivery of such notice. If such notice has been delivered prior to the date of either the Corner Bay Meeting or the Pan American Meeting, such meeting will be postponed until the expiry of such period, as the case may be. If the breach of the covenant, representation and warranty, agreement or other obligation of a Party remains uncured or the condition precedent is not met within thirty (30) days following such notice the Party giving such notice may elect to rescind and terminate this Agreement pursuant to Subsection 9.1(c).

ARTICLE 6
NON-SOLICITATION AND BREAK FEE

6.1 Covenant Regarding Non-Solicitation

(a) None of Corner Bay, its Subsidiaries, its affiliates or any of their Representatives will:

(i) directly or indirectly, solicit, encourage, initiate or take any action to facilitate (including, but not limited to, furnishing any information or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any offer or proposal regarding any matter or thing inconsistent with the successful completion of the Arrangement and the other transactions contemplated herein, including, without limitation, any offer or proposal by any person (other than Pan American, an affiliate of Pan American or their representatives) concerning any sale of Corner Bay or any of its Subsidiaries or any of their material properties, assets, (or any lease, license, exchange, transfer, long-term supply agreement or other transaction having the same economic effect as a sale of a material property asset) or securities (or interests therein or rights thereto) or any amalgamation, arrangement, merger, consolidation, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer, joint venture, liquidation, restructuring, recapitalization or similar transaction involving Corner Bay or any of its Subsidiaries (an "**Acquisition Proposal**");

(ii) participate in any discussions or negotiations regarding or otherwise cooperate in any way with, or assist or participate in, any effort or attempt by any person to do or seek to do any matter or thing inconsistent with the successful completion of the Arrangement and the other transactions contemplated herein including, without limitation, any Acquisition Proposal;

(iii) make or authorize any statements, recommendation or solicitation in support of any Acquisition Proposal;

(iv) enter into, consider or accept any Acquisition Proposal;

(v) recommend, propose or enter into any agreement or understanding with respect to an Acquisition Proposal; or

(vi) otherwise encourage any effort or attempt by any person to do or seek any of the foregoing,

provided that nothing contained in this subsection 6.1(a) will:

(vii) prevent Corner Bay or its Board of Directors from considering, engaging in discussions or negotiating with a third party or providing information in respect of, or otherwise responding to, or approving, entering into any agreement in respect of, or recommending to Corner Bay Shareholders, any unsolicited bona fide written Acquisition Proposal where, after consultation with financial advisors and after receiving written advice of counsel, the Board of Directors concludes in good faith that such action or actions are necessary for the Board of Directors to discharge properly its fiduciary duties under Applicable Law;

and provided further that nothing in Subsection 6.1(a)(vii) above will alter Corner Bay's obligation to pay the Fee in the circumstances set forth in Section 6.3.

(b) Corner Bay and its Board of Directors will not accept, approve, recommend to Corner Bay Shareholders, or enter into any agreement, arrangement of understanding regarding an Acquisition Proposal pursuant to Subsection 6.1(a)(vii) without first providing Pan American with an opportunity to amend the terms of this Agreement to provide substantially similar benefits to the Corner Bay Shareholders as those included in the Acquisition Proposal. Corner Bay will provide Pan American with a copy of any Acquisition Proposal as executed by the person making the Acquisition Proposal as soon as possible, and in any event, no fewer than ten (10) Business Days prior to the proposed execution of any such agreement by Corner Bay. Pan American may deliver written notice (an "**Amendment Notice**") to Corner Bay within five (5) business days of receiving a copy of such Acquisition Proposal from Corner Bay that Pan American will amend this Agreement to provide substantially similar benefits to Corner Bay Shareholders as those included in the Acquisition Proposal. Any Amendment Notice will include a summary description of the amendments that Pan American will make to this Agreement and be accompanied by an amended Agreement duly executed by Pan American. Upon receipt of an Amendment Notice and the executed amended Agreement, Corner Bay will immediately cease all discussions and negotiations with the person proposing the Acquisition Proposal and will not enter into the Acquisition Proposal. Corner Bay will forthwith upon receipt execute and deliver the amended Agreement to Pan American.

(c) During the term of this Agreement, Corner Bay agrees:

(i) not to release any third party from any confidentiality agreement to which Corner Bay and such third party are parties; and

(ii) not to release any third party from any standstill agreement to which Corner Bay and such third party are parties,

unless, after consultation with financial advisors and after receiving written advice of counsel, the Board of Directors of Corner Bay concludes in good faith that such release is necessary for the

Board of Directors to discharge properly its fiduciary duties under applicable law. Corner Bay will immediately request the return of all non-public information provided to any Persons who have entered into a confidentiality agreement with Corner Bay relating to a potential Acquisition Proposal and will use all reasonable efforts to ensure that such requests are honoured.

6.2 Notification of Acquisition Proposal

Corner Bay will notify Pan American orally and in writing immediately (and, in any event within twenty-four (24) hours) if:

(a) any Acquisition Proposal is received by Corner Bay or any of its subsidiaries or any of their representatives;

(b) any non-public information relating to Corner Bay or any of its subsidiaries is requested by a person in connection with an Acquisition Proposal; or

(c) Corner Bay or any of its subsidiaries or representatives is contacted by any person to engage or participate in any negotiations or discussions concerning any Acquisition Proposal.

Such notice will include the identity of the person making such inquiries or Acquisition Proposal, the terms of any such Acquisition Proposal, a copy of any written or electronic document received from such person relating such Acquisition Proposal, and the substance of any oral communication from any such person.

6.3 Break Fee

Corner Bay agrees that Pan American would be irreparably harmed by a material breach of Sections 6.1 or 6.2 by Corner Bay, its Subsidiaries or any of Corner Bay's affiliates or any of their respective Representatives and it would be impracticable and extremely difficult to fix the amount of actual damages suffered by Pan American in any such event. Accordingly, in the event of any breach of Subsections 6.1(a)(i) to (vi), (b), (c) or Section 6.2, Corner Bay will pay to Pan American $5,000,000 (the "**Fee**") in immediately available funds to an account designated by Pan American on the first Business Day after Corner Bay enters into a written agreement, arrangement or understanding regarding an Acquisition Proposal (including a letter of intent or memorandum of understanding or similar document, but excluding a confidentiality agreement, exclusivity agreement or non-disclosure agreement or similar agreement that does not contain any of the proposed terms of such Acquisition Proposal) with any person, provided that:

(a) such agreement, arrangement or understanding is entered into prior to the first anniversary of the execution of this Agreement; and

(b) if on or before the date of termination of this Agreement, Corner Bay receives an Acquisition Proposal from any person

(a "**Fee Event**"). Each Party acknowledges that the payment of the Fee is a payment of liquidated damages which are a genuine pre-estimate of the damages that Pan American would suffer or incur as a result of the events giving rise to such damages and do not amount to a penalty. Any payment of the Fee will be the sole remedy of Pan American in connection with any Fee Event.

ARTICLE 7
CLOSING

7.1 Pre-Closing

Unless this Agreement is terminated earlier pursuant to the provisions hereof, the Parties hereto will meet at the offices of Borden Ladner Gervais LLP at 1200 – 200 Burrard Street, Vancouver, British Columbia at 2:00

p.m. on the second Business Day after the Final Order is granted by the Court (or at such other time or on such other date as they may agree) and each Party will deliver to the other Party the documents required to be delivered by it hereunder to complete the transactions contemplated hereby (provided that each such document required to be dated the Effective Date will be dated as of the Effective Date and held in escrow to be released upon the acceptance of the Final Order and Articles of Arrangement for filing by the Director).

7.2 Filing of Final Order

Within one Business Day after the day on which the parties have met as provided in Section 7.1, Corner Bay will forthwith file the Final Order, and the Articles of Arrangement and all other documents necessary to effect the Plan of Arrangement with the Director to become effective as of the Effective Time.

7.3 Arrangement and Closing

Corner Bay will promptly advise Pan American as to the date on which the Final Order and the Articles of Arrangement are accepted for filing by the Director and the documents held in escrow pursuant to Section 7.1 will, upon such acceptance, be released and the Parties will exchange such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by this Agreement and the Arrangement.

7.4 Post-Closing Obligations

(a) As soon as the current residency restrictions of the *Company Act* (British Columbia) which require that a majority of the members of Pan American's Board of Directors be residents of Canada are no longer applicable to Pan American, the size of Pan American's Board of Directors will be increased to eight directors and Peter Mordaunt will be appointed to Pan American's Board of Directors, if he consents to serve in such capacity;

(b) Pan American will use its commercially reasonable efforts to register the Pan American Shares issuable upon exercise of the Pan American Warrants under the U.S. Securities Act as soon as practicable following the Effective Date and to maintain the effectiveness of such registration so that, except with respect to persons deemed "affiliates" under the U.S. Securities Act, the Pan American Shares to be distributed upon such exercise in the United States or to U.S. Persons are not subject to resale restrictions in the United States under the U.S. Securities Act; and

(c) Pan American will perform all acts required by it pursuant to the terms of the Arrangement.

ARTICLE 8
AMENDMENT

8.1 Amendment

This Agreement may, at any time, and from time to time before and after the holding of the Meetings but not later than the Effective Date, be amended by written agreement of the Parties hereto. If permitted by Applicable Law, such amendment may be effected without further notice to or authorization on the part of the Parties' respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of any of the Parties hereto;

(b) waive any inaccuracies or modify any representation contained herein or in any documents to be delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants or conditions herein contained or waive or modify performance of any of the obligations of any of the Parties hereto;

(d) waive compliance with or modify any conditions precedent set out herein; and

(e) complete or modify any Schedule of this Agreement, whether or not it is in substantially the form attached hereto.

Notwithstanding the foregoing, the terms of the Arrangement and this Agreement will not be amended in a manner prejudicial to either the Corner Bay Shareholders or the Pan American Shareholders without the approval of such shareholders given in the same manner as required for the approval of the Arrangement Resolution and the other Pan American Resolution, respectively, or as may be ordered by the Court or required by Applicable Law.

8.2 Amendment Resulting from Final Order

This Agreement and the Arrangement may be amended in accordance with the Final Order by written agreement of the Parties hereto, provided that if the terms of the Final Order require any such amendment, the obligations of the parties hereto under Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6 and 8.1 will remain unaffected.

8.3 No Other Amendment Permitted

This Agreement may only be amended or varied pursuant to this Article 8.

ARTICLE 9
TERMINATION

9.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual consent of Pan American and Corner Bay;

(b) by either Pan American or Corner Bay if the Effective Date of the Arrangement has not occurred by November 15, 2002 (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement);

(c) by either Pan American or Corner Bay (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement) if there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the other Party, and such breach has not been cured in accordance with Section 5.4; or

(d) by Pan American in the event of an Acquisition Proposal.

9.2 Effect of Termination

In the event of the termination of this Agreement, this Agreement will forthwith become void and no Party will have any or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 6 which will survive such termination. Nothing in this Section 9.2 will relieve or have the effect of resulting in relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of a breach of this Agreement by a Party.

ARTICLE 10
GENERAL

10.1 Expenses

The Parties agree that all out-of-pocket third party transaction expenses of the Arrangement, including legal fees, financial advisor fees, regulatory filing fees, all disbursements by advisors and printing and mailing costs, will be paid by the Party incurring such expense.

10.2 Notice

(a) Any notice, direction or other instrument required or permitted to be given hereunder will be in writing and may be given by delivering the same or sending the same by facsimile transmission addressed as follows:

if to Pan American:

Pan American Silver Corp.
1500 – 625 Howe Street
Vancouver, BC V6C 2T6

Facsimile No: (604) 684-0147
Attention: Ross J. Beaty

and with a copy to:

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street, P.O. Box 48600
Vancouver, BC V7X 1T2

Facsimile No.: (604) 687-1415
Attention: Fred R. Pletcher

if to Corner Bay:

Corner Bay Silver Inc.
910 - 55 University Avenue
Toronto, Ontario M5J 2H7

Facsimile No.: (416) 368-7141
Attention: Peter Mordaunt

and with a copy to:

Lavery de Billy
1 Place Ville Marie
Suite 4000
Montreal, Quebec H3B 4M4

Facsimile No.: (514) 871-8977
Attention: Michel Blouin

Any such notice, direction or other instrument, whether delivered or transmitted by facsimile transmission, will be deemed to have been given at the time and on the date on which it was delivered to or received in the office of the addressee, as the case may be, if delivered or transmitted prior to 4:30 p.m. (local time) on a Business Day or at 9:00 a.m. (local time) on the subsequent Business Day if delivered or transmitted subsequent to such time.

(b) Either Party hereto may change its address for service from time to time by notice given to the other Party hereto in accordance with this Section 10.2.

(c) Any notice, direction or other instrument delivered under this Agreement will be signed by one or more duly authorized officers of the Party delivering it.

(d) The delivery of any notice, direction or other instrument, or a copy thereof, to a Party hereunder will be deemed to constitute the representation and warranty of the Party who has delivered it to the other Party that such delivering Party is authorized to deliver such notice, direction or other instrument at such time under this Agreement (unless the receiving Party has actual knowledge to the contrary) and the receiving Party will not be required to make any inquiry to confirm such authority.

10.3 Time of Essence

Time is of the essence of this Agreement.

10.4 Enurement

This Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

10.5 Prohibition Against Assignment

None of the Parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other Party.

10.6 Third Party Beneficiaries

Each Party hereto intends that this Agreement will not benefit or create any right or give rise to any action on behalf of any person other than the Parties hereto, and no person other than the Parties hereto will be entitled to rely on the provisions hereof.

10.7 Disclosure

Except as required by Applicable Laws, neither Pan American nor Corner Bay will issue any news release, make any public announcement or statement or make any filing with any Governmental Authority with respect to the Arrangement or this Agreement without the consent of the other Party. In any event, each Party agrees to use all commercially reasonable efforts to give prior notice to the other Party of any news release, public announcement or filing with any Governmental Authority relating to the Arrangement or this Agreement and to consult with the other Party prior to making any such release, announcement or filing.

10.8 Counterpart Executions and Facsimile Transmissions

This Agreement may be executed in counterparts, each of which when delivered (whether in originally executed form or by facsimile transmission) will be deemed to be an original and all of which together will constitute one and the same document.

IN WITNESS WHEREOF this Agreement has been signed, sealed and delivered by the parties hereto on August 2, 2002 and to be effective as of the date first above written.

PAN AMERICAN SILVER CORP.

by: (Signed) JOHN H. WRIGHT, (c/s)
President and Chief Operating Officer

by: (Signed) ANTONY HAWKSHAW,
Chief Financial Officer

CORNER BAY SILVER INC.

by: (Signed) PETER MORDAUNT, (c/s)
Chairman and President

by: (Signed) MICHEL BLOUIN,
Director

(This page has been left blank intentionally.)

SCHEDULE "A"

CORNER BAY SILVER INC.

- and -

THE HOLDERS OF COMMON SHARES AND OPTIONS OF CORNER BAY SILVER INC.

PLAN OF ARRANGEMENT

Under Section 192 of the
Canada Business Corporations Act

PLAN OF ARRANGEMENT

UNDER SECTION 192
OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement:

"**Arrangement**" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 8 of the Arrangement Agreement and Article 6 hereof or made at the direction of the Court in the Final Order;

"**Arrangement Agreement**" means the agreement dated as of June 27, 2002 and amended and restated on July 25, 2002 and further amended and restated on August 2, 2002 among Pan American and Corner Bay entered into for the purpose of effecting this Arrangement, as may be amended, supplemented and/or restated from time to time;

"**Arrangement Resolution**" means the special resolution approving the Arrangement passed by the Corner Bay Shareholders at the Corner Bay Meeting in accordance with the Interim Order;

"**Business Day**" means a day which is not a Saturday, Sunday or a civic or statutory holiday in either of the cities of Toronto, Ontario or Vancouver, British Columbia;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

"**Corner Bay**" means Corner Bay Silver Inc., a corporation amalgamated under the laws of Canada;

"**Corner Bay Meeting**" means the special meeting of the Corner Bay Shareholders held pursuant to the Interim Order, called for the purpose of considering the Arrangement, including any adjournment or adjournments thereof;

"**Corner Bay Options**" means the options to acquire Corner Bay Shares granted under the Corner Bay Stock Option Plan that are outstanding immediately prior to the Effective Time;

"**Corner Bay Optionholder**" means a holder of Corner Bay Options;

"**Corner Bay Shareholder**" means a registered holder of Corner Bay Shares;

"**Corner Bay Shares**" means the common shares in the capital of Corner Bay outstanding immediately prior to the Effective Time;

"**Corner Bay Stock Option Plan**" means Corner Bay's stock option plan established on November 3, 1995 and amended on December 20, 1999 and December 15, 2000;

"**Court**" means the Ontario Superior Court of Justice;

"**Depositary**" means Computershare Trust Company of Canada;

"**Director**" means the Director appointed under section 260 of the CBCA;

"**Dissent Rights**" has the meaning ascribed thereto in Article 5;

"**Dissenting Shareholder**" has the meaning ascribed thereto in Article 5;

"**Effective Date**" means the effective date as shown on the certificate of arrangement to be issued by the Director giving effect to the Arrangement;

"**Effective Time**" means 2:00 p.m. (Pacific Daylight Savings Time) on the Effective Date;

"**Final Order**" means the final order of the Court approving the Arrangement as such order may be amended the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

"**Interim Order**" means the interim order of the Court in respect of the Arrangement as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling of the Corner Bay Meeting, as such order may be amended by the Court;

"**Joint Circular**" means the notices of the Meetings and accompanying joint management information circular to be sent to holders of Corner Bay Shares and Pan American Shares in connection with the Meetings;

"**Meetings**" means, collectively, the Corner Bay Meeting and the Pan American Meeting;

"**Pan American**" means Pan American Silver Corp., a company existing under the laws of the Province of British Columbia;

"**Pan American Meeting**" means the extraordinary general meeting of holders of Pan American Shares called for the purpose of considering, among other matters, the issuance of Pan American Shares and Pan American Warrants and the grant of Replacement Options pursuant to the Arrangement, including any adjournment or adjournments thereof;

"**Pan American Shares**" means common shares without par value in the capital of Pan American; "**Pan American Stock Option Plan**" means Pan American's Stock Option Plan established on March 26, 1998 (and approved by Pan American's shareholders on May 5, 1998) and amended and approved by Pan American's shareholders on May 20, 1999 and May 11, 2000 and as may be further amended from time to time;

"**Pan American Warrants**" means the common share purchase warrants of Pan American to be created and issued pursuant to the Warrant Indenture, having an exercise price of $12.00 per Pan American Share, subject to adjustment, and expiring at 4:30 p.m. (Pacific Daylight Saving Time) on the fifth anniversary of the Effective Date;

"**Replacement Options**" means options to acquire Pan American Shares that will be issued by Pan American to Corner Bay Optionholders in accordance with this Plan of Arrangement;

"**Share Portion**" means 0.999;

"**Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee pursuant to the Warrant Indenture;

"**TSX**" means the Toronto Stock Exchange Inc.;

"**Warrant Indenture**" means the warrant indenture to be entered into as of the Effective Time between Pan American and the Trustee in respect of the creation and issuance of the Pan American Warrants, in substantially the form annexed as Schedule "B" to the Arrangement Agreement; and

"**Warrant Portion**" means 0.001.

1.2 Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context or the subject matter otherwise requires:

(a) the division of this Plan of Arrangement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b) the words "**this Plan of Arrangement**", "**hereof**", "**herein**", "**hereto**", "**hereunder**", and similar expressions refer to this Indenture as a whole and not to any particular Article, Section, Subsection or other part hereof and references to an "**Article**", "**Section**" or "**Subsection**" followed by a number and/or letter refers to the specified Article, Section or Subsection of this Plan of Arrangement;

(c) words importing the singular include the plural and *vice versa*, words importing any gender include all genders and words importing persons include individuals, corporations, general and limited partnerships, trusts, unincorporated associations or organizations and other legal entities;

(d) references to "**include**", "**includes**", "**including**" or "**in particular**" will be deemed to be followed by the words "**without limitation**";

(e) the word "**or**" is not exclusive;

(f) if any date on which any action is required or permitted to be taken under this Agreement is not a Business Day, such action will be required or permitted to be taken on the next succeeding Business Day;

(g) all references in this Agreement to sums of money are expressed and will be payable in lawful money of Canada; and

(h) where a word, term or phrase is defined in this Plan of Arrangement, its derivatives or other grammatical forms have a corresponding meaning.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made in accordance with Section 192 of the CBCA and pursuant to and subject to the provisions of the Arrangement Agreement.

ARTICLE 3

ARRANGEMENT

3.1 Binding Effect and Effective Time

This Plan of Arrangement will become effective at, and will be binding at and after, the Effective Time on (i) Corner Bay, (ii) all Corner Bay Shareholders and (iii) all Corner Bay Optionholders.

3.2 Arrangement

At the Effective Time, subject to the provisions of Section 4.3 and Article 5, the following will occur and will be deemed to occur in the following order without any further act or formality:

(a) each Share Portion of a Corner Bay Share (other than Corner Bay Shares held by Dissenting Shareholders) will be exchanged for 0.3846 Pan American Shares;

(b) each Warrant Portion of a Corner Bay Share (other than Corner Bay Shares held by Dissenting Shareholders) will be exchanged for 0.1923 Pan American Warrants;

(c) with respect to each Corner Bay Share to which Subsection 3.2(a) and (b) applies:

  (i) the Corner Bay Shareholder thereof will cease to be the holder of such share and such Corner Bay Shareholder's name will be removed from the register of holders of Corner Bay Shares as the holder thereof as of the Effective Time;

  (ii) Pan American will be deemed to be the transferee of such Corner Bay Shares (free and clear of any claims or encumbrances) and will be entered in the register of holders of Corner Bay Shares as the holder thereof;

(d) the Corner Bay Options held by Messrs. Peter Mordaunt, William A. Faust and Steven S. Brunelle will be exchanged for Replacement Options at an exchange ratio of three Replacement Options for every 5.2 Corner Bay Options exchanged. Two-thirds of the Replacement Options so exchanged will have an exercise price per Pan American Share equal to 2.6 times the exercise price per share of the Corner Bay Options in respect of which such Replacement Options were exchanged and will have a term to expiry and a vesting schedule which is the same as the term to expiry and the vesting schedule of such Corner Bay Options (except for two-thirds of the Replacement Options to be issued to Steven Brunelle, which will vest immediately and expire one year after the Effective Date). One-third of the Replacement Options so exchanged will have an exercise price of $12.00 per Pan American Share and will have a term to expiry of five years after the Effective Date. The conditions to and manner of exercise and all other terms and conditions of each Replacement Option will otherwise be substantially similar to those set out in the Pan American Stock Option Plan and any document or agreement previously evidencing an exchanged Corner Bay Option will thereafter evidence and be deemed to evidence the Replacement Option in respect of which it was exchanged;

(e) the Corner Bay Options will be terminated;

(f) the Articles of Corner Bay will be amended as follows:

  (i) the registered office of Corner Bay will be located at Vancouver, British Columbia;

(ii) the minimum number of directors of Corner Bay will be one and the maximum number of directors will be fifteen, the number of directors from time to time being determined by resolution of the directors of Corner Bay;

(iii) no share will be transferred unless consented to by a resolution duly adopted by the directors of Corner Bay and recorded in the books of Corner Bay or, failing which, by the written consent of the holders of a number of shares, of any class(es), which allows them to exercise more than 50 percent of the voting rights attached to all the outstanding shares of Corner Bay carrying the right to vote at that date;

(iv) the number of shareholders of Corner Bay is limited to fifty, exclusive of present or former employees of Corner Bay or of a subsidiary; two or more persons who hold jointly one or more shares being counted as one shareholder; and

(v) any distribution of securities by Corner Bay to the public is prohibited; and

(g) the exchanges, registrations, terminations and amendments provided for in this Section 3.2 will be deemed to occur as of the Effective Time, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Time.

ARTICLE 4

CERTIFICATES AND FRACTIONAL SECURITIES

4.1 Entitlement to Certificates and Dividends

(a) After the Effective Time, certificates formerly representing Corner Bay Shares which are held by a Corner Bay Shareholder will represent only the right to receive certificates representing Pan American Shares and Pan American Warrants, all in accordance with the terms of the Arrangement.

(b) No dividends or other distributions declared or made after the Effective Time with respect to the Pan American Shares with a record date on or after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates which, immediately prior to the Effective Time, represented Corner Bay Shares unless or until the holder of such certificate or certificates surrenders such certificate or certificates in accordance with Subsection 4.1(f) subject to applicable law. At the time of such surrender of any such certificate or certificates, Pan American will pay to the holder thereof, without interest, the amount of dividends or other distributions with a record date on or after the Effective Date theretofore paid with respect to the Pan American Shares to which such holder is entitled pursuant hereto.

(c) At or promptly after the Effective Time, Pan American will deposit with the Depositary certificates evidencing the Pan American Shares and Pan American Warrants exchanged for Corner Bay Shares in accordance with the provisions of Section 3.2.

(d) Within one week after the time of mailing the Joint Circular, the Depositary will forward to each holder of Corner Bay Shares, at the address of such holder as it appears on the appropriate register for such securities, a Letter of Transmittal and instructions for obtaining delivery of the certificates representing the Pan American Shares and Pan American Warrants to be exchanged for the Corner Bay Shares of such holder in accordance with the provisions of Section 3.2.

(e) As soon as reasonably practicable after the Effective Date, the Depositary will forward to each Corner Bay Shareholder who acquired Corner Bay Shares after the original time of mailing of the Letter of Transmittal in accordance with Subsection 4.1(d), at the address of such Corner Bay

Shareholder as it appears on the register for such securities, a Letter of Transmittal and instructions for obtaining delivery of the certificates representing the Pan American Shares and Pan American Warrants exchanged for such Corner Bay Shareholder's Corner Bay Shares in accordance with the provisions of Section 3.2.

(f) Upon surrender to the Depositary for transfer to Pan American of a certificate or certificates representing the Corner Bay Shares in respect of which a Corner Bay Shareholder is entitled to receive Pan American Shares and Pan American Warrants in exchange therefor in accordance with the provisions of Section 3.2 together with a duly completed Letter of Transmittal and such other documents and certificates as would have been required to effect the transfer of the Corner Bay Shares formerly represented by such certificate or certificates under the CBCA and the by-laws of Corner Bay and such additional documents and instruments as the Depositary may reasonably require, such Corner Bay Shareholder will be entitled to receive in exchange therefor, and after the Effective Time the Depositary will deliver to such Corner Bay Shareholder, a certificate representing that number (rounded down to the nearest whole number) of Pan American Shares and that number (rounded up or down to the nearest whole number) of Pan American Warrants which such holder has the right to receive registered in such name or names and delivered to such address or addresses as such Corner Bay Shareholder may direct in his Letter of Transmittal. Any certificate or certificates representing Corner Bay Shares so surrendered will forthwith be transferred to Pan American. In the event of a transfer of ownership of Corner Bay Shares that was not registered in the securities register of Corner Bay, a certificate representing the proper number of Pan American Shares and Pan American Warrants may be issued to the transferee of the certificate representing such Corner Bay Shares presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(g) Any certificate which, immediately prior to the Effective Time, represented Corner Bay Shares which has not been surrendered with all other instruments required by Subsection 4.1(f) on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Corner Bay, Pan American or the Depositary. None of Corner Bay, Pan American or the Depositary will be liable to any person in respect of any Pan American Shares or Pan American Warrants delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

4.2 Lost or Destroyed Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more Corner Bay Shares has been lost, stolen or destroyed, upon the person claiming such certificate to be lost, stolen or destroyed delivering an affidavit of that fact to the Depositary, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a certificate representing the Pan American Shares and Pan American Warrants to which such person claims to be entitled. When requesting delivery of such certificates representing Pan American Shares and Pan American Warrants in exchange for such lost, stolen or destroyed certificate representing Corner Bay Shares, the person to whom such certificates are to be delivered will as a condition precedent to the delivery of such certificates, furnish to Pan American and the Depositary such evidence of ownership and of the loss, destruction or theft of the certificate as may be satisfactory to Pan American and the Depositary in their sole discretion, give a bond satisfactory to Pan American and the Depositary in such sum as Pan American may direct, and/or otherwise indemnify Pan American in a manner satisfactory to Pan American, against any claim that may be have been made against Pan American with respect to the certificates alleged to have been lost, stolen or destroyed.

4.3 No Fractional Shares, Warrants or Options

(a) No certificate or scrip representing fractional Pan American Shares or Pan American Warrants will be issued to Corner Bay Shareholders upon compliance with the provisions of Subsection 4.1(f) and no dividend, stock split or other change in the capital structure of Pan

American will relate to any such fractional security and such fractional interest will not entitle the holder thereof to vote or exercise any rights as a securityholder of Pan American. In lieu of any such fractional securities:

(i) each Corner Bay Shareholder otherwise entitled to a fractional interest in a Pan American Share on the exchange contemplated in Subsection 3.2(a) will be entitled to receive a whole number of Pan American Shares and any fractional interest in a Pan American Share will be cancelled and such Corner Bay Shareholder will not be entitled to any payment or other compensation in respect of such cancelled fractional interest; and

(ii) each Corner Bay Shareholder otherwise entitled to a fractional interest in a Pan American Warrant as a result of the exchange contemplated in Subsection 3.2(a) will be entitled to receive a whole number of Pan American Warrants, with any fraction of 0.5 or greater be rounded up to a whole Pan American Warrant and any fraction of less than 0.5 being cancelled and such Corner Bay Shareholder will not be entitled to any payment or other compensation in respect of such cancelled fraction.

If more than one certificate formerly representing Corner Bay Shares are surrendered pursuant to Subsection 4.1(f) for the account of the same holder, the number of Pan American Shares and Pan American Warrants for which such certificates have been surrendered will be computed on the basis of the aggregate number of Corner Bay Common Shares represented by the certificates so surrendered. On the date of termination of the Depositary referred to in Section 4.4, the aggregate number of Pan American Shares and Pan American Warrants for which no certificates were issued as a result of the foregoing provisions of this Subsection 4.3(a) will have been deemed to have been surrendered by the Depositary for no consideration to Pan American.

(b) No certificates or documentation representing fractional Replacement Options will be issued to former Corner Bay Optionholders and no dividend, stock split or other change in the capital structure of Pan American will relate to any such fractional security and such fractional interest will not entitle the holder thereof to vote or exercise any rights as a securityholder of Pan American. Any fraction of 0.5 or greater of a Replacement Option will be rounded up to a whole Replacement Option and any fraction of less than 0.5 of the Replacement Option will be terminated and such Corner Bay Optionholder will not be entitled to any payment or other compensation in respect of such cancelled fraction.

4.4 Withholding Rights

Corner Bay, Pan American and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Corner Bay Shareholder or holder of Pan American Shares or Pan American Warrants such amounts as Corner Bay, Pan American or the Depositary is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States *Internal Revenue Code of 1986* or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extend that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction or withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Corner Bay, Pan American and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Corner Bay, Pan American or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Corner Bay, Pan American or the Depositary will notify the Corner Bay Shareholder thereof and remit to him or her any unapplied balance of the net proceeds of such sale.

4.5 Termination of Depositary

Any Pan American Share and Pan American Warrants, together with any funds held by the Depositary, that remain undistributed to Corner Bay Shareholders twelve months after the Effective Date will be delivered to Pan

American, upon demand therefor, and Corner Bay Shareholders who have not theretofore complied with Subsection 4.1(f) will thereafter look only to Pan American for payment of any claim to Pan American Shares or Pan American Warrants.

ARTICLE 5

RIGHTS OF DISSENT

5.1 Rights of Dissent

In accordance with the Interim Order, each Corner Bay Shareholder may exercise rights of dissent in connection with the Arrangement with respect to all, but not less than all, of the Corner Bay Shares registered in the name of such Corner Bay Shareholder pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 5.1, as if that section (as modified) was applicable to such Corner Bay Shareholder (the "**Dissent Rights**"); provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Corner Bay at its office at Suite 910, 55 University Avenue, Toronto, Ontario, M5J 2H7, Facsimile No.: (416) 368-7141, Attention: Edward J. Badida not later than 5:00 p.m. (Eastern Daylight Savings Time) on the Business Day preceding the date of the Corner Bay Meeting. A Corner Bay Shareholder (a "**Dissenting Shareholder**") who duly and validly dissents from the Arrangement in strict compliance with the Dissent Rights and who:

(a) is ultimately entitled to be paid fair value for his or her Corner Bay Shares will be deemed to have transferred such Corner Bay Shares to Corner Bay for cancellation at the Effective Time prior to any of the transactions described in Section 3.2; or

(b) is ultimately not entitled, for any reason, to be paid fair value for his or her Corner Bay Shares will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Corner Bay Shareholder and will receive Pan American Shares and Pan American Warrants in exchange for their Corner Bay Shares on the basis set forth in Section 3.2,

but in no case will Corner Bay, Pan American or any other person be required to recognize such Corner Bay Shareholder as the holder of Corner Bay Shares after the Effective Time, and the name of such Corner Bay Shareholder will be deleted from the register of holders of Corner Bay Shares, as the case may be, at the Effective Time.

ARTICLE 6

AMENDMENTS

6.1 Right to Amend

Corner Bay reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is:

(a) agreed to in writing by Corner Bay and Pan American pursuant to the Arrangement Agreement;

(b) filed with the Court and, if made following the Corner Bay Meeting, approved by the Court; and

(c) if required by the Court, communicated to the Corner Bay Shareholders.

6.2 Amendment Before Meeting

Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Corner Bay at any time prior to the Corner Bay Meeting with or without any other prior notice or communication and, if so proposed and accepted by the Corner Bay Shareholders voting at the Corner Bay Meeting, will become part of this Plan of Arrangement for all purposes.

6.3 Amendment After Meeting

Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Corner Bay Meeting, will only be effective if:

(a) it is agreed to in writing by Corner Bay and Pan American pursuant to the Arrangement Agreement; and

(b) if required by the Court, it is consented to by the Corner Bay Shareholders.

6.4 Unilateral Amendment

Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by Corner Bay after the Effective Date without the approval of the Corner Bay Shareholders, provided that:

(a) it is agreed to in writing by Corner Bay and Pan American pursuant to the Arrangement Agreement; and

(b) it concerns a matter which, in the reasonable opinion of Corner Bay, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

ARTICLE 7

GENERAL

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, Corner Bay will make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by it in order to further document or evidence any of the transactions or events set out herein.

7.2 Paramountcy

From and after the Effective Time:

(a) this Plan of Arrangement will take precedent and priority over any and all securities issued by Corner Bay prior to the Effective Time;

(b) the rights and obligations of the Corner Bay Shareholders, Corner Bay Optionholders, any trustee and transfer agent therefor and Corner Bay will be solely as provided for in this Plan of Arrangement; and

(c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of Corner Bay will be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

SCHEDULE "B"

WARRANT INDENTURE

In the interests of brevity, a copy of the Warrant Indenture is not included in this the Circular. A summary of certain provisions of the Warrant Indenture appears in the Circular under the heading "Information Concerning Pan American – Share Capital – Pan American Warrants". In addition, a copy of the Warrant Indenture will be available for examination during normal business hours at the executive offices of Pan American at 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6 during the period from the date of mailing of the Circular to the Effective Date and for a period of 30 days thereafter.


Schedule "C"
ALAMO DORADO
ALAMO OCHO
Jacalitos
Alamos
El Zapote
Ejido "El Sombrerito"
El Sombrerito
Ejido "La Quintera"
La Quintera
Daniel Wilson
El Cajoncito
Federico Wilson
El Taray
Rafael Lara
Ejido "El Maquipo"
El Maquipo
Las Cuevas
El Maquipito
727,500 E
730,000 E
735,000 E
2'965,000 N
2'962,500 N
2'960,000 N
2'957,500 N
EXPLICACION
Camino de terracería existente
Límite de terreno arrendado
Poblado
CONCESIONES MINERAS
"Alamo Dorado"
"Alamo Ocho"
Predios superficiales
ESCALA GRAFICA
0 500 1000 2500
metros
MINERA CORNER BAY, S.A. DE C.V.
PROYECTO ALAMO DORADO
Mpio. de Alamos, Sonora
PLANO DE PREDIOS SUPERFICIALES Y CONCESIONES MINERAS
Fig. II.12
Escala Gráfica
Febrero, 2002

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APPENDIX "F"

CANACCORD FAIRNESS OPINION


CANACCORD
CAPITAL

August 1, 2002

The Board of Directors
Pan American Silver Corp.
1500-625 Howe Street
Vancouver, B.C.
V6C 2T6

To the Members of the Board of Directors:

Canaccord Capital Corporation ("Canaccord") understands that Pan American Silver Corp. ("Pan American") and Corner Bay Silver Inc. ("Corner Bay") have entered into a definitive agreement to combine the two companies (the "Business Combination") in which the shareholders of Corner Bay shall, receive, in exchange for each 0.999 of a common share of Corner Bay 0.3846 common shares of Pan American and the remaining 0.001 of each Corner Bay Share will be exchanged for 0.1925 of a Pan American common share purchase warrant. Each whole warrant will entitle the holder to purchase a Pan American common share at a price of $12.00 for a period of five years from the closing of the proposed transaction. The terms and conditions of the Business Combination will be more fully described in a joint management information circular (the "Circular") to be sent to the shareholders of Pan American and Corner Bay.

You have retained Canaccord to provide advice and assistance on the Business Combination and Canaccord has agreed to prepare and deliver to the Board of Directors of Pan American an opinion as to the fairness (the "Opinion") of the Business Combination to the shareholders of Pan American from a financial point of view.

Credentials of Canaccord Capital Corporation

Canaccord Capital Corporation ("Canaccord") is one of Canada's largest independent investment banking firms, with offices in Toronto, Vancouver, Calgary, Ottawa, London and Paris as well as other locations in North America. Canaccord is a member of the Investment Dealers Association of Canada and the Toronto, Montreal and CDNX stock exchanges. Canaccord focuses on certain industry groups, namely natural resources (oil and gas and mining) and knowledge-based industries (technology, health care, entertainment and leisure). The opinion expressed herein is the opinion of Canaccord, the form and content of which have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(i) all public filings submitted by Pan American and Corner Bay to securities commissions or similar regulatory authorities in Canada for the last two years including annual reports, management information circulars, annual information forms, prospectuses, annual financial statements and interim financial statements;

(ii) all press releases issued by Pan American and Corner Bay for the last three years;

(iii) the Amended and Restated Arrangement Agreement between Pan American and Corner Bay dated June 27, 2002 and amended and restated as at July 25, 2002;

(iv) budgets, forecasts and certain internal financial information relating to Pan American for years 2002 to 2006 prepared by Pan American's management;

(v) pre-feasibility study on Corner Bay's Alamo Dorado project prepared by Mintec, Inc. dated November 1999;

(vi) May 2002 Technical Report on the Alamo Dorado Project by Mintec, Inc.;

(vii) final feasibility study on Corner Bay's Alamo Dorado project prepared by AMEC E&C Services Inc. dated June 2002;

(viii) draft joint Management and Information Circular prepared by Pan American and Corner Bay dated August 2, 2002;

(ix) certain other information about the business, operations and assets of Pan American provided to us by management of Pan American;

(x) discussions with senior management of Pan American and members of its board of directors regarding its past and current business, operations, assets and financial condition and its future prospects;

(xi) representations contained in a certificate dated as of July 23, 2002 from senior officers of Pan American;

(xii) representations contained in a certificate dated as of July 23, 2002 from senior officers of Corner Bay;

(xiii) public information relating to the business, operations, financial performance and stock trading history of Pan American and Corner Bay and other selected public companies we considered relevant;

(xiv) information with respect to selected transactions considered by us to be relevant; and

(xv) such other information, investigations, analyses and discussions (including discussions with third parties) as we considered necessary or appropriate in the circumstances.

Assumptions and Limitations

Canaccord has not been engaged to provide a formal valuation of Pan American or Corner Bay, or their respective securities or material assets and the Opinion should not be construed as such. We have, however, conducted such analyses, investigations, research and testing of assumptions as were considered by us to be necessary in the circumstances.

We have relied upon, and have assumed the completeness, accuracy and fair representation of, all information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Pan American or otherwise pursuant to our engagement. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior officers of Pan American have represented to us, among other things, that (i) the information, data, advice, opinions and other materials (the "Information") provided to us by or on behalf of Pan American was, at the date the Information was provided to us, and is, except as has been disclosed to us, true, accurate and complete in all material respects at the date of this Opinion and contains no "misrepresentation" (as such term is defined in the Securities Act (Ontario)); and (ii) since the date of the Information, except as disclosed to us, there has been no material change, financial or otherwise, in the position of Pan American, or in its assets, liabilities (contingent or otherwise), business, operations or prospects and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

We have been engaged as financial advisor to Pan American in connection with the Business Combination and will be paid a fee for our services as financial advisor and for delivering this Opinion. In addition, Canaccord is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Pan American in certain circumstances.

This opinion is rendered as at the date hereof and on the basis of securities markets and economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Pan American as they were reflected in the Information and documents reviewed by us and as they were represented to us in our discussions with management of Pan American. Our analyses and the preparation of this opinion include assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination. Canaccord disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion which may come or be brought to Canaccord's attention after the date hereof. Without limiting the generality of the foregoing, in the event that there is any material change in any fact or matter affecting this opinion after the date hereof, Canaccord reserves the right to change, modify or withdraw this opinion.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that as of the date hereof the Business Combination is fair to the shareholders of Pan American from a financial point of view.

Yours very truly,

(Signed) CANACCORD CAPITAL CORPORATION

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APPENDIX "G"

GRIFFITHS McBURNEY FAIRNESS OPINION


GMP
GRIFFITHS MCBURNEY & PARTNERS

August 1, 2002

Corner Bay Silver Inc.
55 University Avenue, Suite 910
Toronto, Ontario M5J 2H7

To the Board of Directors:

Griffiths McBurney & Partners ("GMP") understands that Corner Bay Silver Inc. ("Corner Bay") and Pan American Silver Corp. ("Pan American") have entered into a definitive agreement (the "Definitive Agreement") dated June 28, 2002 pursuant to which Corner Bay and Pan American have agreed to merge by way of a plan of arrangement (the "Arrangement"). Pursuant to the terms of the Arrangement, 0.999 of each issued and outstanding Corner Bay common share ("Corner Bay Share") will be exchanged for 0.3846 of a Pan American common share ("Pan American Share") and the remaining 0.001 of each Corner Bay Share will be exchanged for 0.1923 of a Pan American Share purchase warrant ("Pan American Warrant"). Each whole Pan American Warrant will entitle Corner Bay shareholders ("Corner Bay Shareholders") to purchase a Pan American Share at a price of $12.00 for a period of five years from the closing of the Arrangement. The terms of the Arrangement are more fully described in the proxy circular issued by Corner Bay and Pan American to be dated August 2, 2002 (the "Circular").

GMP ENGAGEMENT, BACKGROUND AND ASSIGNMENT

The Board of Directors of Corner Bay (the "Board") engaged GMP on June 19, 2002, to assist the Board in evaluating the Arrangement (the "Engagement Agreement") and to prepare and deliver to the Board an opinion with respect to the fairness of the Arrangement from a financial point of view to Corner Bay Shareholders (the "Fairness Opinion"). Pursuant to the Engagement Agreement, GMP will be paid a fee of $100,000 upon the delivery of the Fairness Opinion. In addition, Corner Bay will reimburse GMP for its reasonable out-of-pocket expenses and indemnify GMP in connection with certain liabilities, which may be incurred by GMP in connection with the Engagement Agreement. The fees payable to GMP are not contingent in whole or in part upon the successful completion of the Arrangement or on the conclusions reached by GMP in the Fairness Opinion. GMP's evaluation is not to be considered a "formal valuation" (within the meaning of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Commission des valeurs mobilières du Québec).

GMP Background to Assignment

GMP has had no prior dealings with Corner Bay or Pan American prior to the Arrangement. GMP was informed of the merger of Corner Bay and Pan American through various news services on the morning of May 20, 2002. Management of Corner Bay and GMP had discussions thereafter and GMP was engaged with respect to the Arrangement. In the initial transaction Corner Bay Shareholders were to receive 0.54 of a Pan American Share and 0.25 of a common share in a newly formed exploration company. Subsequently GMP was informed on June 18,

2002 that the amount and structure of the consideration offered Corner Bay Shareholders was adjusted to the aforementioned exchange ratio and consideration as part of the Arrangement.

At a Board meeting on June 24, 2002, GMP presented to the Board its recommendation as to the fairness of the Arrangement and the Board voted in favour of recommending the Arrangement.

CREDENTIALS OF GRIFFITHS McBURNEY & PARTNERS

GMP is an employee-owned investment bank with offices in Toronto, Calgary and Montreal, Canada and Geneva, Switzerland, which provides research and corporate finance advice and services, and engages in securities trading and investment banking. GMP is not in the business of providing auditing services and is not controlled by a financial institution. The Fairness Opinion expressed herein represents the opinion of GMP, and the form and content herein have been approved for release by the Executive Committee of GMP, the members of which have extensive experience in merger, acquisition, divestiture, valuation, fairness opinion and capital market matters.

GMP is not an insider, associate, or affiliate of Corner Bay or Pan American and is not an advisor to any person or company other than to Corner Bay with respect to the Arrangement. GMP has not acted as lead underwriter for Corner Bay or Pan American in the past 24 months. GMP's fees are payable on the delivery of the Fairness Opinion regardless of the overall success and outcome of the Arrangement. Moreover, GMP has not entered into any other agreements or arrangements with Corner Bay or Pan American or any of their affiliates with respect to any future dealings. GMP may however, in the normal course of its business, provide financial advisory or investment banking services to Corner Bay, Pan American or any of their respective affiliates from time to time.

GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Corner Bay, Pan American or any of their respective affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Corner Bay, Pan American or other interested parties.

SCOPE OF REVIEW

In connection with GMP's Fairness Opinion, GMP has reviewed and relied upon, among other things, the following:

1. all public filings submitted by Pan American and Corner Bay to securities commissions or similar regulatory authorities in Canada for the last two fiscal years, including annual reports, management information circulars, annual information forms, prospectuses, year-end financial statements and interim financial statements;

2. public information relating to the business, operations, financial performance and stock trading history of Corner Bay, Pan American and other selected public companies considered by GMP to be relevant;

3. discussions of the business, financial condition and prospects of Corner Bay with certain members of senior management of Corner Bay;

4. the Definitive Agreement dated June 27, 2002;

5. press releases issued by Corner Bay and Pan American in the last two years;

6. the business plans, forecasts and budgets prepared by management of Pan American for fiscal years 2002 to 2006;

7. the pre-feasibility study for Corner Bay's Alamo Dorado Project by Mintec, Inc., November 1999;

8. the May 2002 Technical Report on the Alamo Dorado Project by Mintec, Inc.;

9. the final feasibility study for Corner Bay's Alamo Dorado Project by AMEC E&C Services Inc. dated June 2002;

10. a draft of the Circular as of August 1, 2002, relating to, among other things, the merger between Corner Bay and Pan American;

11. public information with respect to transactions of a nature comparable to the Arrangement which GMP considered to be relevant;

12. representations contained in a certificate dated as of July 22, 2002, from senior officers of Corner Bay; and

13. other such corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate under the circumstances.

GMP has not, to the best of its knowledge, been denied access by Corner Bay to any information requested.

ASSUMPTIONS AND LIMITATIONS

With the approval of the Board and as is provided for in the Engagement Agreement, GMP has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations (the "Information") obtained by it from public sources, senior management of Corner Bay and Pan American, and their respective consultants and advisors. The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, GMP has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of Corner Bay have represented to GMP in a certificate dated as of July 22, 2002, among other things, that: (i) Corner Bay has no information or knowledge of any facts public or otherwise not specifically provided to GMP which would reasonably be expected to affect materially the Fairness Opinion to be provided by GMP; (ii) the Information provided orally by, or in the presence of, an officer of Corner Bay or in writing by Corner Bay or orally or in writing by agents of Corner Bay to GMP (or filed on SEDAR) relating to Corner Bay, any of its subsidiaries, or the Arrangement for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to GMP, and is, except as has been disclosed in writing to GMP, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the *Securities Act* (Ontario) (the "Act")), in respect of Corner Bay, any of its subsidiaries, or the Arrangement, or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (iii) since the dates on which the Information was disclosed or provided to GMP, except as disclosed in writing to GMP, there has been no material change (as such term is defined in the Act), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Corner Bay, or any of its subsidiaries and there is no plan or proposal for any material change, and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; (iv) any portion of the Information provided to GMP (or filed on SEDAR) which constitutes forecasts, projections, budgets or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Corner Bay are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) Corner Bay has complied with the Engagement

Agreement; and (vi) Corner Bay has no knowledge of any material non-public information concerning Corner Bay and its subsidiaries, except such information that has been disclosed to GMP by Corner Bay.

Senior officers of Pan American have represented to GMP in a certificate dated as of July 22, 2002, that: (i) Pan American has no information or knowledge of any facts public or otherwise not filed on SEDAR relating to Pan American and its subsidiaries, which would reasonably be expected to affect materially the Fairness Opinion to be given by GMP; (ii) there have been no changes in any material facts or new material facts relating to Pan American and its subsidiaries that have not been filed on SEDAR; (iii) there has been no material change (as such term is defined in the Act), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Pan American, or to the knowledge of Pan American, or any of its subsidiaries and there is no plan or proposal for any material change, which has not been disclosed publicly on SEDAR; and (iv) Pan American has no knowledge of any material non-public information concerning Pan American and its subsidiaries that has not been generally disclosed.

In preparing the Fairness Opinion, GMP has made several assumptions, including that all final versions of documents will conform in all material respects to the drafts provided to GMP, conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Arrangement are valid and effective, the Circular will be distributed to Corner Bay Shareholders in accordance with the applicable laws, and the disclosure in the Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Pan American, Corner Bay and their respective subsidiaries and affiliates as they were reflected in the Information reviewed by GMP and as they were represented to GMP in discussions with management of Corner Bay and Pan American. In its analyses and in preparing the Fairness Opinion, GMP has made numerous assumptions with respect to performance, commodity prices, general business and economic conditions, and other matters, many of which are beyond the control of GMP or any party involved in the Arrangement and, while reasonable under current circumstances, may prove to be incorrect.

The Fairness Opinion has been provided for the use of the Board in considering the Arrangement and making recommendations to Corner Bay Shareholders. The Fairness Opinion may not be used by any other person or relied upon by any other person other than the Board and may not be used or relied upon by the Board for any purpose other than the purpose stated herein, without the prior written consent of GMP. Under the terms of the Engagement Agreement, GMP has consented to the inclusion of the text and description of the Fairness Opinion in the Circular to be mailed to Corner Bay Shareholders, provided that the Circular is provided to GMP and the disclosure therein relating to GMP and the Fairness Opinion is approved by GMP.

The Fairness Opinion is given as of the date hereof, and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to GMP's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, GMP reserves the right to change, modify or withdraw the Fairness Opinion.

GMP believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Corner Bay Shareholder as to whether to vote their shares in favour of the Arrangement.

GMP
GRIFFITHS McBURNEY & PARTNERS

FAIRNESS OPINION

Based on and subject to the foregoing, GMP is of the opinion that, as at July 26, 2002, the Arrangement is fair from a financial point of view to Corner Bay Shareholders.

Yours very truly,
GRIFFITHS McBURNEY & PARTNERS



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APPENDIX "H"

DISSENT RIGHTS

SECTION 190 OF THE CBCA

190. (1) *Right to dissent.* Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going private transaction or a squeeze-out transaction.

(2) *Further right.* A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) *If one class of shares.* The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) *Payment for Shares.* In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) *No partial dissent.* A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) *Objection.* A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) *Notice of resolution.* The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) *Demand for payment.* A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) *Share certificate.* A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) *Forfeiture.* A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) *Endorsing certificate.* A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) *Suspension of rights.* On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) *Offer to pay.* A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) *Same terms.* Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) *Payment.* Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) *Corporation may apply to court.* Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) *Shareholder application to court.* If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) *Venue.* An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) *No security for costs.* A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) *Parties.* On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) *Powers of court.* On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) *Appraisers.* A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) *Final order.* The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) *Interest.* A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) *Notice that subsection (26) applies.* If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) *Effect where subsection (26) applies.* If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) *Limitation.* A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

APPENDIX "I"

PAN AMERICAN AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Pan American Corp.

Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(expressed in United States dollars)

AUDITORS' REPORT

To the Shareholders of
Pan American Silver Corp.

We have audited the consolidated balance sheets of Pan American Silver Corp. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 2001, we conducted our audits in accordance with Canadian and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Vancouver, British Columbia
February 19, 2002,
except for note 17, which is at March 11, 2002

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

PAN AMERICAN SILVER CORP.
CONSOLIDATED BALANCE SHEETS
As at December 31
(in thousands of US dollars)

	2001	2000
	$	$
Assets		
Current assets		
Cash and cash equivalents	3,331	7,544
Short-term investments	513	46
Accounts receivable	6,037	3,627
Inventories (note 4)	4,655	4,413
Prepaid expenses	6,534	3,465
Total Current Assets	21,070	19,095
Property, plant and equipment – net (note 5)	66,659	21,144
Mineral properties (note 6)	1,785	42,518
Other assets (note 7)	2,003	330
Total Assets	91,517	83,087
Liabilities		
Current liabilities		
Operating line of credit	1,390	-
Accounts payable and accrued liabilities (note 8)	12,283	9,055
Advances for concentrate shipments	4,071	-
Current portion of bank loans (note 9)	2,209	7,276
Current portion of severance indemnity and commitments (note 14)	547	573
Current portion of deferred income (note 7)	643	420
Total Current Liabilities	21,143	17,324
Deferred revenue (note 7)	1,850	258
Bank loans (note 9)	5,010	4,987
Provision for reclamation	2,112	1,492
Severance indemnity and commitments (notes 6 and 14)	2,525	1,482
Total Liabilities	32,640	25,543
Shareholders' Equity		
Share capital (note 10)		
Authorized:		
100,000,000 common shares of no par value		
Issued:		
December 31, 2000 – 34,381,234 shares		
December 31, 2001 – 37,628,234 shares	130,723	121,302
Additional paid in capital	1,120	1,131
Deficit	(72,966)	(64,889)
Total Shareholders' Equity	58,877	57,544
Total Liabilities and Shareholders' Equity	91,517	83,087

Approved by the Board

(Signed) ROSS J. BEATY, Director

(Signed) JOHN H. WRIGHT, Director

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2001, 2000 and 1999
(in thousands of US dollars, except for shares and per share amounts)

	2001	2000	1999
	$	$	$
Revenue	37,296	29,931	26,851
Expenses			
Operating	40,591	27,561	26,473
General and administration	2,138	2,177	2,242
Depreciation and amortization	4,312	2,509	2,308
Reclamation	620	461	432
Exploration	892	800	2,443
Interest expense	783	326	87
Other expenses (income)	(463)	(772)	(1,297)
Write-down of mineral properties (note 6)	-	42,747	-
	48,873	75,809	32,688
Loss from operations	(11,577)	(45,878)	(5,837)
Gain on sale of land (note 3)	3,500	-	-
Net loss for the year	(8,077)	(45,878)	(5,837)
Basic and Fully Diluted Loss Per Share (note 2)	(0.22)	(1.35)	(0.20)
Weighted average shares outstanding	36,162,815	33,987,958	29,248,013

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, 2001, 2000 and 1999
(in thousands of US dollars, except for shares)

	Common shares		Additional Paid In Capital	Deficit	Total
	Shares	Amount			
	$	$	$	$	$
Balance, January 1, 1999	24,728,315	74,595	235	(13,174)	61,656
Exercise of stock options	96,500	78	-	-	78
Shares issued for cash, net of share issue costs	7,607,780	38,954	-	-	38,954
Share compensation issued	28,250	153	-	-	153
Foreign exchange translation adjustment	-	-	(120)	-	(120)
Net loss for the year	-	-	-	(5,837)	(5,837)
Balance, December 31, 1999	32,460,845	113,780	115	(19,011)	94,884
Issued on acquisition of Huaron (note 3)	1,780,389	7,015	-	-	7,015
Issued for purchase of royalty	140,000	507	-	-	507
Fair value of stock options granted (note 3)	-	-	985	-	985
Fair value of warrants granted (note 10c(ii))	-	-	69	-	69
Foreign exchange translation adjustment	-	-	(38)	-	(38)
Net loss for the year	-	-	-	(45,878)	(45,878)
Balance, December 31, 2000	34,381,234	121,302	1,131	(64,889)	57,544
Exercise of stock options	247,000	789	-	-	789
Shares issued for cash, net of share issue costs (note 10b)	3,000,000	8,632	-	-	8,632
Fair value of warrants granted (note 10b)	-	-	27	-	27
Foreign exchange translation adjustment	-	-	(38)	-	(38)
Net loss for the year	-	-	-	(8,077)	(8,077)
Balance, December 31, 2001	37,628,234	130,723	1,120	(72,966)	58,877

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001, 2000 and 1999
(in thousands of US dollars)

	2001	2000	1999
Operating activities			
Sales proceeds	$ 38,176	$ 30,085	$ 26,591
Hedging activities	40	181	116
Interest paid	(783)	(326)	(87)
Other income and expenses	96	762	1,231
Products and services purchased	(36,759)	(26,898)	(26,302)
Exploration	(892)	(811)	(2,443)
Taxes paid	-	(111)	(27)
General and administration	(1,964)	(2,267)	(2,406)
	(2,086)	615	(3,327)
Financing activities			
Proceeds from (repayments of) bank loans	(5,044)	10,043	-
Shares issued for cash	9,789	-	41,649
Share issue costs	(340)	-	(2,617)
	4,405	10,043	39,032
Investing activities			
Property, plant and equipment expenditures	(6,683)	(1,077)	(2,624)
Mineral property expenditures	(24)	(17,815)	(27,359)
Short-term investments (purchases) sales	256	(13)	25
Acquisition of cash of subsidiary (note 3)	-	9	-
Acquisition of shares of subsidiary (note 3)	-	(65)	-
Other	(81)	(3)	27
	(6,532)	(18,964)	(29,931)
Increase (decrease) in cash and cash equivalents for the year	(4,213)	(8,306)	5,774
Cash and cash equivalents at beginning of year	7,544	15,850	10,076
Cash and cash equivalents at end of year	3,331	7,544	15,850

Supplemental cash flow information (note 12c)

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS

The Company is a silver mining company operating in Peru, Mexico and Bolivia. The recoverability of amounts capitalized for mineral properties depends on the discovery, development or exploitation of ore reserves or resources.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada as set out below. Significant differences from United States accounting principles are disclosed in Note 16.

a) Basis of presentation

These consolidated financial statements are expressed in United States dollars and include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Certain comparative figures have been reclassified to conform to the current year's presentation.

b) Revenue recognition

Revenue is recognized when title and risks of ownership of concentrates have passed and collection is reasonably assured. Revenue from the sale of concentrates may be subject to adjustment upon final settlement of estimated metal weights and assays. Adjustments to revenue are recorded in the period of final settlement.

c) Inventories

Concentrate inventories are stated at the lower of cost and net realizable value determined by using the first-in, first-out method. Supplies inventories are carried at the lower of average cost and replacement cost.

d) Property, plant and equipment

i) Mineral properties

Acquisition costs of mineral development properties together with interest costs directly related to mine development and development expenditures are deferred. Once in production such costs will be amortized on a units-of-production basis over a property's expected economic life. When deferred expenditures on individual producing or development properties exceed the estimated net recoverable value, the properties are written down to the estimated net recoverable value. Deferred costs relating to abandoned properties are written-off. Exploration costs are charged to operations.

ii) Property, plant and equipment are stated at the lower of cost or estimated net recoverable value on the basis of undiscounted estimates of future cash flows. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in other income or expenses.

Depreciation is calculated on a straight-line basis over the lesser of an asset's estimated useful life ranging from five to twenty years and the life of the mineral property to which it relates.

The carrying value of producing mineral properties is reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. Any resulting writedowns are charged to operations.

e) Reclamation costs

Ongoing reclamation costs are charged to operations in the period in which they are incurred. Estimated closure costs are accrued on a units-of-production basis.

f) Foreign currency translation

The Company's functional currency is the US dollar. The accounts of self-sustaining foreign operations are accounted for by the current rate method. Under this method, assets and liabilities are translated into US dollars at prevailing rates of exchange at each balance sheet date and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations.

Foreign currency transactions and balances and the accounts of integrated foreign operations are accounted for by the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations.

g) Derivative financial instruments

The Company uses forward sales agreements for the purpose of managing the price of anticipated metal sales. These instruments are accounted for as a hedge of anticipated transactions and are not recorded on the balance sheet of the Company. Gains and losses from these contracts are recorded as an adjustment of revenue in the period that related production is delivered.

Occasionally, non-hedging option contracts are entered into. These contracts are recorded on the balance sheet and marked-to-market at each reporting date. Any mark-to-market gains or losses are included in the statement of operations.

h) Cash and cash equivalents

Cash and cash equivalents include cash or highly liquid, fixed income securities or term deposits with an average yield of 1.65% (2000 – 5.4%) and an average term to maturity, at the date of purchase, of one month.

i) Short-term investments

Short-term investments are carried at the lower of cost and market value.

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

j) Stock option plan

The Company provides options to buy shares of the Company to directors, officers and service providers. The board of directors grants such options for periods of up to ten years at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options are granted.

No compensation expense is recognized when stock options are issued to employees and directors. All consideration paid by employees from the exercise of stock options or purchase of stock is credited to share capital.

Compensation expense is recorded when stock options are issued to non-employees and is recognized over the vesting period of the option. Compensation expense is determined as the fair value of the option at the date of grant using an option-pricing model. During the year ended December 31, 2001, no stock options were issued to non-employees.

k) Estimates and assumptions

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

l) Earnings per share

The Company has adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants with respect to earnings per share. This change has been made retroactively, however, there was no change to the prior years' reported basic and fully diluted loss per share. The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution by including other common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year.

3. BUSINESS ACQUISITION

On March 6, 2000, the Company acquired a 71.83% interest in Compania Minera Huaron S.A. ("Huaron"). The acquisition agreement provided for the issuance of 1,780,389 common shares of the Company valued at $7,015,000 and 700,000 common share purchase options with a value of $985,000. The stock options are exercisable over a ten-year period at $4.00 per share. The Company also granted the vendors a net smelter return royalty payable after the Company has extracted 4,300,000 tonnes of ore from the property based on a 2.16% of the net smelter return. This royalty increases to a maximum of 3% if the Company acquires a 90% or more interest in Huaron. Included in liabilities of Huaron at the date of acquisition was a liability of $3,174,000 payable to the former majority shareholders of Huaron. This liability was discharged from the proceeds of sale of certain Huaron assets

($1,980,000) and corporate funds ($1,194,000). Between March 6 and October 20, 2000, the Company increased its ownership in Huaron to 72.64% by purchasing shares from minority shareholders for $65,000.

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

The acquisition was accounted for by the purchase method and the accounts of Huaron have been consolidated from March 6, 2000. The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets	$	1,297
Property, plant and equipment		12,968
		14,265
Less:		
Current liabilities		(3,649)
Long-term liabilities		(1,551)
Severance indemnity		(1,000)
Consideration, including cash of $65,000	$	8,065

On August 2, 2001, the Company increased its ownership of Huaron to 99.85% when the Company sold certain parcels of Huaron land to Volcan Compania Minera S.A. ("Volcan") in exchange for Volcan's 27.21% interest in Huaron. The Company also received $200,000 in cash, $500,000 in Volcan shares and other benefits (Note 7) as consideration for the sale of Huaron land and has recorded a $3,500,000 gain as a result of this transaction.

4. INVENTORIES

Inventories consist of:

	2001	2000
	$	$
Concentrate inventory	2,115	1,519
Materials and supplies	2,540	2,894
	4,655	4,413

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:	Mexico	Peru	Other	2001	2000
Property	1,153	97	-	1,250	1,250
Plant and equipment	2,255	33,439	-	35,694	23,112
Mine development	18,685	24,316	-	43,001	5,998
Other	-	-	1,108	1,108	1,104
	22,093	57,852	1,108	81,053	31,464
Accumulated amortization	(411)	(13,629)	(354)	(14,394)	(10,320)
	21,682	44,223	754	66,659	21,144

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

Plant and equipment is amortized using the straight-line method over the lesser of estimated useful life ranging from five to twenty years or estimated economic ore reserves. Mine development is amortized over estimated economic ore reserves.

Until May 2001, mine development costs at the Huaron and La Colorada mine were capitalized as part of mineral properties. These costs were transferred to property, plant and equipment when commercial production began at both the Huaron and La Colorada mine in May 2001 (Note 6).

6. MINERAL PROPERTIES

Mineral properties consist of:

	2001	2000
	$	$
Development properties		
Huaron, Peru		
Plant and equipment	-	8,851
Mine development and other	-	11,705
La Colorada, Mexico		
Plant and equipment	-	2,247
Mine development and other	-	17,954
	-	40,757
Investment properties		
Waterloo, USA	1,000	1,000
Tres Cruces and others	785	761
	1,785	42,518

Mine development consists of capital projects or improvements that have not been placed into service. The Company will amortize such assets from the date that they are put into service. During 2001 the Company capitalized interest costs of $306,000 (2000 - $268,000) relating to the Huaron mine development.

In May 2001, the assets at both the Huaron and La Colorada mine were placed into service and their deferred costs were transferred to property, plant and equipment.

La Colorada, Mexico

In 1998, the Company acquired the La Colorada silver mine for cash consideration of $2,100,000 and 304,000 shares of the Company with an ascribed value of $2,575,000, which was based on the closing share price on the date of closing, and a 5% Net Smelter Royalty. In November 2001, the terms of royalty were amended. The Company has the option, prior to March 23, 2003, to buy back three-fifths of the royalty by making payment to the former owner of the La Colorada mine of either $2,000,000 in cash or the equivalent value in common shares of the Company. The Company has the further option prior to March 23, 2003 to purchase the remaining two-fifths of the royalty by making payment of either $1,000,000 in cash or the equivalent value in common shares of the Company. The equivalent value in common shares of the Company is calculated based on the market price of the Company's common shares on the exercise date of these options.

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

Waterloo, USA

In 1994, the Company acquired a 100% interest in the Waterloo silver-barite property located in the Calico Mining District of San Bernardino County, California. The purchase price was cash of $1,000,000 and 1,000,000 common shares issued at an ascribed value of $2,917,675. In 2000, the Company wrote-down the carrying value to its estimated net recoverable value of $1,000,000.

Tres Cruces, Peru

In 1998, the Company and OroPeru Resources Inc. ("OroPeru") entered into an agreement granting Battle Mountain Gold Company ("BMGC") an option to acquire a 100% interest in the Tres Cruces gold property in northern Peru, which is currently held 50% by the Company and 50% by OroPeru. In consideration for this option, BMGC paid to the Company and Oroperu an aggregate of $600,000. In 1999, BMGC gave notice to terminate the option agreement.

San Vicente, Bolivia

In June 1999, the Company entered into a joint venture agreement, that was amended on January 15, 2001, with Comibol, Bolivia's state mining company, to earn a 100% interest in the San Vicente mine and related infrastructure by spending $1,100,000 in exploration expenditures in the first two years, which have already been spent, and spending, at the Company's option, $1,150,000 in year three, $6,750,000 in years four and five and $11,000,000 in years six and seven on exploration and development.

Due to market conditions and uncertainty about whether future exploration and development work would justify continuing the joint venture agreement, the Company wrote-off its $1,142,000 carrying value for San Vicente in December 2000.

In October 2001, Comibol approved the Company's request for a state of force majeure, which extends the deadline for its annual spending commitments by a maximum of two years or until silver and zinc prices reach $5.00 per ounce and $0.50 per pound, respectively.

On December 1, 2001, the Company signed a two-year contract to allow a Bolivian company to extract, at its cost, up to 200,000 tonnes during the life of the contract. The Company will receive the greater of $13,000 per month, a 4% net smelter return royalty or depending on metal prices, 20% - 30% of net cash flow.

Other

During 2000, the Company wrote-off its $37,208,000 carrying value in the Dukat silver project and various mineral properties totaling $1,138,000.

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

7. OTHER ASSETS

Other assets consist of:

	2001	2000
	$	$
Long-term receivables	1,850	258
Reclamation bond	74	72
Other	79	-
	2,003	330

Long-term receivables consists of future power credits received as partial consideration from the sale of an interest in a Peruvian power line for $1,747,000 in 1998 and $1.2 million from the sale of Huaron land in 2001. The deferred balance of the 1998 transaction accrues interest at 3 month LIBOR (2001 – 1.90% 2000 – 6.40%) plus 1% and is payable monthly as a 25% reduction of future power costs at the Quiruvilca mine. The deferred balance of the 2001 transaction is payable as future power credits over a five-year period at the Huaron mine and is subject to increase at the rate of Peruvian inflation over the five-year term. The current portion of the long-term receivables and deferred revenue of $643,000 (2000 - $420,000) are in current assets and liabilities as at December 31, 2001.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	2001	2000
	$	$
Trade accounts payable	9,408	7,145
Payroll and related benefits	2,034	1,226
Sales taxes	320	597
Royalty	101	-
Other	420	87
	12,283	9,055

9. BANK LOANS

Bank loans consist of:

	2001	2000
	$	$
Huaron pre-production loan facility	-	11,429
Huaron loan	6,500	
Operating loan	719	834
	7,219	12,263
Current portion	(2,209)	(7,276)
	5,010	4,987

On August 31, 2000 the Company arranged a $12,000,000 pre-production loan facility for the reconstruction of the Huaron mine. The loan bore interest at 1 month LIBOR plus 3.25% and was repayable in monthly installments of $571,000, commencing in December 2000 until August 2002. The majority of assets held by the Company's

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

Peruvian subsidiaries were pledged as security for this loan and, under certain conditions, the Company could extend the loan for an additional 12 months. In September 2001, this pre-production loan facility was repaid.

In September 2001, the Company obtained a $6,500,000 loan and repaid the pre-production loan facility. This loan bears interest at 6 month LIBOR plus 3.00% and is repayable in monthly installments of $135,000, commencing February 2002 until January 2006. Certain of Huaron's assets have been pledged as security for this loan.

The Company assumed an operating loan as part of the acquisition of Compania Minera Huaron S.A. (Note 3). This loan bears interest at 3 month LIBOR plus 3.0%. The loan will be repaid from one installment of $126,900 and nine monthly installments of $65,800 commencing in January 2002 until September 2002.

Details of principal repayments due are as follows:

Year	Amount Due
2002	$ 2,209,000
2003	$ 1,625,000
2004	$ 1,625,000
2005	$ 1,625,000
2006	$ 135,000

10. SHARE CAPITAL

a) Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price	Shares	Price	Shares
Outstanding, December 31, 1998	2,041,800	$0.19-$9.85	500,000	$5.47	2,541,800
Year ended December 31, 1999					
Granted	480,000	$6.41-$6.76	2,487,110	$6.00-$6.24	2,967,110
Exercised	(96,500)	$0.19-$6.47	-	-	(96,500)
Cancelled	(50,000)	$8.60-$9.85	(500,000)	$5.47	(550,000)
Outstanding, December 31, 1999	2,375,300		2,487,110		4,862,410
Year ended December 31, 2000					
Granted	1,552,500	$3.33-$4.00	100,000	$5.00	1,652,500
Expired	(855,500)	$6.17	-	-	(855,500)
Cancelled	(440,000)	$6.17-$10.07	-	-	(440,000)
Outstanding, December 31, 2000	2,632,300		2,587,110		5,219,410
Year ended December 31, 2001					
Granted	790,000	$3.14	32,250	$3.00	822,250
Exercised	(247,000)	$3.14	-	-	(247,000)
Cancelled	(130,000)	$3.14-$5.81	-	-	(130,000)
Expired	-		(1,950,000)	$5.65	(1,950,000)
Outstanding, December 31, 2001	3,045,300	$3.14-$7.63	669,360	$2.94-$5.00	3,714,660

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

The following table summarizes information concerning stock options outstanding as at December 31, 2001:

		Options Outstanding			Options Exercisable	
Range of Exercise Prices	Year of Expiry	Number Outstanding as at December 31, 2001	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price	Number Exercisable as at December 31, 2001	Weighted Average Exercise Price
$5.81	2002	440,000	5.33	$ 5.81	440,000	$ 5.81
$5.81-$7.63	2003	70,000	14.47	7.11	66,000	7.19
$5.81-$6.12	2004	370,000	32.17	5.86	222,000	5.86
$3.14-$5.81	2005	202,800	45.27	5.04	202,800	5.04
$3.14	2006	550,000	52.47	3.14	550,000	3.14
$3.14-$4.00	2010	1,412,500	102.33	3.57	1,397,500	3.57
		3,045,300	64.97	$ 4.27	2,878,300	$ 4.19

At December 31, 2000 and 1999, 2,353,800 and 1,864,300 stock options were exercisable at a weighted average exercise price of $4.56 and $6.66, respectively.

b) During the year ended December 31, 2001, the Company issued 3,000,000 common shares for gross proceeds of $9,000,000. In addition, the Company granted 32,250 share purchase warrants, exercisable at $3.00 per share, which expire on December 5, 2002. These warrants were ascribed a fair value of $27,000 which forms part of shareholders' equity.

c) During the year ended December 31, 2000, the Company:

i) issued 1,780,389 common shares for the acquisition of 71.83% interest in Compania Minera Huaron (Note 3) at an ascribed value of $7,015,000. In addition, the Company granted to the former majority shareholders of Huaron 700,000 ten-year incentive stock options, exercisable at $4.00 per share. The stock options were ascribed a fair value of $985,000 which forms part of shareholders' equity.

ii) issued 140,000 common shares at an ascribed value of $507,000, made a cash payment of $50,000 and granted 100,000 three-year share purchase warrants, exercisable at $5.00 per share to purchase a 20% net profits royalty over the Company's Quiruvilca mine. The share purchase warrants issued were ascribed a fair value of $69,000 which forms part of shareholders' equity.

11. FINANCIAL INSTRUMENTS

Fair value

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, an operating line of credit, accounts payable and accrued liabilities and advances for concentrate shipments. The carrying value of these instruments approximates their fair value due to their immediate or short-term liquidity.

Financial instruments also include bank loans with a maturity of up to four years and at interest rates at LIBOR plus 3%. Management considers that no events have occurred subsequent to the arrangement of these loans that would indicate that fair value differs substantially from carrying value.

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

Concentration of Credit Risk

In 2001, the Company's five customers (2000 and 1999 – two customers) accounted for 100% of concentrate sales revenue. The loss of any of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company's results of operations and financial condition.

Derivatives

The Company sells metal in concentrates under long-term contracts. Generally, the price received for such sales is the average metal price for a month that is one month before shipment or two months after the month in which the metal arrives at its destination. In order to establish the price received for portions of its production, the Company occasionally sells metal forward at a fixed price.

In the fourth quarter of 2000, the Company sold 750 tonnes of lead forward at $512 per tonne. These forward sales were settled during October through December 2000 during which the average price of lead was $472 per tonne. As a consequence, the Company realized incremental revenue of $30,000.

During 2001, the Company sold forward 3,750 tonnes of lead at $510 per tonne and 750 tonnes of copper at $1,524 per tonne. The lead sales were settled between April and December of 2001 for realized incremental revenue of $29,000. The copper sales were closed out in December 2001 for realized incremental revenue of $28,000 of which $18,000 will be recognized in 2002.

12. a) CHANGES IN OPERATING CASH FLOWS USING THE INDIRECT METHOD

The consolidated statements of cash flows reports the flow of cash provided by or consumed by the Company's operating, financing and investing activities. The following presents a reconciliation between cash provided by or consumed by operating activities and net loss for the year in order to identify the differences between the two.

	2001	2000	1999
	$	$	$
Net loss for the year	(8,077)	(45,878)	(5,837)
Items not involving cash:			
Depreciation and amortization	4,312	2,509	2,308
Write-down of resource properties	-	42,747	-
Gain on sale of land	(3,500)	-	-
Compensation expense	253	-	-
Other	559	256	(105
Reclamation	620	461	432
	(5,833)	95	(3,202)
Changes in non-cash operating working capital			
Accounts receivable	(2,601)	218	27
Inventories	(242)	457	320
Prepaid expenses	(3,359)	(99)	344
Accounts payables and accrued liabilities	5,665	215	(262)
Advance payment for concentrates	4,071	-	(350)
Severance indemnity	213	(271)	(204)
	3,747	520	(125)
Cash provided by (used in) operations	(2,086)	615	(3,327)

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

b) RECONCILIATION OF CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Sources (uses) of cash		
	2001	2000	1999
	$	$	$
(Increases) decreases in non-cash current assets	(6,188)	(901)	347
Increases in current liabilities	3,324	7,200	4,057
Changes in non-cash working capital	(2,864)	6,299	4,404
Less non-operating working capital items:			
Short-term investments reflected in investing activities	467	30	(40)
Mineral property expenditures reflected in accounts receivable	191	(879)	162
Development expenditures reflected in accounts receivable	223	18	-
Development expenditures reflected in inventories	-	561	-
Mineral property expenditures reflected in prepaid expenses	-	(27)	221
Development expenditures reflected in prepaid expenses	291	1,774	-
Mineral property expenditures reflected in accounts payable	(133)	4,220	(4,677)
Development expenditures reflected in accounts payable	37	(3,452)	-
Capital expenditures reflected in accounts payable	(67)	-	-
Current portion of loan reflected in financing activities	5,067	(7,276)	-
Current portion of severance indemnity reflected in severance indemnity	535	(748)	(195)
Changes in non-cash operating working capital	3,747	520	(125)

c) SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

	2001	2000	1999
	$	$	$
Shares issued for compensation	-	-	153
Shares issued for purchase of royalty (Note 10c(ii))	-	507	-
Shares issued for acquisition of subsidiary (Note 3)	-	7,015	-
Warrants granted for purchase of royalty (Note 10c(ii))	-	69	-
Warrants granted pursuant to equity financing	27	-	-
Equity interest in subsidiary acquired through sale of land	2,800	-	-
Shares acquired through sale of land	500	-	-
Stock options granted on acquisition of subsidiary (Note 3)	-	985	-

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

13. SEGMENTED INFORMATION

The Company operates in one industry, has three reporting segments and has activities in five countries. Segmented disclosures and enterprise-wide information are as follows:

	Mining	Corporate	Exploration & development	2001 Total
	$	$	$	$
Revenue from external customers	37,256	40	-	37,296
Gain on Sale of land	3,500	-	-	3,500
Interest revenue	104	126	6	236
Interest expense	(783)	-	-	(783)
Exploration	(15)	-	(877)	(892)
Depreciation and amortization	(4,257)	(47)	(8)	(4,312)
Net income (loss)	(5,952)	(1,796)	(329)	(8,077)
Capital asset expenditures	6,704	3	-	6,707
Segment assets	86,424	3,784	1,309	91,517

	Mining	Corporate	Exploration & development	2000 Total
	$	$	$	$
Revenue from external customers	29,901	30	-	29,931
Write-off of mineral properties	-	-	(42,747)	(42,747)
Interest revenue	148	350	143	641
Interest expense	(326)	-	-	(326)
Exploration	-	-	(800)	(800)
Depreciation and amortization	(2,400)	(66)	(43)	(2,509)
Net income (loss)	(43)	(1,918)	(43,917)	(45,878)
Capital asset expenditures	1,065	4	17,879	18,948
Segment assets	33,299	690	49,098	83,087

	Mining	Corporate	Exploration & development	1999 Total
	$	$	$	$
Revenue from external customers	26,851	-	-	26,851
Interest revenue	144	746	127	1,017
Interest expense	(87)	-	-	(87)
Exploration	-	-	(2,443)	(2,443)
Depreciation and amortization	(2,220)	-	(88)	(2,308)
Net income (loss)	(1,942)	656	(4,551)	(5,837)
Capital asset expenditures	2,174	-	27,809	29,983
Segment assets	31,760	14,595	61,474	107,829

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

	Revenue			Net Capital Assets	
	2001	2000	1999	2001	2000
	$	$	$	$	$
Peru	35,108	29,901	26,851	45,527	40,856
Canada	40	30	-	19	66
Mexico	2,148	-	-	21,682	21,539
United States	-	-	-	1,194	1,171
Bolivia	-	-	-	22	30
	37,296	29,931	26,851	68,444	63,662

14. SEVERANCE INDEMNITIES AND COMMITMENTS

Severance indemnities and commitments consist of:

	2001	2000
	$	$
Severance indemnity	1,626	1,573
Tax liability	825	-
Other provisions and non-current liabilities	621	482
	3,072	2,055
Less: current portion of severance indemnity and commitments	(547)	(573)
	2,525	1,482

The Company has an obligation to its Peruvian employees for certain pre-1990 severance indemnities. A law was enacted, which requires that the Company transfer the administration of funds owing to employees to a financial institution during or after January 2003. At December 31, 2001 the unpaid obligation amounted to $455,000 (2000 - $573,000) and is reflected in current liabilities.

On March 6, 2000 the Company acquired a 71.83% interest in Compania Minera Huaron S.A. (Note 3) and assumed a $1,000,000 severance indemnity relating to former employees of Huaron, which will be discharged over an estimated ten-year period. During 2001, $160,000 was paid toward this severance indemnity.

As at December 31, 2001, the Company had accrued an $825,000 liability for unpaid 1997 to 2000 hospital taxes. The amount outstanding accrues interest at 6% per annum and is to be repaid over a ten-year period. A portion of this liability amounting to $92,000 is reflected in current liabilities.

As at December 31, 2001, the Company has provisions for settlement of various litigation and insurance claims and other non-current liabilities totaling $621,000.

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

15. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2001	2000	1999
	$	$	$
Statutory tax rate	43.5%	45%	45%
Recovery of income taxes computed at statutory rates	3,403	20,645	2,626
Effect of lower tax in foreign jurisdictions	(801)	(14,652)	(583)
Tax benefit not recognized in the period that the loss arose	(2,602)	(5,993)	(2,043)
	-	-	-

The tax affect of each type of temporary difference that gives rise to the Company's future tax assets have been determined and are set out in the following table. Until the Company can predict the timing of the realization of such assets they are not reflected in the accounts.

Future Income Tax Assets

	2001	2000
	$	$
Depreciation and amortization	4,105	3,970
Canadian resource pools	3,109	3,216
Excess tax value of mineral property over book value	1,614	1,614
Operating loss carry-forwards	18,946	16,958
	27,774	25,758
Future income tax liability	-	-
Less: valuation allowance	(16,330)	(15,815)
Net future income tax asset	11,444	9,943
Excess of book value of capital assets over tax value	(11,444)	(9,943)
Net future income tax asset	-	-

At December 31, 2001 the Company had the following loss carry forwards available for tax purposes:

	Amount	Expiry
	$	$
Canada	$9,334,000	2002-2008
Peru	$25,924,000	2002-2004
Mexico	$19,365,000	2006-2011
Bolivia	$2,300,000	Indefinite

The Company has tax loss carry-forwards in Russia and Cyprus that are unlikely to be utilized.

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). Had the Company followed US GAAP, exploration costs are expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows exploration costs to be deferred.

The cumulative effect on the balance sheets of the Company prepared in accordance with US GAAP would reduce total assets as at December 31, 2001 and 2000 by $2,685,000 and $2,661,000, respectively, and increase the deficit by the corresponding amounts.

	2001	2000	1999
	$	$	$
Consolidated Statements of Operations			
Net loss under Canadian GAAP	(8,077)	(45,878)	(5,837)
Deferred exploration, previously written-off	-	378	-
Deferred exploration	(24)	(2,347)	(692)
Net loss under US GAAP	(8,101)	(47,847)	(6,529)
Basic loss per share under US GAAP	($0.22)	($1.41)	($0.22)

Under US GAAP deferred exploration expenditures would be classified as an operating activity rather than an investing activity within the statements of cash flows.

a) Stock based compensation

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at December 31, 2001, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

SFAS 123, however, allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. The Company has adopted the disclosure-only provision of SFAS 123.

The following pro forma financial information presents the net loss for the year and the basic loss per common share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

	2001	2000	1999
	$	$	$
Net loss for the year under US GAAP	(8,101)	(47,847)	(6,529)
Additional stock based compensation costs	(1,369)	(1,605)	(703)
Pro forma net loss under US GAAP	(9,470)	(49,452)	(7,232)
Pro forma basic loss per share under US GAAP	($0.26)	($1.45)	($0.25)

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

Using the fair value based method for stock-based compensation, additional costs of approximately $1,369,000, $1,605,000 and $703,000 would have been recorded for the years ended December 31, 2001, 2000 and 1999, respectively. These amounts were determined using an option pricing model assuming no dividends were paid, a vesting period occurring over 5 years, a weighted average volatility of the Company's share price of 45.98% (2000 – 46.26% and 1999 – 60.87%), weighted average annual risk free rate of 4.93% (2000 – 5.71% and 1999 – 5.73%) and resulted in a weighted average option price of $1.36 per share (2000 - $1.63 and 1999 - $5.26).

b) Comprehensive income

The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted beginning on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The impact of adopting SFAS 130 on the Company's financial statements is as follows:

	2001	2000	1999
	$	$	$
Net loss under US GAAP	(8,101)	(47,847)	(6,529)
Other comprehensive income:			
Foreign exchange adjustment	(38)	(38)	(120)
Comprehensive net loss under US GAAP	(8,139)	(47,885)	(6,649)

c) Derivative instruments and hedging activities

The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments. This standard was adopted during the year ended December 31, 1999. The Company has assessed its business activities and has determined that application of the requirements of SFAS 133 had no significant impact on the Company's consolidated financial position or results of operations

d) Recent accounting pronouncements

In July 2001, the FASB issued SFAS Nos. 141 and 142 ("FAS 141" and "FAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under FAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. FAS 141 and FAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of FAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under FAS 141 will be reclassified to goodwill. Companies are required to adopt FAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt FAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of FAS 141 and 142 will not have a material affect on its consolidated financial position or results of operations.

In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-

(Tabular amounts are in thousands of US dollars, except for share, price per share and per share amounts)

Lived Assets to Be Disposed Of." The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations—Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS 121. Companies are required to adopt FAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 144 as of January 1, 2002. The Company has determined that the application of FAS 144 will not have a material affect on its consolidated financial position or results of operations.

17. SUBSEQUENT EVENTS

a) On January 7, 2002, the Company sold 4,500 tonnes of zinc at an average price of $851 per tonne. These sales were designated as a hedge and represent sales of 750 tonnes per month for each of the months of February through and including July 2002. The difference between the average monthly London zinc cash settlement price and the forward sales price will be credited or charged to revenue during the February through July 2002 period. At March 11, 2002 the London settlement price for zinc was $825 per tonne.

b) On January 7, 2002, the Company entered into an agreement with NJB Mining Inc. to purchase a mill facility for $600,000 to expand production at the La Colorada mine. The purchase price is to be paid over four non-refundable payments – a $50,000 initial payment on January 31, 2002, $100,000 by March 25, 2002, $100,000 on commencement of site work and a $350,000 final payment prior to removal of the mill from the site. The Company is also required to post a $50,000 refundable bond for site cleanup.

c) On January 8, 2002, the Company sold 1,500,000 ounces of silver at $4.50 per ounce. On January 22, 2002 the Company purchased 1,500,000 ounces of silver at $4.36 per ounce to close out the sale. This trade resulted in a gain of $210,000 that will be recognized in the first quarter of 2002.

d) Issued 185,700 common shares for proceeds of $583,000 pursuant to the exercise of employee stock options.

e) On February 25, 2002, the Company entered into an agreement with Silver Standard Resources Inc. ("Silver Standard") to purchase a 50% interest in the Manantial Espejo silver-gold project in Argentina for $2,000,000 in cash or common shares. In addition, the Company will enter into a joint venture agreement with Silver Standard to continue drilling and exploration on the Manantial Espejo project. Silver Standard will be the operator during the exploration phase and the exploration costs will be shared equally from January 1, 2002. The Company will be the operator during the feasibility and mine construction stages and will contribute the first $3,000,000 towards mine construction once a production decision is made after which any further expenditures will be shared equally.

f) On March 11, 2002, the Company completed the sale of 3,450,000 common shares to a syndicate of underwriters at a price of $4.80 per share for gross proceeds of $16,560,000. The Company expects to receive net proceeds of $15,595,000 after deducting underwriters' fees and other disbursements of approximately $965,000.

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APPENDIX "J"

PAN AMERICAN UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Pan American Corp.

Unaudited Financial Statements

Three months ended March 31, 2002

(expressed in United States dollars)

PAN AMERICAN SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited – in thousands of US dollars)

	March 31 2002	December 31 2001
Assets		
Current Assets		
Cash and cash equivalents	$ 19,921	$ 3,331
Short-term investments	513	513
Accounts receivable	3,387	6,037
Inventories	6,282	4,655
Prepaid expenses	5,474	6,534
Total Current Assets	35,577	21,070
Property, plant and equipment, net	65,940	66,659
Mineral properties	3,778	1,785
Other assets	2,003	2,003
Total Assets	$ 107,298	$ 91,517
Liabilities		
Current Liabilities		
Operating line of credit	$ 1,500	$ 1,390
Accounts payable and accrued liabilities	11,931	12,283
Advances for concentrate shipments	4,196	4,071
Current portion of bank loans	2,209	2,209
Current portion of severance indemnity and commitments	838	547
Current portion of deferred revenue	605	643
Total Current Liabilities	21,279	21,143
Deferred revenue	1,850	1,850
Bank loans	4,752	5,010
Provision for reclamation	2,310	2,112
Severance indemnity and commitments	1,904	2,525
Total Liabilities	32,095	32,640
Shareholders' Equity		
Share capital		
Authorized		
100,000,000 common shares of no par value		
Issued:		
December 31, 2001 – 37,628,234 common shares		
March 31, 2002 – 41,510,445 common shares	148,361	130,723
Additional paid in capital	1,111	1,120
Deficit	(74,269)	(72,966)
Total Shareholders' Equity	75,203	58,877
Total Liabilities and Shareholders' Equity	$ 107,298	$ 91,517

PAN AMERICAN SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the three months ended March 31, 2002 and 2001
(Unaudited – in thousands of US dollars, except for shares and per share amounts)

		2002		2001
Revenue	$	10,199	$	4,541
Expenses				
Operating		9,202		4,894
General and administration		359		505
Depreciation and amortization		1,429		708
Reclamation		198		115
Exploration		83		152
Interest Expense		266		11
Other expense (income)		(35)		(303)
		11,502		6,082
Net loss from operations for the period		(1,303)		(1,541)
Deficit, beginning of period		(72,966)		(64,889)
Deficit, end of period	$	(74,269)	$	(66,430)
Loss per share – Basic and Fully Diluted	$	(0.03)	$	(0.04)
Weighted average shares outstanding		38,603,987		34,831,234

PAN AMERICAN SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS – DIRECT METHOD
For the three months ended March 31, 2002 and 2001
(Unaudited – in thousands of US dollars)

	2002	2001
Operating activities		
Sales proceeds	$ 12,380	$ 8,353
Hedging activities	313	22
Interest paid	(266)	(11)
Other income and expenses	36	286
Products and services purchased	(10,406)	(5,189)
Exploration	(77)	(157)
General and administration	(348)	(451)
	1,632	2,853
Financing activities		
Proceeds from (repayments of) bank loans	$ (258)	$ (1,729)
Proceeds from (repayments of) operating line of credit	110	-
Shares issued for cash	17,251	-
Share issue costs	(792)	-
	16,311	(1,729)
Investing activities		
Property, plant and equipment expenditures	$ (710)	$ (47)
Mineral property expenditures	(604)	(5,086)
Short-term investments (purchases) sales	-	(3)
Other	(39)	(1)
	(1,353)	(5,137)
Increase (decrease) in cash and cash equivalents for the period	16,590	(4,013)
Cash and cash equivalents, beginning of period	3,331	7,544
Cash and cash equivalents, end of period	$ 19,921	$ 3,531
Supplemental disclosure of non-cash transactions		
Shares issued for acquisition of mineral property	$ 1,250	$ -

PAN AMERICAN SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS – INDIRECT METHOD
For the three months ended March 31, 2002 and 2001
(Unaudited – in thousands of US dollars)

		2002		2001
Operating activities				
Net loss for the period	$	(1,303)	$	(1,541)
Items not involving cash				
Depreciation and amortization		1,429		708
Reclamation		198		115
Operating cost provisions		(260)		187
		64		(531)
Changes in non-cash operating working capital items		1,568		3,384
Cash provided (used in) by operations		1,632		2,853
Financing activities				
Proceeds from (repayments of) bank loans	$	(258)	$	(1,729)
Proceeds from (repayments of) operating line of credit		110		-
Shares issued for cash		17,189		-
Share issue costs		(730)		-
		16,311		(1,729)
Investing activities				
Property, plant and equipment (additions) dispositions	$	(710)	$	21
Mineral property expenditures		(743)		(3,645)
Changes in non-cash working capital items		139		(1,509)
Short-term investments (purchases) sales		-		(3)
Other		(39)		(1)
		(1,353)		(5,137)
Increase (decrease) in cash and cash equivalents for the period		16,590		(4,013)
Cash and cash equivalents, beginning of period		3,331		7,544
Cash and cash equivalents, end of period	$	19,921	$	3,531
Supplemental disclosure of non-cash transactions				
Shares issued for acquisition of mineral property	$	1,250	$	-

1. Basis of and Responsibility for Presentation

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2001 included in the Company's 2001 Annual Report. These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements. Certain comparative figures have been reclassified to conform to the current presentation.

These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2001 except that during the three month period ended March 31, 2002 the Company adopted the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.

In management's opinion, all adjustments necessary for fair presentation have been included in these financial statements.

2. Change in Accounting Policy

The Company adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

The Company adopted the intrinsic value method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. For three months ended March 31, 2002, there were no stock options issued and therefore, pro forma loss would be the same as actual loss for the period. The Company has not included those options outstanding on the date of adoption of S3870 in the calculation of its pro forma loss.

3. Mineral Properties

Pan American operates the Quiruvilca, the Huaron and the La Colorada mines. The Huaron and La Colorada mines reached commercial production in May 2001. As of May 1, 2001, Huaron's and La Colorada's production results were included in the consolidated statements of operations and their carrying values reclassified from mineral properties to property, plant and equipment.

On March 27, 2002, the Company acquired a fifty percent interest in the Manantial Espejo property located in Argentina. The purchase price was $1,912,432 paid in cash of $662,432 and the issuance of 231,511 common shares at an ascribed value of $1,250,000. The Company also paid $100,000 in order to eliminate a 1.2 percent net smelter return royalty over the property. In addition, the Company entered into an equal joint venture and agreed to fund its share of a $1,500,000 exploration program during 2002.

4. Property, Plant and Equipment

On January 7, 2002, the Company has agreed to purchase a mill facility for $600,000 to expand production at the La Colorada mine. To date, the Company has made payments totaling $250,000 towards the purchase price with the final payment to be made in June 2002. Subsequent to March 31, 2002, the Company commenced dismantling the mill facility in order to transport it to La Colorada. The estimated total cost of dismantling and transportation is $450,000.

5. Segmented Information

The Company operates in one industry, has three reporting segments and has activities in five countries. Segmented disclosures and enterprise-wide information are as follows:

	For the three months ended March 31, 2002			
in thousands of US dollars	**Mining**	**Corporate office**	**Exploration & development**	**Total**
Revenues from external customers	$ 9,886	$ 313	$ -	$ 10,199
Interest revenue	7	29	-	36
Interest expense (note 1)	(266)	-	-	(266)
Exploration	-	-	(83)	(83)
Depreciation and amortization	(1,425)	(4)	-	(1,429)
Net income (loss)	(1,260)	(6)	(37)	(1,303)
Long-lived asset expenditures	(710)	-	(1,854)	(2,564)
Segmented Assets	$ 84,302	$ 19,096	$ 3,900	$ 107,298

	For the three months ended March 31, 2002			
in thousands of US dollars	**Mining**	**Corporate office**	**Exploration & development**	**Total**
Revenues from external customers	$ 4,519	$ 22	$ -	$ 4,541
Interest revenue	22	15	39	76
Interest expense (note 1)	(11)	-	(241)	(252)
Exploration	-	-	152	152
Depreciation and amortization	(690)	(12)	(6)	(708)
Net income (loss)	(669)	(486)	(386)	(1,541)
Long-lived asset expenditures	(47)	-	(5,086)	(5,133)
Segmented Assets	$ 31,234	$ 2,466	$ 51,023	$ 84,723

6. Share capital

On March 11, 2002, the Company completed the public sale of 3,450,000 common shares at a price of $4.80 per share for gross proceeds of $16,560,000. After fees and expenses, the Company received $15,814,800 and expects to spend an additional $220,000 in disbursements relating to this equity financing. Also, during the first quarter of 2002 the Company issued 200,700 common shares for proceeds of $629,000 pursuant to the exercise of 200,700 stock options.

As at April 24, 2002, there were 41,560,445 common shares issued and outstanding. There were also 2,779,600 options issued and outstanding at exercise prices ranging from $3.13 to $8.23 with remaining weighted average contractual lives of 0.1 years to 8.5 years. In addition, there were 669,360 warrants issued and outstanding at exercise prices ranging from $3.00 to $5.00 with weighted average contractual lives of 0.7 years to 2.5 years.

First Quarter 2002 Management's Discussion

Results of Operations (all amounts are expressed in US dollars)

For the three-month period ended March 31, 2002 the Company's net loss was $1.3 million ($0.03 per share) compared to a net loss of $1.5 million ($0.04 per share) for the three-month period ended March 31, 2001. Revenue was $10.2 million for the first quarter of 2002, which was 125 percent greater than revenue for the corresponding period of 2001. Sales volumes, prices realized per tonne of concentrate sold, consolidated revenue and consolidated revenue variances per tonne of concentrate sold were:

Concentrates Sold

	March 31, 2002				March 31, 2001			
	Quiruvilica	Huaron	La Colorada	Total	Quiruvilica	Huaron	La Colorada	Total
Zinc concentrate – tonnes	6,997	11,803	190	18,990	9,259	-	-	9,259
Lead concentrate – tonnes	-	4,467	323	4,790	-	-	-	-
Copper concentrate – tonnes	1,365	1,569	-	2,934	1,640	-	-	1,640

Average Prices Realized per Tonne of Concentrate

	March 31, 2002				March 31, 2001			
	Quiruvilica	Huaron	La Colorada	Total	Quiruvilica	Huaron	La Colorada	Total
Zinc concentrate	$ 204.00	$ 185.85	$ 382.00	$ 194.50	$ 300.59	$ -	$ -	$ 300.59
Lead concentrate	$ -	$ 363.50	$ 2,070.00	$ 478.44	$ -	$ -	$ -	$ -
Copper concentrate	$ 1,145.00	$ 1,490.00	$ -	$ 1,329.49	$ 1,124.85	$ -	$ -	$ 1,124.85

Consolidated Revenue (US$ 000's)

	March 31, 2002				March 31, 2001			
	Quiruvilica	Huaron	La Colorada	Total	Quiruvilica	Huaron	La Colorada	Total
Zinc concentrate	$ 1,427	$ 2,194	$ 73	$ 3,694	$ 2,783	$ -	$ -	$ 2,783
Lead concentrate	-	1,624	688	2,292	-	-	-	-
Copper concentrate	1,563	2,338	-	3,901	1,845	-	-	1,845
Price Adjustments				-	(87)			(87)
Metals Hedging & Trading				313				-
Total Revenue	$ 2,990	$ 6,155	$ 740	$ 10,199	$ 4,541	$ -	$ -	$ 4,541

Revenue Variances
(First Quarter 2002 Compared to First Quarter 2001)

Volume Variances	Concentrate Sales			
	Zinc	Lead	Copper	Total
Higher (Lower) Volume (tones)	9,731	4,790	1,294	
Last Year's Prices ($ per tonne)	$ 301	$ -	$ 1,125	
	$ 2,925	$ 0	$ 1,450	$ 4,381

Volume Variances	Zinc	Lead	Copper	Total
Higher (Lower) Prices ($ per tonne)	$ (106,09)	$ 478.44	$ 204.64	

Current year's sales (tones)	18,990	4,790	2,934	
	$ (2,015)	$ 2,292	$ 600	$ 877
Subtotal				$5,258
Final Settlement Price Adjustments				87
Hedging & Trading Revenue				313
Total Revenue Variance				$5,658

The increase in revenue was due to higher metal sales volumes amounting to $4.4 million and the affect of metal price differences between the first quarter of 2002 and the corresponding period of 2001, which because of the lead sales increased revenue by $0.9 million. There were no lead concentrate sales in the three month period ended March 31, 2001 compared to sales of 4,790 tonnes at an average price of $478 per tonne in the first quarter of 2002. There were negative final settlement price adjustments of $87,000 in the first quarter of 2002. During the first quarter of 2002 the Company realized incremental hedging and metals trading revenue of $0.3 million.

Refined metal prices were generally lower in the first quarter of 2002 when compared to the same period of 2001. The prices that Pan American realizes for its silver and copper production are net of charges imposed by smelters for the cost of refining metal into a pure form. Prices realized for zinc and lead production approximate the London average cash settlement price for the period. The Company's realized silver price averaged $4.15 per ounce in 2002 ($4.16 per ounce in 2001); zinc averaged $0.36 per pound in 2002 ($0.46 per pound in 2001); lead averaged $0.22 per pound in 2002 (not applicable in 2001 because there were no sales of lead concentrate during the first quarter of last year); and copper averaged $0.62 per pound compared to $0.71 for the first quarter of 2001.

Operating costs for the first three months of 2002 were $9.2 million or 88 percent higher than for the first quarter of 2001 and increased because of higher production levels. Operating costs per tonne of concentrate sold and operating costs variances for the first quarter of 2002 compared to the corresponding period of 2001 were:

Concentrates Sold

	March 31, 2002				March 31, 2001			
	Quiruvilica	**Huaron**	**La Colorada**	**Total**	**Quiruvilica**	**Huaron**	**La Colorada**	**Total**
Zinc concentrate – tonnes	6,997	11,803	190	18,990	9,259	-	-	9,259
Lead concentrate – tonnes	-	4,467	323	4,790	-	-	-	-
Copper concentrate – tonnes	1,365	1,569	-	2,934	1,640	-	-	1,640

Average Cost per Tonne of Concentrate Sold

	March 31, 2002				March 31, 2001			
	Quiruvilica	**Huaron**	**La Colorada**	**Total**	**Quiruvilica**	**Huaron**	**La Colorada**	**Avg**
Zinc concentrate	$ 191	$ 118	$ 326	$ 147	$ 257	$ -	$ -	$ 257
Lead concentrate	$ -	$ 272	$ 1,680	$ 367	$ -	$ -	$ -	$ -
Copper concentrate	$ 1,078	$ 1,031	$ -	$ 1,053	$ 1,024	$ -	$ -	$ 1,024

Consolidated Operating Costs (US$ 000's)

	March 31, 2002				March 31, 2001			
	Quiruvilica	**Huaron**	**La Colorada**	**Total**	**Quiruvilica**	**Huaron**	**La Colorada**	**Total**
Zinc concentrate production costs	$ 1,334	$ 1,392	$ 62	$ 2,788	$ 2,376	$ -	$ -	$ 2,376
Lead concentrate productions costs	-	1,215	542	1,757	-	-	-	-
Copper concentrate production costs	1,472	1,617	-	3,089	1,679	-	-	1,679
Shipping and selling	285	411	56	752	486			486
Mine administration costs	300	283	233	816	352			352

Total Operating Costs	**$ 3,391**	**$ 4,918**	**$ 893**	**$ 9,202**	**$ 4,984**	**$ -**	**$**	**$ 4,894**

Operating Cost Variances

(First Quarter 2002 Compared to First Quarter 2001)

	Concentrate Production Costs			
Volume Variances	**Zinc**	**Lead**	**Copper**	**Total**
Higher (Lower) Volume (tonnes)	9,731	4,790	1,294	
Last Year's Cost ($ per tonne)	$ 257	$ -	$ 1,024	
	$2,497	$0	$1,325	$3,823

Cost Variances	**Zinc**	**Lead**	**Copper**	**Total**
Higher (Lower) Costs ($ per tonne)	$ (109.84)	$ 366.84	$ 28.83	
Last Year's Sales -- tonnes	18,990	4,790	2,934	
	($2,086)	$1,757	$85	($244)
Subtotal	$412	$1,757	$1,410	$3,578
Shipping and selling				266
Mine administration costs				464
Total Cost Variance				**$4,309**

Compared to the first quarter of 2001, the cost of zinc concentrate sold increased by $0.4 million; lead concentrate costs by $1.8 million; and copper concentrate by $1.4 million. The reasons for the increase was higher production representing a $3.8 million cost increase, which was partially offset by cost savings of $0.2 million. Higher volumes of production shipped added $0.3 million to operating costs and mine site administration, which is predominately due to La Colorada, increased costs by $0.5 million.

The direct revenue and costs (excluding the affect of inventory changes and final price settlements) per tonne of ore milled for the first quarter of this year compared to last year's were:

		Three Months ended	
	March 31, 2002	**March 31, 2001**	**Difference**
Quiruvilca mine			
Tonnes milled.......................................	135,148	153,038	(17,890)
NSR per Tonne.....................................	$36.93	$ 4.44	($7.51)
Cost per tonne	38.39	44.85	6.46
Margin (Loss) per Tonne......................	($1.46)	($0.41)	($1.05)
Huaron mine			
Tonnes milled.......................................	149,100	-	149,100
NSR per Tonne.....................................	$44.82	-	$44.82
Cost per tonne	35.57	-	(35.57)
Margin (Loss) per Tonne......................	$9.25	-	$9.25
La Colorada mine			
Tonnes milled.......................................	15,623	-	15,623
NSR per Tonne.....................................	$46.09	-	$46.09
Cost per tonne	$57.59	-	(57.59)
Margin (Loss) per Tonne......................	($11.50)	-	($11.50)
Consolidated			
Tonnes milled.......................................	299,871	153,038	146,833
NSR per Tonne.....................................	$41.33	$44.44	($3.11)

Cost per tonne	37.99	44.85	6.86
Margin (Loss) per Tonne.......................	$3.34	($0.41)	$3.75

The impact of lower metal prices is reflected in the lower net smelter return per tonne realized in the first quarter of 2002 when compared to the same period in 2001.

Cost reduction and productivity improvement efforts undertaken at Quiruvilca during the second half of 2001 were responsible for the $6.46 per tonne lower unit production cost achieved in the three months ended March 31, 2002 compared to the first quarter of 2001. Per tonne operating costs for Huaron have been trending lower since the mine reached commercial production in May 2001. For the year 2001 the average cost per tonne milled at Huaron was $39.73 and Pan American estimated an average cost of $38.50 per tonne for 2002. The better than expected first quarter cost per tonne of $35.57 is partially due to cost control efforts and partially to productivity improvements. Additional cost savings are being identified, but are expected to have a relatively minor positive impact for the remainder of 2002. La Colorada's first quarter cost performance was disappointing. The principal reason for the disappointing cost performance was poor equipment availability. La Colorada reached commercial production in May 2001 and its cost per tonne milled averaged $68.89 for 2001. The average cost of $57.59 per tonne for the first quarter of 2002 was better than last year's average.

During March and April of this year measures were taken to reduce unit costs. The benefit of these measures will start to be realized during the second quarter.

Depreciation and amortization expense for the three months ended March 31, 2002 was $1.4 million or 102 percent higher than for the first quarter of last year. The increase is due to amortization of the costs of Huaron and La Colorada mines, which were not amortized during the period ended March 31, 2001. In addition, starting in 2002 Quiruvilca mine's costs are being depreciated over fewer proven and probable tonnes of ore reserves. A portion of Quiruvilca's ore reserves was reclassified from the proven and probable reserves to measured and indicated resources at December 31, 2001 because the Company lowered the metal prices used in the ore reserve calculations.

Amortization expense is principally based on the amount of proven and probable reserves. Reclamation expense reflects increased provisions due to the Huaron and La Colorada mines.

Lower exploration expense reflects reduced activity in the first quarter of 2002 relative to 2001. For the remainder of the year exploration expense will trend higher. Management expects to fund about $0.8 million, most of which will be during the third and fourth quarters, of exploration at the recently acquired Manantial Espejo property in Argentina. Although the amounts haven't been finalized, plans also call for increases in exploration spending at La Colorada and Huaron.

Cost control measures, including an across the board salary reduction and cutting head office personnel from twelve to ten, have reduced corporate general and administration expense when compared to the same period of last year.

Even though the average debt and advances outstanding in the first quarter of 2002 was $0.6 million lower than for the same period of 2001, interest expense was $0.27 million higher than for the first quarter of 2001. During the first quarter of 2001, total interest costs were $0.25 million of which $0.24 million was capitalized as part of the cost of the Huaron mine development. No interest costs were capitalized in 2002.

EBITDA[1] was $0.4 million for the first quarter of 2002 compared to negative EBITDA of $0.8 million for the same quarter in 2001. The principal reason for the improvement in EBITDA was the increase in production and sales. EBITDA is not a generally accepted accounting measure of earnings; however, the Company believes it provides useful information about current operating performance because provisions and charges for historic investment, such as depreciation and amortization, and financing activities are excluded in the determination of EBITDA.

Cash Flow

Cash flow from operating activities was $1.63 million for the first quarter of 2002. For the corresponding period of 2001, cash provided by operations was $2.9 million. The $1.3 million change is primarily the result of differences between changes in non-cash working capital items during the two periods. During the first quarter of 2001, various changes in non-cash working capital items resulted in a contribution to operating cash flow of $3.4 million. For the three months ended March 31, 2002, changes in non-cash working capital accounted for a $1.6 million contribution to operating cash flow.

For the first quarter of 2001, net debt repayments consumed $1.73 million. For the first quarter of 2002, net debt repayments were $0.15 million. The issue of 3.45 million common shares for net proceeds of $15.8 million and cash of $0.6 million realized on the exercise of stock options resulted in cash contributed by financing activities of $16.5 million for the first quarter of 2002.

Investing activities thus far in 2002 included sustaining capital expenditures of $0.4, at Quiruvilca and Huaron, new plant and equipment expenditures of $0.3 million at La Colorada and $0.8 million at the Manantial Espejo property in Argentina. Total investments amounted to $2.6 million, which includes cash expenditures of $1.4 million and the issue of 231,511 common shares, with a value of $1,250,000 for the Manantial Espejo property. For the balance of the year, spending in Argentina is estimated to amount to $0.8 million, which will be expensed as exploration costs. Pan American is currently negotiating the terms of a project financing to expand production from the La Colorada mine to 800 tonnes per day from its current operating rate of 200 tonnes per day. The estimated cost to expand La Colorada is $18 million to $19 million. The financing under discussion is expected to provide the Company with access to $10 million. If Pan American decides to proceed with the expansion during 2002, the funds required to develop La Colorada will be from the Company's working capital and from a project loan facility.

Liquidity and Capital Resources

Working capital, including cash of $19.9 million, was $14.3 million at March 31, 2002. This is an increase of $14.4 million from December 31, 2001. The increase is due to the $15.8 million net proceeds from the Company's March 11, 2002 common share issue. Significant changes, since December 31, 2001, in current assets include – an increase of $16.6 million in cash; a decrease of $2.7 million in accounts receivable; and a decrease of $1.1 million in prepaid expenses. Cash increased because of a common share issue and the exercise of stock options. Accounts receivable decreased because of the timing of shipments and sales collections. The decrease in prepaid expenses was principally due to collection of prepaid value added tax in Peru. Changes in current liabilities include a decrease of $0.4 million in accounts payable and increases in of $0.1 million in the Company's operating line of credit and $0.1 million in additional advances against future concentrate sales. The changes in current liabilities occurred during the normal course of operations.

---

1 The Company's calculations of EBITDA is as follows:
- For the first quarter of 2002: Net loss of $1,303 plus the following – interest expense of $266, taxes of $nil, depreciation and amortization of $1,429, which equaled $392;
- For the first quarter of 2001: Net loss of $1,541 plus the following – interest expense of $12, taxes of $nil, depreciation and amortization of $708, which equaled negative $821.

Regular payments toward long-term debt amounted to $0.3 million during the first quarter and reduced the balance owing to $6.9 million. Excluding any borrowings for La Colorada, management expects that the current and long-term portions of debt will amount to approximately $5.0 million at the end of 2002. Shareholders' equity was $75.2 million at March 31, 2002, an increase of $16.3 million since the end of 2001.

Mining Operations

During the first quarter, Pan American produced 2,065,503 ounces of silver at an average total cash cost per ounce of $3.84 and total production cost per ounce of $4.63. By-product production consisted of 10,107 tonnes of zinc, 5,441 tonnes of lead and 669 tonnes of copper. Silver production increased by 133 percent for the quarter ended March 31, 2002 when compared to the first quarter of 2001. Similarly, zinc production increased by 79 percent, lead by 145 percent and copper by 118 percent.

Pan American's consolidated total cash and total production costs per ounce of silver produced were:

	Three Months ended March 31	
	2002	**2001**
Consolidated Cost per Ounce of Silver (net of by-product credits)		
Total cash cost per ounce	$3.84	$3.66
Total production cost per ounce	$4.63	$4.58
In thousands of US dollars		
Direct operating costs & value of metals lost in smelting and refining	$12,499	$6,864
Royalty	36	0
By-product credits	(4,593)	(3,625)
Cash operating costs	$7,942	$3,239
Depreciation, amortization & reclamation	1,618	823
Production costs	$9,560	$4,062
Ounces for cost per ounce calculations	2,065,503	886,183

Quiruvilca mine

The Quiruvilca mill treated 135,148 tonnes during the quarter (2001 – 153,038 tonnes) and produced 728,619 ounces of silver and 4,888 tonnes of zinc (2001 – 886,183 ounces of silver and 5,659 tonnes of zinc). The total cash cost per ounce of silver produced was $4.44 for the first quarter (2001 -- $3.66 per ounce). While metal prices are depressed Quiruvilca's production volume and ore grades will be lower than historic levels.

The $6.27 lower cost per tonne milled at Quiruvilca demonstrates that the impact of cost saving measures introduced in the latter half of 2001 is benefiting operations in 2002. Lower metal prices for the first quarter of 2002 are reflected in the $7.51 lower net smelter return per tonne.

Quiruvilca's total cash and total production costs per ounce of silver produced were:

	Three Months ended March 31	
	2002	**2001**
Total cash cost per ounce	$4.44	$3.66
Total production cost per ounce	$5.79	$4.58
In thousands of US dollars		
Direct operating costs & value of metals lost in smelting and refining	$5,485	$6,864
Royalty	-	-
By-product credits	(2,253)	(3,625)
Cash operating costs	$3,232	$3,239
Depreciation, amortization & reclamation	986	823
Production costs	$4,219	$4,062
Ounces for cost per ounce calculations	728,619	886,183

Huaron mine

Huaron produced 1,146,309 ounces of silver (at total cash cost of $3.17 per ounce) and 5,121 tonnes of zinc from processing 149,100 tonnes of ore. Huaron started commercial production in the second quarter of 2001; therefore no quarterly comparisons are possible. However, Huaron is producing at a rate that is better than anticipated and at costs that are better than expected. Management anticipates that this favourable performance will continue throughout 2002. For the first quarter the NSR per tonne was $44.82 and operating costs per tonne were $35.57.

Huaron's total cash and total production costs per ounce of silver produced were:

	Three Months ended March 31	
	2002	**2001**
Total cash cost per ounce	$3.17	-
Total production cost per ounce	$3.61	-
In thousands of US dollars		
Direct operating costs & value of metals lost in smelting and refining	$5,963	-
Royalty	-	-
By-product credits	(2,329)	-
Cash operating costs	$3,634	-
Depreciation, amortization & reclamation	507	-
Production costs	$4,141	-
Ounces for cost per ounce calculations	1,146,309	-

La Colorada mine

La Colorada processed 15,623 tonnes of ore and produced 190,575 ounces of silver at a total cash cost of $5.64. The cost per ounce reflects the high fixed costs, relative to the amount of production, at La Colorada. La Colorada reached commercial production levels in the second quarter of 2001 and, like Huaron, no quarterly comparisons are possible. However, La Colorada's first quarter 2002 performance was worse than expected because the availability of certain rented, old mining equipment was much worse than anticipated. This resulted in marginally less production and significantly less underground development than was planned. The decrease in development resulted in deviations from the mine plan. Consequently, easily accessible low-grade ore was mined and the development of new high-grade stopes was delayed or not carried out. New equipment, at a cost of $0.3 million has been ordered and will be placed into service during the second quarter. Management expects that performance will improve during the second quarter. La Colorada's NSR per tonne was $46.09 and operating costs were $57.59 for the first quarter of 2002.

La Colorada's total cash and total production costs per ounce of silver produced were:

	Three Months ended March 31	
	2002	**2001**
Total cash cost per ounce	$5.64	-
Total production cost per ounce	$6.30	-
In thousands of US dollars		
Direct operating costs & value of metals lost in smelting and refining	$1,051	-
Royalty	36	-
By-product credits	(11)	-
Cash operating costs	$1,075	-
Depreciation, amortization & reclamation	125	-
Production costs	$1,200	-
Ounces for cost per ounce calculations	190,575	-

San Vicente mine

During the first quarter, Pan American received payments amounting to $33,000 from EMUSA. EMUSA is a Bolivian mining company that is in the process of extracting 200,000 tonnes of ore from the San Vicente mine in Bolivia under an agreement with the Company. Payments received under this agreement are used to offset the Company's carrying costs of San Vicente.

Exploration Projects

On March 27, 2002, Pan American acquired a fifty percent indirect interest in the Manantial Espejo property in Santa Cruz, Argentina. The Company paid $662,432 in cash and 231,511 of its common shares, with a fair value of $1,250,000, for shares of Compania Minera Altovalle S.A. ("Minera Altovalle") and Minera Triton S.A. ("Minera Triton") – two Argentina companies, which collectively own the Manantial Espejo property. Silver Standard Resources Ltd. ("Silver Standard") owns the remaining shares in each of Minera Altovalle and Minera Triton. In addition, Pan American and Silver Standard each paid $100,000, in cash, to cancel a 1.2 percent NSR on the property. The Company's purchase price and its carrying value for Manantial Espejo is $1.9 million.

APPENDIX "K"

PAN AMERICAN 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Pan American Silver Corp. and its subsidiaries ("Pan American", the "Company" "we" or "our") is a silver mining company that operates three mines – the Quiruvilca mine in northern Peru, the Huaron mine in central Peru and the La Colorada mine in central Mexico. An unrelated Bolivian mining company operates the Company's San Vicente mine, in Bolivia. Pan American receives a royalty based on mineral extracted at San Vicente. The Company holds a carried 20 per cent interest in the Russian company that owns the Dukat silver project and various interests in inactive silver investment properties in the Americas.

This discussion and analysis focuses on significant factors that affected the Company's performance and such factors that may affect its future performance. It should be read in conjunction with the rest of this Annual Report and especially in conjunction with the audited consolidated financial statements contained herein. Pan American's reporting currency is the United States dollar and all amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

Risks and Uncertainties

Pan American's success depends upon a number of factors. Many of those factors are beyond the Company's control. Typical risk factors and uncertainties include metal price and currency exchange rate fluctuations, operating hazards encountered in the mining business and changing legislation, regulations or the administration thereof. Risk factors are more fully described in the Company's Annual Information Form and Form 40-F.

Except for historical information contained in this discussion and analysis, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from such forward-looking statements. Pan American assumes no obligation or responsibility to update its forward-looking statements to reflect changes in assumptions or changes in circumstances or events affecting such statements.

Accounting Policies

The Company's accounting policies are set out in note 2 of the audited consolidated financial statements. There are two polices that, due to the nature of the mining business, may not be readily understood. These policies relate to revenue recognition and property, plant and equipment.

The Company recognizes revenue when the title and risks or rewards of ownership of concentrates have been transferred and when collection of the sales proceeds is reasonably assured. Pan American produces five metals – silver, zinc, lead, copper and gold. These metals are sold in the form of a silver-rich copper concentrate, a silver-rich lead concentrate and a zinc concentrate. A concentrate is an intermediate product that results from the crushing, grinding and treatment of mineralized ore. Pure metal is obtained after smelting and refining. Concentrates are sold to arms-length smelters or metals traders. The sales process is as follows:

Concentrates are produced, weighted, assayed and stored until shipment.

After presentation of weight, assay and warehouse certificates the Company may elect to receive an advance payment equal to 80 to 85 per cent of the estimated value of the payable metals (less expected shipping, smelting and refining charges) contained in the concentrate. Advance payments are recorded as a current liability.

If the Company elects to take an advance payment against concentrate in a warehouse, title to the concentrate passes from Pan American to the smelter or metals trader; however, the risk of loss does not transfer at this time.

Upon shipment, the Company will receive payment for up to 90 per cent of the estimated value of the payable metal (again less expected shipping, smelting and refining charges and less any advance payments).

Upon shipment both title and risk have transferred to our customer and we will have received payment for about 90 per cent of the estimated value of the metals sold. At this time a sale is recorded and revenue is recognized.

The sales process requires estimates of expected metals prices and the content and quality of the concentrates. Once concentrates have been smelted a final determination of the content and quality is made and the final metal prices are known. At this time a final invoice is prepared. The elapsed time from shipment to final invoicing is typically about four months. This time may be longer if the Company and the buyer disagree about the quality of a shipment. In those instances an umpire makes the final determination. Any adjustments to revenue necessary because of differences between the final invoice and the provisional invoice are recognized at the time of final invoicing.

Accounting for property, plant and equipment also involves numerous estimates and assumptions. The more important estimates are for expected long-term metal prices, the amount and grades of ore reserves, the mineablity of ore, metallurgical characteristics and the expected future costs to develop, mine, process, sell the production and potential reclamation costs.

At our three producing mines we have operating experience and understand the geological, engineering and other technical characteristics of the mines and the expected future costs of operation. Metal price predictions are more uncertain. For silver, Management believes that the long-term future price will be significantly higher than $5.00 per ounce, but in our assessment of the carrying value of our properties we use $5.00. Since 1989, the average London price for zinc was $1,153 per tonne, for lead $579 per tonne and for copper it was $2,192 per tonne. These prices are used in our carrying value analysis.

If, after the our carrying value analysis, there is uncertainty about the recoverability of an investment in a property, the carrying value of the property is written-down to an amount equal to the expected future cash flows. Any write-downs are charged to operations.

Cost per Ounce of Silver Calculations

Elsewhere in this Annual Report, Pan American reports two performance measures – total cash cost per ounce and total production cost per ounce of silver recovered. These measures are widely reported in the mining industry as benchmarks for performance measurement. There is a general understanding within the industry of how these measures are calculated; however, there are no legal or regulatory definitions for them. For purposes of clarification, the following sets out how the Company calculates its cost per ounce performance measures.

For cash cost per ounce recovered –

Costs included in the numerator are the sum of:

Costs to explore for, develop access to and mine ore;
Costs to transport, crush and process ore to concentrate;
Costs to support production activities, such as engineering, geology, health and safety, environmental and maintenance;
Costs to truck, store, weigh, assay and ship concentrate to the buyer;
Costs of administration, insurance and sales activities;
All other cash expenses and production related taxes or royalties;

Smelter treatment charges and price participation payments;
The value of metals lost in the smelting process;
Any negative or positive final sales adjustments; and
Any recurring incidental expenses or income.

By-product Credits netted against costs include:

The sales value of zinc, lead and copper by-products.

Total production cost per ounce of silver recovered includes all of the items in the cash cost per ounce recovered measure and the following:

All other taxes
Depreciation and amortization
Reclamation

Ounces included in the denominator are ounces of silver recovered to concentrate.

The resulting quotients are the Total Cash Cost per Ounce and the Total Production Cost per Ounce of Silver Recovered. Excluded from these performance measure calculations are corporate general and administration and exploration expenses, and unusual, non-recurring items such as the gain recognized on the sale of land in 2001 or the property write-downs in 2000. Since by-product credits are netted against costs, these per ounce measures will vary, sometimes materially, as the prices for zinc, lead and copper change.

Property Acquisitions

During 2001, Pan American acquired 27.21 per cent of the company that owns the Huaron mine. This acquisition brought the Company's ownership of Huaron to 99.85 per cent. During 2000, Pan American acquired 72.64 per cent of the company that owns the Huaron mine. In 1999, the Company optioned the San Vicente project and in 1998 Pan American acquired the La Colorada mine. In February 2002, an agreement was reached to acquire an indirect 50 per cent interest in the Manatial Espejo property, which is located in Argentina. Management continuously seeks out acquisition opportunities and may make other acquisitions in 2002.

Metal Prices

Pan American derives its revenue from the sale of silver, zinc, lead, copper and minor amounts of gold. Metal prices during 2001 were extremely low. Factors contributing to the low metal prices during 2001 include a general economic slowdown in the OECD countries and a lack of investor interest in base and precious metals investments. The Company anticipates that economic growth will resume during the second half of 2002 and metal prices will improve.

The following table sets out the average London Metal Exchange Cash Settlement prices for the metals and the periods indicated, as well as the Company's budget prices for 2002.

Metal	2002 est.	2001	2000	1999
Silver – oz	$4.50	$4.40	$4.94	$5.23
Zinc – lb	$0.40	$0.40	$0.51	$0.49
Lead – lb	$0.23	$0.22	$0.21	$0.23
Copper – lb	$0.75	$0.72	$0.82	$0.71

Metals prices for 2000 and 2001 were volatile. The following table sets out the daily high, low and average London Metal Exchange Cash Settlement prices for metals and the annualized historic volatility of those metal prices.

	Silver – oz	Zinc – lb	Lead – lb	Copper – lb
2001 – High	$4.80	$0.48	$0.24	$0.83
2001 – Avg	$4.40	$0.40	$0.22	$0.72
2001 – Low	$4.10	$0.33	$0.20	$0.60
2001 – Range	$0.70	$0.15	$0.04	$0.23
Volatility	14.3%	15.3%	23.7%	18.3%
2000 – High	$5.37	$0.58	$0.24	$0.91
2000 – Avg	$4.95	$0.51	$0.21	$0.82
2000 – Low	$4.57	$0.46	$0.18	$0.73
2000 – Range	$0.80	$0.12	$0.06	$0.18
Volatility	14.6%	17.0%	21.4%	17.0%

Metal Price Hedging and Trading

The Company's policy is to not hedge the price of silver. Consequently, Pan American has never hedged the price it will receive for its silver production. If the Company entered into bank financing arrangements for a mine expansion or acquisition, it is likely that the lenders would require that the price of a portion of future silver production would have to be locked in. In that event, the Company would review its silver hedging policy.

On January 8, 2002, the Company entered into a silver trade that involved the forward sale of 1.5 million ounces of silver at $4.50 per ounce. This sale was closed out on January 22, 2002 with the purchase of these ounces at $4.36 per ounce for a net trading gain of $210,000.

From time-to-time, Pan American sells base metals forward. On November 27, 2001 the Company sold 750 tonnes of copper forward at an average price of $1,524 per tonne ($0.69 per pound) for settlement in December 2001 and January and February of 2002. On December 10, 2001, the January and February 2002 forward sales were re-purchased for a gain of $18,000. The December contract was settled on January 3, 2002 for a gain of $9,500.

At December 31, 2000, the Company had outstanding forward sales of 3,750 tonnes of lead for settlement during 2001 at an average price of $510 per tonne ($0.23 per pound). These sales were closed out in March 2001for a gain of $29,250.

In January 2002, Pan American sold forward 4,500 tonnes of zinc at an average price of $851 per tonne ($0.39 per pound). These sales were designated as a hedge of a portion of the February through July 2002 zinc production. At March 11, 2002 the Official London price for zinc was $825 per tonne ($0.37 per pound) at which time these forward sales represented an unrealized gain of $97,500.

Metals Marketing

During 2001, long-term contracts were signed with smelters for the sale of the zinc and lead concentrate production from the Quiruvilca and Huaron mines to the end of 2006 with an option to extend through 2007. The terms of the contracts are fixed, except for treatment charges. Treatment charges are adjusted during the contract life to within a $5 band of prevailing worldwide treatment charges. Copper concentrates from Huaron and Quiruvilca are sold under frame contracts extending through 2004 for Quiruvilca and 2005 for Huaron. Under these contracts a portion of each year's and all succeeding years' treatment charges are re-negotiated. La Colorada's lead and zinc concentrates are sold under annual contracts. The Company has never had any delivery or payment disputes with its sales counter-parties and management believes that there are no appreciable delivery or credit risks resulting from its sales contracts.

Mining Operations

The effect of changes in metals prices on the net revenue received per tonne of ore processed at each of the Company's mines is illustrated below.

Quiruvilca mine

The Quiruvilca mine is an underground narrow vein mine that does not lend itself to modern mechanized mining. Consequently, it is very labour intensive and, at December 31, 2001, employed 670 people and 756 people as contract workers. Third party services (principally transportation, power and contract miners) account for about 55 per cent of Quiruvilca's costs. Labour accounts for 24 per cent and materials (explosives, drill bits and steel, grinding media and reagents) represent about 21 per cent of costs. During the latter part of 2001, efforts were made to lower costs by reducing staff by 58 workers and 8 supervisors. In 2001, negotiations commenced with suppliers and service providers to reduce costs. Known cost reductions resulting from those negotiations were incorporated in the 2002 operating plan and budget.

Following is a table showing Quiruvilca's historic and expected 2002 production.

	2002 est.	2001	2000	1999	1998
Tonnes milled	557,250	568,451	615,382	562,584	537,705
Cost per tonne	$41.67	$43.23	$44.14	$45.34	$47.45
Silver ounces	3,154,871	3,259,372	3,611,589	3,236,774	3,116,144
Zinc tones	20,572	21,009	24,462	23,340	22,415
Lead tones	8,187	8,358	8,740	7,319	6,142
Copper tones	1,278	1,204	1,215	1,098	1,060
Tonnes Shipped					
Zinc concentrate	35,287	39,475	42,039	41,224	35,163
Lead concentrate	13,877	12,975	14,899	11,265	12,764
Copper concentrate	5,555	5,602	5,970	5,372	6,198

Quiruvilca's revenue depends upon ore grade, recovery rates and metal prices. Recovery rates are reasonably consistent from year-to-year; however, variations in ore grades and metals prices occur. The table below sets out how Quiruvilca's net smelter return ("NSR") per tonne of ore milled changes as either ore grades or metal prices change.

	Minus 10%	2002 Plan	Plus 10%
Silver value / tonne	$20.92	$23.25	$25.57
Zinc	$9.71	$12.48	$15.25
Lead	$2.38	$3.05	$3.73
Copper	$1.16	$1.49	$1.82
NSR per Tonne	**$34.17**	**$40.27**	**$46.37**

For 2002, Management expects Quiruvilca's average NSR per tonne to be $40.27 and its budgeted average cost per tonne to be $41.67, which should result in an operating loss of approximately $0.8 million. Sustaining capital will be about $0.7 million, net of $0.6 million for mine development, which is included in operating costs, resulting in a net cash outflow of about $1.5 million for 2002. The majority of capital spending is planned for April through July. If prices don't improve, if grades are lower than planned or if operating costs are higher than expected, capital expenditures will be postponed to minimize the cash outflow.

Huaron mine

The Huaron mine started production on April 17, 2001 and reached commercial production on May 1, 2001. Huaron is an underground mine with wider veins than Quiruvilca and better lends itself to mechanized mining methods. Contract miners, who receive a fee for tonnes mined and the amount of development completed, work at Huaron under Pan American's supervision. Company employees are responsible for processing, engineering, geology, health and safety, environmental and administrative functions.

At December 31, 2001, the Huaron mine employed 114 people and contract workers amounted to another 614 people.

Third party services (principally mining, equipment maintenance, transportation and power) account for 80 per cent of Huaron's costs. Materials represent 12 per cent and labour accounts for about 8 per cent of costs.

Following is a table showing Huaron's production from May 2001 and expected 2002 production.

	2002 est.	2001
Tonnes milled	607,997	367,274
Cost per tonne	$38.50	$39.73
Silver ounces	4,673,759	2,897,946
Zinc tones	16,912	9,574
Lead tones	12,132	8,445
Copper tones	1,785	959
Tonnes Shipped		
Zinc concentrate	32,288	14,237
Lead concentrate	23,784	14,723
Copper concentrate	7,212	3,915

The table below sets out how Huaron's NSR per tonne of ore varies as either ore grades or budgeted metal prices change.

	Minus 10%	2002 Plan	Plus 10%
Silver value / tonne	$26.69	$29.65	$32.62
Zinc	$6.10	$8.16	$10.21
Lead	$3.02	$4.03	$5.04
Copper	($0.94)	$1.25	$1.57
NSR per Tonne	**$36.74**	**$43.09**	**$49.44**

Huaron's average NSR per tonne should be about $43.09 and its budgeted average cost per tonne is $38.50, which should generate approximately $2.8 million in operating cash flow. Sustaining capital will be about $0.9 million resulting in a net cash inflow of $1.9 million for 2002. The majority of capital spending is planned for July and August. If prices are low, if grades are lower than planned or if operating costs are higher than expected, capital expenditures will be postponed to minimize the cash outflow.

La Colorada mine

In early 2001, Pan American was offered a $28.6 million loan facility to develop La Colorada into a mine producing at the rate of 1,000 tonnes of ore per day to produce more than 4 million ounces of silver per year. However, due to the weakening silver price and loan hedging requirements Pan American deferred construction of the new mine/mill complex.

The Company started limited production at La Colorada in January 2001. The initial production rate was 100 tonnes per day, which was increased to 150 tonnes per day. During January 2002, this was increased to 200 tonnes per day. At December 31, 2001, the La Colorada mine and the Mexican administrative office employed 23 people and there were 101 contract workers.

Following is a summary of La Colorada's production for 2001 and its expected 2002 production.

	2002 est.	2001
Tonnes milled	70,000	47,317
Cost per tonne	$54.25	$68.89
Silver ounces	1,225,586	782,853
Zinc tones	832	311
Lead tones	699	384
Tonnes Shipped		
Zinc concentrate	1,440	580
Lead concentrate	1,711	1,142

The table below sets out how La Colorada's NSR per tonne of ore varies as either ore grades or budgeted metal prices change.

	Minus 10%	2002 Plan	Plus 10%
Silver value / tonne	$59.79	$66.44	$73.08
Gold	$1.80	$2.32	$2.85
Zinc	$2.78	$3.59	$4.40
Lead	$1.55	$2.00	$2.45
NSR per Tonne	**$65.92**	**$74.35**	**$82.78**

At a planned NSR of $74.35 per tonne of ore and a cost per tonne of $54.25, La Colorada is expected to generate about $1.4 million in operating cash flow. Capital expenditures will be about $0.6 million for a net contribution of $0.8 million.

In February 2002, Pan American completed a feasibility study for the expansion of La Colorada to an 800 tonne per day operation to produce about 3.7 million ounces of silver per year. The capital costs for this expansion are estimated at $18 million to $20 million. Negotiations with banks interested in financing this expansion are underway. Management's expects to conclude a bank financing for about $12 million and to use cash on-hand to fund the balance of the expansion costs.

Liquidity and Capital Resources

On March 1, 2002, Pan American entered into an agreement with a syndicate of underwriters to sell 3,000,000 common shares of the Company to the syndicate (for eventual re-sale to the public) at a price of $4.80 per share. The agreement also provided the underwriters with an option to purchase an additional 450,000 shares at the same price. This option was exercised. The underwriters are entitled to a commission of $0.216 per share for their services in placing the shares with the public. As a result of this agreement, on March 11, 2002 the Company issued from treasury 3,450,000 common shares for gross proceeds of $16,560,000. After payment of the underwriters' commission, legal, printing, registration and other fees the Company expects to realize net proceeds of about $15.6 million from the issue.

At December 31, 2001, cash and cash equivalents were $3.3 million -- a $4.2 million decrease from December 31, 2000. The decrease was due to cash consumed by operating activities of $2.1 million, cash applied to investments of $6.7 million and net loan repayments of $5.0 million. Cash was generated by the issue of common shares for net proceeds of $9.4 million. Low metal prices were the reason that operations consumed cash. Investments included $5.4 million for the Huaron re-construction, $0.6 million at Quiruvilca and $0.7 at La Colorada.

Working capital at December 31, 2000 was $1.8 million. During 2001, working capital decreased by $1.9 million to a working capital deficiency of $0.1 million. This decrease was caused by a loss from operations of $6.6 million, net of depreciation and amortization and reclamation provisions. This loss was funded by a $1.4 million operating line of credit, increases in accounts payable and accrued liabilities of $3.3 million and concentrate advances of $4.1 million, offset by $2.2 million used by other non-cash working capital items. Included in current liabilities is $0.5 million of a long-term severance indemnity that a recent Peruvian law indicates will have to be discharged in January 2003.

During 2002, Pan American expects that, at budgeted metal prices, Quiruvilca will consume cash or working capital of about $1.5 million, Huaron will generate about $1.9 million and La Colorada will generate about $0.8 million, exploration, general and administration expenses will require approximately $2.0 million and debt repayments will use $2.2 million for a net decrease in cash or working capital of $3.0 million. The $15.6 million net proceeds of the March 2002, public share offering shall be sufficient to fund working capital requirements.

Management also plans to expand production of the La Colorada mine. A portion of the proceeds from the share offering will be used for that purpose.

Capital resources at December 31, 2001 amounted to shareholders' equity of $58.9 million – a $1.3 million increase from December 31, 2000, bank loans of $5.0 million and deferred revenue of $1.9 million.

Cash, at December 31, 2000, amounted to $7.5 million, which was a decrease of $8.3 million from December 31, 1999. During 2000, cash increased because of net loan proceeds of $10.0 million and cash generated by operations of $0.6 million. Plant and equipment expenditures and mineral property spending reduced cash by $18.9 million. Plant and equipment spending at Quiruvilca accounted for $1.1 million, property spending at Huaron was $11.3 million and $4.0 million was invested at La Colorada.

Working capital was $1.8 million at December 31, 2000, which compared unfavourably to the $16.7 million balance at December 31, 1999. The $14.9 million decrease was due to an $8.3 million cash draw down and an increase of current liabilities amounting to $7.6 million due principally to investing activities. Included in the current liabilities increase was $7.3 million representing current debt.

Results of Operations

The net loss for 2001 was $8.1 million or $0.22 per share compared with a net loss of $45.9 million or $1.35 per share for the year 2000. Unusual items affected the net loss in each year. During 2001, a gain of $3.5 million was realized on the sale of land. In the third quarter, Pan American sold 48 hectares of land adjacent to a mine owned by Volcan Compania Minera S.A. ("Volcan") as well as two parcels of exploration land to Volcan. Consideration received for this sale was valued at $3.7 million and the book value of the land sold was $0.2 million resulting in a $3.5 million gain.

During 2000, the Company wrote off $42.7 million of deferred mineral property expenditures, including $37.2 million related to the Dukat project, $3.3 million associated with the Waterloo investment property, and expenditures related to various other properties amounting to $2.2 million.

Excluding unusual items for 2000 and 2001, the net loss for 2001 was $11.6 million or $0.32 per share compared to a net loss of $3.1 million or $0.09 per share in 2000. The operating loss was due to operating cost increases that exceeded higher revenue due to production increases.

In 2001, revenue was $7.4 million greater than in 2000. This increase was due to higher production and sales of metals, which was partially offset by lower prices and concentrates inventory build up. Increased production was from the start up of Huaron and limited production from La Colorada. Production at Quiruvilca was scaled down in the second half of 2001 in order to reduce its operating losses and conserve cash.

Revenue Variance – 2001 VS. 20000
US $ (millions)


30.0
20.0
10.0
-
(10.0)
(20.0)
Production
Prices
Inventory
Net Increase

The sales value of production, at 2000 prices, increased revenue by $21.8 million. This growth was offset by the $13.8 million impact of 2001's lower metal prices and a $0.6 million increase in concentrate inventory resulting in a net revenue increase of $7.4 million.

Operating costs were $13.0 million higher in 2001 when compared to 2000. This increase was caused by production from Huaron and La Colorada and partially offset by lower production from Quiruvilca and the affect of higher levels of concentrate inventory.

Operating Costs – 2001 vs. 2000
US $ (millions)


15,000
10,000
5,000
-
(5,000)
Quiruvilca
Huaron
La Colorada
Inventory
Net Increase

Quiruvilca's costs in 2001 were $2.7 million lower than last year because of lower production rates and labour and other cost reductions. Each of Huaron and La Colorada commenced operations in 2001 and their costs are reflected for the first time in the Statement of Operations. Huaron's operating costs amounted to $13.5 million and La Colorada's were $3.1 million.

Other costs are in-line with expectations. General and administration expenses were marginally lower in 2001 and should be slightly lower again in 2002. Head office staff was reduced from 12 people to 10 at the end of 2001. This labour cost reduction should offset insurance premium increases anticipated in 2002. Depreciation and amortization as well as reclamation expenses increased because of the start up of Huaron and La Colorada. These expenses will be higher in 2002 because it will reflect twelve months of expense rather than the eight recorded at Huaron and La Colorada in 2001. Interest expense was $0.46 million higher. Net borrowings, in 2000, amounted to $10.0 million – the first loans ever assumed by Pan American. Interest expense in 2001 reflects the cost of borrowing. Other income was lower because of lower average cash balances and lower interest rates in 2001.

In 2000, the Quiruvilca mine's gross margin was $2.4 million, compared to $0.4 million in 1999. The improvement was due to increased production of metal. General and administration expense was marginally lower in 2000 compared to 1999. Exploration expense was $1.6 million lower and investment income was $0.8 million less in 2000. Both depreciation and reclamation were slightly higher than in 1999. The loss from operations decreased to $3.6 million, in 2000, from $7.0 million, in 1999. This improvement occurred despite lower metal prices in 2000 and was due to increased productivity and cost cutting measures. The net loss in 2000 was increased by property write-downs of $42.7 million.

APPENDIX "L"

CORNER BAY AUDITED CONSOLIDATED
FINANCIAL STATEMENTS

Corner Bay Silver Inc.

An exploration stage entity

Consolidated Financial Statements
June 30, 2001, 2000 and 1999
(expressed in Canadian dollars)

AUDITORS' REPORT

October 23, 2001

To the Shareholders of
Corner Bay Silver Inc.

We have audited the consolidated balance sheets of **Corner Bay Silver Inc.** as at June 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2001 in accordance with Canadian generally accepted accounting principles.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Ontario

CORNER BAY SILVER INC.
An exploration stage entity

CONSOLIDATED BALANCE SHEET
As at June 30, 2001 and 2000
(expressed in Canadian dollars)

	2001	2000
	$	$
Assets		
Current assets		
Cash	4,022,422	929,152
Receivables	176,912	159,474
Prepaid expenses and deposits	27,389	25,937
	4,226,723	1,114,563
Deposits	30,000	30,000
Investments - quoted market value of $61,933 (2000 - $43,353) (note 7)	43,353	43,353
Mineral properties (note 3)	4,647,942	3,688,632
	8,948,018	4,876,548
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	387,963	287,019
Shareholders' Equity		
Capital stock (note 4)	14,813,154	9,774,757
Contributed surplus	537,005	537,005
Deficit	(6,790,104)	(5,722,233)
	8,560,055	4,589,529
	8,948,018	4,876,548

Nature of operations and going concern (note 1)

Commitments (note 9)

Approved by the Board of Directors

(Signed) J. TERRANCE FLANNIGAN, Director

(Signed) STEVE BRUNELLE, Director

CORNER BAY SILVER INC.
An exploration stage entity

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the three year period ended June 30, 2001
(expressed in Canadian dollars)

	2001	2000	1999
	$	$	$
Revenue			
Interest	127,474	48,611	27,846
Other income	97,500	64,900	65,950
	224,974	113,511	93,796
Other expenses			
General and administrative	798,073	521,338	491,630
Amortization	25,312	19,251	21,963
	823,385	540,589	513,593
Gain on disposal of assets	-	(14,465)	-
Writedown of investments	-	22,606	-
Mineral properties written off	469,460	1,088,239	172,873
Loss for the year	(1,067,871)	(1,523,458)	(592,670)
Deficit - Beginning of year	(5,722,233)	(4,198,775)	(3,606,105)
Deficit - End of year	(6,790,104)	(5,722,233)	(4,198,775)
Basic loss per share	(0.08)	(0.14)	(0.07)
Weighted average shares outstanding	13,912,182	10,760,945	8,808,207

CORNER BAY SILVER INC.
An exploration stage entity

CONSOLIDATED STATEMENTS OF CASH FLOW
For the three year period ended June 30, 2001
(expressed in Canadian dollars)

	2001	2000	1999
	$	$	$
Cash provided by (used in)			
Operating activities			
Loss for the year	(1,067,871)	(1,523,458)	(592,670)
Writedown of investments	-	22,606	-
Mineral properties written off	469,460	1,088,239	172,873
Amortization	25,312	19,251	21,963
Gain on disposal of assets	-	(14,465)	-
	(573,099)	(407,827)	(397,834)
Net decrease (increase) in non-cash working capital balances related to operations (note 10)	82,054	237,610	(121,860)
	(491,045)	(170,217)	(519,694)
Investing activities			
Mineral properties			
Expenditures	(1,460,057)	(2,185,566)	(703,628)
Option receipts	5,975	25,000	98,080
Proceeds on disposal of assets	-	28,057	-
Proceeds on disposal of investments	-	73,486	-
	(1,454,082)	(2,059,023)	(605,548)
Financing activities			
Issue of common stock	5,038,397	2,499,391	595,191
Increase (decrease) in cash during the year	3,093,270	270,151	(530,051)
Cash - Beginning of year	929,152	659,001	1,189,052
Cash - End of year	4,022,422	929,152	659,001

(expressed in Canadian dollars)

1 Nature of operations and going concern

The Company is in the process of exploring its mineral properties and is establishing the amount of ore reserves that are economically recoverable from the Mexico property. The recoverability of amounts shown for these properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the financing necessary to complete the development of the properties, and the future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material writedowns of the carrying amounts of mineral properties.

2 Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Corner Bay Resources Inc. and Pan MacKenzie Resources Inc. (including its wholly owned subsidiary Minera Corner Bay S.A. de C.V.).

Mineral properties

Properties and related expenditures are recorded at cost, net of incidental revenues generated from the particular properties. These net costs are deferred until the properties to which they relate are placed into production, sold or abandoned. The costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled "Enterprises in the Development Stage" (AcG 11). The guideline addresses three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment, and (iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 will require that all companies account for transactions based on the underlying characteristics of the transactions rather than the maturity of the enterprise. In addition, AcG 11 will require specific disclosure of information by development stage companies. The guideline was effective for fiscal periods beginning on or after April 1, 2000, which affects the Company's June 2001 fiscal year-end.

The Company is aware that there are two alternative views of how AcG 11 affects mining companies with respect to the deferral of exploration costs. Under the view adopted by the Company, the appropriate accounting guidance is contained in section 3061 "Capital Assets" of the CICA handbook which permits, but does not require, exploration costs to be capitalized as part of a mining property, if the Company considers that such costs have the characteristics of a capital asset. Under this view, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

AcG 11 requires the assessment of deferred pre-operating exploration costs at the end of each accounting period. Under the alternative view, there would also be a regular assessment of deferred exploration costs. Assessment of the probability of recoverability of deferred exploration costs from future operations will require the preparation of a projection based on objective evidence of economic reserves, such as a feasibility study. The stage of the Company's operations is such that like most mining companies in the exploration stage, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration costs under the alternative view.

Under the interpretation followed by the Company, the AcG 11 did not have a significant impact on its financial statements. However should the alternative interpretation be determined by the accounting profession and the securities regulators to be appropriate, all deferred exploration costs would be written off as at the beginning of the year. This write-off would be treated as a change in accounting principle.

The accounting profession and securities regulators are currently evaluating this issue to determine the appropriate interpretation of AcG 11 and CICA handbook section 3061.

Land and exploration equipment and related amortization

Land and exploration equipment are recorded at cost. Exploration equipment is amortized on a straight-line basis at various rates from 14% to 33%.

Financial instruments

The carrying amounts of cash, receivables, accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturity of such instruments. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions.

Income taxes

The provision for future income taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements' carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

Stock-based compensation plan

The Company has one stock option plan, which is described in note 4. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted monthly average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

During the year ended June 30, 2001, the Company changed its method of accounting for earnings per share to comply with the revised standard issued by the CICA handbook, section 3500, "Earnings per share". There was no difference between the loss per share calculated under the new standard and the amount that would have been calculated using the previous standard.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

Translation of foreign currencies

As the Company considers all of its foreign operations to be fully integrated, all items denominated in foreign currencies have been translated using the temporal method. Under this method, monetary assets and liabilities and non-monetary items carried at market values are translated at the year-end exchange rate. Other non-monetary items and revenues and expenses are translated at approximate rates in effect at the dates of the transactions, except depreciation, depletion and amortization which are translated at the same rates as the related assets.

(expressed in Canadian dollars)

3 Mineral properties

	Chibougamau $	Mexico $	Maritimes $	Land and equipment $	Total $
Balance - June 30, 1998	1,097,825	357,104	621,331	171,762	2,248,022
Expenditures	-	698,268	1,543	7,743	707,554
Option receipts	-	(36,880)	(61,200)	-	(98,080)
Disposals and depreciation	-	-	-	(25,889)	(25,889)
Writedown	-	-	(160,063)	(12,810)	(172,873)
Balance - June 30, 1999	1,097,825	1,018,492	401,611	140,806	2,658,734
Expenditures	-	2,114,901	1,411	72,204	2,188,516
Option receipts	(9,586)	-	(25,000)	-	(34,586)
Disposals and depreciation	-	-	-	(35,793)	(35,793)
Writedown	(1,088,239)	-	-	-	(1,088,239)
Balance - June 30, 2000	-	3,133,393	378,022	177,217	3,688,632
Expenditures	-	1,417,679	1,580	44,714	1,463,973
Option receipts	-	-	(5,975)	-	(5,975)
Disposals and depreciation	-	-	-	(29,228)	(29,228)
Writedown	-	-	(373,627)	(95,833)	(469,460)
Balance - June 30, 2001	-	4,551,072	-	96,870	4,647,942

The Alamo Dorado silver/gold property is located in the northwestern State of Sonora, Mexico. Paved roads connect the state capital of Hermosillo to the town of Alamos, which is 67 kilometres northwest of the Alamo Dorado Project.

The 5,369 hectare property consists of the 504 hectare Alamo Ocho concession held under option by the Company and the 4,865 hectare Alamo Dorado concession, which is owned 100% by the Company and surrounds the Alamo Ocho concession. The Company can earn a 100% interest in Alamo Ocho by paying US$800,000 over six years. Payments are made semi-annually, of which US$325,000 has been paid to June 30, 2001.

(expressed in Canadian dollars)

4 Capital stock

a) Authorized

Unlimited number of common shares without nominal or par value

b) Issued and outstanding - common shares

	Shares outstanding	Net proceeds $
Balance - June 30, 1998	8,808,207	6,680,175
Shares issued for cash in private placement - June 30, 1999	1,090,908	595,191
Balance - June 30, 1999	9,899,115	7,275,366
Shares issued for cash in private placement - September 21, 1999	596,540	773,976
Shares issued for cash in private placement - December 20, 1999	400,000	1,198,435
Warrants exercised for cash during the year	545,454	409,080
Options exercised for cash during the year	393,000	117,900
Balance - June 30, 2000	11,834,109	9,774,757
Shares issued in prospectus offering - December 14, 2000	3,666,667	4,978,397
Options exercised for cash during the year	200,000	60,000
Balance - June 30, 2001	15,700,776	14,813,154

On June 30, 1999, the Company completed a private placement of 1,090,908 units. Each unit consisted of one common share at $0.55 and one-half share purchase warrant. Each whole purchase warrant entitled the holder to purchase one additional common share at a price of $0.75 per share at any time until June 30, 2000. The 545,454 purchase warrants were exercised for cash on June 30, 2000.

On September 21, 1999, the Company completed a private placement of 596,540 shares at a price of $1.30 per share.

A second private placement of 400,000 units was completed on December 20, 1999. Each unit consists of one common share at $3.00 and one half-share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at a price of $4.00 per common share at anytime until December 20, 2001. As at June 30, 2001, 200,000 share purchase warrants were outstanding.

(expressed in Canadian dollars)

On December 14, 2000, the Company publicly offered 3,666,667 units. Each unit consisted of one common share at $1.50 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at price of $2.25 per share at anytime until December 14, 2001. In connection with the December 14, 2000 offer, the underwriters received 183,333 warrants of the Company. Each warrant entitles the underwriter to purchase one common share for $1.50 at any time until December 14, 2001. As at June 30, 2001, all share purchase warrants were outstanding.

c) On December 15, 1995, the shareholders of Corner Bay Silver Inc. approved the amended stock option plan (dated November 1, 1995) and issuance of one million common share options under the terms of the plan. On December 20, 1999 and December 15, 2000, the shareholders approved an amendment to issue an additional 1.4 and 2.0 million common share options, respectively, under the terms of the plan.

As at June 30, 2001, the Company had outstanding and exercisable stock options as follows:

Number of shares	Exercise price	Expiry date
	$	
107,000	0.30	02/22/2002
650,000	2.65	12/20/2002
750,000	3.00	06/30/2003
100,000	1.70	03/01/2004

	2001		2000	
	Number of shares	Weighted average price	Number of shares	Weighted average price
		$		$
Outstanding - Beginning of year	1,707,000	2.38	700,000	0.30
Granted	100,000	1.70	1,400,000	2.84
Exercised	(200,000)	0.30	(393,000)	0.30
Outstanding - End of year	1,607,000	2.60	1,707,000	2.38

(expressed in Canadian dollars)

	1999	
	Number of shares	**Weighted average price**
		$
Outstanding - Beginning of year	430,000	0.72
Granted	700,000	0.30
Expired	(430,000)	0.72
Outstanding - End of year	700,000	0.30

5 Income taxes

The Company has non-capital loss carry-forwards of approximately $1.5 million available to reduce future taxable income. These losses will expire between 2002 and 2008. In addition, the Company has approximately $5.7 million in unclaimed exploration and development expenses in Canada. No recognition is given in the consolidated financial statements to any potential benefit from the utilization of these losses.

6 Related party transactions

Certain geological, consulting and corporate services were provided to the Company and its subsidiaries by seven directors and/or officers, and/or companies controlled by directors and/or officers. The cost of such services for the year ended June 30, 2001 was $354,989 (2000 - $230,279; 1999 - $211,170). The services provided were at rates similar to those charged to non-related customers.

The Company, as prime tenant of shared corporate offices with the above-mentioned related party companies, charged rent of $51,400 for the year ended June 30, 2001 (2000 - $46,800; 1999 - $55,450) and had overhead recoveries of $97,575 for the year ended June 30, 2001 (2000 - $71,913; 1999 - $78,929).

7 Investments

As at June 30, 2001, the Company held 309,665 (2000 - 309,665; 1999 - 609,665) shares of MSV Resources Inc. This is a thinly traded resource stock; therefore, the quoted market value may not be an appropriate measure of value.

8 Segmented information

Working capital balances are retained in Canada and principal property balances are located as described in note 3.

(expressed in Canadian dollars)

9 Commitments

The Company leases office space under leases expiring November 30, 2004. Future minimum lease payments are as follows:

	$
2002	69,660
2003	69,660
2004	69,660
2005	29,025
	238,005

10 Supplemental cash flow information

During the fiscal years ended June 30, 2001, 2000 and 1999 the Company paid no income taxes or interest.

Net decrease (increase) in non-cash working capital balances related to operations:

	2001	2000	1999
	$	$	$
Receivables	(17,438)	32,625	(104,697)
Prepaid expenses and deposits	(1,452)	(21,502)	382
Accounts payable and accrued liabilities	100,944	226,487	(17,545)
	82,054	237,610	(121,860)

(expressed in Canadian dollars)

11 Difference between Canadian and United States generally accepted accounting principles (GAAP)

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of these principal measurement differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

Statements of operations

	2001	2000	1999
	$	$	$
Loss for the year reported under Canadian GAAP	(1,067,871)	(1,523,458)	(592,670)
Exploration expense adjustment (a)	(1,039,657)	(993,487)	(441,668)
Loss for the year reported under U.S. GAAP	(2,107,528)	(2,516,945)	(1,034,338)

a) In accordance with U.S. GAAP, the Company would be required to charge all costs of mineral properties exploration to earnings as operating expenses as incurred until proven economic reserves are established. As a result of accounting for these expenditures in this manner, loss for the year would be increased by $1,039,657 in the year ended June 30, 2001, $993,487 in the year ended June 30, 2000 and $441,668 in the year ended June 30, 1999.

b) The Company accounts for its share options under Canadian GAAP, which in the Company's circumstances are not different from the amounts that would be determined under the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25) and related interpretations. Accordingly, no compensation expense for its share option plan has been recognized or recorded in the consolidated statements of operations and deficit for any of the years presented. A company that does not adopt the fair value method must disclose the cost of stock compensation awards at their fair value, at the date the award is granted. The fair value of the Company's options that were granted in 2001 was $37,605 (2000 - $878,747; 1999 - $46,453). This fair value was estimated using the Black-Scholes model with assumptions of a two-year expected term, 60% volatility and interest rates ranging from 6.0% to 6.5%.

Basic loss per share

	2001	2000	1999
	$	$	$
Loss for the year reported under U.S. GAAP	(2,107,28)	(2,516,945)	(1,034,338)
Weighted averaged number of common shares outstanding	13,912,182	10,760,945	8,808,207
Loss per share under U.S. GAAP	(0.15)	(0.23)	(0.12)

Statements of comprehensive loss

(expressed in Canadian dollars)

	2001	2000	1999
	$	$	$
Loss for the year reported under U.S. GAAP	(2,107,528)	(2,516,945)	(1,034,338)
Other comprehensive earnings (loss) (net of tax)			
Unrealized gain (loss) on marketable securities	18,580	9,290	(88,401)
Realized gain on sale of marketable securities	-	33,948	-
Writedown to fair value	-	2,606	-
Comprehensive loss for the year	(2,088,948)	(2,451,101)	(1,122,739)

The statements of comprehensive loss provide a measure of all changes in equity of the Company that resulted from transactions, other than those with shareholders, and other economic events that occurred during the year.

Under U.S. GAAP, the Company's holdings of marketable securities with quoted market values would be marked to market with the resulting unrealized gain or loss being taken to the statement of comprehensive loss in the relevant year.

Statements of cash flows

The following summarizes the cash flow amounts in accordance with U.S. GAAP:

	2001	2000	1999
	$	$	$
Operating activities	(1,900,413)	(2,258,579)	(1,117,499)
Investing activities	(44,714)	29,339	(7,743)
Financing activities	5,038,397	2,499,391	595,191
Opening cash and cash equivalents	929,152	659,001	1,189,052
Closing cash and cash equivalents	4,022,422	929,152	659,001

(expressed in Canadian dollars)

Balance sheets

The following summarizes the balance sheet amounts in accordance with U.S. GAAP where they are different from the amounts reported under Canadian GAAP.

	2001		2000	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
Investments	43,353	61,933	43,353	43,353
Mineral properties	4,647,942	96,870	3,688,632	177,217
Deficit	(6,790,104)	(11,341,176)	(5,722,233)	(9,233,648)
Cumulative comprehensive other income	-	18,580	-	-

New standards for US GAAP

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These new standards eliminate pooling as a method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheets upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on July 1, 2002.

Also issued in June 2001, was SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It is not expected that this new standard will have an effect on the Company's financial position in the 2002 fiscal year.

New standards for Canadian GAAP

In July 2001, the CICA approved the new handbook section 1581, "Business Combinations", replacing section 1580, that will require all business combinations to use the purchase method of accounting. It has also approved a new section 3062, "Goodwill and Other Intangible Assets", that will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful lives. The new sections are consistent with those recently approved by the FASB (SFAS No. 141 and SFAS No.142). The adoption of these new standards is not expected to have any material effect on the Company's financial position, results of its operations or its cash flows. Section 1581 is effective for business combinations initiated from July 1, 2001.

APPENDIX "M"

CORNER BAY UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Corner Bay Silver Inc.

An exploration stage entity

Consolidated Financial Statements (unaudited)

For the nine month period ended March 31, 2002

(expressed in Canadian dollars)

CORNER BAY SILVER INC.
An exploration stage entity

CONSOLIDATED BALANCE SHEEETS (UNAUDITED)
(expressed in Canadian dollars)

	March 31, 2002 (Unaudited)	June 30, 2001 (Audited)
Assets		
Current assets		
Cash and term deposits	6,588,013	4,022,422
Accounts receivable	339,051	176,912
Prepaid expenses and deposits	69,756	27,389
Total Current Assets	6,996,820	4,226,723
Deposits	30,000	30,000
Investment	-	43,353
Deferred exploration expenditures	6,618,908	4,551,072
Land and equipment	83,206	96,870
	13,728,934	8,948,018
Liabilities		
Current liabilities		
Account payable and accrued liabilities	317,844	387,963
Shareholders' Equity		
Capital stock	20,424,254	14,813,154
Contributed surplus	537,005	537,005
Deficit	(7,550,169)	(6,790,104)
	13,411,090	8,560,055
	13,728,934	8,948,018

CORNER BAY SILVER INC.
An exploration stage entity

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)
(expressed in Canadian dollars)

	Three months ended March 31		Nine months ended March 31	
	2002	**2001**	**2002**	**2001**
Revenue				
Interest	$ 15,665	$ 60,014	$ 65,404	$ 83,452
Other income	124,134	40,700	197,135	76,500
	139,799	100,714	262,539	159,952
Expenses				
General and administrative	511,015	139,112	1,008,940	627,654
Amortization	4,555	4,745	13,664	14,381
	515,570	143,857	1,022,604	642,035
Net loss for the period	375,771	43,143	760,065	482,083
Deficit, beginning of period	7,174,398	6,161,173	6,790,104	5,722,233
Deficit, end of period	$ 7,550,169	$ 6,204,316	$ 7,550,169	$ 6,204,316
Loss per Share	$ 0.03	$ 0.00	$ 0.05	$ 0.03

CORNER BAY SILVER INC.
An exploration stage entity

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(expressed in Canadian dollars)

	Three months ended March 31 2002	Three months ended March 31 2001	Nine months ended March 31 2002	Nine months ended March 31 2001
Cash provided by (used in):				
Operating activities				
Net loss for period	$ (375,771)	$ (43,143)	$ (760,065)	$ (482,083)
Amortization	4,555	4,745	13,664	14,381
Gain on disposal of investment	(5,805)	-	(5,805)	-
	(377,021)	(38,398)	(752,206)	(467,702)
Net change in non-cash working capital balances related to operations	(89,820)	(85,551)	(274,624)	(156,888)
	(466,841)	(123,949)	(1,026,830)	(624,590)
Investment activities				
Deferred exploration expenditures	(652,557)	(418,034)	(2,067,836)	(882,309)
Proceeds on disposal of investment	49,158	-	49,158	-
	(603,399)	(418,034)	(2,018,678)	(882,309)
Financing activities				
Issuance of common stock	5,260,251	45,001	5,611,100	5,026,342
Increase (decrease) in cash and term deposits during the period	4,190,011	(496,982)	2,565,592	3,519,443
Cash and term deposits-beginning of period	2,398,003	4,945,577	4,022,422	929,152
Cash and term deposits-end of period	$ 6,588,014	$ 4,448,595	$ 6,588,014	$ 4,448,595

1. Basis of Presentation

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001.

The accounting policies and methods of application are consistent with those used in the 2001 audited financial statements.

2. Capital Stock

As of March 31, 2002, the Company has 18,146,109 Common Shares issued and outstanding and 1,820,000 Share Purchase Options outstanding exercisable at prices ranging from $1.75 to $3.00 per Common Share. If all Common Share Purchase Options had been exercised on March 31, 2002, the Company would have 19,966,109 Common Shares issued.

3. Difference between Canadian and United States Generally Accepted Accounting Principles (GAAP)

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). These principle measurement differences on the Company's consolidated financial statements are described in Note 11 of the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001

CORNER BAY SILVER INC.
An exploration stage entity

Reconciliation of Canadian GAAP to U.S. GAAP Financial Statements
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As at March 31, 2002

	Canadian GAAP	Adjustments	U.S. GAAP
Assets			
Current assets			
Cash	6,588,014	-	6,588,014
Receivables	339,050	-	339,050
Prepaid expenses and deposits	69,756	-	69,756
	6,996,820	-	6,996,820
Deposits	30,000	-	30,000
Mineral properties	6,702,114	(6,618,908)	83,206
	13,728,934	(6,618,908)	7,110,026
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	317,844	-	317,844
Shareholders' Equity			
Capital Stock	20,424,254	-	20,424,254
Contributed surplus	537,005	-	537,005
Additional paid in capital		447,952	447,952
Deficit	(7,550,169)	(7,066,860)	(14,617,029)
	13,411,090	(6,618,908)	6,792,182
	13,728,934	(6,618,908)	7,110,026

CORNER BAY SILVER INC.
An exploration stage entity

Reconciliation of Canadian GAAP to U.S. GAAP Financial Statements
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)
For the nine months period ended March 31, 2002

	Canadian GAAP	Adjustments	U.S. GAAP
Revenue			
Interest Income	65,404	-	65,404
Other income	197,135	-	197,135
	262,539	-	262,539
Other Expenses			
Exploration	-	2,067,836	2,067,836
General and administrative	1,008,940	-	1,008,940
Stock compensation expense		447,952	447,952
Amortization	13,664		13,664
	1,022,604	2,515,788	3,538,392
Loss for the period	(760,065)	(2,515,788)	(3,275,853)
Deficit - Beginning of period	(6,790,104)	(4,551,072)	(11,341,176)
Deficit - End of period	(7,550,169)	(7,066,860)	(14,617,029)
Basic loss per share	(0.05)		(0.20)
Weighted average shares outstanding	16,039,559		16,039,559

CORNER BAY SILVER INC.
An exploration stage entity

Reconciliation of Canadian GAAP to U.S. GAAP Financial Statements
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the nine month period ended March 31, 2002

	Canadian GAAP	Adjustments	U.S. GAAP
Cash provided by (used in):			
Operating activities			
Loss for the period	(760,065)	(2,515,788)	(3,275,853)
Amortization	13,664		13,664
Stock compensation expense		447,952	447,952
Gain on disposal of investment	(5,805)	-	(5,805)
	(752,206)	(2,067,836)	(2,820,042)
Net increase in non-cash working capital balances related to operations	(274,624)	-	(274,624)
	(1,026,830)	(2,067,836)	(3,094,666)
Investing activities			
Mineral properties	(2,067,836)	2,067,836	-
Proceeds on disposal of investment	49,158	-	49,158
	(2,018,678)	2,067,836	49,158
Financing activities			
Issue of common stock	5,611,100	-	5,611,100
Increase in cash during the period	2,565,592	-	2,565,592
Cash - Beginning of period	4,022,422	-	4,022,422
Cash - End of period	6,588,014	-	6,588,014

Difference between Canadian and United States Generally Accepted Accounting Principles (GAAP)

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of these principal measurement differences on the Company's consolidated financial statements are quantified in the financial statements and described in the accompanying notes.

Mineral properties

In accordance with U.S. GAAP, the company would be required to charge all costs of mineral properties exploration to earnings as operating expenses as incurred until proven economic reserves are established. As a result of accounting for these expenditures in this manner, loss for the year would be increased by $2,067,836 for the nine month period ended March 31, 2002.

Stock based compensation

The Company adopted the intrinsic value method of accounting for stock based compensation. Under this method compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share stock option exercise price on the day that options are granted. During the nine month period ended March 31, 2002, the company granted 580,000 options to purchase the Company's common shares at exercise prices equal to the quoted market value of the common shares on the dates that the options were granted. Consequently, no compensation expense for the grant of such options has been recognized.

If the Company had applied the fair-value method of accounting for stock options, the compensation expense for options granted during the period would have been $447,952.

(This page has been left blank intentionally.)

APPENDIX "N"

CORNER BAY 2001 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following management's discussion and analysis of financial condition and results of operations of Corner Bay Silver Inc. should be read in conjunction with the Consolidated Financial Statements and Notes thereto attached as Appendix "L" to this Circular.

During the year ended June 2001, the Company's activities focused on the completion of a Prefeasibility Study and the commencement of a Feasibility Study on the Alamo Dorado Property, in Sonora Mexico.

Operations

The loss for the year ended June 2001 was $1,067,871 ($0.08 per share) compared to a loss of $1,523,458 ($0.14 per share) for the previous year. The loss in the current year includes the write off of exploration properties of $469,460, compared to $1,088,239 in 2000. The Company's general and administrative expenses have increased to $798,073 as compared with $521,338 in the previous year. The increase is attributable to the addition of personnel, costs associated with the Company's head office move and costs related to an equity financing during the year.

Revenues increased during the year to $224,974 from the previous year's $113,511. Interest income was $127,474 (2000: $48,611) due to an increase in cash on deposit from proceeds received from the equity financing. Other income, including rental income from shared head office premises increased to $97,500 in 2001 from $64,900 in the previous year.

Capital Expenditures

During the current year expenditures of $1,417,679 were made on the Alamo Dorado Property compared to $2,114,901 in the previous year. The reduction in expenditures during the year ended June 30, 2001 is a result of reduced exploration activity during the time the Company focused on completing its equity financing.

Liquidity, Capital and Financial Condition

The Company raised net proceeds of $5,038,397 during the year by the issuance of 3,866,667 common shares as compared with net proceeds of $2,499,391 by the issuance of 1,934,994 common shares in the preceding year.

The working capital of the Company at June 30, 2001 was $3,838,760. This compares with $827,544 at June 30, 2000. The Company has no long term debt and has successfully funded the ongoing exploration of the Alamo Dorado property by the sale of its Common Shares. The current working capital is sufficient to fund the Company's ongoing general and administrative costs and will also fund the work associated with the Feasibility Study assigned to AMEC which is expected to be concluded by the end of March 2002. Funding includes the necessary property payments to the optionors of the Alamo Ocho concession as well as the annual payments to the Sonoran government for the surrounding Alamo Dorado exploration concession. The level of exploration at the property will be dependant upon the working capital position of the Company after completion of the Feasibility Study.

Outlook

At June 30, 2001, the Company held cash and cash equivalents of $4,022,422. These funds have been allocated to fund the Company's ongoing general and administrative expenses and to fund the completion of a final Feasibility Study on the Alamo Dorado Property as recommended in the earlier Mintec Prefeasibility Study. The Company has awarded the Feasibility to AMEC Simon Mining and Metals in May 2001 and work on the study has been underway since that time. The expected delivery of this Study is March 2002. Upon delivery of the Feasibility, the Company will need to fund the further activity at the Alamo Dorado Property as recommended by AMEC in the Feasibility Study by a combination of debt and equity financings. There are no assurances that either the banking industry or the equity markets will allow for the successful conclusion of the project financing. Market conditions for raising capital will be strongly influenced by the prices of both silver and gold.

APPENDIX "O"

PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Financial Statements of

PAN AMERICAN SILVER CORP.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF PAN AMERICAN SILVER CORP.

The following pro forma consolidated balance sheets of Pan American Silver Corp. as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations for the three months ended March 31, 2002 and the year ended December 31, 2001 illustrate on a pro forma basis the effects of certain transactions more fully described under "The Arrangement" included elsewhere herein and give effect to significant assumptions described in the notes to the pro forma consolidated financial statements.

COMPILATION REPORT

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheets of Pan American Silver Corp. as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations for the three month period ended March 31, 2002 and for the year ended December 31, 2001, which have been prepared for inclusion in the Joint Management Information Circular dated August 2, 2002. In our opinion, the pro forma consolidated balance sheets and consolidated statements of operations have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Vancouver, British Columbia
August 2, 2002

PAN AMERICAN SILVER CORP.
PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2002
(Unaudited)
(Expressed in Thousands of United States Dollars)

	Pan American Silver Corp.	Corner Bay Silver Inc.	Note 4	Pro Forma Adjustments	Pro Forma Pan American Silver Corp.
Assets					
Current Assets					
Cash	$ 19,921	$ 4,133	(d)	$ 1,375	$ 25,429
Short-term investments	513	-		-	513
Accounts receivable	3,387	212		-	3,599
Inventories	6,282	-		-	6,282
Prepaid expenses	5,474	44		-	5,518
	35,577	4,389		1,375	41,341
Property, Plant And Equipment	65,940	52		-	65,992
Mineral Properties	3,778	4,152	(a)	55,320	81,770
			(b)	18,000	
			(f)	520	
Other Assets	2,003	19		-	2,022
	$ 107,298	$ 8,612		$ 75,215	$ 191,125
Liabilities					
Current Liabilities					
Operating line of credit	$ 1,500	$ -		$ -	$ 1,500
Accounts payable and accrued liabilities	11,931	199	(c)	880	13,530
			(f)	520	
Advances on concentrate shipments	4,196	-		-	4,196
Current portion of bank loans	2,209	-		-	2,209
Current portion of severance indemnity and commitments	838	-		-	838
Current portion of deferred revenue	605	-		-	605
Total Current Liabilities	21,279	199		1,400	22,878
Deferred Revenue	1,850	-		-	1,850
Future Income Taxes	-	-	(b)	18,000	18,000
Bank Loans	4,752	-		-	4,752
Provision For Reclamation	2,310	-		-	2,310
Severance Indemnity and commitments	1,904	-		-	1,904
	32,095	199		19,400	51,694
Shareholders' Equity					
Share capital	148,361	12,812	(a)	40,016	202,564
			(d)	1,375	
Additional paid-in capital	1,111	-	(a)	10,025	11,136
Contributed surplus	-	337	(a)	(337)	-
Translation adjustment	-	64	(a)	(64)	-
Deficit	(74,269)	(4,800)	(a)	5,680	(74,269)
			(c)	(880)	
	75,203	8,413		55,815	139,431
	$ 107,298	$ 8,612		$ 75,215	$ 191,125

PAN AMERICAN SILVER CORP.
PRO FORMA CONSOLIDATED BALANCE SHEET
December 31, 2001
(Unaudited)
(Expressed in Thousands of United States Dollars)

	Pan American Silver Corp.	Corner Bay Silver Inc.	Note 4	Pro forma adjustments	Pro Forma Pan American Silver Corp.
Assets					
Current Assets					
Cash $	3,331	$ 1,506	(d)	$ 1,745	$ 9,980
			(e)	3,398	
Short-Term Investments	513	-		-	513
Accounts Receivable	6,037	205		-	6,242
Inventories	4,655	-		-	4,655
Prepaid Expenses	6,534	6		-	6,540
Total CurrentAssets	21,070	1,717		5,143	27,930
Property, Plant And Equipment	66,659	27		-	66,686
Mineral Properties	1,785	3,801	(a)	54,612	77,118
			(b)	16,400	
			(f)	520	
Other Assets	2,003	19		-	2,022
Total Assets $	91,517	$ 5,564		$ 76,675	$ 173,756
Liabilities					
Current Liabilities					
Operating Line Of Credit $	1,390	$ -		$ -	$ 1,390
Accounts Payable And Accrued Liabilities	12,283	211	(c)	880	13,894
			(f)	520	
Advances On Concentrate Shipments	4,071	-		-	4,071
Current Portion Of Bank Loans	2,209	-		-	2,209
Current Portion Of Severance Indemnity and commitments	547	-		-	547
Current Portion Of Deferred Revenue	643	-		-	643
	21,143	211		1,400	22,754
Deferred Revenue	1,850	-		-	1,850
Future Income Taxes	-	-	(b)	16,400	16,400
Bank Loans	5,010	-			5,010
Provision For Reclamation	2,112	-		-	2,112
Severance Indemnity and Commitments	2,525	-		-	2,525
	32,640	211		17,800	50,651
Shareholders' Equity					
Share Capital	130,723	9,520	(a)	39,540	184,926
			(d)	1,745	
			(e)	3,398	
Additional Paid In Capital	1,120	-	(a)	10,025	11,145
Contributed Surplus	-	337	(a)	(337)	-
Translation Adjustment	-	18	(a)	(18)	-
Deficit	(72,966)	(4,522)	(a)	5,402	(72,966)
			(c)	(880)	
	58,877	5,353		58,875	123,105
	$ 91,517	$ 5,564		$ 76,675	$ 173,756

PAN AMERICAN SILVER CORP.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2001
(Unaudited)
(Expressed in Thousands of United States Dollars)

	Pan American Silver Corp.	Corner Bay Silver Inc. (Note 5)	Note 4	Pro Forma Adjustments	Pro Forma Pan American Silver Corp.
Revenue	$	$ -		$ -	$ 37,296
Expenses					
Operating	$ 40,591	-		-	40,591
General And Administration	2,138	521		-	2,659
Depreciation And Amortization	4,312	16		-	4,328
Reclamation	620	-		-	620
Exploration	892	-		-	892
Interest Expense	783	-		-	783
Other Expenses (Income)	(463)	(186)		-	(649)
Write-Off Of Mineral Properties	-	303		-	303
	48,873	654		-	49,527
Loss From Operations	(11,577)	(654)		-	(12,231)
Gain On Sale Of Land	3,500	-		-	3,500
Net Loss For The Year	$ (8,077)	$ (654)		$ -	$ (8,731)
Loss Per Share					
Basic And Fully Diluted	$ (0.22)	$ -		$ -	$ (0.20)
Weighted-Average					
Shares Outstanding	36,162,815	-		-	43,799,474

PAN AMERICAN SILVER CORP.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three months ended March 31, 2002
(Unaudited)
(Expressed in Thousands of United States Dollars)

	Pan American Silver Corp.	Corner Bay Silver Inc. (Note 5)	Note 4	Pro Forma Adjustments	Pro Forma Pan American Silver Corp.
Revenue	$ 10,199	$ -		$ -	$ 10,199
Expenses					
Operating	9,202	-		-	9,202
General And Administration	359	321		-	680
Depreciation And Amortization	1,429	3		-	1,432
Reclamation	198	-		-	198
Exploration	83	-		-	83
Interest Expense	266	-		-	266
Other Expenses (Income)	(35)	(88)		-	(123)
	11,502	236		-	11,738
Net Loss For The Period	$ (1,303)	$ (236)		$ -	$ (1,539)
Loss Per Share					
Basic And Fully Diluted	$ (0.03)	$ -		$ -	$ (0.03)
Weighted-Average					
Shares Outstanding	$ 38,603,987	$ -	(B)	$ 7,636,659	$ 46,240,646

(Expressed in Thousands of United States Dollars)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Pan American Silver Corp. ("Pan American") as at March 31, 2002 and as at December 31, 2001 and for the three months ended March 31, 2002 and the year ended December 31, 2001 have been prepared by management after giving effect to the acquisition by Pan American of Corner Bay Silver Inc. ("Corner Bay.") These unaudited pro forma consolidated financial statements have been compiled from and include:

(a) A pro forma balance sheet combining the unaudited balance sheet of Pan American as at March 31, 2002 with the unaudited balance sheet of Corner Bay as at March 31, 2002.

(b) A pro forma balance sheet combining the audited balance sheet of Pan American as at December 31, 2001 with the unaudited balance sheet of Corner Bay as at December 31, 2001

(c) A pro forma statement of operations combining the audited statement of operations of Pan American for the year ended December 31, 2001, with the unaudited statement of operations of Corner Bay for the twelve month period ended December 31, 2001.

(d) A pro forma statement of operations combining the unaudited statement of operations of Pan American for the three months ended March 31, 2002 with the unaudited statement of operations of Corner Bay for the three months ended March 31, 2002.

The pro forma balance sheets at March 31, 2002 and December 31, 2001 have been prepared as if the transactions described in Note 3 had occurred on those respective dates. The pro forma statements of operations for the year ended December 31, 2001 and for the three months ended March 31, 2002 have been prepared as if the transactions described in Note 3 had occurred on the first day of the respective fiscal periods.

In addition to disclosures required under Canadian security regulations, the Company has also included the pro forma balance sheet as at December 31, 2001 to comply with the Securities and Exchange Commission regulations. Further, the Company has reconciled the pro forma information to US GAAP (see Note 6).

It is management's opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Pan American's accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Pan American which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of Pan American and Corner Bay described above.

(Expressed in Thousands of United States Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Pan American for the year ended December 31, 2001. The significant accounting policies of Corner Bay conform in all material respects to those of Pan American.

3. BUSINESS COMBINATION

Acquisition of Corner Bay

Pan American has announced a proposed merger with Corner Bay to be completed under a proposed plan of arrangement. Under the proposed acquisition common shares in the capital of Corner Bay would be, directly or indirectly, exchanged for common shares in the capital of Pan American and warrants to purchase Pan American shares, on the basis of one Pan American share for every 2.60 Corner Bay shares and one Pan American warrant for every 5.20 Corner Bay shares. Pan American has also agreed to issue 553,846 stock options to replace 960,000 fully vested stock options currently held by Corner Bay employees and shareholders.

Each whole Pan American warrant will allow the holder to purchase a Pan American share for a price of Cdn$12.00 for five years from the date of the closing of the plan of arrangement. The Pan American warrants will, subject to regulatory approval, be listed on the Toronto Stock Exchange.

The business combination will be accounted for as an acquisition by Pan American of Corner Bay and the purchase method of accounting will be applied. The consideration given has been allocated to the fair value of net assets (the allocation of the purchase price differs between March 31, 2002 and December 31, 2001 due to changes in the net assets of Corner Bay) acquired as follows:

	As at March 31, 2002	As at December 31, 2001
Fair value of net assets acquired		
Current assets	$ **5,764**	$ 6,860
Property, plant and equipment	52	27
Mineral properties	77,992	75,333
Other assets	19	19
	83,827	82,239
Less: **Liabilities**	19,079	17,491
	$ 64,748	$ **64,748**
Consideration given by Pan American		
Issue of 7,636,659 common shares	$ 54,203	$ 54,203
Issue of 3,818,329 share purchase warrants	8,889	8,889
Issue of 553,846 replacement stock options	1,136	1,136
	64,228	64,228
Add: **Estimated costs of acquisition**	520	520
	$ 64,748	$ 64,748

(Expressed in Thousands of United States Dollars)

The purchase consideration of $64,748,000 for 100% of Corner Bay exceeds the carrying value of the net assets at March 31, 2002 by $55,840,000 (December 31, 2001 - $54,612,000) which has been applied to increase the carrying value of mineral properties. The resulting future income tax liability of $18,000,000 (December 31, 2001 - $16,400,000) has also been applied to increase the carrying value of mineral properties.

The value of the common shares to be issued by Pan American was estimated based on the average closing price of Pan American's common shares for the period before and after the date that the terms of the transaction were agreed and announced.

The acquisition by Pan American of Corner Bay is subject to, among other things, regulatory and shareholder approvals of both companies. The fair values of the net assets of Corner Bay to be acquired will ultimately be determined at the date of closing of the transaction and the actual costs of acquisition may vary from those estimated. Therefore, the allocation of the consideration among the assets and liabilities of Corner Bay may vary from those shown above and such differences may be material.

4. ADJUSTMENTS TO THE PRO FORMA FINANCIAL STATEMENTS

Adjustments to the pro forma balance sheets as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations for the year ended December 31, 2001 and for the three months ended March 31, 2002 are as follows:

(a) Effect the terms of the Plan of Arrangement, thereby:

  (i) eliminating the equity in Corner Bay.

  (ii) recording the issuance of 7,636,659 Pan American shares at Cdn$11.30 translated at $0.6595 for each U.S. dollar.

  (iii) recording the issuance of 3,818,329 warrants issued at a value of U.S.$2.328 for a total amount of $8,889,070.

  (iv) recording the intrinsic value of 553,846 replacement stock options.

(b) Record Future Income Tax on the acquisition of the mineral properties of $18,000,000 (December 31, 2001 - $16,400,000).

(c) Record Corner Bay liabilities arising on the Plan of Arrangement of $880,000, including involuntary termination payments.

(d) Record the proceeds from the exercise of 860,000 Corner Bay stock options (December 31, 2001 - 1,060,000 stock options) from the date of the pro forma balance sheet and prior to the date of the Plan of Arrangement.

(e) Record the proceeds of Corner Bay common issuances stock during the three months ended March 31, 2002 for net proceeds of $3,398,000.

(f) To accrue for acquisition costs of $520,000.

(Expressed in Thousands of United States Dollars)

5. CORNER BAY SILVER INC.

The amounts used to complete the pro forma operating statements of Corner Bay, which has a historical year end of June 30, have been determined as follows:

(a) Year ended December 31, 2001

	Six months ended December 31, 2001 (Cdn.$)	Year ended June 30, 2001 (Cdn.$)	Six months ended December 31, 2000 (Cdn.$)	Twelve months ended December 31, 2001 (Cdn.$)	Twelve months ended December 31, 2001 (U.S.$)
Expenses					
General and Administrative	$ 497,925	$ 798,073	$ 488,542	$ 807,456	$ 521,455
Amortization	9,109	25,312	9,636	24,785	16,006
Other income	(122,740)	(224,974)	(59,238)	(288,476)	(186,298)
	384,294	598,411	438,940	543,765	351,163
Write-off of mineral Properties	-	469,460	-	469,460	303,177
Net loss for the period	$ 384,294	$ 1,067,871	$ 438,940	$ 1,013,225	$ 654,340

(b) Three months ended March 31, 2002

	Nine months ended March 31, 2002 (Cdn.$)	Six months ended December 31, 2001 (Cdn.$)	Three months ended March 31, 2002 (Cdn.$)	Three months ended March 31, 2002 (U.S.$)
Expenses				
General and administrative	$ 1,008,940	$ 497,925	$ 511,015	$ 320,509
Amortization	13,664	9,109	4,555	2,857
Other income	(262,539)	(122,740)	(139,799)	(87,682)
Net loss for the period	$ 760,065	$ 384,294	$ 375,771	$ 235,684

(Expressed in Thousands of United States Dollars)

The financial statements of Corner Bay are denominated in Canadian dollars ("Cdn.$") and have been translated into United States dollars using the following exchange rates:

	Exchange Rate
Pro forma statement of operations for the year ended December 31, 2001	1 Cdn.$ = U.S. $0.6458
Pro forma statement of operations for the three months ended March 31, 2002	1 Cdn.$ = U.S.$0.6272
Pro forma balance sheet as at December 31, 2001	1 Cdn.$ = U.S.$0.6278
Pro forma balance sheet as at March 31, 2002	1 Cdn.$ = U.S.$0.6273

6. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The pro forma consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). The differences between Canadian GAAP and US GAAP as they relate to Pan American and Corner Bay are disclosed in the historical financial statements and notes thereto of the companies.

Had Pan American followed US GAAP in the preparation of the pro forma consolidated financial statements, exploration costs would be expensed under US GAAP until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows exploration costs to be deferred.

The effect on the balance sheets as at March 31, 2002 and December 31, 2001 would be to reduce mineral properties and total assets by $2,685,000 and increase the deficit by a corresponding amount.

Pro forma consolidated Statement of Operations

		Three months ended March 31,2002		Year ended December 31, 2001
Pro forma net loss under Canadian GAAP	$	(1,539)	$	(8,731)
Deferred exploration		(409)		(1,274)
Pro forma net loss under US GAAP	$	(1,948)	$	(10,005)
Basic and diluted loss per share under US GAAP	$	(0.04)	$	(0.23)

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APPENDIX "P"

PAN AMERICAN SILVER CORP.

STOCK OPTION PLAN

1. **PURPOSE OF THE PLAN**

Pan American Silver Corp. (the "Company") hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the "Pan American Silver Corp. Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the progress of the Company by granting to such individuals options, exercisable over periods of up to ten years as determined by the board of directors of the Company, to buy shares of the Company at a price equal to the weighted average market price on the five trading days prior to the date the option is granted.

2. **DEFINITIONS**

In this Plan, the following terms shall have the following meanings:

2.1 "Associate" means an associate as defined in the *Securities Act* (British Columbia).

2.2 "Board" means the board of directors of the Company.

2.3 "Company" means Pan American Silver Corp. and its successors.

2.4 "Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a) being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b) acting as a director or officer of the Company or its subsidiaries.

2.5 "Exchanges" means The Toronto Stock Exchange and the Nasdaq National Market, and, if applicable, any other stock exchange or securities market on which the Shares are listed.

2.6 "Expiry Date" means the date set by the Board under section 3.1 of the Plan, representing the last date on which an Option may be exercised.

2.7 "Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted.

2.8 "Insider" means:

(a) an insider as defined in the *Securities Act* (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b) an Associate of any person who is an insider under subsection (a).

2.9 "Market Price" of Shares at any Grant Date means the weighted average trading price of the Shares on The Toronto Stock Exchange or the Nasdaq National Market as selected by the Board or, if the Shares are listed on neither The Toronto Stock Exchange nor the Nasdaq National Market, such other stock exchange or securities market on which Shares are listed as is selected by the Board, on the five trading days (on which at least one board lot of the Shares was traded) prior to the Grant Date.

2.10 "Option" means an option to purchase Shares granted pursuant to this Plan.

2.11 "Option Agreement" means an agreement, in substantially the form attached hereto as Schedule A, whereby the Company grants to an Optionee an Option.

2.12 "Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.13 "Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

2.14 "Optionee" means each of the directors, officers and Service Providers granted an Option pursuant to this Plan and their heirs, executors and administrators.

2.15 "Plan" means this Pan American Silver Corp. Stock Option Plan.

2.16 "Service Provider" means:

(a) an employee of the Company or any of its subsidiaries;

(b) any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and

(c) any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider under subsection 2.16(b).

2.17 "Shares" means the common shares in the capital stock of the Company as constituted on the date of this agreement provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.18 "Unissued Option Shares" means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

3. GRANT OF OPTIONS

3.1 Option Terms. The Board may from time to time authorize the issue of Options to directors, officers and Service Providers of the Company and its subsidiaries. The Option Price under each Option shall be the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years from the Grant Date. Options shall be non-assignable and non-transferable, and subject to such vesting provisions as the Board in their sole discretion shall determine.

3.2 Limits on Shares Issuable on Exercise of Options. The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 4,846,084 or such additional amount as may be approved from time to time by the shareholders of the Company. The number of shares issuable to any one Optionee under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis. The number of Shares which may be reserved for issue pursuant to options granted to Insiders under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, in aggregate, shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis. The number of Shares which may be issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a) to Insiders in aggregate, shall not exceed 10% of the outstanding issue; and

(b) to any one Optionee who is an Insider and any Associates of such Insider, shall not exceed 5% of the outstanding issue.

For the purposes of this section, Shares issued pursuant to an entitlement granted prior to the Optionee becoming an Insider may be excluded in determining the number of Shares issuable to Insiders. For the purposes of subsections (a) and (b) above, "outstanding issue" is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares issued pursuant to share compensation arrangements over the preceding one-year period.

3.3 Option Agreements. Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4. EXERCISE OF OPTION

4.1 Manner of Exercise. The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case:

(a) the Option shall not have been validly exercised; and

(b) the Option shall no longer be exercisable unless the Board determines otherwise.

4.2 General Rule. Subject to section 4.3, an Option may be exercised to purchase any number of Shares up to the number of Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. (Vancouver time) on the Expiry Date.

4.3 Termination of Affiliation. If an Optionee ceases to be a director, officer or Service Provider of the Company or its subsidiaries, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option as follows:

(a) Resignation or Ceasing to Hold Office. If the Optionee, or in the case of an Option granted to any Optionee who satisfies the definition of Service Provider set out in subsection 2.16(c), the Optionee's employer, ceases to be employed or engaged by the Company or its subsidiaries (including by way of voluntary resignation or retirement as a director, officer or Service

Provider), each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 30 days after the Optionee ceases to be a director, officer or Service Provider.

(b) Death. Notwithstanding subsection 4.3(a), if the Optionee ceases to be a director, officer or Service Provider of the Company or its subsidiaries due to death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 12 months after the date of death or Disability; and

(c) For Cause. Notwithstanding subsection 4.3(a), if the Optionee, or, in the case of an Option granted to an Optionee who satisfies the definition of Service Provider set out in subsection 2.15(c), the Optionee's employer:

(i) ceases to be employed or engaged by the Company or its subsidiaries for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee or Optionee's employer is employed or engaged;

(ii) ceases to be a director, officer or Service Provider of the Company or its subsidiaries by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order; or

(iii) ceases to be eligible to hold office as a director of the Company or its subsidiaries under the provisions of the applicable corporate statute,

each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date on which the Optionee ceases to be a director, officer or Service Provider.

4.4 Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement. If the Optionee, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subsection 2.16(c), the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or its subsidiaries, the loss of the right to purchase Shares pursuant to section 4.3 shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatever in respect of such Optionee.

5. ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1 Share Reorganization. Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a) the Option Price will be adjusted to a price per Share which is the product of:

(i) the Option Price in effect immediately before that effective date or record date; and

(ii) a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b) the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2 Special Distribution. Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a) shares of the Company, other than the Shares;

(b) evidences of indebtedness;

(c) any cash or other assets, excluding cash dividends (other than cash dividends which the board of directors of the Company has determined to be outside the normal course); or

(d) rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

5.3 Corporate Organization. Whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b) a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares.

5.4 No Fractional Shares. No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of a Share Reorganization or Corporate Reorganization, an Optionee would become entitled to a fractional Share, such Optionee shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Option unless such amount of Shares represents the balance left to be exercised under the Option.

6. MISCELLANEOUS

6.1 Form of Notice. A notice given to the Company shall be in writing, signed by the Optionee and delivered to the Secretary of the Company.

6.2 Right to Employment. Neither this Plan nor any of the provisions hereof shall affect in any way the Optionee's right to continued employment with the Company or its subsidiaries or the Company's right to terminate such employment.

6.3 Amendment and Waiver. Subject to pre-clearance with The Toronto Stock Exchange and any other prior regulatory approval where required, the Company may from time to time amend any provisions of the Plan, but no such amendment can impair any of the rights of any Optionee under any Option then outstanding and any material amendment to the Plan or increase in the maximum number of Shares which may be issuable under the Plan as set out in section 3.2 will require the approval of shareholders of the Company.

6.4 No Assignment. No Optionee may assign any of his rights under the Plan.

6.5 Conflict. In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.6 Time of Essence. Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.7 Entire Agreement. This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to an Option and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE A

PAN AMERICAN SILVER CORP.

STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Pan American Silver Corp. ("the Company") and the Optionee named below pursuant to the Pan American Silver Corp. Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

(a) on ________________, ______ (the "Grant Date");

(b) ________________________________ (the "Optionee");

(c) was granted the option to purchase ____________ Common Shares (the "Option Shares") of the Company;

(d) for the price (the "Option Price") of $__________ per share;

(e) which will become exercisable up to, but not after ___________, _____ (the "Expiry Date"), as follows:

(i) up to ____________ Option Shares after ______________;

(ii) up to ____________ Option Shares after ______________;

(iii) up to ____________ Option Shares after ______________; and

(iv) up to ____________ Option Shares after ______________,

all on terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the _____ day of ______________, _________.

PAN AMERICAN SILVER CORP.

_______________________________________ By: _______________________________________

Optionee

Authorized Signatory

By: _______________________________________

Authorized Signatory

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APPENDIX “Q”

PAN AMERICAN 2001 ANNUAL INFORMATION FORM



Pan American
S I L V E R C O R P.

Annual Information Form

For the Year Ended December 31, 2001

Dated: May 10, 2002

1500-625 Howe Street
Vancouver, British Columbia
V6C 2T6
Web Site: www.panamericansilver.com

TABLE OF CONTENTS

INTRODUCTION

In this Annual Information Form, the term "Company" refers to Pan American Silver Corp. and the term "Pan American" refers to the Company and its subsidiaries.

Reporting Currency

Pan American's reporting currency is the United States dollar. Unless otherwise indicated, all currency amounts in this Annual Information Form are stated in United States dollars.

Accounting Policies

Financial information is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and those generally accepted in the United States, as applicable to Pan American, are explained in Note 16 to the Consolidated Financial Statements of the Company. These financial statements set out on pages 41 through 55, inclusive, of the Company's 2001 Annual Report are incorporated by reference herein.

Conversion Table

In this Annual Information Form, imperial measures are used with respect to mineral properties located in the United States of America and metric units are used with respect to mineral properties located in Peru, Mexico, Bolivia and elsewhere, unless otherwise indicated. Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table set out below.

Imperial Measure	=	Metric Unit	Metric Unit	=	Imperial Measure
2.47 acres		1 hectare	0.4047 hectares		1 acre
3.28 feet		1 metre	0.3048 metres		1 foot
0.62 miles		1 kilometre	1.609 kilometres		1 mile
0.032 ounces (troy)		1 gram	31.1 grams		1 ounce (troy)
1.102 tons (short)		1 tonne	0.907 tonnes		1 ton
0.029 ounces (troy)/ton		1 gram/tonne	34.28 grams/tonne		1 ounce (troy)/ton

Classification of Mineral Reserves and Resources

In this Annual Information Form, the definitions of proven and probable mineral reserves and measured, indicated and inferred resources are those used by certain Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted on August 20, 2000.

Glossary of Terms

The glossary of terms set forth on page 62 of this Annual Information Form contains definitions of certain terms used herein.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form and the documents incorporated by reference herein contain certain forward-looking statements relating to Pan American and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this Annual Information Form, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "budget", "may", "schedule" and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Pan American, are inherently subject to significant uncertainties and contingencies. This Annual Information Form contains forward-looking statements relating to, among other things, the sufficiency of current working capital and anticipated operating cash flow, the sufficiency of mineral reserves and resources at Quiruvilca, Huaron and La Colorada as well as other properties, the estimated cost of and availability of funding for ongoing capital improvement programs, the estimated cost of and availability of funding for the proposed development of the La Colorada project, estimated exploration expenditures to be incurred on Pan American's various silver exploration properties and compliance with environmental standards. Management's Discussion and Analysis of Financial Conditions and Results of Operations ("MD&A"), which is set out on pages 34 to 39 in the Company's 2001 Annual Report is incorporated by reference within this Annual Information Form. The MD&A also contains forward-looking statements relating to, among other things, forecast capital and non-operating spending, levels of silver and other metals production, production costs and metal prices. Such statements reflect the current views of Pan American with respect to future events and are subject to known and unknown risks, uncertainties and assumptions. Many factors, both known and unknown, could cause the actual results, performance or achievements of Pan American to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements including, without limitation, the factors identified in this Annual Information Form under the headings "Risks and Uncertainties", "Foreign Operations" and "Competitive Conditions". Other such factors include, whether or not referenced in this Annual Information Form, changes in general economic and business conditions and changes in business strategy. Should one or more of these factors or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from those described herein as anticipated, believed, estimated or expected. Pan American does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements.

CORPORATE STRUCTURE

Incorporation

The Company was incorporated under the *Company Act* (British Columbia) on March 7, 1979 under the name Pan American Energy Corporation. On September 10, 1984 the Company's memorandum was amended to change the Company's name to Pan American Minerals Corp. and on April 11, 1995 the Company's memorandum was again amended to change the Company's name to Pan American Silver Corp.

Since 1979 the memorandum and articles of the Company have been amended on several occasions to increase the share capital of the Company and to update the form of articles.

The Company's head office is situated at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered and records offices are situated at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2. The Company's web site can be found at www.panamericansilver.com

Subsidiaries

A significant portion of the Company's business is carried on through its various subsidiaries. The following table shows, as at December 31, 2001, the principal subsidiaries of the Company including their respective jurisdictions of incorporation and the Company's percentage ownership in each such subsidiary:

Name	Jurisdiction	Ownership (%)
Aurífera Tres Cruces S.A. ("Tres Cruces S.A.")	Peru	50
Pan American Silver S.A.C. Mina Quiruvilca ("Mina Quiruvilca") [1]	Peru	100 (voting)/ 99.7 (non-voting)[2]
Cia. Minera Huaron S.A. ("Minera Huaron")	Peru	99.85 (voting)
Pan American Minerals, Inc. ("Pan American U.S.")	Nevada	100
Pan American Silver (Barbados) Corp. ("Pan American Barbados")	Barbados	100
Pan American Silver (Bolivia) S.A. ("Pan American Bolivia")	Bolivia	100
Pan American Silver (Cyprus) Corp. Limited. ("Pan American Cyprus")	Cyprus	100
Pan American Silver Peru S.A.C. ("Pan American Peru")	Peru	100
Plata Panamericana S.A. de C.V. ("Pan American Mexico")	Mexico	100

[1] In 2000, Corporación Minera Nor Peru S.A. changed its name to Mina Quiruvilca.

[2] The Company indirectly owns 99.7% of the total outstanding equity of Mina Quiruvilca.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of Pan American

Pan American is principally engaged in the exploration for, and the acquisition, development and operation of silver properties.

Pan American: (1) owns and operates the producing Quiruvilca silver mine in Peru; (2) owns a 99.85% interest in, and operates, the producing Huaron silver mine in Peru; (3) owns and is operating the La Colorada property, a silver mine and development project located on the site of a formerly producing silver mine in Mexico (Pan American is operating La Colorada under a limited production plan pending the completion of financing for the full-scale development of the mine); (4) owns a 50% interest in each of Compañía Minera Altovalle S.A. and Minera Triton Argentine S.A., two Argentina companies that collectively own 100% of the Manantial Espejo silver and gold exploration property in Argentina; (5) holds a 20% carried interest in Serebro Magadana, a Russian company that owns the Dukat silver development project in the Russian Federation; (6) holds an option to acquire a 100% interest in the San Vicente exploration property in Bolivia; and (7) holds non-producing silver resource properties in Montana (Hog Heaven property) and California (Waterloo property) and an option to acquire an interest in a non-producing silver resource property in Arizona (Hardshell property). Pan American either holds an interest in or may earn an interest in silver exploration properties in Mexico and Peru.

Pan American employs a multifaceted strategy to ensure growth in reserves and production. The first part of Pan American's strategy is to increase its silver production profile through the acquisition of silver mines, silver development projects or silver producing companies. The second part of its growth strategy is to focus on exploration in and around existing properties. Finally, Pan American is also seeking to acquire additional silver properties having significant silver reserves or resources or significant exploration potential.

Developments over the Last Five Financial Years

During the last five financial years the Company has focused on the acquisition and development of a number of projects ranging from silver exploration activities to the development and operation of silver producing properties.

Over the last five years the Company has engaged in a disciplined program of acquisitions of silver properties and equity or debt financings and embarked on the development and operation of producing silver properties.

- In September 1997, Pan American Mexico entered into an option agreement with Minas La Colorada, a Mexican corporation at arm's length to Pan American, to purchase the La Colorada silver property in Mexico and certain of its operating assets, for payment of $2,100,000, the issuance of 304,000 common shares of the Company, the assumption of certain labour liabilities and the grant of a 5% NSR royalty. In March 1998 Pan American Mexico exercised the option and completed the acquisition of the La Colorada silver property.

- In November 1997 ZAO Dukat, a former wholly-owned subsidiary of the Company, won an international tender to acquire a mining licence for the Dukat silver deposit in Russia.

- In June 1998, Pan American and ASARCO Incorporated ("ASARCO"), a mining company at arm's length to Pan American, agreed to extend Pan American's 1994 option to purchase the

Hardshell silver property in Arizona for an additional four years to run from September 1998 to September 2002 in consideration of the payment by Pan American to ASARCO of $3,125 each September over the term of the extended option. Under the extended option, Pan American may acquire the Hardshell silver property in Arizona from ASARCO upon payment of a further $8,000,000 and the grant of a 2% net smelter return royalty. At this time, Pan American is unlikely to exercise its option to acquire Hardshell, but may seek to extend it.

- In June 1998, Pan American acquired a 100% interest in the Plateros silver exploration property from Desarrollo Monarca S.A. de C.V. ("Desarrollo"), a Mexican corporation at arm's length to Pan American, in consideration of the payment of $175,000 and the grant of a 2% net smelter return royalty. Pan American has the right to reduce this net smelter return royalty to 1% by making a payment of $2,000,000 to Desarrollo.

- In November 1998, Pan American and Oroperu Resources Inc. ("Oroperu") optioned a 100% interest in the Tres Cruces gold exploration property in Peru to Battle Mountain Canada Ltd. ("Battle Mountain"), a Canadian mining company at arm's length to Pan American. In December 1999, Battle Mountain terminated this option agreement;

- In February 1999, the Company completed an offering of 3,900,000 units at $5.65 ($8.40 Cdn.) per unit for gross proceeds of $22,031,000 ($32,760,000 Cdn.). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable into one common share of the Company at $6.05 until February 18, 2001. All of these common share purchase warrants expired without being exercised.

- On June 21, 1999 Pan American signed a joint venture agreement with COMIBOL (the Bolivian government mining corporation) giving Pan American exclusive rights to explore and mine mineral products from the San Vicente property for a period of 30 years with the additional right to negotiate an extension. Pan American's obligations under this agreement involved a spending commitment of $600,000 and additional voluntary spending commitments over a seven-year period.

- In July 1999, the Company filed a short form shelf prospectus with the Securities Commissions in British Columbia, Alberta, Manitoba, Ontario and Quebec and a corresponding registration statement with the United States Securities and Exchange Commission. These filings allowed the Company to make offerings during the 24-month period following the date of filing of up to 6,000,000 shares, 6,000,000 million share purchase warrants or any combination of such shares and warrants.

- In August 1999, the Company completed a public offering of 2,000,000 common shares at $5.27 per share for gross proceeds of $10,540,000. This public offering was completed using the shelf prospectus filed by the Company with the Securities Commissions in British Columbia, Alberta, Manitoba, Ontario and Quebec and under the corresponding registration statement with the United States Securities and Exchange Commission.

- In November 1999, Pan American arranged: (i) $66 million in project loans and cost overrun loans for the development of the Dukat project from a syndicate of international banks; (ii) a commitment by International Finance Corporation ("IFC") to make equity investments of $4.5 million in ZAO Dukat for a ten percent stake in that company; and (iii) an equity investment by IFC of $9 million in the Company for approximately a five percent stake in the

Company. In November 1999, IFC completed its investment in the Company for approximately a five percent stake in the Company by way of a private placement, which resulted in 1,707,780 common shares of the Company being issued to IFC at price of $5.27 per share for gross proceeds of $9,000,000. At that time, the Company also issued 537,110 share purchase warrants to IFC as a partial fee for arranging financing for the Dukat project. Each share purchase warrant was exercisable into one common share at a price of $5.99 at any time until November 4, 2004. As result of the dispute between Pan American and the Kaskol Group over the ownership of the Dukat project and the subsequent restructuring of the parties' ownership of the property, this loan facility for the development of the Dukat project was never drawn down and the loan facility was terminated in December 2000. On January 22, 2001 the share purchase warrants issued to IFC were re-priced to $3.12 as part of the settlement of fees for arranging financing for the Dukat project. As at the date hereof, these share purchase warrants have not been exercised.

- On March 6, 2000, the Company purchased a 71.8348% interest in Minera Huaron, a Peruvian company (at that time, a company at arm's length to Pan American) that owns the Huaron silver mine in Peru from Cementos Pacasmayo S.A.A., Mauricio Hochschild & Cia. Ltda. S.A.C. ("Hochschild") and Cia. Minera Arcata S.A., three foreign corporations at arm's length to the Company (the "Huaron Vendors") for, inter alia, 1,780,389 shares of the Company, a 2.16% net smelter return royalty (the "Huaron Royalty") and 700,000 ten-year stock options to purchase common shares of the Company exercisable at $4.00 per common share. The Huaron Royalty is payable after 4,300,000 tonnes of ore have been extracted from the Huaron mining claims. The royalty would increase to 3% if Pan American acquires 90% or more of Minera Huaron.

- Between March 6, 2000 and December 31, 2000, the Company increased its ownership of Minera Huaron (the owner of the Huaron mine) from 71.8348% to 72.64% through the purchase of additional common shares of Minera Huaron from minority shareholders at arm's length to Pan American for cash consideration in the amount of $65,000.

- In April 2000, Pan American granted Minera Barrick Misquichilca S.A. ("Barrick), a subsidiary of Barrick Gold Corporation, a Peruvian company at arm's length to Pan American, the right to conduct exploration activities on certain mineral claims located near the Quiruvilca mine in Peru (known as Los Angeles) for up to a 10-year period in consideration of, among other things, Barrick incurring certain minimum annual exploration expenditures on the property and paying $100,000 per year to Pan American (which amount increases to $200,000 per year after year five of such agreement). Pan American also granted Barrick an option to acquire such mining claims which option only becomes effective upon Barrick having incurred $10 million in exploration expenditures on the property. If Barrick exercises such option, it must make certain payments to Pan American based on the estimated proven and probable reserves of gold and a 5% net smelter return on any proven and probable gold in excess of such estimate. In April 2002, Barrick made its annual $100,000 payment to maintain such agreement for a further one-year period.

- In June 2000, Pan American completed a positive bankable feasibility study designed to determine the economic viability of constructing a new underground mine and processing facilities at its La Colorada project in central Mexico.

- In July 2000, the Company acquired the annual 20% royalty on net income from the Company's Quiruvilca mine from NPMC, Inc. ("NPMC") (formerly Northern Peru Mining

Corporation), a wholly owned subsidiary of Coeur d'Alene Mines Corp., a mining company at arm's length to Pan American, in consideration of the issue to Coeur d'Alene Mines Corp. of 140,000 common shares of the Company, 100,000 common share purchase warrants exercisable for three years at $5 per warrant and a cash payment in the amount of $50,000. To-date, none of the common share purchase warrants have been exercised.

- In September 2000, Pan American arranged a $12 million pre-production loan facility from Standard Bank London Limited (non-recourse to the Company and its subsidiaries other than Minera Huaron, Pan American Peru and Mina Quiruvilca) to cover, among other things, the cost of re-opening the Huaron mine in Peru. Pan American drew down all of this loan facility and used the proceeds to fund the construction necessary for the re-opening of the Huaron mine. The construction activities commenced in September 2000.

- In September 2000, Minera Huaron sold approximately 692.75 hectares of land to Cia. Minera Chungar S.A. ("Chungar"), a mining company at arm's length to Pan American, for a purchase price of $1.0 million, which was paid in cash. The land sold to Chungar contained mineralization that did not form part of Huaron mine reserves. Concurrently with this sale of land, Minera Huaron negotiated the release of the Huaron Royalty over this land and received an additional $600,000 from Chungar as compensation for its services in connection with such negotiations.

- In September 2000, Pan American reached an agreement with the Kaskol Group (Polymetall) resolving the outstanding legal actions between the parties involving the Dukat silver project in Magadan, Russia and providing for the future ownership of the project. Under the settlement agreement, Pan American and the Kaskol Group agreed to form a new Russian mining company, Serebro Magadana, to hold the mining license (previously held by Pan American) and certain other assets at the Dukat project (previously held by the Kaskol Group). On March 11, 2001, Pan American and Kaskol Group entered into a shareholder's agreement governing Serebro Magadana. Under the shareholders agreement, Pan American holds a 20% interest in Serebro Magadana and has no future management or financial obligations. The Kaskol Group holds an 80% interest in Serebro Magadana and is responsible for all financial obligations and operating the project.

- Due to Pan American's lack of significant influence with respect to operating and financing decisions for the Dukat project and the uncertainty as to the receipt of cash flow from that project, Pan American wrote-off its $37,208,000 carrying value of the Dukat project in the third quarter of 2000. As at the date hereof, the consolidated balance sheet of Pan American ascribes no value to the Dukat project.

- In September 2000, Minera Huaron reached an agreement with Chungar settling a number of legal proceedings between them related to the Huaron mine that existed prior to Pan American's acquisition of its interest in Minera Huaron. The proceedings related to a 1998 flood of the adjoining Chungar zinc mine, which also flooded the Huaron mine and caused it to cease operations. The settlement resulted in a payment of $1,350,000 by Chungar to Minera Huaron.

- In the fourth quarter of 2000, Pan American decided to write-down the carrying value of the Lucita exploration property by $907,000 (for a current consolidated balance sheet value of nil), the Valenciana exploration property by $100,000 (for a current consolidated balance sheet value of nil), the Capoose exploration property by $50,000 (for a current consolidated balance sheet value of nil), the Minandex exploration property by $60,000 (for a current consolidated balance sheet value of nil) and the Waterloo property by $3,260,000 (for a current consolidated balance sheet value of $1,000,000). The write-downs were in response to continued low silver prices.

- In January 2001, Pan American renegotiated its option agreement for the San Vicente project in Bolivia with COMIBOL, Bolivia's state mining company, which is at arm's length with Pan American. Pan American's voluntary expenditure commitments of $20,000,000 to earn a 100% working interest over seven years were restructured by significantly reducing the annual minimum expenditures for 2001 and 2002 and increasing the minimum expenditure for 2003 (see "Narrative Description of Business - Investment and Exploration Properties – San Vicente Exploration Property").

- In February 2001, IFC's board of directors conditionally approved (subject to definitive loan documentation and satisfaction of certain conditions precedent) a non-recourse project loan facility of up to $28.6 million to Pan American for the construction and development of the La Colorada silver project in Mexico. Up to $10.3 million of the loan facility was to be provided by IFC and up to $18.3 million by a syndicate of lenders. Up to $1.6 million of the loan facility was an overrun debt facility to cover construction cost overruns. Upon execution of the definitive loan agreement, the Company would have granted IFC five year warrants to purchase up to 320,000 common shares of the Company at a price of $3.75 per share. As at of the date hereof, Pan American has not executed such definitive loan documentation, allowed the IFC's commitments under the facility to lapse and did not issue any warrants.

- In April 2001, Pan American commenced milling operations at the rehabilitated Huaron mine. The Huaron mine reached commercial production levels on May 1, 2001.

- On June 6, 2001, the Company completed a public offering of 3,000,000 common shares at $3.00 per share for gross proceeds of $9,000,000. This public offering was completed using the shelf prospectus filed by the Company with the Securities Commissions of British Columbia, Alberta, Manitoba and Quebec and under the corresponding registration statement with the United States Securities and Exchange Commission. As partial consideration for services rendered in the offering of these common shares, the Company granted the Agent for the offering 32,250 common share purchase warrants. Each warrant enables the Agent to purchase one common share of the Company for $3.00. These warrants expire on December 5, 2002 and to-date none of these warrants have been exercised.

- In July 2001, Pan American optioned a portion of the Huaron property to Anglo American Mining Corporation ("Anglo"). The optioned property consists of approximately 29,008 hectares located on the northern portion of the Huaron property holdings. The option allows Anglo to earn a 51% interest in the optioned property by making annual cash payments of $30,000 to Minera Huaron and by spending $3,000,000 on the optioned property over a four-year period.

- In July 2001, Pan American signed an option-to-purchase agreement with Minerales de Oaxaca S.A. de C.V. This agreement gave Pan American the right to acquire a 100% interest in the Ocotlan silver project in central Mexico by making payments totalling $3,000,000 over a 51-month period. During the third and fourth quarters of 2001, Pan American conducted a five-hole drilling program on this project at a cost of $175,000. Results of the program were unsatisfactory and Pan American terminated the option. In 2001, Pan American acquired certain mining concessions proximal to Ocotlan in a Mexican government auction by payment of $10,000 and a commitment to spend an additional $90,000 over the next five years.

- In August 2001, Pan American sold 9,321 hectares of the Huaron property for consideration amounting to $3,700,000. Such consideration consisted of $200,000 in cash, $500,000 in shares of Volcan Compañía Minera S.A., the remaining 27.21% interest in Minera Huaron that it did not own and other consideration. The acquisition of shares in Minera Huaron brought Pan American's direct and indirect ownership in the company to 99.85%. As a result of Pan American increasing its ownership in the Huaron property to more than 90%, the future royalty payable to the Huaron Vendors increased to 3%.

- In October 2001, Pan American retired the outstanding balance of the $12,000,000 Standard Bank loan facility taken out to re-start the Huaron mine. The $6,300,000 remaining balance was re-paid by a four-year, $6,500,000 loan provided by Banco de Credito del Peru ("Banco de Credito"). The majority of the assets of Minera Huaron are pledged as security for this loan.

- On November 5, 2001, Pan American announced that production was to start at the San Vicente project in Bolivia. Mining is being conducted under a twenty-five month contract effective December 1, 2001 with Empresa Minera Unificada S.A. ("EMUSA"), an arm's length Bolivian corporation. The Company's proceeds from this contract will be derived from the greater of a minimum monthly payment of $13,000, a 4% net smelter return royalty or depending upon metal prices 20 percent to 40 percent of net cash flow. Such payments are expected to more than offset Pan American's property holding costs. Pan American still retains an option to earn a 100% interest in the San Vicente project; however, Pan American's spending requirements under the option agreement have been suspended for the life of the contract with EMUSA.

- In November 2001, Pan American and the previous owner of the La Colorada project, Minas La Colorada S.A. de C.V. ("MLC") agreed to amend the 5% net smelter return royalty payable by Pan American to MLC. Pan American now has the option prior to March 12, 2003 to buy-back three-fifths of this royalty by making payment to MLC of either $2,000,000 in cash or the equivalent value in common shares of the Company (the value of such common shares to be determined based on the market value on Nasdaq on the date that Pan American notifies MLC of its intention to repurchase the royalty), such election (to make the payment in either cash or shares) to be made by Pan American. Pan American also has the further option prior to March 12, 2003 to purchase the remaining two-fifths of the royalty by making payment to MLC of either $1,000,000 in cash or the equivalent value of common shares of the Company, such election (to make payment in either cash or shares) to be made by Pan American.

- On January 29, 2002, Pan American updated the feasibility study for production from the La Colorada mine. The updated study indicated that capital costs of $18.2 million would expand the current operations to 800 tonnes of ore per day to yield approximately 3.8 million ounces of silver per year for a minimum 10-year mine life.

- In February 2002, the Company filed a short-form shelf prospectus with the Securities Commissions in British Columbia, Alberta, Manitoba and Ontario and a corresponding Form F-10 registration statement with the United States Securities and Exchange Commission. These filings allow the Company to offer and sell from time to time, within the succeeding 25 months, its common shares up to a maximum aggregate offering price of $25,000,000 (or the Canadian dollar equivalent) at prices to be determined by market conditions at the time of the issue.

- On March 11, 2002, Pan American completed a public offering of 3,450,000 common shares at a price of $4.80 per share for gross proceeds of $16,560,000 and net proceeds of $15,600,000 after fees, commission and expenses. This public offering was completed pursuant to a supplement to the short-form shelf prospectus and corresponding Form F-10 registration statement filed in February 2002.

- On March 27, 2002, Pan American acquired a 50 percent indirect interest in the Manantial Espejo silver and gold exploration property in Argentina. Pan American's acquisition cost was $1,912,000 which consisted of cash in the amount of $662,000 and 231,511 common shares of the Company valued at $1,250,000. In addition, Pan American paid 50 percent of the $200,000 cost to eliminate a 1.2 percent net smelter return royalty over the property.

- On April 23, 2002 Anglo decided not to continue work on the approximately 29,008 hectares located on the northern portion of the Huaron property holdings.

Corporate Strategy

Pan American's corporate strategy is to become one of the world's leading silver mining companies. The key elements of Pan American's strategy are to:

- **Increase and acquire silver production** – Until 2001, Pan American's source of silver production was its Quiruvilca mine. During 2001, Pan American commenced production at its Huaron and La Colorada mines and maintained production at the Quiruvilca mine. For the year ended December 31, 2001, silver production was approximately 6.9 million ounces compared to approximately 3.6 million ounces of silver in 2000. 2001 production from the Quiruvilca mine was 3,259,372 ounces of silver; from the Huaron mine was 2,897,946 ounces of silver; and from the La Colorada mine was 782,853 ounces of silver. During the July through December 2001 period, production was scaled back at Quiruvilca in order to reduce operating costs and preserve ore reserves during a period of extremely low metal prices. Production from Huaron started in April 2001 and reached commercial production levels effective May 1, 2001. Throughout the remainder of 2001 and to-date Huaron has been operating at a rate of 50,000 tonnes of ore per month (approximately 1,800 tonnes per day). La Colorada was operated at a limited scale during 2001. Early in 2001, milling of stockpiled ore started at the rate of 100 tonnes of ore per day. This rate was later increased to 150 tonnes per day from both stockpiles and underground feed. In January 2002, La Colorada's production rate was increased again to 200 tonnes of ore per day. Management anticipates that La Colorada will continue to operate at this rate until financing has been arranged to expand production to 800 tonnes per day as recommended in the January 2002 feasibility study update.

- **Acquire additional non-producing silver resources** – One of Pan American's objectives is to hold one of North America's largest inventories of non-producing silver resources as leverage to higher silver prices. Pan American holds or has control over non-producing silver resources at its Manantial Espejo property in Argentina, Hog Heaven and Waterloo properties in the United States and through its option to acquire the Hardshell property in the United States. Pan American actively seeks opportunities to increase its silver resource base by acquiring formerly producing silver mines with silver resources that could be re-opened should silver prices increase sufficiently to justify such a re-opening.

- **Acquire additional silver exploration properties** – One of Pan American's objectives is to acquire a portfolio of silver exploration properties. As at December 31, 2001, Pan American holds an option to acquire the San Vicente property in Bolivia. Pan American also owns a 100% interest in the Plateros and Lucita silver exploration properties in Mexico. In addition, Minera Huaron holds approximately 41,280 hectares of exploration property. Pan American is actively seeking to acquire additional silver exploration properties with bulk mineable targets that have the possibility of possessing over 50,000,000 ounces of silver mineralization to supplement its existing base of silver exploration properties.

Pan American's current activities are primarily focussed on Peru, Mexico, Bolivia, Argentina and with a secondary focus on the United States and the Americas generally.

Outlook for 2002

In 2002, Pan American will continue to take steps towards its stated corporate strategy of becoming one of the world's leading silver mining companies. In 2002, Pan American expects to maintain the current level of production at the Quiruvilca mine and expects to increase its overall level of silver production with a full-year's production from Huaron mine and by slightly increasing production from the La Colorada mine. The combined operations of these mines are expected to increase Pan American's silver production to approximately 9,000,000 ounces in 2002.

Pan American will continue to investigate, evaluate and where appropriate, acquire additional silver production or silver exploration and development opportunities.

Operations

Pan American's principal products and sources of revenue are zinc concentrate, lead concentrate and copper concentrate, all of which contain payable amounts of silver. In 2001, the Quiruvilca, Huaron and La Colorada mines accounted for all of Pan American's production of concentrates. Information related to Pan American's segment revenues is set forth in Note 13 to the Consolidated Financial Statements and is referred to under the heading "Management's Discussion and Analysis."

Consolidated production for the year ended December 31, 2001 was as follows:

	Quiruvilca	Huaron	La Colorada	Consolidated
Tonnes milled	568,451	367,274	47,317	983,042
Grade				
Grams/tonne silver	202	272	598	247
% Zinc	4.12	3.32	1.20	3.68
% Lead	1.63	2.64	1.29	1.99
% Copper	0.38	0.46	-	0.39
Production				
Ounces silver	3,259,372	2,897,946	782,853	6,940,171
Tonnes zinc	21,009	9,574	311	30,894
Tonnes lead	8,358	8,445	384	17,187
Tonnes copper	1,204	959	-	2,163

Production from the Quiruvilca mine for each of the three years ended December 31, 2001 was as follows:

	Year ended December 31st		
	2001	2000	1999
Tonnes milled	568,451	615,382	562,584
Tonnes/month	47,371	51,281	46,882
Grade			
Grams/tonne silver	202	205	202
% zinc	4.12	4.40	4.59
% lead	1.63	1.59	1.47
% copper	0.38	0.35	0.34
Production			
ounces silver	3,259,372	3,611,589	3,236,774
tonnes zinc	21,009	24,462	23,340
tonnes lead	8,358	8,740	7,319
tonnes copper	1,204	1,215	1,098

Operating Mines

Quiruvilca Mine

Ownership and Property Description

The Company's wholly-owned indirect subsidiaries, Pan American Peru owns and Mina Quiruvilca operates, the Quiruvilca mine. Pan American acquired the Quiruvilca mine in 1995.

The Quiruvilca mine is an underground mine. The Quiruvilca mineral property consists of 158 mining concessions covering 8,581 hectares. Mina Quiruvilca owns six mining concessions covering 3,472 hectares that are being explored by Barrick. Mina Quiruvilca holds surface and water rights in the area covering the mill and related workings.

Location, Access, Climate and Infrastructure

The Quiruvilca mine is located in the District of Quiruvilca, Province of Santiago de Chuco, Department of La Libertad in northwestern Peru. The Quiruvilca mine is 76 kilometres east of the coastal city of Trujillo. The mine is centred at approximately 8° 00' 57" South Latitude and 78° 20' 33" West Longitude. The Quiruvilca mine lies in the Andean mountain range above the tree line. Elevations in the immediate area of the mine range from 3,450 metres to 4,075 metres above sea level.

Access to the Quiruvilca mine is by a continuously maintained 137 kilometre all weather road east from the city of Trujillo. The first 33 kilometres of the road are paved and the remaining 104 kilometres consist of a dirt road. The last major upgrade to the road was in 1996. Trujillo is connected to Lima by a paved all-weather highway.

The relief at the mine site is hilly and uneven with local slopes of more than sixty degrees, typical of the Peruvian Andes. Natural vegetation is mainly grasses, forming meadows. These meadows have permitted development of varied livestock operations.

The climate at the mine site is classified as "cold climate" or "boreal". Average minimum and maximum temperatures in the region range from 5.7 to 14.8 degrees Celsius. One of the characteristics of this climate is wet summers (highest rainfall occurs from January to April) and dry winters. The Quiruvilca mine operates throughout the entire year.

The primary source of power for the Quiruvilca mine is the Peruvian national power grid via a 65 kilometre 138kV line from the city of Trujillo to the Motil substation. A 20 kilometre 33kV line connects the mine site to the Motil substation. Pan American owns and operates a diesel generating system, which provides a back up source of power for the Quiruvilca mine.

Pan American is permitted to pump water from the Los Angeles Lake, to the east of the Andean divide to two dams east of the town of Quiruvilca as well as other local rivers and streams in the area. Semi-potable and process water is drawn from these dams.

Peru's economy is dependent on mining and there is a sufficient local source of mining personnel and related infrastructure.

Royalties and Encumbrances

On July 5, 2000, the Company acquired from NPMC, a subsidiary of Coeur d'Alene Mines Corp. ("Coeur"), the annual 20% royalty payable to NPMC on net income from the Quiruvilca mine and terminated a concentrates agreement dated August 31, 1995 between Mina Quiruvilca and NPMC in consideration for the issuance to Coeur of 140,000 common shares in the Company, 100,000 common share purchase warrants exercisable for three years at $5.00 per warrant and a cash payment of $50,000. To-date, none of these common share purchase warrants have been exercised.

To the best of Pan American's knowledge, the Quiruvilca property is not subject to any royalties or encumbrances.

Taxation

The principal taxes of Peru affecting Pan American include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax. The overall tax burden in Peru is less than the Canadian tax burden.

History

Mineralization was first reported in the area of the Quiruvilca mine in 1789. Small-scale silver mining in the area was carried on from the 1870's until 1924. Between 1924 and 1925, Northern Peru Mining and Smelting Co. ("NPMS"), the predecessor to Mina Quiruvilca, which was formed by ASARCO, acquired certain mining concessions in the area and began mining operations. The operation was shut down in 1931. The Quiruvilca mine was re-opened in 1940 and has been in operation since that time. Since 1940 NPMS claimed additional mineral concessions in the area and purchased several adjacent mining concessions as well as surface and water rights in the area.

Initially, mining by NPMS focused on the copper bearing veins in the Enargite Zone (as defined below) but gradually focus was shifted to veins in the Zinc-Lead Zone (as defined below). In March 1967, the mill started to treat complex ores producing copper, lead and zinc concentrates.

Geology

The Quiruvilca mine is situated within the eastern edge of a major sequence of volcanic rocks, interpreted as part of the Calipuy Volcanic complex of the Mid-Miocene. This volcanic formation, with a thickness of about 2,000 metres, consists of andesite flows and flow breccias inter-layered with thin basalt flows and occasional tuffaceous lacustrine sediments.

The mineralization at Quiruvilca is contained in a series of narrow veins filling the fractures and faults. Over 130 veins have been identified in the mine area. At least three-quarters have been mined at some point in time. Although narrow, the veins at Quiruvilca tend to have an extensive lateral and vertical continuity with abundant splits, cymoid loops, pinch and swell structures. In some places, the veins show some thick ore shoots connected to thinner diagonal sub-economic to non-economic zones. The width varies up to two metres in the central zone to stringers in the Zinc-Lead Zone (as defined below). The average width of veins currently being mined is 0.65 metres. The average dip of the veins is 70^0, but range from vertical to 40^0.

The mineralization exhibits strong metal zoning. The central copper zone, some 700 metres by 2,800 metres in area, consists of predominately enargite-pyrite, with lesser chalcopyrite, tennantite, tetrahedrite, sphalerite and galena (the "Enargite Zone"). The Enargite Zone is surrounded by a relatively narrow transition zone of tennantite, tetrahedrite, sphalerite and galena (the "Transition Zone"). The Transition Zone is in turn surrounded by a zinc-lead zone of predominately sphalerite and galena, which extends some 500 metres beyond the Transition Zone (the "Zinc-Lead Zone"). In recent years some 70% of the Quiruvilca mine's production has come from the Zinc-Lead Zone. An outer zone consists of stibnite, arsenopyrite and pyrite.

Drilling, Sampling and Analysis, Security of Samples

Exploration at the Quiruvilca property is conducted using a combination of diamond drilling and underground drifting. Four diamond drills are in continuous operation at the property, drilling BQ (36.4 mm diameter) sized holes between 50 and 200 meters in length. This is generally followed by underground cross-cutting at a 70 meter spacing. During 2001, 16,100 meters of drilling was done, along with 6,015 meters of drifting for reserve delineation and access.

Diamond drill core is split in half, with one half sent for assaying and one half retained in a secure on-site facility. Cross-cuts are channel sampled, and a two to three kilogram sample is sent for analysis.

Assaying is done at the mine laboratory. The laboratory conducts a routine internal quality assurance/quality control program that includes external check samples and the routine submission of standards.

All sampling, whether diamond drilling or cross-cutting, is done under the direct supervision of the Quiruvilca mine geology department.

Mineral Reserves

Pan American's management estimates that proven and probable mineral reserves at the Quiruvilca mine as at December 31, 2001 are 2,749,400 tonnes with an average grade of 192 grams/tonne silver details of which are set out in the following table:

Quiruvilca Mineral Reserves[1, 2, 3]

Reserves	Tonnes	Grams of Silver per Tonne	% Zinc	% Lead	% Copper
Proven	1,742,900	195	4.53	1.68	0.47
Probable	1,006,500	187	4.70	1.64	0.43
TOTAL	2,749,400	192	4.59	1.67	0.46

1 Calculated using a price of $5.00 per ounce of silver and $1,000 per tonne of zinc.

2 Estimates of mineral reserves are calculated on the basis of blocks exposed by underground workings on one or more sides and having an in-place diluted value equal to or above the cutoff grade ($36/tonne). Proven and probable mineral reserves are extrapolated between 15 and 30 metres down dip depending on vein continuity. In addition, some low grade material (between $25-$36/tonne) is included in the mineral reserves since this material may be mined and processed in order to access higher grade blocks.

3 Mineral reserves were estimated by the engineering and geology staff of the Company's wholly-owned subsidiary, Mina Quiruvilca, under the supervision of the Company's "qualified person", Norm Pitcher, P.Geo, who is an employee of the Company. Mr. Pitcher has reviewed and tested the information developed by the Company's operating subsidiary and, based upon those tests and reviews, Pan American is satisfied with the accuracy of the reserve calculations.

The quantity of mineral reserves in the proven and probable categories at the Quiruvilca mine has not declined below 1.35 million tonnes since 1978.

Reconciliation of Mineral Reserves

Mineral reserves are adjusted annually by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal prices. However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets. The following is a reconciliation of the proven and probable mineral reserves at Quiruvilca to December 31, 2001:

Reconciliation of Mineral Reserves at Quiruvilca

	Tonnes
Opening balance, December 31, 2000	3,395,985[1]
Additions[2]	376,667
Losses[3]	580,879
Tonnes mined from reserves	442,373
Low grade added to reserves	-
Closing balance, December 31, 2001	2,749,400

1 December 31, 2000 reserves were calculated using a price of $5.00 per ounce of silver and $1,150 per tonne of zinc.

2 Additions are from tonnes added through exploration and reinterpretation.

3 Losses during 2001 consisted of lower grade material that was moved to the resource category due to declining metal prices.

Management of the Company believes that reserves at the Quiruvilca mine are sufficient for at least five years.

Mineral Resources

Pan American's management estimates that mineral resources at the Quiruvilca mine as at December 31, 2001 are as follows:

Quiruvilca Mineral Resources[1,2]

Resources	**Tonnes**	**Grams of Silver per Tonne**	**% Zinc**	**% Lead**	**% Copper**
Measured	1,668,100	136	2.32	0.87	1.94
Indicated	446,100	139	3.88	1.37	1.37
Measured + Indicated	2,114,200	137	2.65	0.98	1.82
Inferred	3,026,800	167	4.37	1.64	0.40

1 These resources are in addition to Quiruvilca mineral reserves.

2 Mineral resources were estimated by the engineering and geology staff of the Company's wholly-owned subsidiary, Mina Quiruvilca, under the supervision of the Company's "qualified person" Norm Pitcher, P.Geo, who is an employee of the Company. Mr. Pitcher has reviewed and tested the information developed by the Company's operating subsidiary and based upon those reviews and tests, Pan American is satisfied with the accuracy of the resource calculations.

Mining

The Quiruvilca mine extends over an area that is four kilometres east/west by three kilometres north/south and from an elevation of 4,050 metres at the top of the mountain down to the 340 metre level (elevation 3,537 metres). Access to the mine has been from seven adits driven into the side of the mountain at elevations ranging from 3,925 metres to 3,650 metres. The main haulage level, the Almirvilca tunnel, is located at the 3,650 metre elevation (220 level). A new access ramp to the 280 level was completed during 1999 and ramp development to the 340 level is ongoing.

In addition, shafts have been driven from underground at different levels. The Elvira shaft, which extends from the surface down to the 220 level, is currently in use for men and materials. The Satélite winze provides access to ore below the 220 level down to the 340 level in the northern part of the mine. Ore is conveyed up the 280 ramp, in the south part of the mine, to the 220 main haulage level.

Battery locomotives are used to haul ore and waste from the stopes and development headings to ore and waste passes. Ore from the upper levels of the mine is delivered to ore passes, which transfer it to the 220 level main haulage level. Diesel locomotives with mine cars are used to transport ore from the ore passes on the 220 level to coarse ore bins.

Of the 65 veins presently being mined, seven contributed approximately 51% of the production during calendar 2001. The bulk of recent production has come from veins, which average less than 0.60 metres in width in the Zinc-Lead and Transition Zones.

There are presently 115 active stopes in the mine, with approximately one-third in the drilling and blasting phase, one-third in the mucking phase and one-third in the filling phase at any given time. Two stoping methods are presently in use at the Quiruvilca mine. In stopes where the vein is less than 1.0 metre wide, and where hydraulic backfill is not available, resuing is employed. Resuing was utilized in at least half of the stopes over the past few years. Cut-and-fill stopes are used where hydraulic backfill is available with tailings used as fill. In stopes where the ground conditions permit, up to two cuts are taken prior to filling. There are variations to these stoping methods to suit local conditions.

A hydraulic backfill plant was first installed in 1977, overhauled in 1991 and expanded in 1998. Tailings from the mill are directed to the sand-fill plant located near the Santa Catalina tailings pond. The fines are removed with cyclones, and the coarse is directed to the distribution plants or storage tanks. The sand-fill is pumped 2,700 metres to the Luz Angelica distribution plant, or a further 1,600 metres to the central distribution plant through a 76 millimetre HDPE line. The distribution plants are equipped with 170 cubic metre storage tanks. When backfill is required underground, the fill is re-slurried and pumped underground. Expansion of the backfill system capacity commenced in late 1998 and was completed in 1999 to increase backfill for a mining rate of 600,000 tonnes per year.

The average monthly production from the Quiruvilca mine for 2001 was 47,371 tonnes, a decrease from 51,281 tonnes in 2000. Production was decreased in 2001 to lower overall operating costs and reduce production from low-grade stopes.

Milling

The mill flowsheet consists of three-stage-crushing, ball mill grinding and selective flotation of the ore to produce copper, lead and zinc concentrates, followed by thickening and filtering of the concentrates. During 1999 the daily capacity of the mill was increased to over 2,000 tonnes per day. Daily throughput reached 2,200 tonnes at times during 1999, 2000 and 2001.

Although the mill equipment (with the exception of the primary and secondary crusher, the primary grinding circuit, the primary lead rougher flotation cells and the zinc and lead cleaning circuits) dates from the 1950s and 1960s, it has been adequately maintained and operates well. The mill operated an average 73.2% of the scheduled time in 2001 compared to an average of 78% of the time in 2000. Down-time was primarily due to planned maintenance (5.3%), scheduled Sunday shutdowns (17.5%), and other non-planned shutdowns due to electrical outages and breakdowns (4.0%).

Environment, Health and Safety

Environmental regulations are evolving in Peru and it is expected that these requirements will eventually reach North American standards. As part of Peru's developing regulatory framework, mining companies were required to submit environmental evaluation reports summarizing general environmental conditions at their mines and environmental remediation plans. Mina Quiruvilca filed an evaluation report with the Peruvian Ministry of Energy and Mines in 1995 and filed a Program for Environmental Remediation and Management ("PAMA") in 1996 in compliance with Peruvian regulations. The PAMA addressed, among other things, stabilization of tailings impoundment, tailings reclamation, mine acid water neutralization and other effluent treatment, revegetation and a contingency plan. For each of these issues, Pan American provided an implementation schedule and estimates of capital expenditures. The PAMA was approved by the Peruvian Ministry of Energy and Mines in 1997 and the terms of the PAMA were to have been completed by March 2002. Water flowing from the Quiruvilca mine is acidic and contains copper, lead, zinc and iron. Under the terms of its PAMA, Mina Quiruvilca agreed to construct a water treatment facility at the mine. Construction of a mine water treatment facility was completed in 1998 at a cost of $3,800,000. Commissioning of the facility occurred in June of 1999. During 2001, water quality at the compliance point has met pH standards and a majority of metal compliance standards since start-up. Ongoing work is focused on ensuring all surface flows are directed to the plant as well as improved management of underground flows. The Company requested an extension to allow additional investigation of water treatment options to reduce metal levels from water inflows that are downstream from the mine and the water treatment plant.

The PAMA process was established as a one-time process. Once Pan American successfully completes the terms of its PAMA it will be deemed to be in good standing under Peruvian laws and will be required to comply with all existing and future environmental laws.

Pan American's operations at the Quiruvilca mine currently comply in all material respects with the PAMA and applicable laws. In 1999, Mina Quiruvilca received the National Society of Mining, Petroleum and Energy's highest environmental award and in 2000 the Latin American Organization of Mining's environmental award for polymetallic deposits.

The most significant environmental issues currently associated with the Quiruvilca mine are metal-laden acid water discharge from the mine, acid rock drainage from the mine's tailings deposit areas and the containment and stability of mine tailings ponds.

During the past five years Pan American has taken steps to stabilize and remediate the three tailings areas identified by Pan American as having a potential for stability problems. As at December 2001, only re-vegetation work was ongoing at one of the tailings areas.

In 1963, and again in 1967, earthquakes liquefied the Almirvilca tailings area causing a run-out of tailings into the nearby Rio Moche. The tailings flowed up to ten kilometres downstream and formed terrace deposits over an area of some four hectares along the stream. Approximately 30% of the total volume of these tailings have been cleaned out and used as borrowed material to build the San Felipe stabilizing berm. Ongoing cleanup of the riverbed continued during the dry season from 1999 through 2001 and will be substantially completed in 2002.

During late 1998 and through 2001 Pan American implemented a third party safety and training program for employees and contractors. All employees were required to undergo safety training and all new underground employees were required to undergo training prior to being assigned to their first position. The safety department was required to provide one inspector per mine area. All mine supervisors completed the first two phases of a multi-phase third party safety program.

From 1998 through 2000, on a cumulative basis, the year-end accident frequency was reduced by 70%, accident severity by 50% and lost time accidents by 67%. During 2001, the Peruvian definition of lost-time accidents was changed -- the previous definition was that a lost-time accident occurred when a worker was unable to return to normal duties for more than three days; the current definition changed the three-day duration to more than one-day. Even though the lost-time accident definition was more rigorous than in the past and accidents increased by 14%, the accident severity index decreased by more than 80 percent in 2001.

Capital Expenditures

Since September 1, 1995, Pan American has undertaken a program of capital and non-operating expenditures at the Quiruvilca mine to improve its operations, ensure compliance with its PAMA and reduce operating costs.

During 2001, capital expenditures at Quiruvilca were approximately $470,000 and consisted of:

- a new hospital building at a cost of approximately $130,000;
- civil and mechanical work on the 340 level at a cost of approximately $125,000;
- mine ventilation system improvements at a cost of approximately $50,000;
- computer system software and implementation costing approximately $40,000; and
- various other projects and equipment purchases at a cost of approximately $125,000.

In 2000, Pan American's capital expenditures at the Quiruvilca mine were approximately $1.1 million and consisted of:

- tailings dam expansion at a cost of approximately $450,000;
- mine equipment and mine services upgrades at a cost of approximately $180,000;
- environmental projects at a cost of approximately $150,000;
- new computer systems and upgrades to computer equipment at a cost of approximately $40,000;
- Other minor expenditures totalling $280,000.

During 1999 Pan American spent approximately $2,800,000 at the Quiruvilca mine, which consisted of:

- installing and commissioning a conveyor in the 280 level for conveying ore to the 220 level at a cost of $1,100,000;
- commissioning the water treatment plant at a cost of $900,000;
- improvement of the mill's processing facilities, at a cost of approximately $100,000;
- new equipment, at a cost of approximately $200,000; and
- other minor investments, at a cost of approximately $500,000.

Pan American has budgeted $1.3 million for 2002 capital expenditures at the Quiruvilca mine consisting of sustaining capital and mine deepening.

Pan American expects to fund future capital expenditures from cash flow from the Quiruvilca mine. In the event that cash flow from the Quiruvilca mine is insufficient to fund the capital expenditure program, Pan American will fund the remainder of the capital expenditure program from working capital.

Marketing

The products of principal value produced from the Quiruvilca mine are zinc concentrate, lead concentrate and copper concentrate all of which contain payable amounts of silver. All of these concentrates are sold under contracts to arm's length metals trading companies or arm's length integrated mining and smelting companies. Zinc concentrates produced by the mine were sold under two-year contracts (for years 2001 and 2002) and the lead concentrates have been sold under four-year contracts (for years 2001 to 2004). All of Quiruvilca's copper concentrate has been sold to an arm's length Peruvian smelter under a contract that expires at the end of 2004. During 2001, 100% of the zinc concentrate was sold to two arm's length metals trading companies (88% to one and the balance to the other) and 100% of the lead concentrate was sold to an arm's length metals trading company. Mina Quiruvilca receives payment for an agreed percentage of the silver and lead, zinc, or copper contained in the concentrate, after deduction of smelting and refining costs. During 2001, contracts were signed with an arm's length metals trading and smelting company to purchase 100% of Quiruvilca's zinc concentrate through the end of 2006, with a minimum of a one-year extension beyond the end of the contract period. Also during 2001, a contract was signed to sell to the same trading and smelting company the lead concentrate from Quiruvilca for 2005 and 2006 with a minimum one-year extension beyond the contract period.

During 2001, the revenue per type of concentrate produced by the Quiruvilca mine was as follows:

	Revenue [1]	**Tonnes**	**Average Price per Tonne**
Zinc Concentrate	$8,991,980	39,475	228
Lead Concentrate	$6,285,649	12,975	484
Copper Concentrate	$6,135,727	5,602	1,095

During 2000, the revenue per type of concentrate produced by the Quiruvilca mine was as follows:

	Revenue [1]	**Tonnes**	**Average Price per Tonne**
Zinc Concentrate	$15,258,000	42,039	$363
Lead Concentrate	$6,777,000	14,899	$455
Copper Concentrate	$7,896,000	5,970	$1,323

---

[1] Consists of sales to arm's length customers.

The zinc and lead concentrates produced by the Quiruvilca mine are highly marketable as they contain low levels of impurities. Although the silver-rich copper concentrate produced by the Quiruvilca mine contains arsenic and antimony impurities, its marketability is not affected because of the high amount of silver contained in the concentrate and because smelters earn profits on the impurities. To date, Pan American has not experienced difficulty in securing contracts for the sale of the Quiruvilca mine's zinc, lead or copper concentrates.

Huaron Mine

Ownership and Property Description

The Company owns 99.85% of a private Peruvian company, Minera Huaron, which owns and operates the Huaron mine.

The Huaron mine is an underground silver mine and the property consists of exploitation claims covering approximately 17,075 hectares, 70,000 hectares of exploration claims and 473 hectares of surface rights and a lease over 178 hectares of surface rights covering the main workings. During 2001, Minera Huaron sold 9,321 hectares of claims, of which 49 hectares were exploitation claims and 9,272 were exploration claims and granted an option over 29,008 hectares of exploration claims.

Location, Access, Climate and Infrastructure

The Huaron mine is located in the Department of Pasco, Province of Pasco, District of Huayllay in central Peru, 320 km northeast of Lima. The property lies on the eastern flank of the western branch of the Andean mountain range from an elevation of 4,250 metres to 4,800 metres above sea level.

Access to the Huaron property is by a continuously maintained 285 kilometre paved highway between Lima and Unish and a well maintained 35-kilometre gravel road between Unish and the Huaron property.

The relief at the mine site is hilly and uneven with local slopes of more than sixty degrees. Natural vegetation is mainly grasses, forming meadows. These meadows have permitted development of varied livestock operations.

The climate at the mine site is semi-humid with average annual temperatures ranging from three to ten degrees Celsius. The Huaron mine operates throughout the entire year.

The primary source of power for the Huaron mine is the Peruvian national power grid.

Historically, the supply of water has been abundant and is provided by local lakes and rivers.

Peru's economy is dependent on mining and there is a large local source of mining personnel.

Royalties and Encumbrances

The Huaron property is subject to the Huaron Royalty, a 3% net smelter return royalty, which is payable after 4,300,000 tonnes of ore from the Huaron property have been recovered. Pan American estimates that this will not occur until approximately the seventh year of operation based on currently planned levels of mining activities.

Substantially all of Huaron's plant and equipment is subject to a mortgage and charge in favour of Banco de Credito del Peru as security for the liabilities and obligations of Minera Huaron under the $6,500,000 loan facility made available to Minera Huaron for working capital purposes and to Banco Continental for a $500,000 loan. To the best of Pan American's knowledge, the Huaron property is not subject to any royalties or encumbrances other than those set out above.

Pan American's Acquisition of Huaron

On March 6, 2000, the Company entered into a Stock Purchase Agreement pursuant to which the Company acquired 71.8348% of the common shares of Minera Huaron (which owns 100% of the Huaron property) in consideration for: (i) the issuance of 1,780,389 common shares of the Company; (ii) the issuance of stock options to purchase up to 700,000 common shares of the Company exercisable at $4.00 per common share (expiring March 6, 2010); and (iii) the grant of the Huaron Royalty to the Huaron Vendors. The 700,000 stock options were issued to a representative of the Huaron Vendors, Hannibal International, Inc., a Panamanian corporation arm's length to the Company. To-date, none of these options to purchase common shares of the Company have been exercised.

Included in the liabilities of Minera Huaron at the date of acquisition was $3,174,000 payable to former majority shareholders of Minera Huaron. This liability was discharged from the sale proceeds of certain assets of Minera Huaron ($1,980,000) and corporate funds ($1,194,000).

Between March 6, 2000 and December 31, 2000, the Company increased its ownership of Minera Huaron from 71.8348% to 72.64% through the purchase of additional common shares of Minera Huaron from minority shareholders at arm's length to the Company for $65,000.

In August 2001, Pan American received an additional 27.21% of the common shares of Minera Huaron, $200,000 in cash, $500,000 in shares of Volcan Compañía Minera S.A., ("Volcan") and additional consideration in exchange for transferring 9,321 hectares of exploration and exploitation claims to Volcan.

When Pan American acquired its 71.8348% interest in the Huaron mine, the mine was not operating. In April 1998, a portion of the floor of nearby Lake Naticocha collapsed and allowed water to flood through the adjacent Chungar Animon mine and through interconnected tunnels into the Huaron mine. The flood caused Minera Huaron's operations at the Huaron mine to be shut down.

Legal Disputes involving the Closure of the Huaron Mine

At the time of Pan American's acquisition of its 71.8348% interest in Minera Huaron, Minera Huaron was involved in several ongoing legal actions.

The most significant legal action stemmed from the flood of the Huaron mine in early 1998 which caused the mine's closure. Minera Huaron commenced suit against Chungar, the company whose mining activities under Lake Naticocha were alleged to have caused the floor of the lake to give way and allow water to flood through the Chungar mine into the Huaron mine.

The claims and counter claims between Minera Huaron and Chungar were many and date back to, inter alia, agreements entered into in the 1960's which relate to the flow of mine water from Chungar's mine through Huaron's mine as well as the flow of water into and out of and the level of Lake Naticocha. In connection with Pan American's acquisition of its original 71.8348% interest in Minera Huaron, the Huaron Vendors agreed with Pan American to:

(a) undertake conduct of the lawsuits;

(b) pay all costs in connection with the lawsuits, including adverse judgments; and

(c) indemnify Pan American against any losses in connection with the lawsuits;

Pan American conversely agreed to make a payment to the Huaron Vendors equal to 71.8348% of the amount of any award Minera Huaron received in connection with the lawsuits.

In September of 2000, the various lawsuits between Minera Huaron and Chungar were settled out of court. As part of the settlement and discontinuance of all lawsuits, Chungar paid to Minera Huaron $1,350,000 of which $970,000 (71.8348%) was paid to the Huaron Vendors by Minera Huaron in accordance with the agreement between such parties.

As of the date hereof, there are no outstanding legal claims that could have a material affect on Minera Huaron or the Huaron mine.

Rehabilitation of Huaron Mine

After Pan American's acquisition of the Huaron mine, a $12 million bank financing was concluded with Standard Bank London Limited in early September 2000 to provide the funding necessary to place the mine back into production. Pan American commenced construction in September 2000, which was substantially completed by April 2001.

The steps taken to place the mine back in operation included:

(a) rehabilitation of underground ramps and access ways;

(b) rehabilitation of existing or construction of new underground services in particular ventilation, hydraulic backfill and electrical distribution;

(c) stope preparation work for initial mining as well as the commencement of longer term development (access and raises);

(d) rehabilitation of the mill, with the major areas being the installation of a larger ball mill to allow for finer grinding, electrical upgrades and mechanical overhauls; and

(e) infrastructure upgrades with the major component being earthwork to increase the stability of the tailings dam to acceptable levels.

Milling operations at the rehabilitated Huaron mine were started in April 2001. The mine and mill achieved commercial production in May 2001.

Capital costs of the rehbilitation, including preproduction mining and operations were approximately $11.1 million.

History

The Huaron mine is an underground mine with narrow veins of silver-rich base metal sulphides. The mine, mill and supporting villages were originally built and operated by a subsidiary of the French Penarroya company from 1912 to 1987. In 1987 the mine was sold to Hochschild. To date, approximately 22 million tonnes of silver-rich base metals sulphides ore have been mined from the Huaron property. Silver is the main constituent, contributing about 49% of the historic sales value, the rest being zinc 33%, lead 15% and copper 3%.

Ore from the mine was processed on-site by crushing, grinding, and differential flotation to produce copper, lead and zinc concentrates. Before the 1998 closure, between 800 and 1,500 tonnes per day were processed, and 700 to 1,200 tonnes per day of tailings were produced. About 60% of the tailings were used as underground backfill. The rest were gravity fed for disposal into tailings dams.

The production rates for the last periods of operation, before the flooding, at the Huaron Mine are set forth in the following table.

Year	Production Rate	
	Tonnes / year	Tonnes/ month
1998 (4 months)	158,000	43,500
1997	442,000	37,000
1996	305,000	25,000
1995	303,000	25,000

After the April 1998 flooding, the Huaron mine operations were shut down, the labour force was terminated, the village closed, and work was undertaken to clean up the flood damage, drain the workings and prepare for an eventual restart of production. Currently the lake, which provided the source of floodwater, is dry and will not be refilled. There is no threat of further flooding. Chungar, in accordance with the settlement agreement reached with Minera Huaron in September 2000, constructed a channel to route water around the lake to provide water for the Huaron's mine operation and to reduce the water in upstream lakes to prevent agricultural flooding which had created local social pressures.

Geology

The main lithology in the Huaron area is a sequence of continental lacustrine "redbeds" consisting of interbedded sandstones, limestones, marls, conglomerates, breccias and limey cherts of the Abigarrada and Casapalca Formations of Upper Cretaceous to Lower Tertiary age. These rocks unconformably overlay massive marine limestones of the Upper Cretaceous Jumasha Formation. To the west of the mine a series of andesites and dacites of the mid to lower Tertiary Calipuy Formation outcrop. A series of sub-vertical porphyritic quartz monzonite dykes, thought to be contemporaneous with the volcanics strike generally north-south and cut across the mine stratigraphy.

The rocks in the central part of the mine and at lower elevations are principally thinly bedded marls and sandstones known as the lower redbeds. In the eastern side of the mine the upper redbeds occur. The upper section of these rocks consists of calcareous Sevilla chert that overlies sandstones and calcareous marls. The bottom of this sequence consists of the Barnabe quartzite conglomerate. In the western side of the mine rocks consist of a series of interbedded conglomerates (San Pedro) and sandstones. The conglomerate contains poorly sorted limestone and quartz clasts in a sandy matrix. Throughout the mine area a series of quartz porphyry monzonite dykes cut the sediments.

The Huaron mine is within an anticline formed by east-west compressional forces. The axis of the anticline is approximately north-south and it plunges gently to the north. There are two series of faults, the principal one formed by a series of compressional faults generally parallel to the axis of the anticline and the secondary tensional faults, which are oriented in an east-west direction. On the western side of the anticline the north-south faults are considered to be reverse faults. The intrusives strike in two principal directions N70°E and S10°E. Later erosion has left most of the area covered with recent soils except where the more resistant cherts and conglomerates form ridges parallel to the flanks of the anticline. These outcrops are discontinuous and frequently offset by the crosscutting east-west faults.

Huaron is a polymetallic deposit (hosting silver, lead, zinc and copper, with silver being the most important) consisting of mineralized structures probably related to Miocene monzonite dykes principally within but not confined to the Huaron anticline. Mineralization is encountered as veins in the north-south and east-west striking fault systems, beds and lenses associated with the calcareous sections of the conglomerates and breccias where they are intersected by veins, irregular bodies that occur at favourable stratigraphic horizons, and disseminated bodies in the monzonite intrusives surrounding favorable vein intersections.

The first pulse of mineralization was associated with the emplacement of intrusive bodies and subsequent opening of the structures, during which zinc, iron, tin, and tungsten minerals were deposited. This was followed by a copper, lead and silver rich stage, and finally by an antimony/silver phase associated with quartz.

More than 95 minerals have been identified at Huaron with the most important economic minerals being tennantite-tetrahydrite containing most of the silver, sphalerite and galena. The principal gangue minerals are pyrite, quartz, calcite and rhodochrosite. Enargite and pyrrhotite are common in the central copper core of the mine and zinc oxides and silicates are encountered in structures with deep weathering. Silver is also found in sulfosalts pyrargyrite, proustite, polybasite and pearceite.

There is a definite mineral zoning at Huaron and the mine has been divided into seven separate zones. There is a central copper core (Zone 5) where the principal economic mineral was enargite. The structures contain copper with pyrite and quartz. This area was extensively mined by previous operators but because of the high arsenic and antimony content and poor metal recoveries mining in this area could be problematic. To the east and west of the central core are Zones 2, 3 and 4 where silver, lead and zinc are found in carbonates principally calcite and rhodochrosite. Zone 1 to the north of the central core contains silver, lead and zinc associated with pyrite. Zone 6 is along the west side of the axis of the anticline and south of Zone 2 is principally lead and zinc with lower silver values within carbonates. Zone 7 is a narrow band running north-south along the general axis of the anticline and to the south of Zone 3 and contains principally yellow sphalerite and sulfosalts in structures of rhodochrosite.

The central core of the district has adularia-sericite alteration overprinted with strong silicification and epidote-pyrite. This core is surrounded by a zone containing epidote-pyrite-quartz that grades outwardly to a zone containing chlorite and magnetite. The mineralized structures are concentrated in the central core of the district but important structures continue into the outer zones.

Drilling, Sampling and Analysis, Security of Samples

Exploration at Huaron is conducted using a combination of underground drilling and drifting. Generally, underground drillholes that intersect promising ore grade mineralization are followed up by drifting for resource and reserve definition. During 2001, 2,296 meters were drilled using two drill rigs. In addition, there was 2,292 meters of underground drifting for resource and reserve definition.

Drill core is split with half remaining on-site for further reference. Assaying, for both drill samples and underground channel samples, is done at the mine laboratory. The quality assurance/quality control program includes checks run at an outside lab and the submission of standards to the mine lab.

All of the geologic activities, including sampling, are conducted under the direct supervision of the Huaron Chief Geologist.

Mineral Reserves

Pan American's management has estimated proven and probable mineral reserves at the Huaron mine, as at December 31, 2001, to be as follows:

Huaron Reserves[1,2]

Reserves	Tonnes	Grams of Silver per tonne	% Zinc	% Lead	% Copper
Proven	4,889,600	255	4.52	2.38	0.53
Probable	1,795,250	245	4.63	2.43	0.40
Total	6,684,850	252	4.55	2.39	0.50

1 Calculated using a price of $5.00 per ounce of silver and $1,000 per tonne of zinc.

2 Mineral reserves have been calculated by the mine staff of the Company's subsidiary, Minera Huaron, under the supervision of the Company's "qualified person", Norm Pitcher, P.Geo, who is an employee of the Company. Mr. Pitcher has reviewed and tested the information developed by the Company's operating subsidiary and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the reserve calculations.

Reconciliation of Mineral Reserves

Mineral reserves are adjusted by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal prices. However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets. The following is a reconciliation of the proven and probable mineral reserves at Huaron to December 31, 2001:

Reconciliation of Mineral Reserves at Huaron

	Tonnes
Opening balance, December 31, 2000	5,998,670
Additions [1]	2,008,655
Losses [2]	1,023,505
Tonnes mined from reserves	298,995
Closing balance, December 31, 2001	6,684,825

1 Additions are from tonnes added through exploration, reinterpretation, and the application of a higher specific gravity that more accurately reflects operating experience.

2 Losses are from tonnes lost through re-interpretation or declining metal prices.

Mineral Resources

Pan American's management estimates that mineral resources at the Huaron mine, as of December 31, 2001, are as follows:

Huaron Resources[1,2,3]

Resources	Tonnes	Grams of Silver per tonne	% Zinc	% Lead	% Copper
Measured	1,726,400	220	4.68	3.00	0.16
Indicated	864,400	224	4.35	2.43	0.23
Measured + Indicated	2,590,800	221	4.57	2.81	0.18
Inferred	4,764,500	228	3.68	2.31	0.45

[1] Calculated using a price of $5.00 per ounce of silver and $1,000 per tonne zinc.

[2] These resources are in addition to Huaron's mineral reserves.

[3] Mineral resources have been calculated by the mine staff of the Company's subsidiary, Minera Huaron, under the supervision of the Company's "qualified person", Norm Pitcher, P.Geo, who is an employee of the Company. Mr. Pitcher has reviewed and tested the information developed by the Company's operating subsidiary and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the resource calculations.

Mining

The Huaron mine is located under a mountain range with development from elevation 4,250 metres above sea level to 4,650 metres above sea level. Initially, Pan American's mining activities will extend over an area of two kilometers by two kilometers.

The main mine access is by a four metre by four metre ramp which is used for truck haulage of ore out of the mine. There are two existing shafts on the property but these have not been used since the late 1980's.

In the first two years of Pan American's mining operations it is expected that stopes from 15 different veins will be mined with approximately 25 stopes active at any time. The mining method is largely (+80%) mechanized cut and fill using mill tailings as the backfill material. The other mining method employed will be unmechanized shrink stoping for the narrower veins with development waste as backfill.

Contractors under the supervision of Pan American carry out all mining activities. Pan American also carries out geological, mine planning and mine engineering functions for the mine.

Milling

The mill flowsheet consists of three stages of crushing, ball mill grinding and selective flotation of the ore to produce copper, lead and zinc concentrates. The mill capacity was designed to be approximately 2,000 tonnes per day.

The equipment in the mill is predominantly refurbished equipment, although several items are new (zinc filter, vacuum pump, etc). The majority of the equipment is post-1980 in age. Prior to the rehabilitation process, the mill operated at 42,500 tonnes per month. The addition of a large ball mill in the rehabilitation program increased grinding throughput as well as allowing material to be ground finer to increase recovery.

The mill started operations on April 17, 2001 and reached commercial production in May 2001. Pan American expects the mill to continue at the rate of 50,000 tonnes per month.

Marketing

The products of value to be produced from the Huaron mine are zinc concentrate, lead concentrate and copper concentrate all of which contain payable amounts of silver. All of these concentrates have been sold under contracts to an arm's length metals trading company or arm's length integrated mining and smelting companies. Zinc concentrate from the mine has been sold under a two-year contract (for years 2001 and 2002) and lead concentrate was sold under a four-year contract (for the years 2001 through 2004). Huaron's copper concentrate was sold under a contract that expires at the end of 2005. Minera Huaron will receive payment for an agreed percentage of the silver, lead, zinc or copper contained in the concentrate after deduction of smelting and refining costs. In 2001, long-term contracts for the sale of Huaron's zinc and lead concentrate were signed with an arm's length metals trading company. These contracts extend through 2006 with an option to extend through 2007. In 2002, a contract for the sale of Huaron's excess lead concentrate production was signed with an arm's length metals trading company. This contract is for the years 2002 and 2003 and covers lead concentrate production in excess of that previously contracted.

During 2001, 100% of Huaron's zinc concentrate was sold to a metals trading company; 100% of Huaron's lead concentrate was sold to an integrated metals smelter; and 100% of Huaron's copper concentrate was sold to a Peruvian integrated metals smelter.

During 2001, the revenue per type of concentrate produced by the Huaron mine was as follows:

	Revenue	Tonnes	Average Price per Tonne
Zinc Concentrate	2,587,119	14,237	$182
Lead Concentrate	5,041,925	14,723	$342
Copper Concentrate	5,384,260	3,915	$1,375

Under the terms of its concentrate sales agreements Minera Huaron is entitled to receive partial payments for the value of concentrate that it has not delivered ("Advance Payments"). Minera Huaron is obliged to make deliveries of concentrate in order to discharge any Advance Payments. The Company has guaranteed Minera Huaron's performance, up to $2 million under Huaron's lead concentrate agreement with one purchaser, to discharge this obligation.

Environment

Before Pan American acquired its interest in Minera Huaron, Minera Huaron filed a program of environmental remediation and management (PAMA) with Peruvian regulators. This filing was made on July 26, 1996. The PAMA addressed, among other things, stability of tailings impounds, water quality and the fact that liquid effluents from the mine exceeded certain permissible levels of metals. The PAMA sets forth an implementation time line of nine months for Minera Huaron to make certain expenditures to address the environmental issues raised in the PAMA. In January of 1997 and March of 1998, the Minister of Energy and Environment consented to the modification of certain expenditures under the PAMA and an extension of the implementation time line.

As a result of the 1998 flood of the Huaron mine, Minera Huaron has not able to satisfy all of its obligations under the PAMA in accordance with the established implementation time line. Given the magnitude of the accident at the Huaron mine, in December 2001, the Minister of Energy and Environment granted further modification of the PAMA and an extension of the time line. At the same time, the Minister of Energy and Environment approved a special program of environmental management ("PEMA") to continue until the end of 2005.

Minera Huaron continues to take steps toward the implementation of the original PAMA. In March of 1998 Minera Huaron obtained a report regarding the stability of certain tailings deposits. This report was approved by the Dirección General de Minería on October 19, 1998. Remedial work to increase the stability of the current tailings dam was undertaken as part of Pan American's rehabilitation of the Huaron mine and was completed at the end of January 2001.

Water quality will likely remain as the most important environmental issue at the Huaron mine due to both suspended solids and dissolved metals. These levels of suspended solids will likely remain elevated unless mitigation measures are taken. More precise information on flows and water quality is required before effective and integrated solutions can be developed to define a site water balance model. Dissolved metals in mine waters and other drainages can be managed using various types of water treatment, such as addition of lime or other reagents to precipitate metals.

A program of regular water sampling is ongoing to provide base line data. This data will be used to assist the decision-making process for the development of the appropriate mitigation measures to bring site water quality into compliance with maximum permissible levels.

Numerous spilled tailings are present along the Rio San Jose from the concentrator plant to below the San Jose campsite. A program to survey and document existing tailings in the river was completed and investigation of best management practices to remediate these areas is underway.

La Colorada Property

Ownership and Property Description

The Company's wholly-owned subsidiary, Pan American Mexico, owns and operates the La Colorada development property. Pan American acquired the La Colorada project in March 1998.

The La Colorada property consists of exploration claims covering an area of approximately 1,551 hectares, 542 hectares of exploitation claims and 534 hectares of surface rights covering the main workings. There was a minor boundary dispute between Pan American Mexico and a local landowner regarding surface rights that overlie a portion of the exploration and exploitation claims that comprise the La Colorada property. The area in dispute involved less than 1% of the surface rights in the area held by Pan American Mexico. The complaint against Pan American Mexico was dismissed by a Mexican court.

Location, Access, Climate and Infrastructure

The La Colorada property is located in the Chalchihuites district in Zacatecas State, Mexico, approximately 156 kilometres northwest of the city of Zacatecas and 99 kilometres southeast of the city of Durango. The main municipality in the district is the city of Chalchihuites with a population of approximately 1,000. The district's general coordinates are 23° 23' North Latitude and 103° 46' West Longitude. The property is situated at elevations between 2,100 and 2,550 metres above sea level.

The La Colorada property is accessed from the city of Durango by a continuously maintained 120 kilometre all-weather, paved, two lane highway (Highway 45) and a 23 kilometre public, all weather, gravel road. A secondary access route to the property requires about the same length of time to reach the site, however, access by way of this road can be adversely affected by climatic conditions.

The physiography of the region around the mine site resembles a basin and range area with wide flat valleys and narrow relatively low mountains and ranges.

The climate at the project site is arid to semi-arid. Vegetation typically includes mesquite and cactus. The rainy season is from July to September but precipitation in the area is quite low. Average winter temperatures are around 0 degrees Celsius.

La Colorada receives its power through the Mexican national power grid which was upgraded in 2001.

The existing water system at the La Colorada site is currently supplied from two sources. As permitted by Mexican law underground water is pumped to surface head tanks for use in the mill process and for domestic services. Potable water is trucked to the site from a well located 16 kilometres from the site. Pan American estimates that the current volume of water supply meets the existing and planned future requirements of the project.

There is a long history of silver mining in Zacatecas State and as a result there is adequate infrastructure and an experienced workforce in the area.

Royalties and Encumbrances

The La Colorada property is subject to a 5% net smelter return royalty on any production from the La Colorada Property payable to Minas La Colorada S.A. de C.V. ("MLC"). This royalty is to be paid quarterly. In November 2001, the terms of the royalty were amended. Under the amended terms, Pan American has the option prior to March 12, 2003 to reduce the royalty to 2% of net smelter returns by making payment to MLC of either $2,000,000 in cash or the equivalent value in common shares of the Company (the value of such shares to be determined based on the market value on the Nasdaq National Market on the date Pan American notifies MLC of its intention to repurchase the royalty), such election (to disburse either cash or shares) to be made by Pan American. Pan American has the further option, prior to March 12, 2003, to reduce the royalty to zero per cent by the payment of an additional $1,000,000 in cash or the equivalent value in common shares of the Company (the value of such shares to be determined based on the market value on the Nasdaq National Market on the date that Pan American notifies MLC of its intention to repurchase the royalty).

To the best of Pan American's knowledge there are no other royalties or encumbrances that affect the La Colorada property.

Taxation

The principal taxes of Mexico affecting Pan American include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax. The overall tax burden in Mexico is less than the Canadian tax burden.

History

The production history of the Chalchihuites district began during pre-colonial times when natives produced silver and malachite in primitive ways. During the sixteenth century, the Spaniards founded the village of Chalchihuites and began intermittent exploitation of the mineral deposits in the area. By the nineteenth century, the Spanish operations achieved continuous silver production, which was interrupted by the Mexican War of Independence.

At the beginning of the twentieth century the Eagle Pitcher Company mined the La Colorada property. In 1925 the Dorado family operated mines at two other locations on the La Colorada property. From 1929 to 1955 Candelaria y Canoas S.A., a subsidiary of Fresnillo S.A., installed a 100 ton per day flotation plant and worked the old dumps of two previous mines on the La Colorada property. From 1933 to the end of World War II La Compañía de Industrias Peñoles also conducted mining operations on a single breccia pipe on the property. From 1949 to 1993 Compañía de Minas Victoria Eugenia S.A. de C.V. operated a number of mines on the La Colorada property and in 1956 its production reached 7,500 tons per month.

In 1994 MLC acquired the exploration and exploitation claims and surface rights of Compañía de Minas Victoria Eugenia S.A. de C.V. Until 1997 MLC conducted mining operations on three of the old mines on the La Colorada property, producing approximately 6,000 tons per month.

Geology

The La Colorada property is located along the southeast flank of the Sierra Madre Occidental at the contact between the lower volcanic complex and the upper volcanic supergroup.

The sedimentary rocks were subjected to folding and intense deformation during the Laramide Orogeny which gave rise to the formation of the Sierra Madre Occidental and the extrusion of large volumes of trachytic volcanics. During the final stages of the orogeny, granodioritic intrusives were emplaced resulting in even greater deformation and generating the mineralizing fluids that formed the deposits. East-west block faulting affected the entire stratigraphic column and resulted in structural preparation of the host rocks for the mineralization. Tuffs and pyroclastic flows of rhyolitic composition post-date the mineralization.

Four types of mineralization occur at the La Colorada property: (i) veins; (ii) mantos; (iii) breccia pipes; and (iv) replacement skarn. Veins display typical epithermal textures and occur both in the trachytes and limestone. Most veins strike east-northeast and dip steeply to the south. Vein widths generally average 1.5 to 2.0 metres. Vein fillings are mainly quartz and calcite, and where oxidation is not present pyrite, galena, sphalerite, silver sulfosalts and native silver are found. Mantos mineralization is found in close proximity to the veins and represents a wider replacement zone of the limestone host rock. Breccia pipes are circular to ovoid in plan and the larger pipes are continuous to depths of over 400 metres. The mineralization occurs in the matrix of the breccia, primarily as galena and sphalerite. Thirteen breccia pipes have been mapped on the surface or in the underground workings.

The replacement skarn mineralization has been explored by nine deep holes drilled from underground. This zone probably represents a transition between upper level epithermal veins and deeper seated skarn mineralization and has significant bulk tonnage potential.

During 2000 a new zone was discovered which represents a corridor of sheared, mineralised limestone with a high-grade quartz vein core. Exploration efforts in 2000 were focused on this zone, with a total of 5,312 metres of drilling and 730 metres of drifting completed during the year.

No diamond drilling was done during 2001. Exploration activities consisted of underground drifting to define ore zones prior to mining.

Total exploration by Pan American at La Colorada consists of 31,448 metres of surface and underground drilling and 6,521 metres of underground drifting and development.

Drilling, Sampling and Analysis, Security of Samples

Drilling at La Colorada consisted of BQ (36.4 mm), NQ (47.6 mm) and HQ (63.5 mm) core in holes ranging from 100 to 350 meters. An independent laboratory conducted assaying for the diamond drill programs and development prior to 2001. A quality assurance/quality control program consisting of check assays and blank samples were used throughout the drilling program. During 2001's mining activities assaying was carried out by the La Colorada laboratory. The quality assurance/quality control program consisted of check assays at an independent laboratory as well as re-submitting coarse rejects and standards to the mine laboratory.

All of the drilling, sampling and quality assurance/quality control programs were conducted under the direct supervision of Pan American's geology staff.

Mineral Reserves

Pan American's management estimates that mineral reserves at La Colorada, as at December 31, 2001, are as follows:

La Colorada Mineral Reserves [1,2]

Oxide	**Tonnes**	**Grams of Silver per tonne**	**% Gold**		
Proven	424, 590	506	0.46		
Probable	1,890,357	426	0.56		
Sulfide	**Tonnes**	**Grams of Silver per tonne**	**% Gold**	**% Lead**	**% Zinc**
Proven	201,417	581	0.53	1.07	2.17
Probable	227,321	538	0.43	1.00	2.41
Total	**Tonnes**	**Silver**	**% Gold**		
Proven	626,007	530	0.49		
Probable	2,117,678	438	0.54		
Total	2,743,685	458	0.53		

[1] Calculated using a price of $5.00 per ounce of silver.

[2] Mineral reserves have been prepared by the Company's wholly owned subsidiary, Pan American Mexico, under the supervision of the Company's "qualified person" Norm Pitcher, P.Geo, who is an employee of the Company. Mr. Pitcher reviewed and tested the information prepared by the Company's operating subsidiary and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the reserve calculations.

Mineral Resources

Pan American's management estimates that mineral resources at La Colorada as at December 31, 2001 are as follows:

Vein and Mantos Mineral Resources [1, 2, 3]

Category	Tonnes	Grams of silver per tonne	Grams of Gold per tonne	% Lead	% Zinc
Measured	395,005	288	0.16	0.69	0.98
Indicated	1,352,095	261	0.20	1.05	1.68
Measured + Indicated	1,747,100	267	0.19	0.97	1.52
Inferred	2,443,310	327	0.24	1.74	2.59

Breccia Mineral Resources [1, 2, 3]

Resources	Tonnes	Grams of silver per tonne	Grams of Gold per tonne	% Lead	% Zinc
Inferred	5,000,000	108	0.24	1.65	0.57

1 Calculated using a price of $5.00 per ounce of silver.

2 These resources are in addition to La Colorada mineral reserves.

3 Mineral resources were prepared jointly by Pan American and Pan American's independent third party consultant, MRDI Canada Ltd., under the supervision of the Company's "qualified person" Norm Pitcher, P.Geo with the exception of the breccia resources which were calculated solely by Pan American. Mr. Pitcher is an employee of the Company. Mr. Pitcher reviewed and tested the information prepared by the Company's subsidiary and reviewed the information developed by MRDI Canada Ltd. and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the resource calculations.

Development of Project

During 2000 development work at La Colorada included diamond drilling and underground drilling for reserve definition, the preparation of a bankable feasibility study, negotiation with banks for project financing, independent engineering review, repairs to the existing shaft and rehabilitation of the existing mill to restart operation in 2001. During the fall of 2000 repairs involving shotcrete and steel were made to the existing shaft to ready the mine for full development.

Following successful drilling which substantially increased the oxide reserves at the property a bankable feasibility study was completed using H.A. Simons Ltd. for mill design, Agra Earth and Environmental Ltd. for tailing design, and Beacon Hill Consultants and R. Barnes Consultant for mine design. An Environmental Impact Study ("EIS") was prepared to World Bank standards by Dew Point International, LLC and reviewed by Clifton Associates Ltd.

Also in 2000 a credit facility mandate letter was signed with IFC. The feasibility study was reviewed by IFC's independent engineers and the EIS was posted on the World Bank's website for review and comments. Following IFC's review of both documents, Pan American received conditional IFC board approval in February 2001 for a loan facility of up to $28.6 million for the construction and development of the La Colorada project. Of the total loan amount approved up to $1.6 million would be available as a contingency for cost overruns. Up to $10.3 million would be provided by IFC and the balance by a syndicate of lenders. It was a condition precedent to loan drawdown that Pan American hedge enough silver to cover several years of operating costs (between 50% to 70% of production at a price greater than $5.00 per ounce of silver). Due to declining silver prices in 2001 the definitive loan documentation was not signed and Pan American and the IFC allowed the financing arrangements to lapse.

Pan American decided to rehabilitate the existing mill at La Colorada to allow for limited production in 2001. Limited production commenced in January 2001 at approximately 90 tonnes per day which increased to approximately 120 tonnes per day as of March 2001 and reached a consistent production rate of 150 tonnes per day in June 2001. Following the addition of another small ball mill and additional lead flotation capacity, the mill commenced operating at 200 tonnes per day in January, 2002. This most recent expansion will result in estimated annual silver production of 1.2 million ounces.

The feed for the mill is underground sulphide ore from the La Colorada property. The mining method utilized is cut and fill, with backfill material largely coming from waste development. Mining and development are contracted out at present, but Pan American maintains supervision over both operations and mine planning.

Pan American expended approximately US$250,000 to restart the mill in 2001 and payback of this capital expenditure was received within 12 months. Approximately US$100,000 was spent to upgrade the mill's capacity to 200 tonnes of sulphide ore per day in late 2001. Payback of the capital expenditures for this upgrade is estimated to be received within six months. La Colorada's sulphide ore mine life is estimated to be six years at a production rate of 200 tonnes per day.

In January of 2002 Pan American prepared an internal update to the June 2000 Feasibility Study (qualified persons: John H. Wright, P.Eng. and Norman Pitcher, P.Geo) (the "Updated Feasibility Study"). This Updated Feasibility Study recommends proceeding with a 210,000 tonnes per year underground mining operation for oxide ore in conjunction with and continued mining of 70,000 tonnes per year of sulphide ore. The Updated Feasibility Study is based on 625,999 tonnes of proven reserves grading 530 grams per tonne silver and 0.48 grams per tonne gold and 2.12 million tonnes of probable reserves grading 437 grams per tonne silver and 0.55 grams per tonne gold.

Under the Updated Feasibility Study, the mining method utilized for the oxide ore will be mechanized cut and fill from the property's NCP, 4235 footwall, NC_2W and San Fermin veins. Fill material will be sourced from internal mine waste, existing waste dumps and a surface borrow pit. Fill material including cement will be delivered to backfill mined-out areas via Robbins boreholes. During years ten and 11 of proposed production, historic tailings will be fed to the mill.

Milling will consist of a 600 tonne per day conventional cyanide recovery plant for oxide ore as well as the existing 200 tonne per day flotation circuit for sulphide ore processing. During the mine's life, it is estimated that 80% of the silver will be produced in doré form and 20% of the silver will be contained in base metal concentrates. Independent test work has shown recovery for NCP and San Fermin vein oxide material will be greater than 85% for silver and 80% for gold, for NC_2W and the 4235 footwall vein, recoveries of 90% silver and 88% gold, and for the tailings material 76% silver and 80% gold. Treatment of sulphide material will produce lead and zinc concentrates with the majority of silver reporting to the lead concentrate. Silver recoveries to concentrate will total 91% and is based on both test work and actual mill recoveries during 2001. Oxide test work has consisted of bottle roll tests, locked cycle tests and pilot plant testing. Sample materials include drift samples, drill hole samples and bulk samples obtained from three crosscuts in the NCP zone. Sulphide test work utilized drift back samples and drill hole samples, together historic and current mill results.

The total cost of the mine, mill, plant site and services (assuming 100% equity financing) is estimated at US$18.2 million. These expenditures will be incurred over a nine month period following financing. Existing stock piles and pre-development ore will allow the new oxide mill to be operated at full capacity while the mine ramps up production. During construction the existing small-scale sulphide mill will continue to operate.

Concentrates will be shipped by truck and sold to the Peñoles smelter at Torreon, Mexico pursuant to the terms of an annual sales contract. Doré will be sold internationally.

The economics of the project have been calculated using constant prices and cost as at January 2002. The Peso exchange rate used was 9.25 Pesos to one U.S. dollar. Operating costs for the eleven year life of the mine are estimated at US$34.66 per tonne milled. The average cash cost per ounce of silver recovered will be US$2.56 per ounce net of gold, zinc and lead byproduct credits, with a total average cost per recovered ounce (assuming 100% equity funding), being US$3.66. The project has a present value (net of capital) of US$23.8 million using US$4.50 per ounce silver prices and an internal rate of return of 22.4%. The project is expected to return the capital investment in 3.35 years, including funding sustaining capital.

Pan American has purchased from NJB Mining Inc. an existing 600 tonne per day Congress mill, located in southern Arizona, for use at La Colorada for US$600,000, which will have a positive impact on the project's capital costs.

In March 2002 Pan American engaged IFC to assist in arranging a loan to partially finance construction of the 800 tonne per day mine.

Marketing

All of La Colorada's concentrate production is sold to an arm's length integrated smelter located in Mexico.

During 2001 the revenue per type of concentrate produced by the La Colorada mine was as follows:

	Revenue	Tonnes	Average Price per Tonne
Zinc Concentrate	180,223	580	$311
Lead Concentrate	2,677,582	1,142	$2,245

Environment

An environmental impact study and risk assessment by Clifton Associates Ltd. on the La Colorada property was submitted to Mexican environmental authorities in early March 1999. The EIS describes the impacts of proposed development and mining activities and provides plans for closure and remediation. The EIS was approved by the Mexican authorities in November 1999.

The permits issued to Pan American Mexico allow for the commencement of construction and set out the conditions required for compliance prior to and during construction and operation. Approved design allows for an underground mine of up to 1,500 tonnes per day capacity. Processing may be either cyanide leaching, flotation or a combination of both. These permits are valid until November 2004.

The three most significant environmental issues currently associated with the La Colorada property are the erosional stability of existing tailings facilities on the property, domestic waste water discharge from on-site buildings, and an uncovered solid waste landfill on the western portion of the La Colorada property.

Two inactive tailings impoundments containing oxide and sulphide materials are located on the La Colorada property, neither of which have been regraded, covered or vegetated. The slopes of these impoundments have undergone extensive erosion and require remediation. Pan American estimates the costs of this remediation work to be less than $400,000. Pan American expects to profitably re-treat oxide tailings.

Activities necessary to ensure long-term compliance with Mexican waste water discharge parameters will be completed as mine construction begins. The current plans for waste water treatment of domestic water consist of an activated slurry, regulating sump, biological reactor, sedimentation tank and chlorination.

A solid waste landfill is located on the western portion of the La Colorada property. The historic landfill wastes on the arroyo slope are not covered but new fill is deposited into open trenches atop the landfill and covered on a weekly basis. Reclamation of the landfill will require re-grading slopes to reduce the angle of repose, and covering. Culverts may be required to prevent blockage of the arroyo drainage.

Metals Trading

Pan American has engaged in hedging base metal prices for production from its mines.

On January 7, 2002 Pan American sold forward 4,500 tonnes of zinc at an average price of $851 per tonne. These sales are a hedge of the future price for a portion of the February through July 2002 zinc production. On March 21, 2002 Pan American sold forward 1,500 tonnes of zinc at $879 per tonne. These sales are a hedge of the future price for a portion of the zinc production from August 2002 to January 2003.

On January 8, 2002 Pan American sold 1,500,000 ounces of silver at $4.50 per ounce. On January 22, 2002 these ounces were re-purchased for a trading gain of $210,000.

On November 27, 2001 Pan American sold forward 250 tonnes of copper for each of the months of December 2001 and January and February 2002 at an average price of $1,524 per tonne. On December 10, 2001 the forward copper sales for January and February 2002 were closed out for a gain of $18,000, which will be recognized as incremental revenue in 2002. The December 2001 sales were settled on January 3, 2002 and incremental revenue of $9,500 was realized for the December 2001 production.

In September 2000 Pan American sold forward 750 tonnes of lead at $512 per tonne for delivery during October, November and December of 2000 at the rate of 250 tonnes per month. During this period the price of lead averaged $472 per tonne, consequently Pan American realized incremental revenue of $30,000 on such sales. Also in September 2000, Pan American sold forward 3,750 tonnes of lead at $510 per tonne for delivery during the months of April through December of 2001. These sales were re-purchased and closed out by Pan American in March 2001 for a gain of $29,250, which was recognized as incremental revenue during 2001.

From August 1997 through December 1998 hedging transactions consisted of the sale of 800 tonnes of zinc per month at an average price of $1,374 per tonne. For the year ended December 31, 1998

Pan American recognized incremental revenue of $2,039,000 from these transactions. No other hedging positions have been outstanding or are outstanding as at the date hereof.

Investment and Exploration Properties

Dukat Silver Development Project

Details of the Dukat silver development project including, location, access, history, geology, reserves and resources and environmental matters are set forth on pages 33 to 39, inclusive, of the Company's Annual Information Form for the year ended December 31, 1999.

From 1996 until 1999 Pan American worked to acquire a mining license, complete a feasibility study, arrange mine development financing and begin construction of a silver mine on the Dukat project.

Details of Pan American's acquisition of an interest in the Dukat silver project are set forth on pages 34 to 37, inclusive, of the Company's Annual Information Form for the year ended December 31, 1999.

On November 30, 1999, an auction was held for the purchase of certain key assets (the "Assets") of the bankrupt company that formerly owned the Dukat mine. The Assets included the mill building, which, although not essential for the development of Dukat, were essential for the mine to be reopened in mid-2000 in accordance with a January 11, 1999 supplemental feasibility study (the "Supplemental Feasibility Study"). The Kaskol Group, a group of Russian based companies, outbid Pan American for the Assets. In December 1999, Pan American suspended all development at Dukat.

In early 2000, Pan American initiated a number of legal steps to overturn the results of or invalidate the auction in which the Kaskol Group acquired the Assets.

In September of 2000, Pan American resolved its legal disputes with the Kaskol Group over the Assets by agreeing to form a new Russian company, Serebro Magadana, which is to hold the mining license for Dukat (previously held by Pan American) and the Assets (previously held by the Kaskol group). Under the settlement agreement, Pan American received a 20% carried interest in Serebro Magadana (the new owner of the Dukat mining license and the Assets) and the Kaskol Group received an 80% interest in Serebro Magadana.

On March 11, 2001 Pan American and the Kaskol Group signed a shareholder's agreement governing Serebro Magadana. Under the shareholder's agreement, the Kaskol Group is solely responsible for all funding required by Serebro Magadana and will manage the company and project. Pan American has no funding or management obligations with respect to Serebro Magadana.

Due to Pan American's lack of significant influence with respect to operating and financing decisions, the uncertainty as to the receipt of cash flows and risks inherent in the development of the project, the Company elected to write-off the entire carrying value of the Dukat project – a write down of $37,208,000. As at the date hereof the consolidated balance sheet of the Company does not ascribe any value to the Dukat project.

The Company's wholly owned indirect subsidiary, Pan American Cyprus, holds the 20% carried interest in Serebro Magadana.

Hog Heaven Property

The Hog Heaven silver-gold property is located in Flathead County, 55 miles south-southwest of the town of Kalispell, in the northwest portion of the state of Montana. The property covers 6,930 acres and consists of mining leases and surface land.

Pan American U.S., a wholly owned indirect subsidiary of the Company, holds a 100% interest in 3,960 acres of the Hog Heaven property, subject to royalties, while the balance is leased from the State of Montana and the Chester Company Limited (the "Chester Company"), a Minnesota limited partnership at arm's length to Pan American.

Royalties on production are payable by Pan American U.S. to a number of lessors, prior owners and/or optionees of the Hog Heaven property. A 5% net profits interest payable over the life of any mining operations on the Hog Heaven property is payable to CoCa Mines, the previous owner of the Hog Heaven property. A 5% net smelter return on the value of production is payable to the state of Montana and to the Chester Company on their respective lands. An advance royalty payment, amounting to $12,500 per year, is also payable to the Chester Company. CoCa Mines paid a minimum payment of $100,000 in advance of royalty payments and net smelter returns required to be paid to the Chester Company under the terms of the lease. None of the silver-gold-base metal deposits described below are located on the properties leased from the Chester Company or the State of Montana. A 10% net profit interest is payable by Pan American U.S. to Canadian Superior Exploration Ltd. ("Canadian Superior") to a maximum of $2,650,000. After payment to Canadian Superior is complete, there is a 10% net profits interest payable by Pan American U.S. to Congdon & Carey Ltd. 5, to a maximum of $1,315,000.

Several silver-gold-base metal deposits occurring within volcanics have been outlined by exploration on the Hog Heaven property. The known deposits are centred around two areas: the Main Mine area; and the Ole Hill area which is located some 4,000 feet to the west of the Main Mine area. The mineral deposits were probably formed by circulation of hydrothermal solutions along faults, fractures and vents into permeable units of volcaniclastic rocks. The deposits are accompanied by alteration, in particular silicification, of the host rocks. Hypogene oxidation is evident in both mineralized areas. It extends to a depth of greater than 250 feet in the Main Mine area and 150 feet in the Ole Hill area, while supergene oxidation extends to depths of 20 to 30 feet throughout the area.

Silver is found on the Hog Heaven property primarily in complex sulfo-salt minerals, containing bismuth, lead, antimony, arsenic and copper. The silver minerals occur in the silicified zones, decrease in the silica-alunite zones and are absent in the argillic zones. Silver grades outward from concentric silver-lead, to lead-zinc then to zinc zones. A thin layer at the surface contains sooty acanthite and wire silver. Although the gold content is low except in the areas of high-grade silver, it could provide significant by-product revenues. Lead, zinc and copper minerals also occur in the deposits.

Open pit reserves in the Main Mine and Ole Hill deposits were calculated in 1988 by both CoCa Mines for an optimization study and by American Mine Services as part of a feasibility study. The resource between the 3,900 feet and 3,650 feet elevations in the Main Mine deposit was considered by CoCa Mines to be best mined from underground. Pan American has reclassified the reserves (calculated by CoCa Mines) as resources based on the higher silver price needed to justify a production decision.

Hog Heaven Resources [1, 2, 3, 4]

Resources	Tonnes	Ounces of Silver per ton	Ounces of Gold per ton
Measured	2,095,000	4.04	0.016
Indicated	928,000	7.06	0.021
Measured + Indicated	3,023,000	4.97	0.018
Inferred	8,205,000	4.11	0.004
Total	11,228,000	4.34	0.008

1 As at December 1989.

2 These estimates do not take into account the possible effect of Montana Initiative 137 as discussed below.

3 These resources are based on historical estimates of reserves prepared by CoCa Mines, a third party mining company independent of Pan American.

4 Pan American reclassified mineral reserves as calculated by CoCa Mines to resources to conform with CIM classifications. This reclassification was conducted under the supervision of the Company's "qualified person" Norm Pitcher, P. Geo. who is an employee of the Company. Pan American believes the historical estimates are reliable.

Several mining and processing plans were prepared by CoCa Mines for the Hog Heaven deposits, with the most recent prepared during the late 1980s. The planned operations were based on a production rate of 630,000 tons per year for the open pit, and 525,000 tons per year for the underground. The Ole Hill deposit and upper portion of the Main Mine deposit would be mined by the open pit method, as these deposits are located on hillsides. Underground mining of the lower portions of the Main Mine deposits would utilize trackless mining methods. The room and pillar method of trackless mining would be utilized for flat lying deposits, and sub-level stoping would be utilized for steeply inclined deposits, with access from the surface being provided by adits.

Processing would include crushing, ball mill grinding, agitation leaching, counter-current decantation washing, silver precipitation from pregnant solution using zinc dust and fire refining to produce a doré bullion. Testing has indicated that grinding (80% - 100 mesh) oxide mineralization gives 65% to 70% silver recoveries, and grinding (80% - 200 mesh) sulphide mineralization gives 75% silver recoveries.

CoCa Mines undertook environmental studies for the Hog Heaven property during the 1980s. Permitting was also completed during the late 1980s, and an operating license was issued for the project. With changes in regulatory requirements since then it is expected that certain aspects of the proposed mining and process operations would have to be re-evaluated prior to initialization of operations. The Hog Heaven property is reasonably well situated in terms of infrastructure.

The silver-gold-base metal deposits on the Hog Heaven property are sufficiently well defined such that there is no immediate need to conduct additional mineral exploration. Prior to initiation of mining and processing operations, however, Pan American will undertake additional study of some aspects of the Hog Heaven property and proposed operations, including slope stability studies to determine pit slopes, investigation of the possibility of using flotation for the underground sulphide ores to assess the feasibility of a lower cost processing method and assessing the potential impact of acid rock drainage from waste dumps and the tailings pond in order to obtain a new permit for mining and processing operations, at a total estimated cost of $375,000. During the November 1998 general election in Montana an initiated measure ("I-137") was approved by the electorate of Montana effectively prohibiting new open pit mining in Montana using heap leaching or vat leaching with cyanide ore-processing reagents.

A number of legal challenges to the lawfulness of I-137 have been undertaken. The Montana Mining Association with Pan American as a party commenced one of the challenges. However, this legal challenge has been abandoned by the Montana Mining Association due to lack of funds. Pan American has also determined not to pursue a legal claim in respect of I-137 at this time but is following the progress of existing claims by other mining companies now in progress.

The existing operating plan for the Hog Heaven property includes mining by both open pit and underground methods with processing using cyanide in a closed circuit system. As the text of I-137 refers to heap and vat leach open pit operations only, it is not clear as to the application of the law to the Hog Heaven property. However, it is quite likely that any development would be subject to additional public hearings.

Pan American believes that a mine at the Hog Heaven property, if permitted, would be economic at a silver price of more than $6.00 per ounce, but intends to await silver prices of approximately $6.50 per ounce before proceeding with the proposed additional study on, the Hog Heaven property. There is no assurance that the price of silver will rise above or remain above this amount. In addition, due to the amount of time that has elapsed since the project was permitted, it is expected that future development, if undertaken, would require re-permitting. There is no assurance that the project would receive the permits required for development.

Waterloo Property

The Waterloo silver-barite property is located 10 miles east-northeast of the town of Barstow in the Calico Mining District of San Bernardino County in the south central portion of the state of California. The Waterloo property, covering 1,900 acres, consists of 18 patented mining claims, 19 unpatented mining claims and surface land.

Pan American U.S., a wholly owned indirect subsidiary of the Company, holds a 100% interest in the Waterloo property.

The mineral exploration conducted on the Waterloo property by ASARCO, the previous owner of the Waterloo property, outlined a large, low grade disseminated silver-barite deposit extending over a length of 5,800 feet. Widths range from 50 feet to 1,000 feet. The deposit occurs within a northwest trending block of metamorphosed sedimentary rocks of the Barstow Formation. The dominant structural features of the deposit are the northwest trending faults, and brecciation of the silicified sediments. The brecciation consists of coarse siliceous fragments in a fine grained, often uncemented, matrix. The silver minerals are microscopic, in the micron size, and are considered to be pervasively distributed throughout the silicified sediments. The dominant mineral is thought to be native silver, with lesser amounts of other silver bearing minerals (argentiferous pyrite, argentite, cerargyrite, embolite and argentojarosite). Barite is unevenly distributed in the deposit. It occurs in veins, as irregular masses and as discrete particles. There does not appear to be any correlation between barite and the silver minerals.

The mineral resources of the Waterloo property as calculated by ASARCO, are:

Waterloo Mineral Resources

Resources [1, 2, 3]		Grade	
	Tons	Ounces of Silver per Ton	% Barite
Indicated Resources	37,235,000	2.71	13.4

1 As at December 1978.

2 These resources are based on historical estimates of resources prepared by ASARCO, a third party mining company independent of Pan American.

3 Pan American reclassified mineral reserves as calculated by ASARCO to resources to conform with CIM classifications. This reclassification was conducted under the supervision of the Company's "qualified person" Norm Pitcher, P. Geo. who is an employee of the Company. Pan American believes the historical estimates are reliable.

There are variations in grade, but the blocks above cut-off grade are generally grouped together. As a result, most of the waste (blocks below cut-off grade) occurs on the extremities of the deposit. Sorting of the ore and waste during mining will require effective grade control, but should not be a major factor in the mining operations.

Mining and processing plans were prepared by ASARCO for the Waterloo deposit during the early 1980s. The proposed operations were based on a production rate of 2,130,000 tons per year. The deposit would be mined by the open pit method. The location of the deposit on a hillside results in favourable conditions with easy pit access and a low stripping ratio. Processing would include crushing, SAG-ball mill grinding, agitation leaching, counter-current decantation washing and silver precipitation from pregnant solution, using zinc dust. Testing has indicated that this processing requires fine grinding (80% - 325 mesh) followed by cyanidation and results in 55% to 60% silver recovery.

Environmental studies were undertaken for the Waterloo property by ASARCO during the early 1980s. Permitting was also completed during the early 1980s. With changes in regulatory requirements since then, it is expected that the permitting process would have to be re-initiated for the property prior to undertaking any development of mining and processing operations. The Waterloo property is well situated in terms of infrastructure, with road, rail, electrical energy, natural gas and telephone all within six miles of the property.

The deposit on the Waterloo property is sufficiently well defined that there is no immediate need to conduct additional mineral exploration. Prior to initiation of mining and processing operations, Pan American will undertake additional study on some aspects of the property and proposed operations, including a total of 7,000 feet of reverse circulation drilling, slope stability studies to determine pit slopes, updating the existing computer data base and utilizing a computer program to establish working pit designs and investigating the possibility of producing barite as a silver by-product from mineral resources on the Waterloo property, at a total estimated cost of $500,000. Pan American intends to await higher silver prices in excess of $7.00 per ounce before undertaking the proposed additional study on the Waterloo property. There is no assurance that the price of silver will rise above or remain above this amount. There is no assurance that Pan American will be able to obtain the permits necessary to undertake development.

In the fourth quarter of 2000 the Company wrote-down the carrying value of the property by $3,260,000 to its estimated net recoverable value of $1,000,000.

Hardshell Property

The Hardshell silver property is located eight kilometres south of Patagonia in Santa Cruz County, Arizona near the Mexican border. The Hardshell property covers 660 acres and consists of seven patented claims and 26 unpatented claims held by ASARCO.

On September 28, 1994 Pan American entered into an option agreement with ASARCO to purchase the Hardshell property, which option agreement was extended on June 26, 1998 (collectively the "Hardshell Option"). Under the Hardshell Option Pan American may purchase a 100% interest in the Hardshell property at any time up to September 28, 2002 by paying $8,000,000 to ASARCO and reserving to ASARCO a 2% net smelter return royalty. The Hardshell Option is not exclusive and ASARCO has the right to solicit other potential purchasers and to sell the Hardshell property to a third party other than Pan American. However, the Hardshell Option grants Pan American a right of first refusal in respect of such third party offers, and Pan American may purchase the Hardshell property if Pan American notifies ASARCO of its election to purchase the Hardshell property upon the same terms and price offered by a third party within 60 days after receiving notice from ASARCO of such offer. In consideration for the grant of the Hardshell option Pan American has paid $2,500 annually to ASARCO on September 28 of each year from 1994 to 1997 and will pay ASARCO an additional $3,125 on September 28 of each year from 1998 through to 2002. Pan American is uncertain whether it will exercise its option, but may seek to extend it.

Mineralization occurs in the Hardshell property in a bedded horizon averaging 80 feet thick by 1,500 feet long by 900 feet wide within the patented claims. The mineralization occurs in fine-grained Tertiary sediments over top of Palaeozoic limestones. Mineralization is a silver-lead-zinc manganese mineral, partially silicified.

In 1975 ASARCO estimated the resource at Hardshell to be 20,000,000 tons grading 3.35 ounces of silver per ton and 8% manganese. In 1994, management of Pan American estimated the operating costs of an underground mine on the Hardshell property to be $41.00 per ton resulting in a direct operating cost of $6.50 per recovered ounce. Estimated capital costs (assuming mill permitting) totalled $55,000,000, or $1.35 per recovered ounce.

Pan American intends to await silver prices in excess of $8.00 per ounce before commissioning an engineering report on the Hardshell property to consider whether to exercise the Hardshell Option and proceeding with development of the Hardshell property. There is no assurance that the price of silver will rise above or remain above this amount. Pan American will seek additional debt or equity financing to fund the development of the Hardshell Property if a decision is made to proceed with development.

San Vicente Exploration Property

San Vicente is an advanced exploration property located in the southern Altiplano of Bolivia. The property is 120 kilometres west-northwest of the city of Tupiza. The property is owned by the Bolivian government mining corporation ("COMIBOL") and was operated as a zinc-silver mine by COMIBOL from the 1970's until 1992 when the government decided to privatize its mining operations. The property consists of approximately 7,500 hectares of mining and water concessions.

On June 21,1999 Pan American Bolivia signed a Joint Venture Agreement with COMIBOL (the "San Vicente Joint Venture") giving Pan American exclusive rights to explore, produce and market mineral products from the property for a period of 30 years with a right to negotiate an extension. In addition, Pan American has exclusive rights to use all existing surface and underground facilities for the same time period. If Pan American places the property into production, COMIBOL will receive between 20-30% of the positive operating cash flow of the mining operation after Pan American Bolivia has recovered all capital expenditures. In calculating net profits Pan American Bolivia is entitled to take into account a fee equal to 2% of Net Smelter Returns. In order to earn its interest Pan American Bolivia was required to invest a minimum of US$20,000,000 within seven years of the date of the agreement according to the following schedule:

Year 1	$600,000
Year 2	$1,200,000
Year 3	$2,200,000
Year 4-5	$5,000,000
Year 6-7	$11,000,000

Other than the investment for Year 1, all other expenditures are optional.

The San Vicente Joint Venture was amended in January 2001 by reducing the minimum expenditures in Year 2 and Year 3 to $300,000 and $1,150,000, respectively and increasing the minimum expenditures for Years 4 and 5 to $6,750,000. The amendment also reflected that Pan American actually expended $800,000 in Year I. The total amount of expenditures required to earn the option did not change and remained at U.S. $20,000,000. A summary of the minimum revised expenditures are as follows:

Year 1	$800,000
Year 2	$300,000
Year 3	$1,150,000
Year 4-5	$6,750,000
Year 6-7	$11,000,000

To-date, Pan American has spent $1,255,000 on San Vicente and has met the requirements to keep its option in good-standing. In October 2001 COMIBOL approved the Company's request for a state of force majeure, which extends the deadline for its spending commitments by a maximum of two years or until the price of silver reaches $5.00 per ounce and the price of zinc reaches $0.50 per pound.

On December 1, 2001 the Company, with the concurrence of COMIBOL, signed a contract to allow a Bolivian mining company to extract, at its own cost, up to 200,000 tonnes of ore during the two-year life of the contract. Pan American will receive the greater of a monthly payment of $13,000, a four percent NSR royalty or, depending on metal prices, 20 percent to 40 percent of the net cash flow generated by the Bolivian mining company from the sale of mineral production from San Vicente.

The San Vicente property is an epithermal-mesothermal silver-zinc-copper-lead vein district hosted by Tertiary conglomerates and small dacitic intrusions. Over 50 veins are currently known and more than 20 of these have been historical producers. The existing mine consists of five developed levels covering a vertical extent of 145 meters. There are two shafts and four adits with surface access. The mine has been dewatered continuously since its closure and the hoists and underground workings have been well maintained. Principal surface facilities consist of a town suitable for housing 350 workers and their families, a flotation mill with 350 tonne per day capacity, and various shops and support facilities. The existing proven and probable reserve at the time of the signing of the Joint Venture were estimated by independent consultants Pincock, Allen and Holt at 1,129,065 tons containing 369 grams per ton silver and 5.32 percent zinc.

During 1999 Pan American spent approximately US$629,500 in exploration at San Vicente thereby fulfilling its minimum work commitment. Work included surface and underground mapping and sampling, surface and underground drilling and underground channel sampling. Twenty-four of the veins were drill-tested and of these, nine indicated potentially economic mineralization. Five veins were determined to have potential for mineralization in widths of 3-8 meters and these were the focus of the underground channel sampling program. The averages for the 38 channelled intervals in this program were 4.88 meters of 408 grams per tonne silver and 4.4% zinc.

Pan American spent $430,000 in 2000 on exploration, underground channel sampling, diamond drilling, check assaying, metallurgical and petrological studies.

Total drilling to date, surface and underground, consists of 29 holes for 4,245 meters, and underground crosscuts of 404 meters in the wider structures.

Pan American has recalculated the San Vicente mineral resources using the new exploration data in the wide veins and incorporating the COMIBOL data for the thin veins.

San Vicente Mineral Resources [1, 2, 3]

Resources	Tonnes	Grams of Silver per Tonne	% Zinc
Measured	-	-	-
Indicated	2,388,474	383	4.43
Inferred	1,710,433	349	5.25
Total	4,098,907	369	4.77

1 As at December 31, 2001.

2 These mineral resources were prepared based in part on historical estimates prepared by COMIBOL, a third party mining company independent of Pan American.

3 Pan American reclassified mineral reserves as calculated by COMIBOL to resources to conform with CIM classifications. Pan American believes COMIBOL's estimates are reliable. This reclassification was conducted under the supervision of the Company's "qualified person" Norm Pitcher, P.Geo., who is an employee of the Company.

Pan American Bolivia was permitted for exploration through September 2001 pursuant to its agreement with COMIBOL. Future exploration, development and mine operations are subject to Pan American obtaining the appropriate permits through the ordinary course permitting process established by the Bolivian government. An ALBA (Bolivian Environmental Scoping Studying) must be completed prior to any significant development by Pan American. The ALBA will be completed in July 2002. It will document pre-existing environmental conditions. Until the ALBA is completed and while Pan American is carrying out work on the property, Pan American may be liable for pre-existing environmental conditions. Upon completion of the ALBA and acceptance thereof by the appropriate government authorities, pre-existing environmental conditions will be the responsibility of COMIBOL.

Pan American wrote-off its $1,142,000 carrying value for San Vicente in December 2000. Expenditures, at San Vicente, subsequent to December 2000 have been expensed.

Tres Cruces Project

The Tres Cruces project is located in north central Peru. It consists of three mining concessions that were beneficially owned by Mina Quiruvilca, one mining concession that was beneficially owned by Oroperu and an option to acquire an additional mining concession that was held by Oroperu.

On January 1, 1998 Pan American and Oroperu entered into an agreement to transfer the three mining concessions that comprise the Tres Cruces project to Tres Cruces S.A., a newly-incorporated Peruvian corporation that is owned as to 50% by Pan American Barbados and as to 50% by Oroperu and which is the subject of a shareholders' agreement between Pan American Barbados and Oroperu, in consideration for Pan American making a payment to Oroperu in the amount of $97,047 and making a payment to Tres Cruces S.A. of $291,000.

The property consists of Tertiary Calipuy Formation dacitic volcanics which are primarily flat-lying to gently dipping with minor interbeds of sandstone and limestone. Surface mapping, geochemistry and alteration studies by Oroperu in 1996 outlined a prospective area of interest that is approximately 3.5 kilometres by 2.5 kilometres and an initial target area that consists of a silicified zone of approximately 250 to 300 metres in diameter, which is open to the north, east and west under overburden cover. A four-hole, 600 metre, drilling program conducted by Oroperu in 1996 has confirmed gold mineralization both in this target area and continuing to the south at least 800 metres. The program provided intersections of up to 70.5 meters grading up to 2.80 grams of gold per tonne.

During 1997 Oroperu completed 13,580 metres of drilling on the Tres Cruces project. Based upon the results of this drilling Oroperu estimated a preliminary inferred mineral resource on the property of 31 million tonnes grading 2.00 grams of gold per tonne. Encouraged by these drilling results Pan American incurred $300,000 in exploration expenditures on the Tres Cruces property in 1998. Work in 1998 consisted of metallurgical testing, geophysical surveying and additional geologic mapping. On November 6, 1998 Pan American and Oroperu entered into an option agreement with Battle Mountain, pursuant to which Battle Mountain was entitled to acquire a 100% interest in the Tres Cruces property in consideration for, inter alia, payments to each of Pan American and Oroperu of $300,000 on December 9, 1998, $1,000,000 on December 9, 1999, $1,000,000 on December 9, 2000 and $13,500,000 on December 9, 2001, and incurring exploration expenditures of $4,500,000 in each of the three years following December 9, 1998. In December of 1999, after making its initial $300,000 payment to Pan American and incurring exploration expenses of $4,500,000, Battle Mountain terminated its option and returned the property to Pan American and Oroperu together with all of its exploration data. Pan American reviewed this data and Pan American and Oroperu decided not to incur any exploration expenditures on the property in 2000 or 2001.

Pan American does not anticipate incurring any exploration expenditures on the Tres Cruces property in 2002. Pan American hopes to option this property to a third party if and when gold prices increase.

Tres Cruces Resources [1,2,3]

Resources	Tonnes	Ounces of Gold per ton
Indicated	22,079,000	1.70
Inferred	8,333,000	1.52

[1] As at December 1999.

[2] These resources are based on historical estimates of resources prepared by Battle Mountain Gold, a third party mining company independent of Pan American.

[3] Pan American reclassified mineral reserves as calculated by Battle Mountain to resources to conform with CIM classifications. This reclassification was conducted under the supervision of the Company's "qualified person" Norm Pitcher, P. Geo., who is an employee of the Company. Pan American believes the historical estimates are reliable.

Manantial Espejo Property

On March 27, 2002 Pan American acquired a 50 percent interest in each of Minera Altovalle S.A. ("Minera Altovalle") and Minera Triton S.A. ("Minera Triton"), two Argentina companies that collectively own the Manantial Espejo exploration property in Santa Cruz, Argentina. Silver Standard Resources Ltd. ("Silver Standard") owns the other 50 percent interest in each of Minera Altovalle and Minera Triton. The Company's acquisition cost was $662,000 in cash and 231,511 of its common shares valued at $1,250,000. In addition, Pan American and Silver Standard each paid $100,000 in cash to eliminate a 1.2 percent NSR royalty on the property. Silver Standard and the Company have entered into a joint venture agreement and will equally share on-going exploration costs. Silver Standard will manage any exploration and Pan American will manage feasibility studies and mine construction should such activities occur. If the mine goes into production, at some time in the future, Pan American and Silver Standard will form a joint venture committee to manage the mine operation and all costs and revenues would be shared equally. Prior to Pan American's acquisition of its indirect interest in Manantial Espejo spending on the property had been in excess of $17 million, much of which had been by Silver Standard. In recognition of Silver Standard's historic expenditures Pan American will contribute the first $3 million toward mine construction once a construction/production decision is made, after which all expenditures will be shared equally in accordance with the joint venture agreement.

Pan American's total acquisition cost and carrying value for Manantial Espejo was and is $2,058,750. Any further expenditures related to this property will be expensed until a commercial ore body has been outlined. A resource estimate, prepared in early 2001 by Pincock Allen & Holt (Stew Wallis, P.Geo., Qualified Person) identified a measured and indicated resource of 4.39 million tonnes grading 264 grams of silver per tonne and 4.51 grams per tonne of gold, and inferred resources of 1.59 million tonnes grading 259 grams per tonne of silver and 3.65 grams per tonne of gold.

Lucita Exploration Property

The Lucita silver exploration property is located ten kilometres northeast of Guadalupe in Zacatecas State in central Mexico. It consists of 14 exploration concessions covering approximately 5,450 hectares and applications for additional concessions covering approximately 4,890 hectares.

The Company's wholly-owned indirect subsidiary, Pan American Mexico, owns the Lucita exploration property.

The Lucita property is subject to a 3% net smelter return royalty payable quarterly to Minera Dolores, a company at arm's length to Pan American.

The Lucita property contains a number of small, formerly producing underground silver mines. Silver production of unknown magnitude was derived from vein mineralization on the Lucita property during the 1700s and 1800s.

In October 1998 Pan American optioned a 49% interest (which could be increased to 60%) in the Lucita property to Teck Corporation ("Teck"), a company at arm's length to Pan American, but in early 2000 Teck terminated its option after completing extensive surface mapping, sampling and geophysics and conducting a first phase diamond drilling program.

Pan American is seeking a joint venture arrangement with a third party for the continued exploration and development of the property. Pan American did not incur any exploration costs in 2001 and it is not anticipated that Pan American will incur any exploration expenses in 2002.

Due to low silver prices the Company wrote-down its carrying value for the Lucita property by $907,000 in the fourth quarter of 2000 to a nil value.

Plateros Exploration Property

The Plateros silver exploration property is located approximately 60 kilometres northwest of Zacatecas City, five kilometres north of Fresnillo in northern Zacatecas State in central Mexico. It consists of an exploration concession covering approximately 928 hectares.

The Plateros exploration property is owned by the Company's wholly owned indirect subsidiary, Pan American Mexico.

The Plateros exploration property is subject to a 2.5% net smelter return royalty in favour of Desarrollo, a Mexican company at arm's length to Pan American. Pan American Mexico has the right to reduce this net smelter return royalty to 1% by making a payment of $2,000,000 to Desarrollo.

The Plateros property is located in an area of low outcrop with old workings adjacent to the well known Fresnillo Mine where rich silver veins, mantos and chimneys have been exploited to 1,000-metre depth. Three principal structures are known in a geological setting believed to be similar to that at Fresnillo.

Pan American completed a $400,000 exploration program on the Plateros property involving surface mapping, geochemical and geophysical surveying and diamond drilling, of which approximately $200,000 was spent in 1999. Pan American did not explore the property in 2001. It is not anticipated that Pan American will incur any exploration expenditures on the property in 2002.

Los Angeles Property

The Los Angeles mining claims are owned by Pan American and are located near the Quiruvilca mine in Peru.

On April 7, 2000 Pan American entered into Mining Rights Assignment and Transfer Option of Mining Rights (the "Farm-Out Agreement") with Barrick pursuant to which Pan American granted Barrick the right to conduct exploration activities on the Los Angeles mineral claims for a 10 year period (which term is automatically renewed unless either party gives notice of termination) in consideration of, among other things, Barrick (i) investing $500,000 per year of exploration expenditures on the property; (ii) paying Pan American a 5% net smelter return on any production derived from the mining claims during the term of the Farm-Out Agreement; and (iii) paying $100,000 per year to Pan American (which amount increases to $200,000 per year after year 5 of such agreement).

As part of the Farm-Out Agreement, Pan American also granted Barrick an option to acquire such mining claims. This option does not become effective until Barrick has invested $10 million in exploration expenditures on the property. If Barrick exercises such option, Barrick shall pay to Pan American an amount equal to the total number of ounces of proven and probable gold reserves on such property (as verified by a third party) multiplied by $5.00. Barrick will also grant Pan American a 5% net smelter return applicable to all gold produced from such mining claims in excess of the proven and probable reserves as stated in the reserve certificate used to calculate the cash purchase price.

In April 2002, Barrick made its annual $100,000 payment to maintain such agreement for a further one year period. In 2001, Barrick drilled six holes and ran several kilometres of geophysics that outlined a potential gold system. Pan American does not know what Barrick's future plans with respect to this property are; however, Barrick has announced a gold discovery on ground adjacent to the Los Angeles claims and indicated that it would conduct a large exploration drilling program in the area.

Mineral Property Expenditures

The following table sets out Pan American's acquisition, exploration and development expenditures for the periods indicated:

	Years Ended December 31 (in thousands of U.S. dollars)		
	2001	2000	Total Expenditures
Acquisition	$ -	$ 8,065	$ 8,065
	-	8,065	8,065
Development			
Huaron	4,899	12,528	17,427
La Colorada	358	5,742	6,100
Other	299	1,999	2,298
	5,556	20,269	25,825
Exploration			
San Vicente	179	471	650
La Colorada	-	492	492
Ocotlan	175	-	175
Other (field office costs)	-	786	786
	354	1,749	2,103
Investment			
Waterloo	56	53	109
Hog Heaven	24	26	50
	80	79	159
TOTAL	$5,990	$30,162	$36,152

Employees

The Company employs ten full-time employees at its head office in Vancouver, including three geologists, one metallurgical engineer, and one environmental specialist.

As at December 31, 2001 Mina Quiruvilca employed 670 persons in connection with the operation of the Quiruvilca mine and indirectly employed an additional 756 persons through private agreements with a number of Peruvian contractors. Approximately 304 of the workers employed by Mina Quiruvilca are members of either the Sindicato de Trabajadores de Pan American Silver S.A.C. – Mina Quiruvilca (the "Quiruvilca Union") or the Sindicato de Trabajadores de Shorey y Anexos (the "Shorey Union"). Mina Quiruvilca considers its relations with its employees to be satisfactory. Negotiations for 2002 are proceeding at the present time.

Minera Huaron employs 114 full time employees and indirectly 614 persons through agreements with Peruvian mining contractors.

Pan American Peru employs 23 full-time employees and three contractors, including one mining engineer.

Pan American Mexico employs 23 employees and 101 contractors, including four geologists, one civil engineer and three mining engineers.

Pan American Bolivia has 16 employees and one part-time contractor, including one geologist.

Research and Development

Pan American conducts research and development activities in order to develop improved production processes and exploration techniques. Costs associated with this work are expensed as incurred. Pan American did not incur any significant research and development costs during 2000 or 2001 and has not budgeted for any significant costs during 2002.

Competitive Conditions

The mining industry is intensely competitive in all of its phases and Pan American competes with many companies possessing greater financial resources and technical facilities. Competition in the mining business or limited sources of capital could adversely affect Pan American's ability to acquire and developing suitable silver mines, silver developmental projects, silver producing companies or properties having significant silver reserves or resources or significant exploration potential. As a result, there can be no assurance that Pan American's acquisition and exploration programs will yield new mineral reserves to replace and expand current mineral reserves.

Pan American's competitive position is largely determined by its costs compared to other producers throughout the world and its ability to maintain its financial integrity through metal price cycles. Costs are governed to a large extent by the location, grade and nature of Pan American's mineral resources as well as by operating and management skills. As one of few mining companies focusing on silver production, development and exploration, Pan American is subject to unique competitive advantages and disadvantages related to the price of silver. If silver prices substantially increase Pan American will be in a relatively stronger competitive position than diversified mining companies that produce, develop and explore for other minerals in addition to silver. Conversely, if silver prices substantially decrease, Pan American would be at a competitive disadvantage to diversified mining companies.

Liquidity

Management of Pan American believed that its working capital deficiency of $0.1 million (as at December 31, 2001) was not sufficient to ensure liquidity throughout 2002. Consequently, on March 11, 2002, the Company completed a public offering of 3,450,000 of its common shares for gross proceeds of $16,560,000 (net proceeds of $15,595,000). Management believes that subsequent to the public offering its working capital and anticipated cash flows from operations are sufficient to ensure liquidity throughout 2002.

Environment

All phases of Pan American's operations are subject to environmental regulation in the various jurisdictions in which it operates. To the best of management's knowledge, Pan American is currently in compliance in all material respects with such environmental regulations applicable to its mining operations and exploration activities. The costs associated with environmental compliance are considered to be normal operating costs necessary to maintain operations on an ongoing basis. Other than specific environmental concerns discussed in this Annual Information Form under the headings "Quiruvilca Mine -

Environment", "La Colorada - Environment" and "Huaron - Environment", the Company is not aware of any material environmental matters requiring significant capital outlays in the immediate future.

In the financial year end dated December 31, 2001 Pan American's environmental operating costs were $886,000 and project costs were $503,000. Operating costs were incurred principally for the acid water treatment plant at Quiruvilca and project costs were principally for tailings dam stabilization at Huaron.

Other than the Quiruvilca and Huaron mines and the La Colorada property, none of Pan American's properties has any outstanding material reclamation or environmental concerns. As at December 31, 2001, an accounting provision for reclamation in the amount of $2,112,000 had been made in respect of the Quiruvilca, Huaron and La Colorada mines.

Environmental legislation in all of the jurisdictions in which Pan American operates is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely affect Pan American's operations and profitability. In addition, environmental hazards may exist on Pan American's properties which are unknown to Pan American at present, which have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The occurrence of any of these conditions could have a material adverse effect on Pan American's operations or profitability.

Risks and Uncertainties

Pan American's operations are subject to various risks and uncertainties not elsewhere described in this Annual Information Form, including, but not limited to, the following:

Governmental Regulation

Pan American's operations and exploration and development activities are subject to extensive Canadian, U.S., Peruvian, Mexican, Bolivian and other foreign federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxation, labour standards, land use, water use, waste disposal, health, safety, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property, remediation of environment, reclamation, historic and cultural preservation. Future changes in such laws and regulations in the various jurisdictions in which Pan American operates could adversely affect Pan American's operations and profitability.

Metal Price and Exchange Rate Fluctuations

Fluctuating metal prices, particularly the price of silver, zinc, lead, copper and gold, represent one of the most significant factors affecting Pan American's operations and profitability. The following table illustrates the volatility of the price of silver and sets forth the annual high, low, average and end of period London Fix prices in U.S. dollars for an ounce of silver for the periods indicated.

	Year ended December 31 (U.S.)				
	2001	2000	1999	1998	1997
High	$ 4.80	$ 5.45	$ 5.75	$ 7.31	$ 6.21
Low	4.10	4.58	4.88	4.77	4.21
Average	4.40	4.95	5.22	5.53	4.89
End of Period	4.52	4.58	5.33	5.05	5.95

On pages 34 through 39 of the Company's 2001 Annual Report under the heading "Management's Discussion & Analysis of Financial Conditions and Results of Operations" there are tables that illustrate the impact of higher and lower metal prices (silver, zinc, lead and copper) on Pan American's expected revenue.

In addition, fluctuations in currency exchange rates between the United States dollar (being the currency in which Pan American's revenues are currently earned) and the Canadian dollar (used to pay corporate head office costs), the Peruvian sole and the Mexico peso (being the currencies in which Pan American's operating costs are currently incurred) could also have a significant impact on Pan American's operations and profitability.

The following table sets forth the exchange rates between the Canadian dollar and the U.S. dollar for the periods indicated including the high, low and average exchange rates for such periods (such rates, which are expressed in Canadian dollars, are the noon buying rates for U.S. dollars reported by the Bank of Canada).

	Year ended December 31 (Cdn.)				
	2001	2000	1999	1998	1997
High	1.6021	1.5590	1.5475	1.5845	1.4399
Low	1.4936	1.4341	1.4200	1.4037	1.3345
Average	1.5484	1.4850	1.4858	1.4831	1.3844
End of Period	1.5926	1.5002	1.4433	1.5333	1.4305

The price of silver and other metals or currency exchange rates are affected by numerous factors beyond Pan American's control including, but not limited to, international economic and political conditions, inflation, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of base and precious metals, and therefore the profitability of Pan American's operations, cannot accurately be predicted. Changes in the market price of these metals and changes in such currency exchange rates could adversely affect Pan American's operations and profitability.

Operating Hazards and Risks

The operation and development of a mine or a mineral property involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, without limitation: ground fall; explosions and other accidents; flooding; environmental hazards; the discharge of toxic chemicals; and other hazards and risks. Such occurrences may result in work stoppages, delayed production, increased production costs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Pan American maintains insurance in an amount, which it considers adequate for its operations, the nature of these risks is such that liabilities could exceed policy limits or may not be insurable. The occurrence of any of these events could incur significant costs, which could have a materially adverse effect upon its operations or profitability.

Exploration and Development Risks

The long-term operation of Pan American's business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that Pan American's mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. For example, the Lucita, Tres Cruces, and Plateros properties are in the exploration stages only and are without a known body of commercial mineralization. Development of Pan American's mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Pan American. As a result, there can be no assurance that Pan American's acquisition, exploration and development programs will yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on Pan American's operations and profitability.

Permitting

Operations at the Quiruvilca, Huaron, La Colorada, and San Vicente properties are subject to receiving and maintaining permits from appropriate governmental authorities in Peru, Mexico and Bolivia (as the case may be). Although Pan American currently has all required permits for its operations as currently conducted at these operations, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations at these properties including any proposed capital improvement programs. Prior to any development on any of its other properties Pan American must receive permits from appropriate governmental authorities. Although the permitting processes with such authorities have progressed well to date and Pan American expects that all necessary permits will be forthcoming, there is no guarantee that Pan American will obtain all permits necessary to develop or continue operating at any particular property.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed the quantity of mineral and reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of Pan American's properties. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Pan American's operations and profitability.

Smelter Supply Arrangements

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. Should any of these counter parties not honour supply arrangements, or should any of them become insolvent, Pan American may be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely affected.

Environmental Factors

All phases of Pan American's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes, if any, in environmental regulation may adversely affect Pan American's operations or profitability. Environmental hazards or conditions may exist on Pan American's properties which are unknown to Pan American at present which have been caused by previous or existing owners or operators or from past or present owners or operations of adjacent properties or natural conditions. The presence of such hazards or conditions could have a material adverse effect on Pan American's operations and profitability.

Specific environmental issues and risks as they relate to Pan American's properties are set out under the headings of "Quiruvilca", "Huaron" and "La Colorada."

Title to Assets

The validity of mining or exploration titles or claims, which constitute most of Pan American's property holdings, can be uncertain and may be contested. Pan American has used its best efforts to investigate its title or claims to its various properties and, to the best of its knowledge, those titles or claims are in good standing. However no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Pan American operates in countries with developing mining laws and changes in such laws could materially affect Pan American's rights to its various properties or interests therein.

Although Pan American has received title opinions for those properties in which it has a material interest there is no guarantee that title to such properties will not be challenged or impugned. Pan American has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Pan American's properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Foreign Operations

As at December 31, 2001, the majority of the Company's current operations were conducted by its subsidiaries outside of Canada in Peru, Mexico and Bolivia. All of Pan American's current concentrate production is derived from its operations in Peru and Mexico. As Pan American's business is carried on in a number of foreign countries it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in February of 2001, the exploration premises of a Canadian mineral exploration company, Manhattan Minerals Inc., at Tambo Grande in Northern Peru, were stormed by approximately 5,000 people, who burned machinery and injured approximately 30 people. Manhattan Minerals is, however, completing plans for complete feasibility and environmental studies in connection with its Tambo Grande development project. Although Pan American's operations in Peru are located in communities that have been traditionally supportive of mining for decades and no discernable local opposition has arisen to Pan American's projects, there can be no assurance that such local opposition will not arise in the future.

Changes, if any, in mining or investment policies or shifts in political attitude in Peru, Mexico or Bolivia may adversely affect Pan American's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

In certain countries where Pan American has properties or interests failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction, or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Pan American's operations or profitability.

United States Legislation

There is a movement in the United States Congress to reform the current mining laws. While it is not expected that any reform legislation will pass the United States Congress in the current session, it is not unlikely that some changes to U.S. mining laws will occur in the future. These changes may include the payment of royalties to the government, increased holding fees and restrictions or prohibitions on patenting mining claims. In addition, prospective legislation could be expected to include various environmental and land use requirements, which may restrict, or in some cases, prevent mining operations. Although none of the mineralization on the properties on which Pan American holds direct or indirect interests are within unpatented claims, Pan American's interest in unpatented claims on federal land could have an overall impact on the value of its properties in the United States.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

Selected consolidated financial information of the Company for each of the last five completed financial years is as follows:

	2001	2000	1999	1998	1997
	(thousands of U.S. dollars, except per share amounts)				
Revenue	$ 37,296	$ 29,931	$ 26,851	$ 30,219	$ 27,789
Operating income (loss)	(11,577)	(45,878)	(5,837)	(6,016)	(3,854)
Operating income (loss) per share	($0.32)	($1.35)	($0.20)	($0.24)	($0.66)
Net income (loss)	(8,077)	(45,878)	(5,837)	(5,987)	(904)
Net income (loss) per share	($0.22)	($1.35)	($0.20)	($0.24)	($0.04)
Cash and short-term investments	3,844	7,590	15,873	10,139	31,936
Total assets	97,517	83,087	107,829	70,719	72,140
Total long-term financial liabilities	5,010	4,987	---	---	---
Total shareholder's equity	58,877	57,544	94,884	61,656	61,656

Selected unaudited consolidated financial information of the Company for each of the last eight quarterly periods is as follows:

	2001				2000			
	Three months ended March 31	Three months ended June 30	Three months ended Sept. 30	Three months ended Dec. 31	Three months ended March 31	Three months ended June 30	Three months ended Sept. 30	Three months ended Dec. 31
	(thousands of U.S. dollars, except per share amounts)							
Total Revenue	$ 4,541	$ 8,051	$ 13,790	$10,914	$7,323	$7,019	$ 6,953	$8,636
Expenses:								
Operating costs	4,894	9,083	14,471	12,143	6,728	6,375	6,083	8,378
Depreciation	708	1,034	1,278	1,292	621	621	642	625
General & admin.	505	476	471	686	556	587	558	473
Reclamation	115	108	107	290	111	112	118	120
General exploration	152	171	115	454	383	326	292	(201)
Investment income, net	292	(28)	(147)	(437)	339	250	315	(458)
Write-off resource ppty					-		(37,601)	(5,146)
Operating income (loss)	(1,541)	(2,849)	(2,799)	(4,388)	(737)	(752)	(38,026)	(6,363)
Gain on sale of land	--	--	3,500	--	--	--	--	--
Net income (loss) for the period	$ (1,541)	$ (2,849)	$ 701	$ (4,388)	$ (737)	$ (752)	$ (38,026)	$ (6,363)
Earnings (loss) per share	($0.04)	($0.08)	$ 0.02	($0.12)	($0.02)	($0.02)	($1.12)	($0.19)

Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

Further discussion of the Company's financial results is contained in the "Management's Discussion and Analysis" incorporated by reference into this Annual Information Form.

Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings will be retained to finance further exploration and development. Currently there are no restrictions with respect to the Company's present or future ability to declare or pay dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") and the Consolidated Financial Statements of the Company for the years ended December 31, 2001 and 2000, set out on pages 34 through 39 and 41 through 55, respectively, of the Company's 2001 Annual Report, which are incorporated by reference herein.

MARKET FOR SECURITIES

The Company's common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "PAA". The common shares of the Company are also quoted on the NASDAQ National Market and trade under the symbol "PAAS".

DIRECTORS AND OFFICERS

The names and municipalities of residences of the directors and officers of the Company, the positions held by them with the Company and their principal occupations for the past five years are set forth below:

Name and Municipality of Residence	Position with the Company	Principal Occupation During the Past Five Years
ROSS J. BEATY [2, 3, 4] Vancouver, B.C.	Director, Chairman and Chief Executive Officer (director of the Company since September 30, 1988)	Chairman and Chief Executive Officer of the Company
J. E. FLETCHER [1, 2, 4] Richmond, B.C.	Director of the Company since Sept. 11, 1995	Retired since June 1993; formerly Chief Operating Officer of Cominco Limited (a mining company)
WILLIAM A. FLECKENSTEIN [3, 4] Seattle, Washington, U.S.A.	Director of the Company since May 9, 1997	President of Fleckenstein Capital, Inc. (an investment counselling firm) from 1996 to present; prior thereto Partner of Olympic Capital Management Inc. (an investment counselling firm)
MICHAEL J.J. MALONEY [1, 2, 3, 4] Seattle, Washington, U.S.A.	Director of the Company from Sept. 11, 1995 to Nov. 29, 1999 and then re-elected on May 15, 2000	Private Investor
PAUL B. SWEENEY [1, 4] Surrey, B.C.	Director of the Company since August 6, 1999	Vice President and Chief Financial Officer of Canico Resource Corp. (a mining company) since February 2002; prior thereto Chief Financial Officer of Manhattan Minerals Inc. (a mining company) from December 1999 to May, 2001; Chief Financial Officer of Sutton Resources Inc. (a mining company) from February, 1998 to April, 1999; and prior thereto Senior Vice President and Chief Financial Officer at Princeton Mining Corp.
MICHAEL LARSON [4] Seattle, Washington	Director of the Company since November 29, 1999	Investment Advisor and Manager of Cascade Investment LLC (a private investment company)
JOHN H. WRIGHT [4] Vancouver, B.C.	Director, President and Chief Operating Officer (director of the Company since September 30, 1988)	President of the Company

Name and Municipality of Residence	Position with the Company	Principal Occupation During the Past Five Years
ANTHONY HAWKSHAW Vancouver, B.C.	Chief Financial Officer	Chief Financial Officer of the Company
NORM PITCHER North Vancouver, B.C.	Chief Geologist	Chief Geologist of the Company since February, 1998 and prior thereto consulting geologist with H.A. Simons Engineering
STUART A. MOLLER La Paz, Bolivia	Vice President, Exploration	Vice President, Exploration of the Company since July 1997; and prior thereto Exploration Manager in Bolivia with Barrick Gold Corporation (a mining company)
ROSALIE MOORE West Vancouver, B.C.	Vice President, Corporate Relations	Vice President, Corporate Relations of the Company since October 1997; Mining Analyst with Yorkton Securities from October 1996 to August 1997; and prior thereto Manager, technical services and investor relations for Diamond Fields Resources Inc.

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating and Governance Committee
[4] Member of the Environmental Committee

The directors of the Company are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are elected or appointed. The board currently consists of seven directors five of whom, J.E. Fletcher, Paul B. Sweeney, Michael Larson, William A. Fleckenstein and Michael J.J. Maloney, qualify as unrelated directors who are independent of management. Mr. J.E. Fletcher will not stand for re-election at the next Annual General Meeting of the Company. Management will nominate Mr. John M. Willson for election as a director. Mr. Willson has been retired since April 2000 and prior thereto was the Chief Executive Officer of Placer Dome Inc., a mining company. Mr. Willson would qualify as an unrelated director who is independent of management. The board has established four committees: the Audit Committee, the Compensation Committee, the Environmental Committee and the Nominating and Governance Committee. The board does not have an Executive Committee. The composition of the various committees is set forth in the preceding table.

As at March 28, 2002, the directors and officers of the Company as a group beneficially owned, directly or indirectly, 9,113,110 common shares of the Company representing 21.9% of the issued and outstanding common shares of the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. However, the directors are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Information Circular for the Annual General Meeting of the Company to be held on May 10, 2001. Additional financial information is also provided in the Company's Audited Consolidated Financial Statements for the years ended December 31, 2001 and 2000 which are contained in the Company's 2001 Annual Report.

The Company shall provide to any person, upon request to the Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a shelf or short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

    (i) one copy of the Annual Information Form of the Company, together with a copy of any document or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

    (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year;

    (iii) one copy of the information circular of the Company in respect to its most recent annual meeting of shareholders that involved the election of directors; and

    (iv) one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or shelf or short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a) (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Requests for copies pursuant to the foregoing should be made to the Secretary of the Company at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

GLOSSARY OF TERMS

"*adit*" - a horizontal or nearly horizontal passage driven from the surface for the working of a mine.

"*adularia*" - a very low-temperature monoclinic potassium feldspar.

"*andesite*" - a dark-coloured, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase (esp. andesine) and one or more of the mafic minerals (e.g. biotite, horneblend, pyroxene), with a ground-mass composed generally of the same minerals as the phenocrysts; the extrusive equivalent of diorite.

"*argillic*" - pertaining to clay or clay minerals, e.g. in "argillic alternation" in which certain minerals are converted to minerals of the clay group.

"*arroyo*" - a term applied in the arid and semi-arid southwestern U.S. to a small deep flat-floored channel or gully of an ephemeral or intermittent stream. It is usually dry and has steep or vertical banks of unconsolidated material.

"*basalt*" - a dark-coloured igneous rock, commonly extrusive, composed primarily of calcic plagioclase and pyroxene.

"*berm*" - a low shelf or narrow terrace on the backshore of a beach, formed of material thrown up and deposited by storm waves. It is generally bounded on one side by a beach scarp.

"*bonanza*" - a miner's term for a rich body of ore or a rich part of a deposit; a mine is "in bonanza" when it is operating profitably. Also, discontinuous locally rich ore deposits, esp. epithermal ones.

"*breccia*", "*brecciation*" - rock broken up by geological forces.

"*chalcopyrite*" - a bright brass-yellow tetragonal mineral; generally found massive and constitutes the most important ore of copper.

"*cut-and-fill*" - a method of stoping in which ore is removed in slices, or lifts, following which the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined. The back fill supports the walls of the stope.

"*cut-off grade*" - the minimum grade of mineralization or ore used to establish quantitative estimates of total mineralization or ore.

"*diamond drill*" - a type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

"*doré*" - unrefined gold and silver in bullion form.

"*drift*" - a horizontal passage underground that follows along the length of a vein or rock formation.

"*enargite*" - a grayish-black or iron-black orthorhombic mineral. It is an important ore of copper.

"*epithermal*" - formed by low-temperature (100 - 200° C.) hydrothermal processes.

"*fault*" - a fracture in a rock where there has been displacement of the two sides.

"*feldspar*" - a prominent group of rock-forming silicate minerals.

"*fracture*" - breaks in a rock, usually due to intensive folding or faulting.

"*galena*" - the most important ore of lead, found in hydro-thermal veins and as a replacement mineral.

"*gangue*" - that part of an ore deposit from which a metal or metals is not extracted.

"*graben*" - a down-thrown block between two parallel faults.

"*granodioritic*" - similar to granitic, except that graphic texture does not seem to occur, and a lower percentage of silicon, and a higher calcium and magnesium content is present.

"*hypogene*" - said of geological process, and of its resultant features, occurring within and below the crust of the earth.

"*ignimbritic*" - formed as a result of sub-aerial volcanic activity and having an appearance quite distinct from normal tuffs, in many cases having the appearance of flow-banding.

"*indicated mineral resource*" - mineral resources for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"*inferred mineral resource*" - mineral resources for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"*lacustrine*" - pertaining to, produced by, or inhabiting a lake or lakes.

"*loop*" - a pattern of field observations that begin and end at the same point with a number of intervening observations.

"*manto*" - a blanket-like replacement of rock (commonly limestone) by ore. In some districts, the term has been modified to designate a pipe-shaped deposit confined within a single stratigraphic horizon.

"*measured mineral resource*" – the part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"*mineral reserve*" – the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur that when the material is mined.

"*mineralization*" or "*resources*" or "*mineral resources*" – is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"*muck*" - ore or rock that has been broken by blasting.

"*open pit*" - a surface working open to daylight, such as a quarry.

"*ore shoot*" - a pipelike, ribbonlike or chimneylike mass of ore within a deposit (usually a vein), representing the more valuable part of a deposit.

"*orogeny*" - a period of mountain building.

"*pinch*" - a compression of the walls of a vein, or the roof and floor of a coal bed, which more or less completely displaces the ore or coal.

"probable mineral reserve" - is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"proven mineral reserve" - is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"*pyrite*" - a mineral containing iron sulphide.

"*pyroclastic*" - rock formed by the mechanical combination of volcanic fragments.

"qualified person" - is an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; and has experience relevant to the subject matter of the mineral project; and who is a member in good standing of a recognized self-regulatory organization of engineers or geoscientists.

"*raise*" - a vertical or inclined underground working that has been excavated from the bottom upward.

"*resuing*" - a method of stoping wherein the wall rock on one side of the vein has been blasted after the ore itself is broken, with the waste rock used as fill. Resuing is employed on narrow veins and permits a recovery with a minimum of dilution.

"*reverse circulation drill*" - a rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

"*rhodochrosite*" - a hexagonal carbonate mineral, found in lead and silver-lead ore veins and in metasomatic deposits.

"*rhodonite*" - a manganese mineral sometimes found in hydro-thermal veins or metasomatic deposits.

"*rhyolite*" - fine-grained to glassy acid volcanic rocks.

"*shrinkage stoping*" - a method of stoping which utilizes part of the broken ore as a working platform and as support for the walls.

"*silicified*" - a rock altered by a silica hydrothermal solution.

"*skarn*" - rocks composed nearly entirely of lime-bearing silicates and derived from nearly pure limestones and dolomites in which large amounts of silicon, aluminium, iron and magnesium has been introduced.

"*slurry*" - a highly fluid mixture of water and finely divided material, e.g. of pulverized coal and water for movement by pipeline, or of cement and water for use in *grouting*.

"*sphalerite*" - the main zinc ore, found in metasomatic deposits with galena, in hydro-thermal vein deposits, and in replacement deposits.

"*split*" - a coal seam that is separated from the main seam by a thick parting of other sedimentary rock.

"*stope*" - an excavation in a mine from which ore is being or has been extracted.

"*strike*" - the course or bearing of a layer of rock.

"*stripping ratio*" - the ratio of waste material to ore experienced in mining an ore body by open pit.

"*supergene*" - said of a mineral deposit or enrichment formed near the surface, commonly by descending solutions; also, said of the solutions and of that environment.

"*swell*" - an enlarged place in an orebody, as opposed to a *pinch*.

"*tailings*" - material rejected from a mill after recoverable valuable minerals have been extracted.

"*tennantite*" - a blackish lead-gray isometric mineral. It is isomorphous with tetrahedrite, and sometimes contains zinc, silver, or cobalt replacing part of the copper. It is an important ore of copper.

"*tetrahedrite*" - a metallic isometric mineral. It is isomorphous with tennantite, and often contains silver or other metals replacing part of the copper. Tetrahedrite is an important ore of copper and sometimes an ore of silver.

"*toe*" - the downslope edge of a landslide or slump.

"*trachytes*" - fine-grained, alkali, intermediate igneous rocks.

"*tuff*" - a general term for all consolidated pyroclastic rocks. Adj: *tuffaceous*.

"*tuffs*" - upon consolidation, the general name for the material derived from solid volcanic material which has been blown into the atmosphere by explosive activity.

"*vein*" - an epigenetic mineral filling of a fault or other fracture, in tabular or sheetlike form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

"*volcaniclastic*" - rock formed by the mechanical combination of volcanic fragments.

"*winze*" - a vertical or inclined opening sunk from a point inside a mine. Similar to a shaft, but the latter starts at surface.

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DOCUMENT 2

PAN AMERICAN SILVER CORP.
1500 - 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6

PROXY
EXTRAORDINARY GENERAL MEETING
September 5, 2002

THIS PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member ("shareholder") of Pan American Silver Corp. (the "Company") hereby appoints Anthony Hawkshaw, or failing him Gordon Jang, or

____

as proxyholder for and on behalf of the undersigned to attend the extraordinary general meeting of the Company to be held on September 5, 2002 and any adjournments thereof (the "Meeting"), to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxy to vote as follows:

1. To pass an ordinary resolution, the full text of which is set out as Appendix "A-1" to the accompanying Joint Management Information Circular, authorizing the Company to issue common shares and common share purchase warrants of the Company and to grant options to purchase common shares of the Company pursuant to an arrangement under Section 192 of the *Canada Business Corporations Act* involving Corner Bay Silver Inc., its shareholders and optionholders.

   FOR ☐ AGAINST ☐

2. To pass an ordinary resolution, the full text of which is set out as Appendix "A-2" to the accompanying Joint Management Information Circular, authorizing an amendment to the terms of the Company's stock option plan to increase the aggregate number of common shares of the Company for which options may be granted under such plan to 4,846,084 common shares.

   FOR ☐ AGAINST ☐

The undersigned hereby revokes any proxy previously given in respect of the shares represented hereby.

EXECUTED on the ________ day of ______________, 2002.
If not dated, this proxy will be deemed to be dated the date of mailing of the accompanying Information Circular.

____
Signature of Member(s)

____
Name of Member(s)
(Please print clearly)

____
Address

____
City/Province

____
Number of Shares Held
If left blank, all shares registered in your name will be deemed to be represented by this proxy.

NOTES TO PROXY

1. If the instructions of the shareholder on this proxy are certain, the common shares represented by this proxy will, on any poll, be voted as the shareholder may have specified by marking an "X" in the spaces provided for that purpose. **IF NO CHOICE IS SPECIFIED, THE COMMON SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.**

2. If for any reason the instructions of the shareholder on this proxy are uncertain as they relate to the election of directors, the proxyholder will **NOT** vote the shares represented by this proxy for any director.

3. **THIS PROXY ALSO CONFERS A DISCRETIONARY AUTHORITY TO VOTE THE SHARES WITH RESPECT TO:**

   A) AMENDMENTS OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING; AND

   B) OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING,

   BUT ONLY IF MANAGEMENT HAS NOT BEEN MADE AWARE A REASONABLE TIME PRIOR TO THIS SOLICITATION THAT THE AMENDMENTS, VARIATIONS OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING.

4. **IF THE SHAREHOLDER DOES NOT WISH TO APPOINT THE PERSON NAMED IN THIS PROXY, HE OR SHE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON HE OR SHE WISHES TO ATTEND AND ACT AS HIS OR HER PROXYHOLDER AT THE MEETING. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.**

5. This proxy may not be valid unless it is dated and signed by the shareholder or by his or her attorney duly authorized by him or her in writing, or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this proxy is executed by an attorney for an individual shareholder or joint shareholder or by an officer or officers or the attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy.

6. The proxy may be revoked by delivering an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation: (i) at the registered office of the Company, at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2 at any time up to and including the last business day preceding the Meeting or any adjournment thereof; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A shareholder may also revoke this proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company in the manner described above or in any other manner permitted by law.

7. The proxy may not be used at the Meeting unless it is deposited at the office of COMPUTERSHARE TRUST COMPANY OF CANADA, the Company's Registrar and Transfer Agent, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, Attention: Stock Transfer Department, no later than 2:00 p.m. (Vancouver time) on Tuesday, September 3, 2002. The Chairman of the Meeting has the discretion to accept proxies filed subsequently.

DOCUMENT 3

Pan American
S I L V E R C O R P.



August 2, 2002

Dear Shareholder:

It is my pleasure to invite you to attend an extraordinary general meeting of our shareholders to be held on Thursday, September 5, 2002 at 2:00 p.m. (Vancouver time) in the Connaught Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia. At the meeting, you will asked to consider and vote upon the issuance of Pan American shares and warrants and the granting of Pan American options pursuant to an Arrangement under which Pan American will acquire all of the issued and outstanding shares of Corner Bay Silver Inc.

Corner Bay is an TSX-listed exploration company which holds a 100% interest, with no royalties, in the Alamo Dorado silver deposit. This deposit was a grass roots exploration discovery made by Corner Bay in 1997 in Sonora State, Mexico. A feasibility study on the Alamo Dorado Project was recently completed by AMEC E & C Services, Inc. Mineral reserves on the Alamo Dorado Project (calculated at per ounce prices of US$4.60 silver and US$300 gold) include proven reserves of 23.6 million tonnes of ore grading 71 grams of silver per tonne and 0.27 grams of gold per tonne and probable reserves of 12.14 million tonnes of ore grading 60 grams of silver per tonne and 0.24 grams of gold per tonne, representing approximately 77 million ounces of silver and 297,000 ounces of gold. The Alamo Dorado Project is located in the western foothills of the Sierra Madres and occupies a ridge top, making it ideal for low strip ratio, open pit mining.

The acquisition of Corner Bay represents a significant step towards our goal of establishing Pan American as the largest and purest silver producer in the world. The transaction increases our Latin American reserves by almost 70% and is expected to increase our near-term silver production by more than 50%. In addition, over 75% of Alamo Dorado's value comes from silver, so it will also accentuate Pan American's existing silver purity. With Alamo Dorado in our near-term development pipeline, Pan American's near-term annual silver production should reach 20 million ounces.

Pan American shareholders are to approve the issuance of shares, warrants and options pursuant to this Arrangement by way of an ordinary resolution. In order to grant the requisite number of Pan American options to former optionholders of Corner Bay, Pan American shareholders must also approve an increase to the maximum number of options that may be granted under Pan American's stock option plan by way of ordinary resolution.

Independent financial advisors retained by Pan American have provided a written opinion that the Arrangement is fair to the shareholders of Pan American from a financial point of view. The transaction also has been unanimously approved by the board of directors of Pan American. **For the reasons set out in the enclosed joint information circular, your board of directors unanimously recommends that Pan American shareholders vote FOR the resolutions to be considered at the meeting.**

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 . TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com

The accompanying joint management information circular provides a detailed description of the Arrangement and includes certain financial statements and other information in respect of Corner Bay and Pan American to assist you in considering the proposed transaction. I urge you to review this information carefully and, if you require assistance, to consult your legal, financial or other professional advisors.

I hope you will attend the meeting. If you are unable to attend in person, however, I would appreciate it if you would take the time now to consider this matter and complete, sign, date and return the enclosed proxy (printed on blue paper) in order that your shares can be voted at the meeting. If you have any questions regarding the matters outlined in the company joint management information circular, please call the company at (604) 684-1175 and ask to speak to Rosie Moore, our Vice President, Corporate Relations.

I sincerely thank you for your ongoing support as we continue to grow our company.

Yours truly,



ROSS J. BEATY,
Chairman and Chief Executive Officer

* This letter contains forward looking statements. See the section entitled "Forward Looking Statements" in the enclosed Joint Management Information Circular.